.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

Date April 26, 2022	By: /s/ Andi Setiawan
(Signature)

Andi Setiawan
Vice President Investor Relation

THEME

Digitalization for A Better Future

Digitalization has become an essential component that touches the various aspect of people’s lives. The pandemic has propelled this even further as it has accelerated the digitalization process to a point that hadn’t been considered previously. A wide variety of sectors such as lifestyle, education, health, logistics, agriculture and finance have gone through the digitalization process. We also have to acknowledge that, after the end of the pandemic, digitalization will continue to be one of the primary factors in managing and building a better life in the future.

In response to these circumstances, PT Telkom Indonesia (Persero) Tbk and its subsidiaries have and will continue to strengthen itself as the main operator that facilitates digitalization in Indonesia. We will continue to invest and carry out various innovations according to the community's needs for digital services today and in the future. Our strategy and efforts emphasize the development of a digital ecosystem based on digital connectivity, digital platforms, and digital services. In addition to strengthening the digital infrastructure network, we also form collaborations and go into partnerships to continue to improve our digital capabilities. All that we do is not colely for the company but for a flourishing Indonesia in the years to come.

DISCLAIMER

PT Telkom Indonesia (Persero) Tbk publishes this report as a form of transparency and accountability to present material data and information for all stakeholders. On the whole, the contents of this report are derived from internal analysis as well as credible sources of documents and sources.

Some parts of this report contain data and information that are forward-looking statements such as targets, expectations, forecasts, estimates, prospects, or projections of Telkom's operational performance and future business conditions. Prior to being published in this report, Telkom had thoroughly considered the data and information.

However, Telkom understands that risks and uncertainties caused by several factors, such as changes in economic, social, and political conditions in Indonesia may affect its operational performance and future business conditions. Therefore, Telkom reminds readers that Telkom cannot guarantee that data and information that are forward-looking statements specified in this report are true, accurate, and can be fulfilled in its entirety.

In addition to publishing this report, Telkom as a company listed on the New York Stock Exchange (NYSE) is also required to submit SEC Form 20-F as annual report to the Securities and Exchange Commission (SEC). Therefore, some of the information in the 2021 Annual Report can also be found in SEC Form 20-F, even though the two Reports are not the same set of reports.

The term “Telkom” as used in this Report refers to the parent entity, while the term “Telkom and its Subsidiaries” or “TelkomGroup” refers to the entire parent company, its subsidiaries and affiliated entities. However, the use of the term “Telkom” does not exclude subsidiaries and affiliates in the scope of the contents and discussion of the Report.

To make it easier for stakeholders, the digital form of the 2021 Annual Report can be accessed and downloaded via http://www.telkom.co.id

Or scan here:

IDX Ticker	: TLKM
NYSE Ticker	: TLK

Telkom stakeholders can submit questions and suggestions to:

Investor Relation Unit

Andi Setiawan

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (62-21) 521 5109
Fax.	: (62-21) 522 0500
E-mail	: investor@telkom.co.id
Facebook	: TelkomIndonesia
Instagram	: telkomindonesia
Twitter	: @telkomindonesia

TABLE OF CONTENTS

TIPS FOR READING THE CONTENTS OF THIS REPORT

Readers looking to gain a general understanding of Telkom are advised to read this Report from the beginning to the “Report of the Board of Commissioners and Board of Directors”. Readers who wish to learn in-depth about Telkom are advised to continue reading this Report until the end.

APPENDICES		272
Appendix 1:	Glossary	273
Appendix 2:	List of Abbreviations	280
Appendix 3:	Cross Reference to the Circular Letter by the Financial Services Authority No. 16/SEOJK.04/2021	284
Appendix 4:	Affiliate Transactions List	297

CONSOLIDATED FINANCIAL STATEMENTS		308
Audited Consolidated Financial Statements 2021
Audited Financial Statements 2021 for the Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (formerly Program Kemitraan dan Bina Lingkungan) (Community Development Center)

Table of Content

TELKOM HIGHLIGHTS

9	2021 Kaleidoscope
10	Profile of Telkom and Its Subsidiaries
12	Products and Customers
13	Infrastructure
14	Operational Areas and Services
15	Key Financial Data Overview
18	Stock Information
20	Information Regarding Obligations, Sukuk or Convertible Bond

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2021 KALEIDOSCOPE

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PROFILE OF TELKOM AND ITS SUBSIDIARIES

PROFILE OF TELKOM

Company Name	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Abbreviated Name	PT Telkom Indonesia (Persero) Tbk
Commercial Name	Telkom
Business Fields, Type of Products, and Services	To operate telecommunications, informatics networks and services, as well as optimize the utilization of the Company's resources.
Corporate Status	Public Company, State-Owned Enterprise
Ownership	52.09% The Government of the Republic of Indonesia 47.91% Public
Legality	NPWP 01.000.013.1-093.000
SIUP based on Business Identification Number (NIB) No. 9120304490415
NIB 9120304490415
Company Establishment Date	November 19, 1991
Legal Basis of Establishment

Pursuant to the Government Regulation No.25 of 1991, the Company’s status was changed to a State-Owned Limited Liability Company (“Company”) based on Notarial Deed drawn up by Imas Fatimah, S.H., No.128, dated September 24, 1991, which was approved by the Minister of Justice of the Republic of Indonesia through its Decree No.C26870.HT.01.01 in the Year 1991 dated November 19, 1991, and announced in the State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992 Supplement to the State Gazette No. 210.

Head Office Address and Contact	Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia - 40133
	Phone Fax Website E-mail	: +62-22-4521404 : +62-22-7206757 : www.telkom.co.id : corporate_comm@telkom.co.id
: investor@telkom.co.id
Social Media	Facebook	: TelkomIndonesia
	Instagram	: telkomindonesia
	Twitter	: @telkomindonesia
Stock Listing	The Company was listed on the Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) on November 14, 1995
Ticker	Indonesia Stock Exchange: TLKM New York Stock Exchange: TLK
Stock Type	Series A Dwiwarna shares and series B shares
Authorized Capital	1 series A Dwiwarna share 399,999,999,999 series B shares
Issued and Fully Paid Capital	1 series A Dwiwarna share 99,062,216,599 series B shares
Rating	International	: Baa1 (stable) from Moody’s BBB (stable) from Fitch Ratings A from MSGI ESG Rating
	Domestic	: idAAA from Pefindo

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PROFILE OF SUBSIDIARIES

Telkom is the largest telecommunication company in Indonesia with:

5
11	Direct subsidiaries with active operation
25	Indirect subsidiaries
9	Affiliated companies

Direct Subsidiaries with Active Operation

Telkomsel www.telkomsel.com

PT Telekomunikasi Selular (Telkomsel) is a cellular operator with the widest network reaching more than 90% of Indonesia’s population, with its core business comprising cellular telecommunications services and the operation of cellular telecommunications networks.

Telkom Metra www.metra.co.id

PT Multimedia Nusantara (Telkom Metra) is an investment company and sub-holding which has expanded into various basic digital services and ICT industries through acquisition, partnership and building a strong business ecosystem.

Telkomsat www.telkomsat.co.id	PT Telkom Satelit Indonesia (Telkomsat) is a company with a satellite business portfolio that provides end-to-end satellite-based digital service focusing on customer needs (customer-oriented).
PINS www.pins.co.id

PT PINS Indonesia (PINS)  is a company that is active in the business of integrating devices, networks, systems, processes, and the Internet of Things (IoT), with its core business being a provider of various technology, information, and communication equipment and IoT facilities.

Telkom Akses www.telkomakses.co.id

PT Telkom Akses (Telkom Akses) is a company that is engaged in the deployment and management of fixed broadband access network infrastructure services, managed service, and operation maintenance of fixed broadband access networks.

Telin www.telin.net

PT Telekomunikasi Indonesia International (Telin) is a global telecommunications operator that provides telecommunications & IT service solutions overseas. Currently, Telin has 9 global offices abroad.

Mitratel www.mitratel.co.id

PT Dayamitra Telekomunikasi (Mitratel) is a company that provides infrastructure for telecommunication towers (tower provider) for the domestic market with a core business that includes tower construction and tower management services (collocation & reseller).

Telkom Infra www.telkominfra.co.id

PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) is a company that provides domestic and international telecommunications infrastructure  management services (services and solutions). Its core business is telecommunications infrastructure and submarine cable services

Metranet www.metranet.co.id	PT Metranet (Metranet) is an integrated media and digital content provider. Its core business is online media, digital content, and digital billing.
Telkom Property www.telkomproperty.co.id

PT Graha Sarana Duta (Telkom Property) is a property service company that focuses on leveraging Telkom’s idle assets. Its core business is property management, property development, project management, and facilities management.

STS https://neutradc.com

PT Sigma Tata Sadaya (STS) is a company that focuses on a data center business portfolio with a core business that is a provider of various technology, information, and communication equipment and facilities and data center facilities.

Note:

a more complete list of subsidiaries can be seen in the Consolidated Financial Statements.

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PRODUCTS AND CUSTOMERS

To create and increase value for its customers, Telkom manages the business based on the customer segment, or Customer Facing Unit (CFU). Telkom categorizes its products portfolio into five segments: Consumer, Mobile, Enterprise, Wholesale and International Business, and Others.

Consumer Providing fixed voice, fixed broadband, IP-TV, and digital services.	Fixed Telephone Line Subscribers 9.0 million
IndiHome Fixed Broadband Subscribers 8.6 million

Mobile

Providing cellular legacy services including voice and SMS, mobile broadband, as well as mobile digital services including IoT, big data, financial services, VOD, music, gaming and digital advertisement.

Cellular Subscribers 176.0 million
Postpaid Subscribers 7.2 million	Prepaid Subscribers 168.8 million
Mobile Broadband Subscribers 120.5 million

Enterprise

Providing ICT and smart platform services including connectivity, IT services, data centers and cloud, business process outsourcing, devices, satellite business, digital services, and adjacent services (such as e-health services and ATM management).

Corporate Customers 1,517	MSME Customers 358,001	Government Institution Customers 930
Wholesale and International Business Providing domestic and international wholesale traffic, network, and digital platforms and services as well as tower and managed infrastructure and network.	Other Licensed Operator (OLO) Customers 8	Transponder & Closed User Group Customers 25
Internet Service Provider Customers 292	Global Partner/Enterprise Customers 434

Others

Providing digital services such as digital platforms, digital content, B2B e-commerce in support of other segments as well as providing property management services to fully utilize Telkom’s property assets throughout Indonesia.

Digital Music (RBT, music streaming, and Langit Musik) 50 million active users	Digital Games 27 million paid users

Note:

The data presented on this page is current as of December 31, 2021.

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INFRASTRUCTURE

Telkom and its subsidiaries actively develops the infrastructure to support technology and information services and support the growth of digital service innovations. We continuously carry out digital empowerment in Indonesia through our Indonesia Cyber Core program that consists of three components, namely id-Service ("id-SEV"), id-Convergence ("id-COV"), and id-Network ("id-NET").

id-Service (“id-SEV”)	Games, Video/TV, education, e-commerce, mobile payment, travel, crowd-sourcing, health	3 Application Development Platform infrastructure clusters
1 Data Management Platform infrastructure cluster
1 Graphical Processing Unit (GPU) Farming infrastructure cluster
1 In-memory database infrastructure cluster
1 Artificial Intelligent infrastructure cluster
2 Big Data Platform infrastructure clusters
id-Convergence (“id-COV”)	Data Center	26 data centers which consists of:
• 5 data centers overseas
• 18 neuCentrIX data centers (domestic)
• 3 tier 3 dan 4data centers (domestic)
	Telkom Cloud	Public Cloud : 2 zones, consisting of T-Cloud dan Flou-Cloud
Hybrid Cloud : 1 zone, Playcourt
Private Cloud : 1 zone, Telkom Internal Cloud
Internet of Thing / Machine to Machine (M2M)
	Security	1 system Vulnerability Management Platform
1 system Security Insight Platform
	Big Data/ Artificial Intelligence (AI)	1 system full-stack big data platform
1 system multimedia data extraction
Various standalone and embedded AI capabilities
	Augmented Reality (AR)/ Virtual Reality (VR)	1 system
	Payment/Block-chain	3 systems
id-Network (“id-NET”)	Fiber Optic Backbone Network	170,885 km
• 106,185 km domestic fiber optic
• 64,700 km international fiber optic
	Point of Presence (PoP)	120 PoP consists of:
• 62 PoP in the domestic network
• 58 PoP in the international network
	Satellite	2 Satellites with total capacity 109 TPE that consist of:
• Merah Putih Satellite (60 TPE)
• Telkom 3S (49 TPE)
	Mobile Network	251,116 BTS including:
• 50,241 BTS 2G
• 63,149 BTS 3G
• 137,613 BTS 4G
• 113 BTS 5G
36,761 towers including:
• 8,000 Telkomsel towers
• 28,206 Mitratel towers
• 555 Telkom towers
	Fiber Optic Access Network	• 35.68 million Homes Passed
• 14.1 million Optical Ports
	Wi-Fi	390,976 Access Points
• 150,173 Managed Access Points
• 240,803 Homespots

Note:

Cluster is a group of integrated infrastructure to support digital services.

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OPERATIONAL AREAS AND SERVICES

7	Telkom Regional Offices.	170,885 km	Optic Backbone Network
61	Telecommunications areas.	120	Point of Presence (PoP)
387	Plasa Telkom Outlets.	2	Satellites with a total capacity of 109 TPE
10	Global offices in Singapore, Hong Kong, Timor Leste, Australia, Malaysia, Taiwan, USA, Myanmar, New Zealand, and Dubai.	251,116	Mobile Network BTS
18	GraPARI Internasional di Hong Kong, Taiwan, dan Timor Leste.	36,761	Tower
396	GraPARI in Indonesia, including 9 GraPARI TelkomGroup in Medan, Pematang Siantar, Pangkal Pinang, Palembang, Tangerang, Jakarta, Bandung, Surabaya, and Sorong.	390,976	Wi-Fi Access Point
174	Mobile GraPARI units.
750	IndiHome Sales Car

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KEY FINANCIAL DATA OVERVIEW

Consolidated Statements of Comprehensive Income	Years ended on December 31
(in billions of Rupiah except for net income per share and per ADS which are represented in Rupiah)	2021	2020	2019	2018	2017
Total revenues	143,210	136,462	135,567	130,784	128,256
Total expenses*	99,303	93,274	93,913	93,009	84,093
EBITDA	75,723	72,080	64,832	59,181	64,609
Operating profit	47,563	43,505	42,394	38,845	43,933
Profit for the year	33,948	29,563	27,592	26,979	32,701
Profit for the year attributable to:
Owners of the parent company	24,760	20,804	18,663	18,032	22,145
Non-controlling interest	9,188	8,759	8,929	8,947	10,556
Total comprehensive profit for the year	35,928	25,986	25,400	31,921	30,369
Total comprehensive profit for the year attributable to:
Owners of the parent company	26,767	17,595	16,624	22,844	19,952
Non-controlling interest	9,161	8,391	8,776	9,077	10,417
Net income per share	249.94	210.01	188.40	182.03	223.55
Net income per ADS (1 ADS : 100 common stock)	24,994	21,001	18,840	18,203	22,355
* Exclude other income (expense)

Consolidated Statement of Financial Position	Years ended on December 31
(in billions of Rupiah)	2021	2020	2019	2018	2017
Assets	277,184	246,943	221,208	206,196	198,484
Liabilities	131,785	126,054	103,958	88,893	86,354
Equity attributable to owner of the parent company	121,646	102,527	99,561	98,910	92,713
Net working capital (current asset - current liabilities)	(7,854)	(22,590)	(16,647)	(2,993)	2,185
Long-term investment in associates	139	192	1,944	2,472	2,148

Capital Expenditure	Years ended on December 31
(in billions of Rupiah)	2021	2020	2019	2018	2017
Total	30,341	29,436	36,585	33,620	33,156

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Consolidated Financial and Operation Ratios	Years ended on December 31
	2021	2020	2019	2018	2017
Return on Assets (ROA (%)(1)	12.2	12.0	12.5	13.1	16.5
Return on Equity (ROE) (%)(2)	23.3	24.5	23.5	23.0	29.2
Operating Profit Margin (%)(3)	33.2	31.9	31.3	29.7	34.3
Current Ratio (%)(4)	88.6	67.3	71.5	93.5	104.8
Total Liabilities to Equity (%)(5)	90.6	104.3	88.7	75.8	77.0
Total Liabilities to Total Assets (%)(6)	47.5	51.0	47.0	43.1	43.5
Debt to Equity Ratio(x)(7)	0.48	0.54	0.44	0.38	0.32
Debt to EBITDA Ratio(x)(8)	0.91	0.91	0.80	0.74	0.55
EBITDA to Interest Expense (x)(9)	17.3	15.9	15.3	16.9	23.3

Remarks:

(1)	ROA is calculated as profit for the year divided by total assets at year end December 31.
(2)	ROE is calculated as profit for the year divided by total equity at year end December 31.
(3)	Operating profit margin is calculated as operating profit divided by revenues.
(4)	Current ratio is calculated as current assets divided by current liabilities at year end December 31.
(5)	Liabilities to equity ratio is calculated as total liabilities divided by total equity at year end December 31.
(6)	Liabilities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31.
(7)	Debt to equity ratio is calculated as debt (included finance lease) divided by total equity.
(8)	Debt to EBITDA ratio is calculated as debt (included finance lease) divided by EBITDA.
(9)	EBITDA to interest ratio is calculated as EBITDA divided by cost of funds.

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EBITDA Margin

60.0
50.0
40.0
50.4
45.3
47.8
52.8
52.9
2017
2018
2019
2020
2021

Net Income Margin

20.0
15.0
10.0
17.3
13.8
13.8
15.2
17.3
2017
2018
2019
2020
2021

Leverage Ratio

1.0
0.8
0.6
0.4
0.2
0.0
0.55
0.74
0.80
0.91
0.91
0.32
0.38
0.44
0.54
0.48
2017
2018
2019
2020
2021
Debt to EBITDA Ratio
Debt to Equity Ratio (DER)

Profitability Ratio

30.0
25.0
20.0
15.0
10.0
5.0
29.2
23.0
23.5
24.5
23.3
16.5
13.1
12.5
12.0
12.2
2017
2018
2019
2020
2021
Return on Equity (ROE)
Return on Assets (ROA)

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STOCK INFORMATION

TELKOM’S STOCK INFORMATION AT THE IDX

The following is the report of the highest, lowest and closing share prices, trading volumes, number of shares outstanding and market capitalization of the stock which were recorded at the Indonesia Stock Exchange (IDX) for the periods indicated:

Calendar Year		Price Per Share			Volume	Outstanding Shares	Market Capitalization
		Highest	Lowest	Closing	(shares)	Excluding Treasury Stock	(Rp Billion)
			(in Rupiah)
2017		4,840	3,780	4,440	21,225,443,500	99,062,216,600	447,552
2018		4,460	3,250	3,750	24,436,003,500	99,062,216,600	371,483
2019		4,500	3,480	3,970	20,656,298,500	99,062,216,600	393,277
2020		4,030	2,450	3,310	34,789,507,100	99,062,216,600	327,896
	First quarter	4,030	2,450	3,160	6,183,711,600	99,062,216,600	313,037
	Second quarter	3,540	2,970	3,050	8,074,592,300	99,062,216,600	302,140
	Third quarter	3,190	2,540	2,560	7,535,262,700	99,062,216,600	253,599
	Fourth quarter	3,640	2,540	3,310	12,995,940,500	99,062,216,600	327,896
2021		4,250	3,000	4,040	25,419,078,500	99,062,216,600	400,211
	First quarter	3,640	3,040	3,420	8,170,188,800	99,062,216,600	338,793
	Second quarter	3,570	3,130	3,150	5,206,365,000	99,062,216,600	312,046
	Third quarter	3,690	3,000	3,690	5,542,524,500	99,062,216,600	365,540
	Fourth quarter	4,250	3,590	4,040	6,500,000,200	99,062,216,600	400,211
	September	3,690	3,300	3,690	1,745,701,600	99,062,216,600	365,540
	October	3,880	3,600	3,800	1,705,357,800	99,062,216,600	376,436
	November	4,170	3,590	3,990	2,936,403,900	99,062,216,600	395,258
	December	4,250	4,010	4,040	1,858,238,500	99,062,216,600	400,211

Telkom’s stock price on the last trading day of the IDX, which was December 30, 2021, closed at Rp4,040. At that price, Telkom’s market capitalization reached Rp400 trillion or 4.9% of the total capitalization of the Indonesia Stock Exchange (IDX).

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TELKOM’S AMERICAN DEPOSITORY SHARES (ADS) INFORMATION AT THE NYSE

On 30 December 2021, Telkom ADS closed at US$28.99 at the New York Stock Exchange (NYSE). The following table reports the highest, lowest and closing share prices, trading volumes, number of shares outstanding and market capitalization of the stock which were recorded at the New York Stock Exchange (NYSE) for the periods indicated.

Calendar Year		Price Per ADS			Volume
		Highest	Lowest	Closing	(ADS)
			(in US$)
2017		36,19	28,10	32,22	76.122.383
2018		32,51	21,75	26,21	98.313.215
2019		31,48	24,27	28,50	58.515.643
2020		29,37	16,06	23,52	69.959.149
	First quarter	29,37	16,06	19,25	14.250.945
	Second quarter	23,32	18,29	21,88	21.448.517
	Third quarter	22,66	17,33	17,37	16.701.828
	Fourth quarter	25,55	16,97	23,52	17.557.859
2021		29,72	20,44	28,99	59,114,415
	First quarter	25,62	22,39	23,64	14,775,028
	Second quarter	27,46	21,65	21,67	19,535,239
	Third quarter	25,62	20,44	25,40	14,257,500
	Fourth quarter	29,72	25,00	28,99	10,546,648
	September	25,62	23,30	25,40	4,045,478
	October	27,33	25,41	26,29	2,516,417
	November	28,65	25,00	28,07	3,955,966
	December	29,72	27,93	28,99	4,074,265

CORPORATE ACTION INFORMATION REGARDING STOCKS

During the 2021 reporting period, Telkom did not take any corporate actions at the IDX or NYSE, such as stock splits, reverse stock, shares dividend, bonus shares and decrease in nominal value of shares. Therefore, this report does not contain information regarding the dates of corporate actions, stock split ratios, reverse stock, stock dividends, bonus shares, the number and value of shares emitted, changes in the nominal value of shares, the number of shares before and after corporate action as well as the value of stocks before and after corporate actions.

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INFORMATION REGARDING OBLIGATIONS, SUKUK OR  CONVERTIBLE BONDS

Bonds	Principal (Rp million)	Issuance Date	Maturity Date	Term (Years)	Interest Rate per Annum (%)	Underwriter	Trustee	Rating (Pefindo)
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015	June 23, 2022	7	9.93	PT Bahana Sekuritas: PT BRI Danareksa Sekuritas; PT Mandiri Sekuritas: PT Trimegah Sekuritas Indonesia Tbk	PT Bank Permata Tbk	idAAA
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015	June 23, 2025	10	10.25
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015	June 23, 2030	15	10.60
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015	June 23, 2045	30	11.00

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REPORT OF THE BOARD OF COMMISSIONERS AND DIRECTORS

22	Report of the Board of Commissioners
25	Report of the Board of Directors
29	Statement Letter of Responsibility for 2021 Annual Report

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REPORT OF THE BOARD OF COMMISSIONERS

All in all throughout 2021, the Board of Directors had prepared a work plan and implemented the appropriate strategy to attain the Company’s strategic targets that conformed with its purpose, vision and mission.

“The Board of Commissioners considers that the Board of Directors has carried out the management of the Company in a good manner as well as recorded positive financial and operational performances amid the COVID-19 pandemic situation, which in 2021 had not yet been attenuated. We have also observed that Telkom's digital transformations, which address  the development of digital connectivity, digital platforms and digital services, are progressing well.”

Dear Respected Shareholders and all Stakeholders,

Let us offer praise and gratitude to God Almighty as  PT Telkom Indonesia (Persero) Tbk (Telkom or the Company) recorded a considerable performance throughout 2021 amid a challenging situation due to the Covid-19 pandemic.

MACROECONOMICS GENERAL OUTLOOK

In 2021, Indonesia's Gross Domestic Product (GDP) experienced its highest growth in the second quarter, amounting to 7.07%. This later came down mid- 2021 because of a spike in Covid-19  cases due to the spread of a new variant of the disease, which caused the Government to impose Community Activities Restrictions Enforcement (PPKM: Pemberlakuan Pembatasan Kegiatan Masyarakat) to mitigate the pandemic. Overall, Indonesia succeeded to record a GDP growth rate of 3.69% in 2021, higher than that of neighboring countries such as Singapore, Malaysia and Thailand.

The positive economic growth in 2021 is expected to continue in 2022, consistent with what several world economic institutions are predicting for Indonesia for 2022. The country’s rising vaccination rate as well as an increase of activities everywhere have supported economic growth. The International Monetary Fund (IMF) has projected that Indonesia's GDP in 2022 will grow by 5.9%.

At the same time, in 2021 the ongoing COVID-19 pandemic effected a change in users’  communication patterns as they increasingly utilized digital solutions, whether for work (with Work from Home), study (Learn from Home), as well as other activities such as entertainment or support of businesses. The telecommunications industry is expected to continue to grow rapidly alongside a huge increase in the use of smartphones and the availability of diverse applications and digital solutions supporting various community activities.

SUPERVISION AND ASSESSMENT OF THE BOARD OF DIRECTORS’ PERFORMANCE IN 2021 AND THE RATIONALE OF THE ASSESSMENT

All in all, we have assessed that throughout 2021 the Board of Directors carried out its duties and functions in managing the Company in a good manner. The Board of Directors had prepared a work plan and implemented the appropriate strategy to attain the Company’s strategic targets that conformed with its purpose, vision and mission. Additionally, the Board of Directors maintained the Company’s technological leadership in the industry, made efficacious and efficient investments, developed digital talents and capabilities, by and large achieving a good balance between economic values and social aspects. We can therefore see the results of all this through the achievement of a positive growth in the Company's Revenue, EBITDA, and Net Profit in 2021. From an operational perspective, the Company also recorded an excellent performance growth owing to, amongst others, the rise in the number of IndiHome's fixed broadband subscribers and an increase in data traffic on cellular services. These positive financial and operational performances have further strengthened Telkom's position as the market leader in the telecommunications industry in Indonesia.

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Telkom always ensures the best and widest digital connectivity for the community, by strengthening its infrastructure capabilities, both backbone and optical fiber-based access networks, as well as Base Transceiver Stations (BTS) fitted with the latest technology. The Company also develops both cloud and data centers, as well as security and data analytics to further strengthen digital platforms. Furthermore, Telkom also develops various digital services to provide digital solutions with the best experience for customers. We consider that all of these were carried out to increase the Company’s effectiveness and create a competitive and sustainable growth in the future.

PROVISION OF GUIDANCE TO THE BOARD OF DIRECTORS: FREQUENCY AND METHODS

The Board of Commissioners regularly provides advice to the Board of Directors, both in writing and verbally. In writing, the Board of Commissioners’ recommendations is provided in letter form or through a Decision of the Board of Commissioners. Verbal advice is delivered directly during the Board of Commissioners’ meetings which consists of: Joint Meetings between the Board of Commissioners and the Board of Commissioners Directors; Committee Meetings, in which the Board of Commissioners is a member of the Committee; and Internal Meetings of the Board of Commissioners for which the Board of Directors is invited to join.

VIEW ON BUSINESS PROSPECTS

The Board of Commissioners views that the growth of Telkom's business prospects going forward is fairly well assured. Through the development and strengthening of the Company’s digital connectivity, digital platforms, and digital services, the Company will have excellent resources to obtain various opportunities in addition to a sustainable growth in the future. We believe that the Company will be able to maintain its market position, particularly as Telkom continues to invest in increasing its capacity and capability to provide the best digital experience for all its customers.

Future growth opportunities include IndiHome's fixed broadband services, mobile digital business services, enterprise solutions services, data centers and the provision of telecommunication towers. Telkom is in prime position to capture diverse opportunities in the future, supported by the reach, capacity and capability of a comprehensive, reliable and integrated infrastructure.

Furthermore, the Board of Commissioners is also supportive of efforts by the Board of Directors to explore additional opportunities to increase the value of the Company, such as: implement inorganic activities selectively and prudently; explore revenue from assets that have not been optimally valued; and develop start-up company in the hope that these will have greater value or generate synergetic value in the future.

ASSESSMENT OF THE PERFORMANCE OF COMMITTEES UNDER THE BOARD OF COMMISSIONERS

Telkom's Board of Commissioners is assisted by three committees in carrying out its supervisory function of the Company. The three committees are: the Audit Committee; the Nomination and Remuneration Committee (KNR); and the Planning and Risk Evaluation and Monitoring Committee (KEMPR). In our view, the three Committees have carried out their duties effectively in accordance with their roles. Each Committee carried out studies, made recommendations and gave their full support to the Board of Commissioners so that the oversight mechanism of the Board of Directors could run effortlessly.

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The Audit Committee assisted us, among others, in supervising and conducting reviews of financial information that will be submitted to the public, as well as examining complaints related to accounting and financial reporting processes. The Nomination and Remuneration Committee provided diverse and crucial recommendations related to policies; criteria for and the selection of strategic positions within the Company and its subsidiaries; as well as the remuneration of the Board of Directors. The Planning and Risk Evaluation and Monitoring Committee provided recommendations regarding the strategic and risk management aspects of the Company. It also conducted a comprehensive evaluation of the Board of Directors' proposals regarding the Company’s Long-Term Plan, the Implementation Strategy Document (Mid-Term Plan), as well as the Company's Budget Activity Plan and monitored their implementation.

VIEWS ON THE IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE

Corporate governance is one of the supervisory focuses of the Board of Commissioners. We are committed to ensuring the implementation of a high standard of governance across the TelkomGroup, in accordance with the principles of Good Corporate Governance (GCG) and by upholding the core values of AKHLAK. Throughout 2021, the Board of Commissioners actively supervised and provided recommendations on various aspects of company management, including risk management.

The implementation of the Whistleblowing System (WBS) is one of the governance practices that has been effective and the Board of Commissioners continues to encourage a regular improvement. Through this mechanism, the Company can identify and minimize the potential for fraud as well as policy deviations or internal violations.

APPRECIATION TO STAKEHOLDERS AND CLOSING

On behalf of the Board of Commissioners, we would like to thank all the Directors, management, and employees who have wholeheartedly contributed to manage TelkomGroup's business activities. Furthermore, we would also like to give our appreciation to all our stakeholders who have given their full support to Telkom in an effort to realize the purpose, vision and mission of the Company.

With a good collaboration between stakeholders, we believe Telkom will continue to grow in a sustainable manner and play an important role in supporting the progress of the nation henceforward.

Jakarta, April 26, 2022

On Behalf of the Board of Commissioners

/s/ Bambang Permadi Soemantri Brodjonegoro

Bambang Permadi Soemantri Brodjonegoro

President Commissioner/Independent Commissioner

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REPORT OF THE BOARD OF DIRECTORS

TelkomGroup recorded excellent financial and operating performances in 2021, driven by the increasing need for connectivity and customers’ online activities.	Revenue Increase 4.9% YoY	Net Profit Increase 19.0% YoY

“In 2021, Telkom focused on strengthening its fundamentals and successfully navigated the ongoing COVID-19 pandemic. Telkom has consistently invested for the future, hence creating various growth opportunities through its three business pillars: Digital Connectivity, Digital Platform, and Digital Services.”

Esteemed Shareholders, Board of Commissioners, and all Stakeholders,

We give our praise and gratitude to God Almighty for bestowing His infinite blessings upon us, thus enabling PT Telkom Indonesia (Persero) Tbk (“Telkom” or “Company”) to successfully traverse a very challenging 2021. On this occasion, please allow us to provide a summary of all our efforts and attainments throughout 2021.

ECONOMIC AND INDUSTRY CONDITIONS

Overall, the COVID-19 pandemic still remained the main challenge for business actors in Indonesia. The emergence of a new variant in mid-2021 caused a second wave of the pandemic, which in turn created an enormous pressure on the national economy. However, the Government's quick and appropriate measures, including the implementation of the the Community Activities Restrictions Enforcement (PPKM), were able to effectively rein in the pandemic alongside a gradual recovery of the economy. Statistics Indonesia noted that the Indonesian economy grew by 3.69% in 2021, better than 2020 when the country experienced a contraction or decrease of 2.07%. In effect, Indonesia's economic growth exceeds that of several neighboring countries such as Thailand which grew by 1.6%, Vietnam by 2.6% or Malaysia which grew by 3.1%.

Throughout 2021, the exchange rate for the Rupiah against the USD tended to weaken but this was still within a controlled range. Data from Bank Indonesia shows that the USD selling rate on January 4, 2021 was Rp13,973 per USD, and closed at the level of Rp14,340 per USD on December 31, 2021. The inflation rate for 2021, another key macro indicator, was relatively low at 1.87%. This low inflation rate enabled Bank Indonesia (BI 7 Days Repo Rate) to lower its benchmark interest rate from 3.75% in early 2021 to 3.50% at the end of 2021. We believe that economic conditions will continue to improve alongside the mitigation of the COVID-19 pandemic and an increase in the population’s mobility. Telkom also foresees that the public’s online usages, taken up during the pandemic, will remain after the end of the pandemic. We will thus continue to strengthen our digital infrastructure as well as develop the various digital platforms and solutions required to accomplish the Company's vision to become the public’s digital telco of choice.

PERFORMANCE ACHIEVEMENTS COMPARED TO TARGET

In 2021, Telkom recorded a revenue of Rp143.21 trillion or an increase of 4.9% compared to the previous year. In terms of profitability, Telkom posted an EBITDA of Rp75.72 trillion or an increase of 5.1%, and a net profit of Rp24.76 trillion or an increase 19.0% compared to the 2020 period. Revenue achievement was slightly below our target with an attainment of 99.5% of the target.

In the Mobile segment, Telkomsel was able to maintain its position as the leading cellular operator in Indonesia with 176.0 million subscribers, of which 120.5 million are mobile data users. Overall, Telkomsel's revenue in 2021 was recorded at Rp84.27 trillion or an increase of 0.7%. The performance of the Mobile segment was 95.2% of the set target. Revenue contribution from the Digital Business increased to 77.9% of Telkomsel's total revenue, compared to 71.6% in the previous year. The Digital Business growth was supported by a growth in Data revenue of 6.9%. This was driven by an increase in data traffic (Data Payload) of 43.3%. Meanwhile, revenue from the Legacy business decreased by 22.2%, in line with the shift from voice and SMS to data.

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In the Consumer segment, IndiHome also continued to lead the country’s fixed broadband market by controlling more than 80% market share. The number of IndiHome subscribers at the end of 2021 reached 8.6 million subscribers, an increase of 585 thousand subscribers from the previous year. In step with this, the Consumer segment recorded a significant increase in revenue of 19.0% to Rp24.93 trillion, a substantial contribution to the increase of our consolidated revenues. The consumer segment’s revenue performance reached 107.9% of the set target.

The performance of the Enterprise segment in 2021 was quite good notwithstanding the pressures due to the COVID-19 pandemic. Revenue from this segment reached Rp19.14 trillion or an increase of 8.0% compared to the previous period. This is an attainment of 104.3% of the set target.

Meanwhile, the Wholesale and International Business (WIB) segment recorded a revenue of Rp14.25 trillion or a growth of 5.6% compared to the previous year, which was Rp13.50 trillion. The performance of this segment reached 109.6% of the target set at the beginning of the year.

In addition to these four segments, Telkom also manages a Miscellaneous segment. Telkom recorded a decrease of 6.4% for this segment. The contributions of this segment to Telkom's consolidated revenue is still relatively low. However, this segment has displayed a high growth through the assorted initiatives in developing and providing various digital services for both B2B and B2C.

In November 2021, PT Dayamitra Telekomunikasi Tbk, one of our subsidiaries, successfully launched its initial public offering (IPO) and managed to raise Rp18.8 trillion in funds. This is part of our strategy to create value for Telkom shareholders by opening up tower assets with high valuations, resulting in a better valuation for the company.

OVERVIEW OF BUSINESS PROSPECTS

Amid the ongoing COVID-19 pandemic, Telkom continued to create growth opportunities through its three business pillars: Digital Connectivity, Digital Platform, and Digital Services. We have continuously strengthened our networks to provide quality broadband services for both mobile and fixed line to offer the widest coverage in Indonesia. This is a vital endeavor to strengthen the Company's position as the market leader in the domain of digital connectivity. Furthermore, Telkom is currently increasing the capacity and capability of its data center and cloud business lines as well as various other digital platforms such as data analytics and security, which are enablers in the creation of diverse digital service solutions based on customer needs. We believe that henceforward Telkom will continue to have excellent business prospects and growth, as the three business pillars are increasingly relevant to the needs and demands of consumers.

Telkom is committed to continuously innovate and implement the newest and state-of-the-art technology so as to provide the best experience for customers in the Mobile segment. Through our subsidiary, Telkomsel, we have started the gradual implementation of 5G technology since mid-2021. Going forward, alongside advancements in the ecosystem and various use cases, we believe that 5G technology will provide new growth opportunities. Additionally, Telkomsel carries out digital initiatives through separate entities to gain competitiveness and the suppleness to develop digital services in keeping with the needs of the public, such as in the fields of health, education, and lifestyle.

In the Consumer segment, we believe that its development potential is immense as the fixed broadband service penetration in Indonesia is still relatively low at under 20% of households. We expect an increase of daily activities carried out from home, whether for work, study, shopping, entertainment, and even entrepreneurial ventures - all with the support of a high-quality internet. Telkom, through IndiHome, will continue the drive to create a digital environment, build a digital society, and accelerate the digital economy.

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The Enterprise segment has excellent business prospects as businesses become fully active again with the mitigation of the pandemic and later on in the post-pandemic period. Telkom is in a strong position to capture various business opportunities, and by doing so growing together with corporations and SMEs in Indonesia, through its diverse enterprise solutions and the support of a comprehensive digital infrastructure. Concurrently, for the Wholesale & International Business segment, Telkom is focused on growing the towers business, data centers, and infrastructure managed services to reinforce its position as a partner for domestic and global content providers through its function in supporting the digital ecosystem.

Additionally, through MDI, Telkom also undertakes digital initiatives via its investments in various start-ups in sectors that are aligned with the company's strategy and that have the potential for synergies and good future valuations. Our expectation is that a number of these start-ups will, in the future, be able to make a significant contribution to the Company, both through business synergies and through their increasing valuations as they grow.

We are also in the process of increasing our capacity as well as consolidating assets of our data centers in order to advance the data center business. We expect to increase the Company's value through this strategy, as we have done with the tower business.

Telkom considers that the fixed mobile convergence is a necessity. We have put together a roadmap for this to happen, with the aim of providing better customer experience, a more effective allocation of capital expenditures (CAPEX) and generate better data integration.

Telkom is always open to forging partnerships with other parties in view of accelerating the expansion its digital capabilities or to get investors who have a vision to jointly capitalize on growth opportunities and create higher value.

2022 PROGRAM AND PERFORMANCE TARGETS

As a means to capture diverse growth opportunities as described in the business prospects section above, Telkom has formulated a strategic program with the theme 'Enhance Digital Capability and Business Performance for Sustainable Growth' for 2022. The primary programs that will be implemented are:

1.	Deliver the best quality of service with excellent customer experience, service quality and customer experience management are the key components to gain customer loyalty.
2.

Excel in the three digital domains and unlock business leveraging group synergy, to address the dynamics of the telecommunications industry which continuously progresses, an integrated telco is needed and delayering will enable the Company to widen its customer segment and increase the Company's value.

3.

Accelerate digitalization and lean organization development for impactful operation, Telkom will continue to step up with improvements to its operational and business models for the purpose of becoming a leaner organization.

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SUPPORTING DIGITALIZATION FOR A BETTER FUTURE

We believe that digitalization in diverse fields presents an excellent opportunity for Indonesia to vault and be on a par with other developed countries. Advances in education, health, finance and other sectors can be achieved faster and cheaper through diverse digital platforms. Hence the importance of and the need for an extensive and quality digital connectivity infrastructure, a capable digital platform, and various digital services based on the needs of the communities we serve. Telkom has the necessary resources and passion to support communities across all segments so that they can enjoy and reap the benefits of this digital era. Our efforts to continue to invest to strengthen digital connectivity, digital platform and the digital services business lines are tangible manifestations of our contributions in creating a digital environment, developing a digital society, and accelerating the digital economy. Digital literacy and skills are one of the key components for Indonesia to achieve its dream of becoming a developed country.

IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE

TelkomGroup consistently upholds the implementation of good corporate governance in accordance with the principles of Good Corporate Governance (GCG) and refers to the eight principles of corporate management, in accord with the Implementation of the Corporate Governance Guidelines for Public Companies from the Financial Services Authority (OJK). We believe that good governance is the main element that will help ensure the long-term sustainability of the company. The implementation of GCG at Telkom aims to support the realization of the Company's purpose, vision and mission, as a result of which will provide added value and benefits for shareholders and other stakeholders.

During the 2021 period, we continuously strengthened several significant sectors, including ameliorations to the Internal Audit division with the aim to improve supervision within the company.

CLOSING

In closing, on behalf of the Board of Directors of PT Telkom Indonesia (Persero) Tbk, we would like to express our gratitude and highest appreciation to all our shareholders, the Board of Commissioners, loyal customers, business partners, the media, the general public, and all other stakeholders for the support they have provided to Telkom throughout 2021. We would also like to thank all management and employees of TelkomGroup for their dedication and contributions in carrying out their duties, responsibilities, and support in realizing the Company's purpose, vision, mission, and work programs throughout 2021.

Henceforward, we aspire to consistently innovate in this digital era that offers so many opportunities, so that Telkom continues to record excellent and sustainable growth.

Jakarta, April 26, 2022

On behalf of the Board of Directors

/s/ Ririek Adriansyah

Ririek Adriansyah

President Director

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STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2021 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2021 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 26, 2022

Board of Commissioners
/s/ Bambang Permadi Soemantri Brodjonegoro
Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner
/s/ Wawan Iriawan	/s/ Bono Daru Adji	/s/ Abdi Negara Nurdin
Wawan Iriawan Independent Commissioner	Bono Daru Adji Independent Commissioner	Abdi Negara Nurdin Independent Commissioner
/s/ Ismail	/s/ Marcelino Rumambo Pandin	/s/ Rizal Mallarangeng
Ismail Commissioner	Marcelino Rumambo Pandin Commissioner	Rizal Mallarangeng Commissioner
/s/ Isa Rachmatarwata	/s/ Arya Mahendra Sinulingga
Isa Rachmatarwata Commissioner	Arya Mahendra Sinulingga Commissioner

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STATEMENT OF THE MEMBER OF BOARD OF DIRECTORS

REGARDING WITH RESPONSIBILITY FOR

PT TELKOM INDONESIA (PERSERO) TBK 2021 ANNUAL REPORT

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2021 Annual Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Annual Report.

This statement is made in all truthfulness.

Jakarta, April 26, 2022

Board of Directors
/s/ Ririek Adriansyah
Ririek Adriansyah President Director
/s/ Heri Supriadi	/s/ FM Venusiana R.	/s/ Herlan Wijanarko
Heri Supriadi Director of Finance & Risk Management	FM Venusiana R. Director of Consumer Service	Herlan Wijanarko Director of Network & IT Solution
/s/ Muhamad Fajrin Rasyid	/s/ Budi Setyawan Wijaya	/s/ Edi Witjara
Muhamad Fajrin Rasyid Director of Digital Business	Budi Setyawan Wijaya Director of Strategic Portfolio	Edi Witjara Director of Enterprise & Business Service
/s/ Afriwandi	/s/ Bogi Witjaksono
Afriwandi Director of Human Capital Management	Bogi Witjaksono Director of Wholesale & International Service

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ABOUT TELKOM

32	Purpose, Vision, Mission, Strategy, and Corporate Culture
37	Telkom Milestone
39	Business Activities
41	Awards and Certifications
46	Telkom Organizational Structure
47	List of Industry Association Membership Related to the Implementation of Sustainable Finance
49	Profile of the Board of Commissioners
60	Profile of the Board of Directors
68	Profile of the Senior Vice President
70	Telkom Employees
74	Shareholders Composition
77	Subsidiaries, Associated Companies, and Joint Ventures
82	Chronology of Stocks Registration
84	Chronology of Other Securities Registration
86	Name and Address of Institutions and/or Supporting Capital Market Profession

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PURPOSE, VISION, MISSION, STRATEGY, AND CORPORATE CULTURE

The digital industry is growing rapidly and creates challenges for business actors. Telkom answers this challenge by setting a purpose, vision, mission, strategy, and corporate culture, to support national digitalization and to internalize the transformation agenda. This information is contained in the long-term plan and was approved by the Board of Commissioners and the Board of Directors on December 9, 2019.

PURPOSE

To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders.

VISION

To be the most preferred digital telco to empower the society.

MISSION

1.	Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all.
2.	Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption.
3.	Orchestrate digital ecosystem to deliver superior customer experience.

STRATEGIES

Telkom conceives its strategic framework into a portfolio direction strategy that includes the development of 3 (three) digital business domains, namely digital connectivity, digital platforms, and digital services. The portfolio direction strategy in the business domain is supported by a value delivery model strategy that includes portfolio optimization strategies, technology, organization, synergy and operational excellence, talent management and corporate culture, inorganic initiatives, and corporate governance.

Broadly speaking, Telkom's strategy is contained in the acronym WINDIGITAL, which includes:

Win broadband connectivity business to maximize cash flow
Invest to scale DC/IaaS and be the national B2B digital leader to maximize value
Nurture digital B2C service ecosystem through selective investment to maximize synergy
Drive continuous and strict optimization of business and asset value
Increase group technology integration and digitization
Gear up for streamlined lean digital-ready organization
Improve operation quality and synergy for cost leadership and better customer experience
Transform digital telco talents and incorporate digital culture
Acquire digital capabilities inorganically and accelerate ecosystem partnership
Link up group strategy plan and implementation and enhance risk management and compliance

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Transformation for Digital Acceleration

TelkomGroup remains consistent in carrying out business and operational transformations that are more focused on strengthening fundamentals and preparing investments to face future challenges to ensure sustainable company growth and support accelerated transformation towards a superior digital telecommunication company. On the other hand, due to the impact of the COVID-19 pandemic, 2021 will be challenging due to changing consumer consumption patterns and the nomadic lifestyle trend where various companies offer digital solutions so that competition is increasingly dynamic. In this situation, the speed in responding to the market is one of the determinants of success, so Telkom must be able to keep up with the speed of changing customer behavior through appropriate digital solutions.

Throughout 2021, TelkomGroup will run three main programs. First, accelerate the transformation to lead in digital space and get stronger customer engagement – namely accelerating transformation into a superior digital telco and having stronger bonds with customers. Second, drive cost leadership and CAPEX efficiency are underpinned by innovative operating models. Third, leverage and unlock group potential to increase corporate value - strengthen TelkomGroup's potential advantages and realize it to increase company value. Through these three programs, Telkom is optimistic that it can continue the transformation to maintain itself as the digital telco to advance the community and bring TelkomGroup to become a superior company in Asia.

Telkom is optimistic to strengthen its leadership position in its core businesses, namely digital connectivity, build and develop digital talent to accelerate digital platform growth, encouraging innovation in digital services, and strengthen business value enhancement through portfolio optimization and lean organization implementation. In addition, the competitiveness of broadband and digital businesses is enhanced by investing in the required infrastructure and implementing lean operations based on integrated digital processes. TelkomGroup also cooperates with various partners with reliable resources to support Telkom's operations.

Telkom has a remarkable Group Corporate Transformation (GCT) unit to oversee and accelerate digital transformation in the TelkomGroup business strategy to support smooth transformation. The existence of GCT can help improve a company's digital readiness to be leaner, more agile, and streamlined. TelkomGroup also carries out various policies needed to increase value synergistically through subsidiary streamlining programs and shared service operations (SSO).

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CORPORATE CULTURE AND VALUE

Core Values AKHLAK

Since 2020, every State-Owned Enterprise (SOE) is required to apply the main values called AKHLAK, in accordance with the Circular Letter of the Minister of SOEs Number: SE 7/MB/07/2020 dated July 1, 2020 regarding Core Values of Human Resources of State-Owned Enterprises.

Amanah / Trustworthy	Holding on to the trust given
Kompeten / Competent	Continue to learn and develop capabilities
Harmonis / Harmonious	Caring for each other and respecting differences
Loyal	Dedicated and prioritizing the interests of the Nation and the State
Adaptif / Adaptive	Continue to innovate and be enthusiastic in moving or facing change
Kolaboratif / Collaborative	Building a synergistic collaboration

In order to answer these directions and in line with Telkom's Corporate Strategy Scenario 2021-2025, which mandates the Company to Align Ways of Working Under Digital Age, TelkomGroup as one of the SOEs is committed to implementing Core Values AKHLAK. One form of TelkomGroup's commitment to implementing Core Values AKHLAK is by carrying out the pledge and commitment by all TelkomGroup Directors to carry out AKHLAK and become a role model for its implementation at the TelkomGroup Leadership Meeting on 23 July 2020. This pledge and commitment is also followed by all TelkomGroup employees. Furthermore, the Company also issued a Regulation of the Director of Human Capital Management regarding the implementation of Core Values AKHLAK in TelkomGroup.

Company Culture Activation Program

The CEO of TelkomGroup and all unit leaders act as role models as well as the main movers in the corporate culture activation program. The unit leader appoints a Culture Agent to ensure that the internalization of corporate culture through the participation of all employees goes well. The current number of Culture Agents is 4,164 people, where 2,144  people are from units at Telkom and 2,020 people are from Subsidiaries. Every Culture Agent must participate in the Culture Agent on boarding program in order to have the same interpretation and knowledge regarding the Company's culture. Furthermore, the unit leadership will be assisted by a Culture Agent to form a forum called the Cultural Activation Provocation Community (Kipas Budaya) for the implementation of cultural activation in each unit.

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Calendar of Culture Action

The theme of Telkom's cultural program in 2021 is Culture to Commerce.  This theme synergizes and supports the main programs and goals of the company. This theme is the basis for preparing corporate cultural activities during 2021. These cultural activities are arranged in a Calendar of Culture Action (COCA) every year. COCA becomes a reference for each unit to develop and implement various cultural activity programs by instilling AKHLAK values into daily behavior to improve company performance.

During 2021, Telkom will also build a culture of AKHLAK Core Values, including how to work in the digital era through online training, namely: Strengthening the Internalization of AKHLAK Core Values.

Building Digital Culture

Telkom continues to strive for digital transformation by updating its corporate culture program, in order to encourage changes in mindset, behavior, abilities, and digital-oriented skills with AKHLAK as the Company's value system.

Since 2017, Telkom has carried out the Hack Idea Program as a forum for exchanging innovations between employees such as design sprints, design thinking, experimentation, and collaboration. As a strengthening of the Hack Idea program, since 2020, the IdeaBox Platform has been present as a single innovation social media platform for TelkomGroup employees to convey ideas and collaborate to develop them. With the combination of the two, it is hoped to increase the enthusiasm and support system for the innovation culture built at the TelkomGroup. The Talent Booster activity initiated the Hack Idea series of activities, namely the development of knowledge and innovation capabilities through classrooms and e-learning learning methods, then continued with an assessment of the resulting innovations. Innovations deemed feasible will enter the development stage and are guided by experienced mentors and facilitated by the company through the AMOEBA program, which has produced various products and the development of digital-based internal business processes.

In its business processes, Telkom has used various digital tools, such as a corporate portal as a daily operational application which includes, e-office; e-budgeting; file sharing; collaboration (Diarium); career & succession management (Ingenium); learning & knowledge management (Cognitium); etc.

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Corporate Culture Evaluation

Telkom evaluates the corporate culture using the AKHLAK Culture Health Index (ACHI) measurement to determine the effectiveness of implementing the corporate culture. These values are measured as a whole or specifically, which leads to the internalization of AKHLAK Core Values. The results of the ACHI 2021 measurement obtained that the Total value was in the Healthy category (96.4%), an increase from the previous year, which was in the reasonably healthy category (Total value 57.7%). Based on the 2020 measurement, in 2021, Telkom will get the Best AKHLAK Index. In addition, Telkom also obtained the Best Competent Index with a B value (68.3%), the Best Loyal Implementation Index with a B value (61.7%), and the Best Collaborative Implementation with a B value (65.4%).

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TELKOM MILESTONE

In 1961, the Government of Indonesia established the State Post and Telecommunications Company (PN Postel). However, in 1965, PN Postel was split into State Post and Giro Company (PN Pos dan Giro) and State Telecommunications Company (PN Telekomunikasi), based on PP No. 30 dated July 6, 1965. Subsequently, in 1974 PN Telekomunikasi was split into two entities, namely the Telecommunications Public Company (Perum Telekomunikasi (Perumtel) and PT Industri Telekomunikasi Indonesia (PT INTI). In 1991, Perumtel turned into a state-owned limited liability company with PT Telekomunikasi Indonesia (Persero) or Telkom.

In 1995, Telkom transformed into a public company listed on the Indonesia Stock Exchange (IDX) and the New York Stock Exchange (NYSE). At the end of 2021, Telkom's market capitalization value is Rp400 trillion on the IDX and US$ 28.7 billion on the NYSE.

2021

Telkomsel officially launched 5G services on May 27, 2021, cementing its position as the first cellular operator to offer 5G in Indonesia. Telkomsel also refreshed its brand identity, followed by product simplification. Telkom continued to build synergies and collaborations with digital and technology companies through additional investment in Gojek in May 2021 and an MoU with Microsoft in August 2021.

Telkom's venture capital, MDI, shows strong capabilities and performance. MDI has invested in more than 50 start-ups in 12 countries, focusing on investment in several strategic sectors.

Telkom continues to build data center and cloud capacity. In addition to the 26 data centers that we already have, Telkom expect to complete the first stage of constructing a Hyperscale Data Center with a total of 25 MW by the first half of 2022. IndiHome continues to be our engine of growth during 2021 with 585 thousand new subscribers.

Mitratel, our subsidiary, successfully conducted an Initial Public Offering (IPO) on November 22, 2021. Mitratel received new funds of around Rp18.8 trillion and will be allocated to support organic and inorganic business expansion.

Telkom views sustainability initiatives are significant to ensure that all stakeholders get added value from the economic, social, and environmental dimensions. Telkom's concern for ESG is also motivated by the belief in the importance of paying attention to every aspect, for example, ecological aspects such as climate change due to economic activities, social impacts of company activities, and corporate governance practices. MSCI ESG has researched and upgraded Telkom's rating to 'A' from 'BBB.'

2020

TelkomGroup took several initiatives to respond to the COVID-19 pandemic at the company, community, and national levels. Several corporate actions included signing a conditional sale and purchase agreement for the sale of 6,050 telecommunication towers from Telkomsel to Mitratel and a new partnership and investment by Telkomsel in PT Aplikasi Karya Anak Bangsa (Gojek).

2019

TelkomGroup acquired 2,100 towers owned by Indosat Ooredoo through Mitratel, in order to expand the company. TelkomGroup also acquired a 95% stake in PT Persada Sokka Tama which owns 1,017 towers. In addition, Telkomsel, a subsidiary of Telkom, added 23,162 BTS. During this period, Telkom received the "2019 Indonesia IoT Services Provider of the Year" award at the Frost & Sullivan 2019 Asia Pacific Best Practices Awards.

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2018

Telkom launched the Merah Putih Satellite and inaugurated the Telkom Hub as a Center of Excellence and Source of Inspiration to Build Digital Indonesia. Telkom has also completed the construction of the Indonesia Global Gateway (IGG) submarine cable, which connects two major submarine cable systems, namely the Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) and the Southeast Asia-United States (SEA-US) Submarine Cable Systems.

2017

Telkom launched the Telkom 35 Satellite and completed the Southeast Asia-United States (SEA-US) submarine fiber optic cable line.

2016

Telkom has completed the construction of the Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine system.

2011-2015

Telkom completed the Super Nusantara Highway project and the True Broadband Access project in 2011. Furthermore, in 2014, Telkom became the first operator in Indonesia to provide 4G LTE services. A year later, Telkom launched IndiHome, a service package consisting of broadband internet, fixed wireline telephone, and interactive TV services.

1999-2010

Telkom launched the Telkom-1 satellite in 1999 and the Telkom-2 satellite in 2005. Both of this satelites were de-orbited when they reached the end of their operational lives. In addition, Telkom completed the JaKaLaDeMa underwater fiber optic cable project.

1991-1995

In 1991, Perumtel changed to PT Telekomunikasi Indonesia (Persero) or Telkom. In 1995, Telkom established its subsidiary Telkomsel as a cellular operator and conducted Initial Public Offering (IPO) on the Jakarta Stock Exchange and Surabaya Stock Exchange, registered shares on the NYSE and LSE, and publicly offered shares without listing on the Tokyo Stock Exchange.

1974

PN Telekomunikasi was split into Perusahaan Umum Telekomunikasi Indonesia (Perumtel), which provides telecommunications services and PT Industri Telekomunikasi Indonesia (PT INTI), which independently manufactures telecommunications equipment..

1965

The Indonesian government issued a policy to separate postal and telecommunications services, so that PN Postel was divided into two entities, namely the Perusahaan Negara Pos dan Giro (PN Pos and Giro) and the Perusahaan Negara Telekomunikasi (PN Telekomunikasi).

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BUSINESS ACTIVITIES

BUSINESS ACTIVITIES BASED ON TELKOM’S ARTICLES OF ASSOCIATION

Telkom's business activities refer to the Company's Articles of Association as stated in the Deed of Decision of the GMS of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk No.35 dated 18 June 2021. The aims, objectives, and business activities of Telkom are to conduct business in the field of telecommunications networks and services. Informatics and optimizing the utilization of the Company's resources to produce high quality and highly competitive goods and/or services to gain/pursue profits to increase the value of the Company by applying the principles of Limited Liability Companies. According to the Company's most recent Articles of Association, the main business fields and supporting business fields that contain Telkom's business activities in general are:

Main Business Activities

1.

Planning, building, providing, developing, operating, marketing/selling/leasing, and maintaining telecommunication and information technology networks in the broadest definition with due observance of the statutory regulations.

2.	Planning, developing, providing, marketing/selling, and improving telecommunication and information technology services in the broadest definition with due observance of the statutory regulations.
3.	Making investments including equity participation in other companies in line with and in order to achieve the goals and objectives of the Company.

Supporting Business Activities

1.	Provide payment transaction and money transfer services through telecommunications and informatics networks.
2.

Carry out other activities and businesses in the context of optimizing resources owned by the Company, including the use of fixed and movable assets, information system facilities, education facilities and training facilities, maintenance and repair facilities.

3.

Cooperate with other parties in the context of optimizing informatics, communication or technology resources owned by other parties in the informatics, communication, and technology industries, in line with and in order to achieve the aims and objectives of the Company.

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PORTFOLIO PRODUCT AND/OR SERVICE

During 2021, Telkom has carried out business activities in accordance with the Company's Articles of Association, namely providing telecommunications, information and network services. Telkom develops business activities in various segments in accordance with the digital transformation strategy and the development of the telecommunications industry. In each business segment, Telkom has a portfolio of products/services offered and can be described as follows:

Segment	Business Line	Product
Mobile	Data	Mobile broadband
	Digital Service	Financial service, video on demand (VoD), music, gaming, IoT solutions, big data analytics, digital advertising
	Legacy	Mobile voice, mobile SMS
Consumer	Home Fixed Service	Fixed broadband, TV/ Video, other digital services (gaming, advertising)
	Home Legacy	Fixed voice
Enterprise	Enterprise Connectivity	Fixed voice, fixed broadband, enterprise data
	Satellite	C-Band, VSAT, other satellite services
	Digital & IT Services	IT Services (system integration, software, solutions), IoT, Big Data solution, Cybersecurity
	Data Center & Cloud	Data center (collocation, consultation, manage services), Cloud (IaaS, Paas, SaaS)
	Business Process Operations (BPO)	Traditional BPO, digital BPO, shared service operations
	Device	CPE, handset, voucher, enterprise mobility
	Digital Adjacent Service	Financial service, e-health, digital advertising
Wholesale	Carrier	Wholesale network and wholesale traffic (domestic & international)
	International non-carrier	MVNO, MNO, Call Center
	Tower	Tower built to suit, colocation & reseller, project
	Infrastructure	Construction solution, network manage service, energy solution, submarine cable ship service
Other	Smart Platform	Big data, financial service, IoT, cyber security, digital advertising
	Digital Content	Music, gaming, video
	e-Commerce	B2B e-Commerce
	Non-portfolio	Digital investment
Property development, property management, project management, facility management

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AWARDS AND CERTIFICATIONS

AWARDS

Date	Event Name	Achievements	Institution Provider
January 26, 2021	Indonesia Corporate PR Award	Indonesia Corporate PR Award	Warta Ekonomi
January 29, 2021	BCOMMS 2021	Honorable Mention in Creating Shared Value	Ministry of State-Owned Enterprises
February 5, 2021	Good Corporate Government Awards 2021	1st Best Good Corporate Government Awards 2021	Economic Review
February 5, 2021	Marketing Brands Awards 2021	IndiHome: Excellent in Brand Among Iconomics Marketing Brands Award 2021	Iconomics
March 31, 2021	Digital Technology Innovation Award 2021	1. Best Digital Transformation Company 2. Best CEO 3. Best CIO	Itech
March 31, 2021	Public Relation Indonesia Awards 2021	Social Media (Gold Winner) Media Cetak Marketing PR	PRIA
March 31, 2021	Indonesia Digital Innovation Award 2021	IndiHome, The Most Famous Fixed Broadband with the Widest Coverage and the Best Customer Service in Indonesia.	Warta Ekonomi
April 8, 2021	Top Digital PR Awards 2021	Top Digital PR Awards 2021	Suara Pemerintah & Tras n Co
April 9, 2021	Indonesia Enterprise Risk Management Awards 2021	1st Best Indonesia Enterprise Risk Management category Infrastructure - Telecommunication	Economic Review
April 22, 2021	TOP CSR Awards 2021	(1) Top CSR Awards 2021 #Star5 (2) Special category of CSR Program-Digital Transformation of SMEs (3) Top Leader on CSR Commitment 2021 (Ririek Adriansyah	Top Business
April 22, 2021	BISRA 2021 (Business Indonesia Social Responsibility Awards)	Platinum Champion in CSR Program	Business Indonesia
April 22, 2021	Corporate Branding PR Awards 2021	Corporate Branding PR Awards 2021	Iconomics
April 22, 2021	Teropong Senayan CSR Awards 2021	Category of Companies that Care for MSMEs and Care for Digital Learning	Teropong Senayan
May 1, 2021	Penghargaan Menteri Ketenagakerjaan RI 2021	1st Best Good Corporate Government Awards 2021	Ministry of Manpower RI
May 5, 2021	Asia Pacific Stevie Awards 2021	1. Grand Stevie Award as Most Honored Organization of the Year 2. Highest-rated Nomination of The Year from Indonesia 3. Won 39 Awards in various categories	Stevie Awards, Inc.
May 31, 2021	The 12th IICD CG Award	Best State-Owned Enterprise	IICD
June 9, 2021	BUMN Marketeers BUMN 2021	1. The Most Promising Company in Branding Campaign 2. The Most Promising Company in Tactical Marketing	Markplus
June 25, 2021	MAW Talks Awards 2021	1. Influential PR Figure (Pujo Pramono) 2. Influential Business Figures (Ririek Adriansyah)	MAW Talks

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Date	Event Name	Achievements	Institution Provider
July 15, 2021	Top Corporate Awards 2021	1. Top Corporate Awards 2021 2. Top CEO 2021 (Ririek Adriansyah)	Infobrand & Suara Pemerintah
July 23, 2021	Indonesia Best CEO Awards 2021	Indonesia Best CEO Awards 2021 in Broadband Telecommunication	Iconomics
July 27, 2021	Best Listed Company Awards 2021	Best Issuer, Infrastructure Sector	Investor Daily
August 19, 2021	TOP CSR of The Year 2021	TOP CSR OF THE YEAR 2021	Tras n Co & Infobrand
August 21, 2021	International Business Awards 2021	1. Grand Stevie Award as Highest-rated COVID-19 Response Nomination 2. Won 15 Awards in various categories	Stevie Awards, Inc.
September 7, 2021	HR AWARDS 2021	BEST COMPANY TO WORK FOR	HR Asia Singapore
September 15, 2021	Nusantara CSR Awards 2021	Community Economic Empowerment Category	La Tofi
September 17, 2021	Indonesia's SDGs Awards 2021	Indonesia's SDGs Awards 2021	CFCD
September 23, 2021	BPEA 2021	1. Leading in Technology Capability 2. The Best in Digital Transformation Responsiveness 2021	Forum Ekselen BUMN
October 7, 2021	TOP GRC AWARDS 2021	1. TOP GRC 2021 #4STARS 2. The Most Committed GRC Leader 2021 (Ririek Adriansyah) 3. Special Appreciation on GRC Supporting Applications	Infobrand
October 12, 2021	Indonesia Best BUMN Awards 2021	1. The Best Brand popularity in Telecommunication Category 2. Best Company Profile Video in IT and Telecommunication Group Category	Iconomics
October 12, 2021	Golden World's Awards 2021	Gold Winner in Social Media (Vaksin Keren Abis)	IPRA
October 12, 2021	World's Best Employer	World's Best Employer #299	Forbes
October 15, 2021	The Best SOE 2021

1. The Highest Profit Earning 2020

2. The Most Innovative CEO 2021 (Ririek Adriansyah)

3. The Most Profitable Indonesia SoE 2021

4. Golden, The Financial Performance with Predicate Excellent During 2016-2020

5. Indonesia SoE with Predicate Excellent for financial Performance in 2020

Infobank
October 22, 2021	Women's Empowerment Principles 2021	Honorable Mention - Gender Inclusive Work Place	UN Women
Oktober 29, 2021	Indonesia Best Corporate Secretary Awards 2021	The Best Corporate Secretary in Infrastructure, Utility, and Transportation Sector 2021	Iconomics

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Date	Event Name	Achievements	Institution Provider
November 4, 2021	Best of The Best 2021	50 Best of The Best	Forbes Indonesia
November 5, 2021	ASEAN PR Excellence Awards 2021	1. Diamond Medal - PR A 2.Gold Medal - PR Campaign Vaksin Keren Abis 3. Bronze - Mask for The Deaf Friend	ASEAN PR Network
November 24, 2021	Best BUMN Awards 2021	1. Outstanding Financial Performance of Indonesia Best BUMN Awards 2021 2. Strengthening the Digital Infrastructure of the Media Business Ecosystem	Warta Ekonomi
November 24, 2021	People of The Year 2021	PeduliLindungi - Scientific Breakthrough Against Pandemic	Metro TV
November 30, 2021	TOP BUMN Awards 2021	1. The Best CFO in Enterprise Risk Management 2. The Best State-Owned Enterprise in 2021	Bisnis Indonesia
December 8, 2021	HR Excellence Awards 2021	Excellence in CSR Strategy (Silver)	HR Excellence
December 10, 2021	Jambore PR Indonesia	1. The Most Popular Leader in Social Media (Ririek Adriansyah) 2. Leader of Influential Public Relations 2021 for Corporate PR Category (Pujo Pramono)	PR Indonesia
December 15, 2021	Majalah Investor Awards Tokoh Finansial Indonesia dan BUMN Terbaik	1. Best BUMN 2021 for the category of Non-Financial Sector Telecommunication and Broadcasting 2. Best CEO 2021 - Ririek Adriansyah	Berita Satu
December 15, 2021	Appreciation Day DTS 2021	Appreciation as a Digital Talent Scholarship Partner of the Ministry of Communication and Information	DTS Kominfo
December 17, 2021	TOP GCG Awards 2021	Top GCG In Telecommunication Sector 2021	Iconomics
December 17, 2021	Obsession Awards 2021	Best Company 2021 - Telkom Indonesia	OMG

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CERTIFICATIONS

Telkom has various certifications as a form of commitment to provide the best services for customers and implement international standards. Following is the list of TelkomGroup certifications and ISO:

No.	Recipient	Year	Certificate	Institution Provider	Validity Period
1.	Telkom	2018	SNI ISO/IEC 27001:2013	TUV Rheinland	2021
		2018	ISO 9001:2015 QMS	TUV Rheinland	2021
		2018	ISO 27001:2013 ISMS	TUV Rheinland	2021
		2018	ISO 22301:2012 BCMS	TUV Rheinland	2021
		2018	ISO 20000-1:2011 ITSMS	TUV Rheinland	2021
		2020	ISO 37001:2016 Anti-Bribery Management System	Sucofindo	2023
2.	Telkomsel	2013	ISO/IEC 27001:2013	BSI	2022
		2014	ISO 9001:2015	TUV-NORD	*)
3.	AdMedika	2019	ISO/IEC 27001:2013	British Standards Institution (BSI)	2022
		2019	ISO/45001:2008 Standard	MSC Global	2022
		2020	ISO 9001:2015 Standard	MSC Global	2023
4.	MD Media	2018	IT IL Foundation Certificate in IT Service Management	IT IL Foundation	Applied onwards
5.	Infomedia	2016	ISO 27001:2013	TUV NORD Indonesia	**)
6.	Telkomsigma	2016	EMS ISO 14001:2015	British Standards Institution (BSI)	2022
		2016	BS OHSAS 18001:2007	British Standards Institution (BSI)	2021
		2016	PAS 99:2012	British Standards Institution (BSI)	2022
		2016	ISO 27001	British Standards Institution (BSI)	2022
		2016	ISO 9001:2015	British Standards Institution (BSI)	2022
		2017	Payment Card Industry Data Security	TUV Rheinland	2021
		2017	Data Center Tier III	Uptime Institute	Applied onwards as long as there are no changes
		2018	Data Center Tier IV	Uptime Institute	Applied onwards as long as there are no changes
		2020	Data Center Certificate of Conformance Constructed Facilities ANSI/TIA-942-B:2017 Rate 3	EPI	2023
7.	Telin	2020	ISO 27000-1:2013	Intertek	2023
		2022	ISO 20000-1:2018	Intertek	2024
		2022	ISO 22301:2019	Intertek	2025
		2022	ISO 45001:2018	British Standards Institutions (BSI)	2023
8.	Telin Singapore	2020	SS 564 for Telin-3 Data Centre	TUV SUD	2023
		2020	ISO 50001 Energy Management System for Telin-3 Data Centre	TUV SUD	2023
9.	TelkomProperty	2019	ISO 9001: 2015	LLOYD Register	2022
		2019	OHSAS 18001:2007	Sucofindo	2022
		2019	SMK3	Sucofindo	2022
10.	Telkomsat	2019	ISO 9001:2015	TUV Rheinland	2022
11.	Telkom Akses	2019	CIQS 2000:2018	Telkom Professional Certificate Center (TPCC)	2022
		2020	ISO 9001:2015	British Standards Institution (BSI)	2022
		2020	ISO 45001:2018	British Standards Institution (BSI)	2023
		2020	ISO 27001:2013	British Standards Institution (BSI)	*)
12.	PINS	2018	ISO 9001:2015	URS Services Indonesia	2021

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No.	Recipient	Year	Certificate	Institution Provider	Validity Period
		2019	CIQS 2000:2009	Telkom Professional Certification Center (TPCC)	2022
		2020	ISO 14001:2015	Quality Sertification Services	2023
		2020	OHSAS 18001:2007	Quality Sertification Services	2023
13.	Dayamitra Telekomunikasi	2019	ISO 9001:2015	SGS	2022
14.	TelkomTelstra	2019	ISO/IEC 20000 Service Management System	Intertek	**)
15.	TelkoMedika	2018	SNI ISO 9001:2015	International Certification Service Management	2021
		2018	SNI ISO 14001:2015	International Certification Service Management	2021
		2018	SNI ISO 45001:2015	International Certification Service Management	2021

Remarks:

*)	Update process every year.
**)	On renewal process.

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TELKOM ORGANIZATIONAL STRUCTURE

Telkom's organizational structure as of December 31, 2021 with disclosures at least up to the structure of 1 (one) level below the Board of Directors is presented as follows:

TELKOM ORGANIZATIONAL STRUCTURE

Board of Commissioners
Audit Committee
Nomination and Remuneration Committee
Planning and Risk Evaluation and Monitoring Committee
President Director (RIRIEK ADRIANSYAH)
CORPORATE OFFICE
Director of Enterprise & Business Service (EDI WITJARA)
AVP Secretariat of the Directorate EBIS (YOSEPH GUSTOMY BISONO)
VP Enterprise Business Strategy (IRWAN ANDRIYANTO NUGROHO)
VP Enterprise Business Orchestration (ARIWIATI)
VP Enterprise Business Governance (AMBAR KUSPARDIANTO)
Director of Consumer Service (FM VENUSIANA R)
AVP Secretariat of the Directorate CONS (FITRIANSYAH NASUTION)
VP Planning & Resource Management (SUPARWIYANTO)
VP Marketing Management (EDIE KURNIAWAN)
OVP Consumer Fulfillment (MOHAMAD KHAMDAN)
OVP Consumer Assurance (IWAN RUSDARMONO)
Director of Wholesale & International Service (BOGI WITJAKSONO)
AVP Secretariat of the Directorate WINS (DANIEL SYAFRIL)
VP Strategy Planning & Performance (MUHAMMAD ROFIK)
VP Wholesale Product & Service (MICHAEL ADIGUNA)
VP Wholesale Solution & Customer Management (ARIEF HIDAYAT)
Director of Network & IT Solution (HERLAN WIJANARKO)
AVP Secretariat of the Directorate NITS (AGUNG KERTIOSO)
VP Network/IT Strategy, Technology, and Architecture (RIZAL AKBAR)
VP Integrated Infrastructure Program & Budget Mgt (M AMPERANDUS SIMANJUNTAK)
VP Performance & Governance Management (ADMIRAL DASRIN)
OVP Cyber Security (ELYSABETH DAMAYANTI)
Director of Digital Business (MUHAMAD FAJRIN RASYID)
AVP Secretariat of the Directorate DB (H MOHAMAD RAHMAT YUSUF)
VP Digital Business Strategy & Governance (RIZA A N RUKMANA)
VP Digital Business Performance (WIDI NUGROHO)
Director of Strategic Portfolio (BUDI SETYAWAN WIJAYA)
AVP Secretariat of the Directorate SP (ZAKARIAH)
VP Corporate Strategic Planning (TORKIS ROPINDA SIHOMBING)
VP Integrated Portfolio Management (AHMED YASSER
VP Synergy (SUHARTONO)
VP Strategic Investment Digital Telco (YUSUF WIBISONO)
VP Strategic Investment ICT & Services
Director of Finance and Risk Management (HERI SUPRIADI)
AVP Secretariat of the Directorate Finance (WILLY KOESPRASETYO)
SVP Risk Management (DATI WIDAGDO)
VP Telkom Financial Control (DEVINDRA KAMAL)
VP Subsidiaries Financial Control (T. HERCULES E. H.)
VP Financial Accounting & Corporate Finance (JUNAINAH)
VP Financial & Procurement Policy (ACHMAD ALIYADIN)
Director of Human Capital Management (AFRIWANDI)
AVP Secretariat of the Directorate HCM (PUSPO HENDRIADI)
VP HC Strategic Management (PGS) (NIZAR)
VP HC Development (NIZAR)
VP HC Organizational Effectiveness (IWAN SETIAWAN)
VP HC Technology & People Analytics (DIDI HARYADI)
SVP Corporate Secretary (INDRAWAN DITAPRADANA)
VP Regulatory Management (CHAIRUDIN MIRZA)
VP Corporate Office Support
VP Legal & Compliance (JUNIAN SIDHARTA)
SVP Corporate Communication & Investor Relation (AHMAD REZA)
VP Corporate Communication (PUJO PRAMONO)
VP Investor Relation (ANDI SETIAWAN)
SVP Internal Audit (HARRY SUSENO HADISOEBROTO)
VP Planning & Development Audit (IMAM SANTOSO)
VP Infrastructure & Operation Audit (ALIP PRIYONO)
VP Information Technology Audit (UMAR SYAHID)
VP Integrated & Financial Audit (AGUS WIDJAYANTO)
SVP Group Corporate Transformation (DEVI ALZY)
Transformation Program Leader
Taskforce Leader
AVP GCT Budget & Resourcing (RAHAYU SYAHRANI)
AVP GCT Planning, Governance, Monitoring & Reporting (NOVRIWAN)
VP GCT Change Management & Communication (OKI WIRANTO SARWOTO)
BUSINESS UNIT
EGM Solution, Delivery, and Assurance Division (SUJITO)
EVP Enterprise Service Division (TEUKU MUDA NANTA)
EVP Business Service Division (PONTJO SUHARWONO)
EVP Government Service Division (DEDY MARDHIANTO)
EGM TV Video Division (ANAK AGUNG GEDE MAYUN WIRAYUDA)
EGM Wholesale Service Division (ERIK ORBANDI)
EGM Service Operation Division (AKHMAD LUDFY)
EGM Digital Connectivity Service Division (ABDI MULYANTA GINTING)
EGM Digital Infrastructure Development Division (LUKMAN HAKIM ABD RAUF)
EGM Information Technology Division (SIHMIRMO ADI)
EVP Digital Business & Technology (SAIFUL HIDAJAT)
SGM SSO Finance Center (MUCHAMAD NOOR HIDAYAT)
SGM SSO Procurement & Sourcing Center (I KETUT DODY WIRAWAN)
SGM Asset Management Center (DIDIT SULISTYO)
SGM Telkom Shared Service Center (EKA SETIAWAN)
SGM Assessment Center Indonesia (JUSTI ARIESTHIAWATI)
SGM Community Development Center (HERY SUSANTO)
SGM HC Business Partner Center (SENDY ADITYA KAMESVARA)
SGM Telkom Corporate University Center (JEMY VESTIUS CONFIDO)
CRO
TERRITORY
EVP Telkom Regional I (SEMLY SAALINO)
EVP Telkom Regional II (MOHAMMAD SALSABIL)
EVP Telkom Regional III (SYAIFUDIN)
EVP Telkom Regional IV (RIJANTO UTOMO)
EVP Telkom Regional V (DJATMIKO)
EVP Telkom Regional VI (TEDDY HARTADI)
EVP Telkom Regional VII (AGUS YUDHA BASUKI)

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LIST OF INDUSTRY ASSOCIATION MEMBERSHIP RELATED TO THE IMPLEMENTATION OF SUSTAINABLE FINANCE

No.	National	Member
1.	Masyarakat Telematika Indonesia (MASTEL)	Telkom, Telkomsat, TelkomMetra, Infomedia, AdMedika, Mitratel, Telkomsel
2.	Asosiasi Kliring Trafik Telekomunikasi (ASKITEL)	Telkom, Telkomsel
3.	Asosiasi Penyelenggara Jaringan Internet Indonesia (APJII)	Telkom, Telkomsat, TelkomMetra, Telkomsel
4.	Asosiasi Telekomunikasi Seluruh Indonesia (ATSI)	Telkom, Telkomsel
5.	Indonesia Telecommunication Users Group (IDTUG)	Telkom
6.	Asosiasi Penyelenggara Pengiriman Uang Indonesia (APPUI)	Telkom, Finnet, Telkomsel
7.	Asosiasi Sistem Pembayaran Indonesia (ASPI)	Telkom, Finnet, Telkomsel
8.	Asosiasi Penyelenggara SKKL Seluruh Indonesia (ASKALSI)	Telkom
9.	Indonesia Mobile Content Association (IMOCA)	Telkom
10.	Asosiasi Televisi Swasta Indonesia (ATVSI)	Telkom
11.	Asosiasi Satelit Indonesia (ASSI)	Telkom, Telkomsat
12.	Forum Komunikasi Satuan Pengawas Internal (FKSPI)	Telkom
13.	Asosiasi Gabungan Pelaksana Konstruksi Nasional Indonesia (GAPENSI)	Graha Sarana Duta, Telkomsat, Mitratel
14.	Keanggotaan Green Building Council Indonesia (GBCI)	Graha Sarana Duta
15.	Keanggotaan Persatuan Perusahaan Real Estate Indonesia (REI)	Graha Sarana Duta
16.	Asosiasi Gabungan Rekanan Konstruksi Indonesia (GARANSI)	Graha Sarana Duta
17	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Graha Sarana Duta
18.	Asosiasi Perusahaan Klining Servis Indonesia (APKLINDO)	Graha Sarana Duta
19.	Keanggotaan Kamar Dagang dan Industri (KADIN)	Telkom, Graha Sarana Duta, Telkomsat, Infomedia, Nutech, AdMedika, Bosnet, Swadharma Sarana Informatika (SSI)
20.	Asosiasi Perawatan Bangunan Indonesia (APBI)	Graha Sarana Duta
21.	Asosiasi Kontraktor Ketenagalistrikan Indonesia (AKLINDO)	Graha Sarana Duta
22.	Asosiasi Pengelola Gedung Badan Usaha Milik Negara (APG BUMN)	Graha Sarana Duta
23.	Indonesia Cyber Security Forum (ICSP)	Telkom
24.	Asosiasi Inkubator Bisnis Indonesia (AIBI)	Indigo Creative Nation
25.	Asosiasi Perusahaan Nasional Telekomunikasi (APNATEL)	Telkom, Telkom Akses
26.	Asosiasi Perusahaan Teknik Mekanikal Elektrikal (APTEK)	Nutech, Swadharma Sarana Informatika (SSI)
27.	Asosiasi Perusahaan Pengadaan Komputer dan Telematik Indonesia (ASPEKMI)	Nutech, Infomedia, Swadharma Sarana Informatika (SSI)
28.	Asosiasi Pengusaha Indonesia (APINDO)	Infomedia
29.	Asosiasi Bisnis Alih Daya Indonesia (ABADI)	Infomedia
30.	Indonesia Contact Center Association (ICCA)	Infomedia
31.	Asosiasi Cloud Computing Indonesia	Telkomsigma
32.	Asosiasi Data Center Indonesia (IDPRO)	Telkomsigma
33.	Asosiasi PMOI (Project Management Office Professional Indonesia)	Telkomsigma
34.	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Swadharma Sarana Informatika (SSI)
35.	Asosiasi Perusahaan Jasa Pengolahan Uang Tunai Indonesia (APJATIN)	Swadharma Sarana Informatika (SSI)
36.	Asosiasi Perusahaan dan Konsultan Telematika Indonesia (ASPEKTI)	Swadharma Sarana Informatika (SSI)
37.	Asosiasi Perusahaan Perdagangan Barang Distributor, Keagenan dan Industri (ARDIN)	Swadharma Sarana Informatika (SSI)
38.	Asosiasi Fintech (AFTECH)	Finnet, Telkomsel
39.	Asosiasi E-Commerce Indonesia (idEA)	Finnet
40.	Ikatan Ahli Ekonomi Islam Indonesia (IAEI)	Telkom
41.	Masyarakat Ekonomi Syariah (MES)	Telkom
42.	BUMN Muda	Telkom
43.	Business 20 (B20)	Telkom
44.	Forum Human Capital Indonesia (FHCI)	Telkom

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No.	National	Member
45.	Asosiasi Pengembang Menara Telekomunikasi (ASPIMTEL)	Mitratel
46.	Asosiasi IoT Indonesia (ASIOTI)	Telkomsel
47.	Asosiasi Emiten Indonesia (AEI)	Telkom
48.	Himpunan Jasa Konstruksi Indonesia (HJKI)	Telkom Akses
49.	Ikatan Akuntan Indonesia (IAI)	Telkom

	International	Member
1.	International Telecommunication Union (ITU)	Telkom
2.	International Telecommunications Satellite Organization (ITSO)	Telkom
3.	International Telecommunications Satellite (INTELSAT)	Telkom
4.	International Marine / Maritime Satellite (INMARSAT)	Telkom, Telkomsel
5.	Asia Pacific Telecommunication (APT)	Telkom
6.	Asia Pacific Economic Cooperation (APECTEL)	Telkom, Telkomsel
7.	TM Forum	Telkom
8.	ASEAN CIO Association (ACIOA)	Telkom
9.	Wireless Broadband Alliance (WBA)	Telkom
10.	Asia-Pacific Satellite Communications Council (APSCC)	Telkomsat
11.	Asia Pacific Network Information Centre (APNIC)	Telkomsel
12.	Bridge Alliance	Telkomsel
13.	Global System for Mobile Communications Association (GSMA)	Telkomsel
14.	PMO Global Alliance (PMOGA)	Telkomsigma

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PROFILE OF THE BOARD OF COMMISSIONERS

MEMBER OF THE BOARD OF COMMISSIONERS WHO OFFICIATE AS OF DECEMBER 31, 2021

Bambang Permadi Soemantri Brodjonegoro

President Commissioner/Independent Commissioner

Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1997	Ph.D, University of Illinois at Urbana Champaign, United States of America.
1993	Master of Urban Planning, University of Illinois at Urbana Champaign, United States of America.
1990	Bachelor degree in Economics, University of Indonesia, Indonesia.

Basis of Appointment

Telkom's Annual General Meeting of Shareholders (AGMS) on May 28, 2021.

Double Position

Since 2021	President Commissioner, PT Bukalapak Tbk.
Since 2021	Independent Commissioner, PT Astra International Tbk.
Since 2021	Independent Commissioner, PT TBS Energi Utama Tbk.
Since 2021	Commissioner, PT Combiphar.
Since 2021	President Commissioner, PT Oligo Infrastruktur.
Since 2021	Independent Commissioner, PT Indofood Tbk.
Since 2021	President Commissioner, PT Nusantara Green Energy.

Work Experiences

2019 – 2021	Minister of Research, Technology, and the National Innovation of Republic of Indonesia.
2016 – 2019	Minister of National Development Planning of Republic of Indonesia.
2014 – 2016	Minister of Finance of Republic of Indonesia.
2013 – 2014	Vice Minister of Finance of the Republic of Indonesia.

Wawan Iriawan

Independent Commissioner

Age	: 58 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

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Educations

2018	Doctor degree in Law, Padjadjaran University, Indonesia.
2005	Master degree in Law, Padjadjaran University, Indonesia.
1989	Bachelor degree in Law, Jenderal Soedirman University, Indonesia.

Base of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on June 19, 2020.

Double Position

Do not have double positions.

Work Experiences

.	Managing Partner, Iriawan & Co.
1999 – 2000	Managing Partner, Iriawan & Co.

Bono Daru Adji

Independent Commissioner

Age	: 53 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

Chelor of L
1995	LLM, Monash University, Australia.
1993	Bachelor degree in Law, Trisakti University, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Double Position

Since 2019	Disciplinary Committee, PT Indonesia Stock Exchange.
Since 2017	Managing Partner, Assegaf Hamzah & Partners.

Work Experiences

8
2018 – 2021	Chairman, Standards Board of the Association of Capital Market Legal Consultants

Abdi Negara Nurdin

Independent Commissioner

Age	: 53 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

Gister in Law
1988	Tadulako University, Indonesia.

Table of Content

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Double Position

Since 2021	Commissioner, PT Nagara Sains Ecosystem.
Since 2020	Commissioner, PT Sugih Reksa Indotama.
Since 2019	Co-Founder and Producer, Give.ID.
Since 2015	Commissioner, PT NSA.
Since 2009	Founder, Maleo Music.
Since 2005	Co-Founder and Commissioner, PT Hijau Multi Kreatif.

Work Experiences

2015 – 2019	Senior Advisor, National Economic Agency.
2015 – 2016	Supervisory Board, LMKN (National Collective Management Institute).

Marcelino Rumambo Pandin

Commissioner

Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2007	Ph.D. of Technology and Innovation, the University of Queensland, Australia.
2005	Graduate Diploma in Company Director Course, Australian Institute of Company Director (GAICD), Australia.
2003	Diploma in Company Direction (Chartered Director Level II), The Institute of Directors (IoD), London, United Kingdom.
1999	Master of Philosophy, Judge Business School University of Cambridge, United Kingdom.
1991	Bachelor degree in Architectural Engineering, Bandung Institute of Technology, Indonesia.
Ba

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Double Position

Do not have double positions.

Work Experiences

2018 – 2019	Committee, World Observatory on Subnational Government Finance and Investment OECD Paris, France.
2017 – 2019	Senior Policy Adviser on City Finance, United City and Local Government (UCLG) Asia Pacific.

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Ismail

Commissioner

Age	: 52 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2010	Doctor degree in Electrical and Informatics Engineering, Bandung Institute of Technology, Indonesia.
1999	Master degree in Electronical Engineering, University of Indonesia, Indonesia
1993	Bachelor degree in Physics Engineering, Bandung Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Double Position

Since 2016	Director General of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information of the Republic of Indonesia.

Work Experiences

2018 – 2019	Chairman, Indonesian Telecommunications Regulatory Agency (BRTI).
2016 – 2018	Deputy Chairman, Indonesian Telecommunications Regulatory Agency (BRTI).
2014 – 2016	Director of Broadband Development (previously called Special Telecommunications), Ministry of Communication and Information of the Republic of Indonesia.
2012 – 2014	Director of Telecommunications, Ministry of Communication and Information of the Republic of Indonesia.
2008 – 2012	Director of IT System Operations, Center for Financial Transaction Reports and Analysis, Ministry of Communication and Information of the Republic of Indonesia.

Rizal Mallarangeng

Commissioner

Age	: 57 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2000	Doctoral degree in Comparative Politics, Ohio State University, United States of America.
1994	Master degree in Comparative Politics, Ohio State University, United States of America.
1990	Bachelor degree in Communication Science, Gadjah Mada University, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Double Position

Since 2021	Commissioner, PT. Energi Mega Persada.

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Work Experiences

2001 – 2020	Executive Director, Freedom Institute.
2016	Founder, Freedom Corp.
2009	Founder, Fox Indonesia.

Isa Rachmatarwata

Commissioner

Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1994	Master of Mathematics, Actuarial Science, University of Waterloo, Canada.
1990	Bachelor in Department of Mathematics and Natural Sciences, Bandung Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Double Position

Since 2021	Director General of Budget, Ministry of Finance of the Republic of Indonesia.

Work Experiences

2017 – 2021	Director-General of State Assets, Ministry of Finance of the Republic of Indonesia.
2013 – 2017	Expert Staff to the Minister of Finance for Policy and Regulation on Financial Services and Capital Markets, Ministry of Finance of the Republic of Indonesia.
2013	Senior Employee at the Fiscal Policy Agency, Ministry of Finance of the Republic of Indonesia.
2005 – 2012	Head of the Insurance Bureau, Capital Market and Financial Institution Supervisory Agency (BPPMLK), Ministry of Finance of the Republic of Indonesia.

Arya Mahendra Sinulingga

Commissioner

Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Tangerang, Indonesia

Educations

1995	Bachelor degree in Civil Engineering, Bandung Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Double Position

Since 2021	Head of Public Communication Division, PMO Implementation of KPCPEN.
Since 2021	Secretary General, Bandung Institute of Technology Alumni Association.
Since 2020	Member of the Board of Trustees, North Sumatra University.
Since 2019	Special Staff III, The Minister of State-Owned Enterprises (SOEs).

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Work Experiences

2019 – 2021	Commissioner, PT INALUM.
2018 – 2019	Director, PT MNC Tbk.
2017 – 2018	President Commissioner, PT MNC Infotainment.
2015 – 2018	President Director, PT IDX Channel.
2015 – 2018	Deputy Director, iNews TV.
2014 – 2019	President Commissioner, PT Hikmat Makna Aksara.
2014 – 2018	News Director, PT MNC Tbk and Director of PT MCI.
2014 – 2015	Director, PT MNC Investama Tbk.
2014 – 2015	Editor-in-Chief, RCTI.
2011 – 2014	Editor-in-Chief, Global TV.
2010 – 2018	News Director and Corporate Secretary, Global TV.
2010 – 2014	Company Secretary, PT MNC Tbk.
2008 – 2014	President Director, PT Hikmat Makna Aksara (Sindo Weekly).
2008 – 2014	Corporate Secretary, PT Global Mediacom Tbk.
2004 – 2007	Member, The Indonesian Broadcasting Commission.
2001 – 2004	Expert Staff, The Chairman of the Regional House of Representatives and Spatial Consultant for North Sumatra Province.
1995 – 2001	Drainage & Marine Consultant, Bandung.

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MEMBER OF THE BOARD OF COMMISSIONERS WHO TERMINATE IN 2021

Rhenald Kasali

President Commissioner/Independent Commissioner

Age	: 61 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1993	Master of Science in Business Administration, University of Illinois, United States of America.
1985	Bachelor degree in Economy, University of Indonesia, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Work Experiences

e

2015 – 2019	President Commissioner, Angkasa Pura II.
2009 – Now	Professor of the Faculty of Economics, University of Indonesia, Indonesia.
2007	Founder, Yayasan Rumah Perubahan.

Alex Denni

Commissioner

Age	: 53 years old
Citizenship	: Indonesian
Domicile	: Depok, Indonesia

Educations

zMaster of Management, Atmajaya University, Indonesia
2011	Doctor degree in Law Capital, Bogor Agricultural University, Indonesia.
1997	Master degree in Management, Atmajaya University, Indonesia.
1990	Bachelor degree in Agro-Industrial Management, Bogor Agricultural University, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on June 19, 2020.

Work Experiences

State-Owned Enterprise
2020	Deputy for IT HR, Ministry of State-Owned Enterprise (SOEs).
2018 – 2020	Director of HC & Transformation, PT Jasa Marga.
2014 – 2018	Chief Human Capital Officer, PT Bank Negara Indonesia (BNI).

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Ahmad Fikri Assegaf

Commissioner

Age	: 53 years old
Citizenship	: Indonesian
Domicile	: Jakarta Indonesia

Educations

zMaster of Management, Atmajaya University, Indonesia
1994	Master degree in Law, Cornell Law School, United States of America.
1991	Bachelor degree in Law, University of Indonesia, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on June 19, 2020.

Work Experiences

State-Owned Enterprise
2017 – 2020	Independent Commissioner, PT Bank BNI (Persero) Tbk.
2015 – Now	Lecturer, Indonesian Law College (SHTI) Jentera.
2015 – 2017	Supervisory Board, Kemayoran Complex Management Center.
2001 – Now	Co-Founder, Assegaf Hamzah & Partners.
1999 – Now	Co-Founder and Shareholder, PT Justika Siar Publika.

Chandra Arie Setiawan

Independent Commissioner

Age	: 51 years old
Citizenship	: Indonesian
Domicile	: Jakarta Indonesia

Educations

zMaster of Management, Atmajaya University, Indonesia
2005	Master degree in Management, University of Indonesia, Indonesia.
1999	Bachelor degree in Economy, University of Indonesia, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on June 19, 2020.

Work Experiences

State-Owned Enterprise
2011-2020	Chief Executive Officer (CEO), PT Sarana Global Indonesia.
2004-2011	Director, PT Ketrosden Triasmitra.
1999-2004	Vice President (VP) Marketing, PT Sanatel.

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Marsudi Wahyu Kisworo

Independent Commissioner

Age	: 63 years old
Citizenship	: Indonesian
Domicile	: Jakarta Indonesia

Educations

zMaster of Management, Atmajaya University, Indonesia
1992	Ph.D. in Computer Science, Curtin University of Technology, Australia.
1990	Post Graduate Diploma in Computer Science, Curtin University of Technology, Australia.
1983	Bachelor degree in Electric Engineering, Bandung Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholder (AGMS) of Telkom on May 24, 2019.

Work Experiences

2021 – Now	Independent Commissioner PT Telkom Indonesia.
2021 – Now	Commissioner PT Negara Sains Ekosistem.
2020 – Now	Commissioner PT Sugih Reksa Indotama.
2019 – Now	Professor in Computer science, Prasetiya Mulya University and Bina Darma University.
2016 – Now	Advisory Team Gerakan Menuju 100 Smartcity, Ministry of Communication and Information of the Republic of Indonesia.
2015 – Now	Telematics and Cyber Defense Expert, Ministry of Defense of the Republic of Indonesia.
2015 – Now	Member of the Correctional Advisory Center, Ministry of Law and Human Rights of the Republic of Indonesia.
2015 – Now	Member of the Board of Trustees, The Indonesian Association of Islamic Economist (IAEI).
2013 – Now	Head of Creative Industries, Association of Indonesian Professors.
2010 – 2018	Rector, Perbanas Institute.
2005 – 2010	Pro-Rektor, Swiss German University Asia.
2000 – Now	Chairman, Advisory Board Indonesia China Friendship Association.
1998 – 2004	Deputy Rector, Paramadina University.

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COMMISSIONER AFFILIATION RELATIONSHIPS

Telkom discloses the affiliation of members of the Board of Commissioners with fellow Commissioners, Directors and major and controlling shareholders, including the names of affiliated parties, in accordance with the principle of transparency in the implementation of good corporate governance or GCG.

No.	Name	Position	Financial Affiliation with			Family Affiliation with
			BOC	BOD	Major & Controlling Shareholder(1)	BOC	BOD	Major & Controlling Shareholder(1)
1.	Bambang Permadi Soemantri Brodjonegoro(1)	President Commissioner/ Independent Commissioner	No	No	No	No	No	No
2.	Wawan Iriawan	Independent Commissioner	No	No	No	No	No	No
3.	Bono Daru Adji(2)	Independent Commissioner	No	No	No	No	No	No
4.	Abdi Negara Nurdin(2)	Independent Commissioner	No	No	No	No	No	No
5.	Marcelino Rumambo Pandin	Commissioner	No	No	No	No	No	No
6.	Ismail	Commissioner	No	No	No	No	No	No
7.	Rizal Mallarangeng	Commissioner	No	No	No	No	No	No
8.	Isa Rachmatarwata	Commissioner	No	No	No	No	No	No
9.	Arya Mahendra Sinulingga(2)	Commissioner	No	No	No	No	No	No
10.	Rhenald Kasali(3)	President Commissioner/ Independent Commissioner	No	No	No	No	No	No
11.	Alex Denni(3)	Independent Commissioner	No	No	No	No	No	No
12.	Ahmad Fikri Assegaf(3)	Commissioner	No	No	No	No	No	No
13.	Chandra Arie Setiawan(3)	Independent Commissioner	No	No	No	No	No	No
14.	Marsudi Wahyu Kisworo(3)	Independent Commissioner	No	No	No	No	No	No

Remarks:

(1)	The controlling shareholder in this matter is the Government of Indonesia represented by the Minister of SOE as a primary shareholder.
(2)	Served since May 28, 2021 according to the results of the Telkom AGMS in 2021, 2021 according to the results of the Telkom AGMS in 2021
(3)	Has not served again since May 28, 2021 according to the results of the Telkom AGMS in 2021

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BOARD OF COMMISSIONERS’ COMPOSITION

The composition of the members of Telkom's Board of Commissioners has changed, in accordance with the resolution of the AGMS on 28 May 2021. The Annual General Meeting of Shareholders for Fiscal Year 2020 decided to honorably discharge the following names as members of the Company's Board of Commissioners:

1.	Rhenald Kasali as President Commissioner and Independent Commissioner;
2.	Alex Denni as Commissioner;
3.	Ahmad Fikri Assegaf as Commissioner;
4.	Chandra Arie Setiawan as Independent Commissioner; and
5.	Marsudi Wahyu Kisworo as Independent Commissioner.

The Annual General Meeting of Shareholders for Fiscal Year 2020 also decided to appoint 5 (five) new members of the Board of Commissioners, namely Bambang Permadi Soemantri Brodjonegoro, Bono Daru Adji, Abdi Negara Nurdin, Isa Rachmatarwata, and Arya Mahendra Sinulingga.

As of December 31, 2021, the composition of the Company's Board of Commissioners will be:

Bambang Permadi Soemantri Brodjonegoro: President Commissioner and Independent Commissioner

Wawan Iriawan: Independent Commissioner

Bono Daru Adji: Independent Commissioner

Abdi Negara Nurdin: Independent Commissioner

Marcelino Rumambo Pandin: Commissioner

Ismail: Commissioner

Rizal Mallarangeng: Commissioner

Isa Rachmatarwata: Commissioner

Arya Mahendra Sinulingga: Commissioner

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PROFILE OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS WHO OFFICIATE AS OF DECEMBER 31, 2021

Ririek Adriansyah

President Director

Age	: 58 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1989	Bachelor degree in Electrical Engineering, Bandung Institute of Technology, Indonesia

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Double Position

Do not have double positions

Work Experiences

2019 – 2021	President Commissioner, PT Telekomunikasi Selular (Telkomsel).
2015 – 2019	President Director, PT Telekomunikasi Selular (Telkomsel).
2014	Director of Wholesale & International Service, PT Telkom Indonesia (Persero) Tbk.
2012 – 2013	Director of Compliance & Risk Management, PT Telkom Indonesia (Persero) Tbk.
2011 – 2012	President Director, PT Telekomunikasi Indonesia International.
2010 – 2011	Director of Marketing & Sales, PT Telekomunikasi Indonesia International.
2008 – 2010	Director of International Carrier Service, PT Telekomunikasi Indonesia International.

Heri Supriadi

Director of Finance & Risk Management

Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2013	Honorary Doctor degree in Business Management, Universitas Padjadjaran, Indonesia.
1997	Master degree in Business Administration (MBA), Saint Mary’s University, Canada.
1991	Bachelor degree in Industrial Engineering, Bandung Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

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Double Position

Since 2020	President Commissioner, PT Graha Sarana Duta (Telkom Property).
Since 2021	Commissioner, PT Telekomunikasi Selular (Telkomsel).

Work Experiences

2020	Commissioner, PT Telekomunikasi Selular (Telkomsel).
2019 – 2020	President Commissioner, PT Fintech Karya Nusantara (LinkAja).
2019 – 2020	President Commissioner, PT Telkomsel Mitra Inovasi.
2012 – 2020	Director of Finance, PT Telekomunikasi Selular (Telkomsel).
2012 – 2014	President Commissioner, PT Graha Sarana Duta (Telkom Property)
2010 – 2012	President Director, PT Graha Sarana Duta (Telkom Property).
2008 – 2011	Commissioner, PT Multimedia Nusantara (Metra).
2007 − 2010	Vice President Subsidiary Performance, PT Telkom Indonesia (Persero) Tbk.

FM Venusiana R

Director of Consumer Service (CONS)

Age	: 55 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2004	Master degree in Management, Hasanuddin University, Indonesia.
1992	Bachelor degree in Electric Engineering, Diponegoro University, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Double Position

Since 2020	President Commissioner, PT Telkom Akses.

Work Experiences

2020	Director Network, PT Telekomunikasi Selular (Telkomsel).
2017 – 2020	Senior Vice President Procurement, PT Telekomunikasi Selular (Telkomsel).
2016 – 2017	Senior Vice President Consumer Marketing, PT Telekomunikasi Selular (Telkomsel).
2013 – 2016	Executive Vice President, Jabodetabek-West Java Areas, PT Telekomunikasi Selular (Telkomsel).

Herlan Wijanarko

Director of Network & IT Solution (NITS)

Age	: 56 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

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Educations

2005	Master degree in Management, Telkom Institute of Management, Indonesia.
1989	Bachelor degree in Electric Engineering, Bandung Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Double Position

Since 2020	President Commissioner, PT Dayamitra Telekomunikasi.

Work Experiences

2018 – 2020	President Director, PT Dayamitra Telekomunikasi.
2016 – 2018	EGM Service Operations Division, PT Telkom Indonesia (Persero) Tbk.
2015 – 2016	Deputy EGM Infra Operations & Maintenance, PT Telkom Indonesia (Persero) Tbk.
2014 – 2015	Deputy EGM Network Infrastructure & Access, PT Telkom Indonesia (Persero) Tbk.
2014	Deputy EGM IP Network & Operation, PT Telkom Indonesia (Persero) Tbk.
2013 – 2014	GM West Java North West (Bekasi), PT Telkom Indonesia (Persero) Tbk.
2010 – 2013	GM Network Regional West Java Region, PT Telkom Indonesia (Persero) Tbk.
2009 – 2010	GM Network Regional Central Java Region, PT Telkom Indonesia (Persero) Tbk.
2007 – 2009	GM Network Regional Eastern Indonesia, PT Telkom Indonesia (Persero) Tbk.

Muhamad Fajrin Rasyid

Director of Digital Business (DB)

Age	: 35 years old
Citizenship	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2019	Executive Educations in Innovations and Growth, Stanford University of Business, United States of America.
2018	Executive Educations in Scaling Entrepreneurial Ventures, Harvard Business School, United States of America.
2009	Bachelor degree in Technical Information, Bandung Institute of Technology, Indonesia.
2008	Student Exchange Program, Daejeon University, South Korea.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Double Position

Since 2020	President Commissioner, PT Metranet President.
Since 2020	President Commissioner, PT MDI.
Since 2020	Commissioner, PT Sigma Cipta Caraka.

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Work Experiences

2011 – 2020	CO-Founder & President, Bukalapak.
2011 – 2014	President Director, Suitmedia.
2009 – 2011	Consultant, The Boston Consulting Group (BCG).

Budi Setyawan Wijaya

Director of Strategic Portfolio (SP)

Age	: 49 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

2003	Master degree in Management, Telkom Institute of Management, Indonesia.
1996	Bachelor degree in Technic and Industrial Management, Telkom Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Double Position

Since 2020	President Commissioner, PT Sigma Cipta Caraka President.
Since 2020	President Commissioner, PT Teltranet Application Solutions.
Since 2020	President Commissioner, PT Jalin Payment Nusantara.

Work Experiences

2017 – 2020	President Director, PT Admedika.
2015 – 2017	President Director, PT MD Media.
2013 – 2015	President Director, PT Melon Indonesia.

Edi Witjara

Director of Enterprise & Business Service (EBIS)

Age	: 49 years old
Citizenship	: Indonesian
Domicile	: Bandung, Indonesia

Educations

8
2018	Doctoral degree in Strategic Business Management, Padjajaran University, Indonesia.
2009	Master degree in Business Law, Padjajaran University, Indonesia.
1995	Bachelor degree in Electrical Engineering, The Islamic University of North Sumatera, Indonesia.

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Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 24, 2019.

Double Position

Since 2020	President Commissioner, PT Telkom Satelit Indonesia.
Since 2020	President Commissioner, PT PINS Indonesia.
Since 2020	President Commissioner, PT Multimedia Nusantara.

Work Experiences

2019 – 2020	Director of Human Capital Management, PT Telkom Indonesia (Persero) Tbk.
2019 – 2020	Presiden Commissioner, PT Infomedia Nusantara.
2019 – 2020	Board of Supervisor, Global Council of Corporate University.
2018 – 2019	SVP Group Financial Planning Analysis and Control, PT Telkom Indonesia (Persero) Tbk.
2017 – 2018	Head of the Shared Service Organization Business Program, PT Telkom Indonesia (Persero) Tbk.
2016 – 2018	SVP Financial Planning & Analysis, PT Telkom Indonesia (Persero) Tbk.
2013 – 2016	Commissioner, PT Telkom Akses.
2013 – 2016	VP Management Accounting, PT Telkom Indonesia (Persero) Tbk.

Afriwandi

Director of Human Capital Management (HCM)

Age	: 50 years old
Citizenship	: Indonesian
Domicile	: Bekasi, Indonesia

Educations

2011	Master degree in Management, The Islamic University of North Sumatera, Indonesia.
1995	Bachelor degree in Industrial Technology, Telkom Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Double Position

Since 2020	President Commissioner, Infomedia.
Since 2020	Chairman of the Supervisory Board, Telkom Pension Fund.
Since 2018	Commissioner, PT Finnet Indonesia.

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Work Experiences

2015 – 2020	SVP Corporate Secretary, PT Telkom Indonesia (Persero) Tbk.
2015	Advisor CEO, PT Telkom Indonesia (Persero) Tbk.
2014 – 2015	Executive General Manager Regional VII, PT Telkom Indonesia (Persero) Tbk.
2013 – 2014	Deputy EGM of Business Service Division, PT Telkom Indonesia (Persero) Tbk.
2012 – 2013	GM of National Segment of Welfare Service Unit, PT Telkom Indonesia (Persero) Tbk.
2012	GM Enterprise Regional Barat, PT Telkom Indonesia (Persero) Tbk.
2011 – 2012	GM Enterprise Regional 2, PT Telkom Indonesia (Persero) Tbk.
2008 – 2011	GM Enterprise Regional 1, PT Telkom Indonesia (Persero) Tbk.

Bogi Witjaksono

Director of Wholesale & International Service (WINS)

Age	: 54 years old
Citizenship	: Indonesian
Domicile	: Bogor Regency, Indonesia

Educations

1995	Master degree in Telecomunication Engineering, Bandung Institute of Technology, Indonesia.
1989	Bachelor degree in Electric Engineering, Sepuluh Nopember Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on May 28, 2021.

Double Position

Since 2021	President Commissioner of PT Telekomunikasi Indonesia International (TELIN).
Since 2021	President Commissioner of PT Telkom Infra.

Work Experiences

2019 − 2020	Director of Enterprise & Business Service, PT Telkom Indonesia (Persero) Tbk.
2019 – 2020	President Commissioner, PT Telkom Satelit.
2019 – 2020	Commissioner, PT Telkom Metra.
2018 − 2019	Deputy President Director, PT Telkom Satelit.
2015 – 2019	President Director, PT Patrakom.
2012 – 2019	Managing Director, PT Metrasat.
2009 – 2012	General Manager of Operations, PT Metrasat.

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MEMBER OF THE BOARD OF DIRECTORS WHO TERMINATE IN 2021

Dian Rachmawan

Director of Wholesale & International Service (WINS)

Age	: 57 years old
Citizenship	: Indonesian
Domicile	: Bogor, Indonesia

Educations

1994	Master of Science in Telecommunication and Real Time System, Telecommunications Engineering University of Bradford, United Kingdom.
1987	Bachelor degree in Electric Engineering, Sepuluh Nopember Institute of Technology, Indonesia.

Basis of Appointment

Annual General Meeting of Shareholders (AGMS) of Telkom on June 19, 2020.

Work Experiences

2020 – 2021	President Commissioner, PT Telkom International (Telin).
2020 – 2021	President Commissioner, PT Telkom Infrastruktur (Telkom Infra).
2019 – 2020	President Director, PT Pelabuhan Indonesia I.
2017 – 2019	Director of Enterprise & Business Service, PT Telkom Indonesia (Persero) Tbk.
2014 – 2017	Director of Consumer Service, PT Telkom Indonesia (Persero) Tbk.
2011 – 2014	President Director, Telekomunikasi Indonesia International Ltd. (Hong Kong).
2007 – 2011	Director of Network Operation & Engineering, PT Telekomunikasi Indonesia International.
2005 – 2007	Executive General Manager Divisi Fixed Wireless Network, PT Telkom Indonesia (Persero) Tbk.
2004 – 2005	General Manager Telkom Jakarta Selatan, PT Telkom Indonesia (Persero) Tbk.
2001 – 2004	General Manager Interconnection & Partnership Regional II Jakarta, PT Telkom Indonesia (Persero) Tbk.

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DIRECTORS AFFILIATIONS AND RELATIONSHIPS

Telkom discloses the affiliation relationship between members of the Board of Directors and fellow members of the Board of Directors, Commissioners, and major and controlling shareholders, including the names of affiliated parties in accordance with the principle of transparency in the implementation of good corporate governance or GCG.

No.	Name	Position	Financial Affiliation with			Family Affiliation with
			BOC	BOD	Major & Controlling Shareholder(1)	BOC	BOD	Major & Controlling Shareholder(1)
1.	Ririek Adriansyah(1)	President Director	No	No	No	No	No	No
2.	Heri Supriadi	Director of Finance and Risk Management	No	No	No	No	No	No
3.	FM Venusiana R.	Director of Consumer Service	No	No	No	No	No	No
4.	Herlan Wijanarko	Director of Network & IT Solution	No	No	No	No	No	No
5.	Muhamad Fajrin Rasyid	Director of Digital Business	No	No	No	No	No	No
6.	Budi Setyawan Wijaya	Director of Strategic Portfolio	No	No	No	No	No	No
7.	Edi Witjara	Director of Enterprise & Business Service	No	No	No	No	No	No
8.	Afriwandi	Director of Human Capital Management	No	No	No	No	No	No
9.	Bogi Witjaksono	Director of Wholesale & International Service	No	No	No	No	No	No
10.	Dian Rachmawan*	Director of Wholesale & International Service	No	No	No	No	No	No

Remarks:

(1)	Controlling Shareholder in this matter is the Indonesian government represented by the Ministry of State-Owned Enterprises as the primary shareholder.
*	Not in position since May 28, 2021.

BOARD OF DIRECTORS’ COMPOSITION

Telkom held an Annual General Meeting of Shareholders (AGMS) on May 28, 2021 and one of its decisions was to change the composition of the members of the Company's Board of Directors. The resolution of the AGMS stipulates:

1.	Honorably dismissed Dian Rachmawan from her position as Director of Wholeshale & International Service.
2.	Changed the nomenclature of positions for members of the Company's Board of Directors, which was originally Director of Finance to Director of Finance & Risk Management.
3.	Changed the assignment of Heri Supriadi, who was originally the Director of Finance to become the Director of Finance & Risk Management.
4.	Appointed Bogi Witjaksono as Director of Wholesale & International Service.

The composition of the members of the Company's Board of Directors since the closing of the AGMS on 28 May 2021 is as follows:

Ririek Adriansyah: President Director

Budi Setyawan Wijaya : Director of Strategic Portofolio

Edi Witjara: Director of Enterprise & Business Service

Heri Supriadi: Director of Finance and Risk Management

Herlan Wijanarko: Director of Network & IT Solution

Bogi Witjaksono: Director of Wholesale & International Service

Muhamad Fajrin Rasyid: Director of Digital Business

Afriwandi: Director of Human Capital Management

FM Venusiana R: Director of Consumer Service

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PROFILE OF THE SENIOR VICE PRESIDENT

Indrawan Ditapradana

SVP Corporate Secretary

n
Age	: 48 years old
Citizenship	: Indonesian
Domicile	: Bekasi
Serving since	: October 1, 2020

Educations

2012	Master of Management, Gadjah Mada University, Indonesia.
1997	Bachelor of Electric Engineering, Telkom Institute of Technology, Indonesia.

Ahmad Reza

SVP Corporate Communication & Investor Relation

Age	: 44 years old
Citizenship	: Indonesian
Domicile	: Jakarta
Serving since	: October 1, 2020

Educations

2001	Bachelor of Economics , STIE IBII (Kwik Kian Gie Business School), Indonesia.

Harry Suseno Hadisoebroto

SVP Internal Audit

Age	: 55 years
Citizenship	: Indonesian
Domicile	: Bandung
Serving since	: July 1, 2015

Educations

1999	Master of Science in Engineering-Project Management, University of Manchester Institute of Science and Technology, United Kingdom.
1990	Graduate Study: Civil Engineering (Ir.), Bandung Institute of Technology, Indonesia.

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Devi Alzy

SVP Group Corporate Transformation

Age	: 54 years old
Citizenship	: Indonesia
Domicile	: Bekasi
Serving since	: October 1, 2021

Educations

2014	Master of Management, Business Strategic Finance, Paramadina University, Indonesia.
1992	Bachelor of Electrical Engineering, University of Indonesia, Indonesia.

Jati Widagdo

SVP Risk Management

Age	: 48 years old
Citizenship	: Indonesia
Domicile	: Jakarta
Serving since	: August 1, 2021

Educations

1996	Bachelor of Industrial Engineering, Telkom Institute of Technology, Indonesia

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TELKOM EMPLOYEES

Employees are one of the main stakeholder groups in a company. TelkomGroup realizes that the success of achieving the company's vision and mission cannot be separated from the roles and contributions of all employees. Therefore, TelkomGroup strategically engages employees (employee engagement), in an effort to support TelkomGroup to continue to transition to a digital telecommunication company during this pandemic. In addition, all TelkomGroup employees are encouraged to have high agility in their work, including by involving and forming cross-functional and cross-skilled tribes and squads in the development of service products.

During the 2021 period, all TelkomGroup employees, both in the parent company and subsidiary companies, have worked well and complied with the management's strategic directions. This is realized, cannot be separated from the role of TelkomGroup management which ensures a professional, safe, comfortable, and prosperous work environment. In addition, the guarantee of diversity without discrimination in accordance with human rights, allows all TelkomGroup employees to work wholeheartedly without feeling disturbed or worried.

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EMPLOYEE PROFILE

At the end of the 2021 period, Telkom is recorded to have 23,756  employees, consisting of 8,789  employees from the parent company and 14,967 employees from subsidiaries. When compared to 2020, the number of TelkomGroup employees in 2021 decrease by 1,592 people or 6.3%. In addition, during the 2021 period, Telkom did not release employees before retirement.

Number of Employees - Telkom and Subsidiaries per 31 December 2021

	2021	2020	2019
Telkom Employee	8,789	9,745	11,059
Subsdiary Employee	14,967	15,603	13,213
Total	23,756	25,348	24,272

NUMBER OF EMPLOYEES BASED ON EDUCATION LEVEL AND AGE DISTRIBUTION

At the end of the 2021 period, the proportion of TelkomGroup employees who have taken the undergraduate level is 64.89% or 15,415 people, the largest compared to other categories. While the remaining 10.62% or 2,524 employees took pre-college, 11.16% or 2,651 employees took diploma levels, and 13.33% or 3,166 employees took postgraduate (S2 and S3).

Compared to 2020, the number of TelkomGroup employees in 2021 with all educational backgrounds has decreased, which is 1,592 people.

The following table presents data on TelkomGroup employees by education level, from 2019 to 2021.

Telkom and Subsidiaries Employees Based on Education per December 31, 2019-2021

	2021				2020		2019
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Pre-University	1,141	1,383	2,524	10.62	3,090	12.2	5,285	21.8
Diploma	666	1,985	2,651	11.16	3,643	14.4	2,027	8.4
Undergraduate	5,205	10,210	15,415	64.89	15,533	61.3	13,988	57.6
Postgraduate (Master and Doctorate)	1,777	1,389	3,166	13.33	3,082	12.1	2,972	12.2
Total	8,789	14,967	23,756	100.0	25,348	100.0	24,272	100.0

In the next section, Telkom groups its employees by age. At the end of the 2021 period, Telkom has 70.8% or 16,819 employees under 45 years old. This number increased by 2.4% compared to the previous period. By looking at this composition, TelkomGroup shows a good regeneration process in the number of employees who will end their tenure.

The table below presents data on TelkomGroup employees by age, from 2019 to 2021.

Telkom and Subsidiaries Employees by Age per December 31, 2019-2021

	2021				2020		2019
	Telkom	Subsidiary	Total	%	Total	%	Total	%
< 30 years	2,425	3,329	5,754	24.2	7,233	28.5	5,784	23.8
30-45 years	2,069	8,996	11,065	46.6	10,102	39.9	9,175	37.8
> 45 years	4,295	2,642	6,937	29.2	8,013	31.6	9,313	38.4
Total	8,789	14,967	23,756	100.0	25,348	100.0	24,272	100.0

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NUMBER OF EMPLOYEES BY POSITION AND EMPLOYMENT STATUS

TelkomGroup has several positions, namely senior management, middle management, supervisors, and other positions under supervisors. At the end of the 2021 period, the highest number of employees of Telkom and its subsidiaries were at the supervisory level as many as 12,213 people. This number decreased by 2.1% or 267 employees compared to the previous period.

The following table presents data on TelkomGroup employees by position, from 2019 to 2021.

Number of Telkom and Subsidiary Employees Based on Position as of December 31, 2019-2021

	2021				2020		2019
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Senior Management	136	183	319	1.4	296	1.2	310	1.3
Middle Management	2,988	3,051	6,039	25.4	6,130	24.2	6,377	26.3
Supervisor	4,434	7,779	12,213	51.4	12,480	49.2	12,950	53.3
Others	1,231	3,954	5,185	21.8	6,442	25.4	4,635	19.1
Total	8,789	14,967	23,756	100.0	25,348	100.0	24,272	100.0

Furthermore, in terms of employment status, as of December 31, 2021, TelkomGroup has 20,829 permanent employees or 87.7% percent of the total employees. Meanwhile, the number of non-permanent employees owned by TelkomGroup is 2,927  people or by 12.3%. In the following table, TelkomGroup's non-permanent employees are divided into 4 categories, namely Professional Personnel, Rehire, Retirement Preparation Period, and Study Assignment.

Attached is a more detailed data regarding the number of employees based on employment status as of December 31, 2019, 2020 and 2021.

Telkom and Subsidiaries – Number of Employees Based on Employment Status as of December 31, 2019-2021

	2021				2020		2019
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Permanent Employee	8,073	12,756	20,829	87.7	21,336	84.2	22,624	93.2
Professional	410	2,175	2,585	10.9	3,453	13.6	895	3.7
Rehire	252	35	287	1.2	393	1.5	474	2.0
Retirement Preparation Period	33	0	33	0.1	120	0.5	222	0.9
Study Assignment	21	1	22	0.1	46	0.2	57	0.2
Total	8,789	14,967	23,756	100.0	25,348	100.0	24,272	100.0

GENDER EQUALITY ASSURANCE AND NUMBER OF EMPLOYEES BASED ON GENDER

TelkomGroup guarantees gender equality in its company's operating environment. This is following the Decree of the Board of Directors PD.201.01/r.00/PS150/COP-B0400000.2014 dated May 6, 2014, concerning Business Ethics within the TelkomGroup.

At the end of the 2021 period, TelkomGroup has 16,847  male employees, more than the number of female employees, namely 6,909  people. TelkomGroup does not have a policy to set a quota for the number of employees based on gender or to discriminate against one gender in employment. However, based on the characteristics of the industry, the interest of men to work in the telecommunications sector is higher than that of women.

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The table below presents information on the number of TelkomGroup employees by gender from 2019 to 2021.

Telkom and Subsidiaries - Number of Employees by Gender as of December 31, 2019-2021

	2021				2020		2019
	Telkom	Subsidiary	Total	%	Total	%	Total	%
Male	5,996	10,851	16,847	70.9	17,787	70.2	17,987	74.1
Female	2,793	4,116	6,909	29.1	7,561	29.8	6,285	25.9
Total	8,789	14,967	23,756	100.0	25,348	100.0	24,272	100.0

The next table shows the seriousness of TelkomGroup in implementing gender equality in the work environment. Both men and women who have the capability and competence have the right to occupy any position in the company. In the 2021 period, there are 29 women occupying Senior Management positions, 1,224 people occupying Middle Management positions, 3,396 persons occupying supervisory positions, and 2,260 persons occupying other positions.

The following table provides an overview of the distribution of male and female employees working at Telkom and its subsidiaries in various positions as of December 31, 2021.

Number of Telkom and Subsidiary Employees Based on Position and Gender as of December 31, 2021

	Telkom			Subsidiary			Total
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Senior Management	126	10	136	164	19	183	290	29	319
Middle Management	2,234	754	2,988	2,581	470	3,051	4,815	1,224	6,039
Supervisor	3,003	1,431	4,434	5,814	1,965	7,779	8,817	3,396	12,213
Others	633	598	1,231	2,292	1,662	3,954	2,925	2,260	5,185
Total	5,996	2,793	8,789	10,851	4,116	14,967	16,847	6,909	23,756

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SHAREHOLDERS COMPOSITION

Telkom's shareholder structure as of December 31, 2021 can be seen in the following diagram.

Telkom placed and fully paid the authorized capital of 99,0621,216,600 shares. The shares are divided into, 1 Series A Dwiwarna share which is only owned by the Government of the Republic of Indonesia and 99,062,216,599 Series B shares (ordinary shares). The main and controlling shareholder of Telkom is the Government of the Republic of Indonesia which has a share ownership percentage of 52.09%. The following table presents the composition of Telkom's shareholders as of December 31, 2021.

Composition of Shareholders Telkom on December 31, 2021

	Series A	Series B	%
	Dwiwarna	(Common Stock)
The Government of the Republic of Indonesia	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Total	1	99,062,216,599	100.0

The following table will present information on the composition of Telkom's shareholders with ownership of more than 5%, share ownership by Directors and Commissioners, ownership of less than 5%, percentage of shares owned in Indonesia and outside Indonesia, as well as a list of the 20 largest public shareholders.

1.	Shareholders with More than 5% Ownership (Major/Controlling Shareholders)

Type of Share	Individual or Group Identity	January 1, 2021		December 31, 2021
		Total Shares	%	Total Shares	%
Series A	The Government of the Republic of Indonesia	1	0	1	0
Series B	The Government of the Republic of Indonesia	51,602,353,559	52.09	51,602,353,559	52.09

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2.	Ownership of Shares by Directors and Commissioners
On December 31, 2021 there are no Commissioner or Director which has more than 1.0% of Telkom shares.

	BOC and BOD	January 1, 2021		December 31, 2021
		Total Shares	%	Total Shares	%
Board of Commisioners	-	-	-	-	-
	-	-	-	-	-
Board of Directors	Ririek Adriansyah	1,156,955	<0.01	1,156,955	<0.01
	Budi Setyawan Wijaya	275,000	<0.01	275,000	<0.01
	Afriwandi	42,500	<0.01	42,500	<0.01
	Herlan Wijanarko	42,500	<0.01	42,500	<0.01
	Heri Supriadi	-	-	40,000	<0.01
	Edi Witjara	32,500	<0.01	32,500	<0.01
Total	-	1,549,455	<0.01	1,589,455	<0.01

3.	Percentage of indirect ownership of shares of issuers or public companies by Members of the Board of Directors and Members of the Board of Commissioners at the beginning and end of the financial year
All members of the Board of Directors and/or the entire Board of Commissioners do not own shares of issuers or public companies indirectly at the beginning and end of 2021.

4.	Shareholders with Less than 5% Ownership
Telkom Shareholders with Individual Ownership Less than 5%, on December 31, 2021

	Group	January 1, 2021		December 2021
		Total Shares	%	Total Shares	%
Foreign	Business/Institution	32,979,585,012	33.29	36,078,995,431	36.42
	Individual	38,918,500	0.04	21,958,300	0.02
Local	Business/Institution
	Pensions Funds	4,878,552,950	4.92	4,601,914,950	0.14
	Mutual Fund	3,522,211,883	3.56	2,970,228,038	3.00
	Insurance Company	3,146,793,160	3.18	2,589,339,110	2.61
	Limited Liability	355,271,522	0.36	142,057,398	4.65
	Others	112,869,550	0.11	85,881,850	0.09
	Individual	2,425,660,463	2.45	969,487,963	0.98
Total		47,459,863,040	47.91	47,459,863,040	47.91

5.

Percentage of Shares Owned Domestic and Foreign

As of December 31, 2021, 152,876 shareholders (including the Government of the Republic of Indonesia) were registered as ordinary shareholders. This number includes 36,100,953,731 common shares owned by 2,233 overseas shareholders. With 36.44% of Telkom's shares owned by overseas shareholders, the rest are controlled by domestic shareholders. On the same date, 74 ADS shareholders owned 48,800,600 ADS (1 ADS is equivalent to 100 common shares).

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6.	List of 20 Largest Public Shareholders Here is a list of the 20 largest public shareholders until December 31, 2021.

No.	Institution	%
1.	DJS KETENAGAKERJAAN PROGRAM JHT	2.79
2.	GIC PRIVATE LIMITED S/A GOS	2.51
3.	BNYM RE BNYMLB RE EMPLOYEES PROVIDENTFD	1.09
4.	THE NT TST CO S/A HARDING LOEVNER FUNDS	0.96
5.	GIC PRIVATE LIMITED S/A MAS	0.86
6.	JPMCB NA RE - VANGUARD EMERGING MARKETS	0.65
7.	JPMCB NA RE-VANGUARD TOTAL INTERNATIONAL	0.61
8.	DJS KETENAGAKERJAAN PROGRAM JP	0.58
9.	JPMBL SA UCITS CLT RE-JPMORGAN FUNDS	0.51
10.	PT AXA MANDIRI FINANCIAL SERVICES S/A MA	0.46
11.	PT. PRUDENTIAL LIFE ASSURANCE - REF	0.45
12.	STATE STREET BANK-ISHARES CORE MSCI EMER	0.43
13.	BNYMSANV RE BNYM RE PEOPLE'S BANK OF CHI	0.42
14.	PT. TASPEN	0.40
15.	HSBC BK PLC S/A THE PRUDENTIAL ASSURANCE	0.36
16.	PT TASPEN (ASURANSI) - AFS	0.35
17.	HSBC BANK PLC S/A KUWAIT INVESTMENT AUTH	0.31
18.	STATE STREET BANK-MFS EMERGING MARKETS E	0.28
19.	STATE STREET BANK-CALIFORNIA PUBLIC EMPL	0.27
20.	JPMBLSAA AIF CLT RE-STICHTING DEPOSITARY	0.27

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SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINT VENTURES

As of December 31, 2021, Telkom has a total of 36 subsidiaries with direct and indirect ownership that are actively operating with an ownership percentage of more than 50%, so that its financial statements are consolidated with Telkom as the parent company. In addition, there are 9 unconsolidated subsidiaries (affiliated). As of September 1, 2021, PT Teltranet Application Solusi (TelkomTelstra) changed its name to PT Digital Application Solusi (Digiserve), following the sale of all shares of Telstra Holding Singapore to TelkomMetra.

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As of December 31, 2021, Telkom has consolidated its Financial Statements for all subsidiaries that are owned directly or indirectly, as follows:

SUBSIDIARIES WITH DIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Telekomunikasi Selular Jakarta, Indonesia	65%	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (GSM) technology	Operating	101,302	Telkomsel Smart Office Telkom Landmark Tower 1st -20th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Dayamitra Telekomunikasi Jakarta, Indonesia	71.87%	Leasing telecommunication towers and other telecommunications services	Operating	57,728	Telkom Landmark Tower 25th-27th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Multimedia Nusantara Jakarta, Indonesia	100%	Network telecommunication services and multimedia	Operating	18,758	Telkom Landmark Tower 22nd & 41st floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Telekomunikasi Indonesia International Jakarta, Indonesia	100%	Telecommunication	Operating	12,705	Telkom Landmark Tower 16th-17th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Graha Sarana Duta Jakarta, Indonesia	100%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operating	5,884	Graha Telkom Property, Jl, Kebon Sirih No, 10, Central Jakarta, 10110, Indonesia
PT Telkom Akses Jakarta, Indonesia	100%	Construction, service and trade in the field of telecommunication	Operating	4,973	Telkom Building, West Jakarta, Jl, S, Parman Kav, 8 West Jakarta, 11440, Indonesia
PT Telkom Satelit Indonesia Jakarta, Indonesia	100%	Telecommunication-provide satellite communication system, services and facilities	Operating	5,515	Telkom Landmark Tower 21st floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT PINS Indonesia Jakarta, Indonesia	100%	Telecommunication construction and services	Operating	1,589	Telkom Landmark Tower 42nd floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Infrastruktur Telekomunikasi Indonesia Jakarta, Indonesia	100%	Construction, service and trade in the field of telecommunication	Operating	1,259	Telkom Landmark Tower 19th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Metra-Net Jakarta, Indonesia	100%	Multimedia portal service	Operating	1,640	Mulia Business Park, J Building, Jl, Letjen MT Haryono Kav, 58 – 60 Pancoran, Jakarta, 12780, Indonesia

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Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Sigma Tata Sadaya Jakarta, Indonesia	100%	Hardware consulting services and computer and trade software.	Operating	2,107	Graha Telkomsigma 5th Floor, Jl. Captain of Subijanto DJ BSD City, Lengkong Gudang Village, Serpong District, City, Tangerang Selatan, 15321, Banten Province, Indonesia
PT Napsindo Primatel Internasional Jakarta, Indonesia	60%	Telecommunication – provides Network Access Point (NAP), Voice Over Data (VOD) and other related services	Ceased operations on January 13, 2006	5	-

SUBSIDIARIES WITH INDIRECT OWNERSHIP

Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Sigma Cipta Caraka Tangerang, Indonesia	100%	Information technology service-system implementation and integration service, outsourcing and software license maintenance	Operating	5,093	Telkom Landmark Tower 23rd floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
Telekomunikasi Indonesia International Pte, Ltd, Singapore	100%	Telecommunication	Operating	3,272	Maritime Square, #09-63 Harbour Front Centre, 099253, Singapore
PT Infomedia Nusantara Jakarta, Indonesia	100%	Data and information service-provide telecommunication information service and other information services in the form of print and electronic media and call center service	Operating	2,359	PT Infomedia Nusantara Head Office, Jl, RS, Fatmawati 77-81 Jakarta, 12150, Indonesia
PT Telkom Landmark Tower Jakarta, Indonesia	55%	Service for property development and management	Operating	2,204	Telkom Landmark Tower, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
Telekomunikasi Indonesia International Ltd, Hong Kong	100%	Telecommunication	Operating	2,998	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
PT Metra Digital Investama Jakarta, Indonesia	100%	Trading and/or providing services related to information and technology, multimedia, entertainment and investment	Operating	5,784	Telkom Landmark Tower 21st floor, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Metra Digital Media Jakarta, Indonesia	100%	Directory information services	Operating	1,201	Telkom Landmark Tower 18th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52, Jakarta 12710, Indonesia

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Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
PT Finnet Indonesia Jakarta, Indonesia	60%	Information technology services	Operating	1,294	Telkom Landmark Tower 18th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Persada Sokka Tama, Jakarta, Indonesia	95%	Providing telecommunication network infrastructure	Operating	1,097	Graha Persada 2, 1st floor, Jalan Kyai Haji Noor Alie No, 89, Kalimalang, Kota Bekasi, Jawa Barat 17148, Indonesia
TS Global Network Sdn, Bhd, Petaling Jaya, Malaysia	70%	Satellite service	Operating	602	Teknorat ½ street, Cyber 3, 6300 Cyberjaya, Selangor Darul Ehsan, Malaysia
Telekomunikasi Indonesia International S,A, Dili, Timor Leste	100%	Telecommunication	Operating	708	Timor Plaza 4th Floor, Rua Presidente Nicolao Lobato, Comoro, Dili Timor Leste
PT Melon Indonesia Jakarta, Indonesia	100%	Digital content exchange hub services	Operating	1,187	Telkom Landmark Tower 45th floor, The Telkom Hub, Jl, Jend Gatot Subroto Kav, 52 Jakarta, 12710, Indonesia
PT Telkomsel Mitra Inovasi Jakarta, Indonesia	100%	Business management consulting and capital venture services	Operating	594	Telkomsel Smart Office 8th Floor, Jl Gatot Subroto Kav 52 RT 6/RW 1, Kuningan, Mampang Prapatan, Jakarta Selatan 1270 Indonesia
PT Swadharma Sarana Informatika Jakarta, Indonesia	51%	Cash Replenishment services and ATM maintenance	Operating	489	St Arteri JORR, No, 70, Jati Melati, Pondok Melati, Bekasi, Indonesia,
PT Administrasi Medika Jakarta, Indonesia	100%	Health insurance administration services	Operating	543	STO Telkom Gambir Building C 3rd floor. Medan Merdeka Selatan Street, No. 12, Central Jakarta, 10110, Indonesia
PT Graha Yasa Selaras Jakarta, Indonesia	51%	Tourism service	Operating	288	Jl, Cimanuk No, 33 Bandung, Indonesia
PT Nusantara Sukses Investasi Jakarta, Indonesia	100%	Service and trading	Operating	309	Multimedia Tower, Annex Building 2nd floor, Jl, Kebon Sirih No, 10-12, Central Jakarta, Indonesia
PT Metraplasa Jakarta, Indonesia	60%	Network & e-commerce services	Operating	61	Mulia Business Park, J Building, Jl, Letjen MT Haryono Kav, 58 – 60 Pancoran, Jakarta 12780, Indonesia
PT Nutech Integrasi Jakarta, Indonesia	60%	System integrator	Operating	198	Jl, Tanjung Barat Raya, No, 17, Pasar Minggu, South Jakarta, 12510, Indonesia

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Company	Share Ownership	Business Field	Operational Status	Total Asset (Rp billion)	Address
Telekomunikasi Indonesia International Inc., Los Angeles, USA	100%	Telecommunication	Operating	191	800 Wilshire Boulevard, Suite 620 Los Angeles, California 90017, USA
Telekomunikasi Indonesia International Australia Pty, Ltd., Sydney, Australia	100%	Telecommunication	Operating	34	Level 4, 241 Commonwealth Street Surry Hills NSW 2010, Australia
PT Digital Aplikasi Solusi Jakarta, Indonesia	100%	Communication system services	Operating	389	88 @ Kasablanka, 35th floor of Jakarta 12870
PT Telkomsel Ekosistem Digital (“TED”) Jakarta, Indonesia	100%	Information services and multimedia technology, entertainment and investment	Operating	197	Telkom Landmark Building Tower Menara 1, 3rd floor, Jl. Jend. Gatot Subroto Kav. 52, West Kuningan, Mampang Prapatan, South Jakarta City
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. Kuala Lumpur, Malaysia	70%	Telecommunication	Operating	27	Suite 7-3, Level 7, Wisma UOA II No. 21, Jalan Pinang, KLCC, 50450, Kuala Lumpur, Malaysia.
PT Satelit Multimedia Indonesia Jakarta, Indonesia	100%	Satellite services	Operating	8	Telkom Landmark Tower 41st floor, The Telkom Hub. Jl. Jend Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

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CHRONOLOGY OF STOCKS REGISTRATION

Since November 14, 1995, Telkom shares have been listed and traded in Indonesia Stock Exchange (IDX) and New York Stock Exchange (NYSE) with tickers of TLKM and TLK.

Date	Corporate Actions	Price (Rp/per sheet)		Composition of Share Ownership
		Nominal	Bid	Government of Republic of Indonesia	Public
13/11/1995	Pre-Initial Public Offering	500	2,050	8,400,000,000	-
	Sale of Shares Held by Government			(933,334,000)	933,334,000
	Telkom Right Issue			-	933,333,000
	Composition of Share Ownership			7,466,666,000	1,866,667,000
11/12/1996	Government Shares Block Sale	500	3,850	(388,000,000)	388,000,000
	Composition of Share Ownership			7,078,666,000	2,254,667,000
15/05/1997	Government Distributes Incentive Shares to All Public Shareholders	500	3,675	(2,670,300)	2,670,300
	Composition of Share Ownership			7,075,995,700	2,257,337,300
07/05/1999	Government Shares Block Sale	500	3,825	(898,000,000)	898,000,000
	Composition of Share Ownership			6,177,995,700	3,155,337,300
02/08/1999	Distribution of Shares Bonus (Issuance) (Each 50 Shares Gets 4 Shares)	500	3,275	494,239,656	252,426,984
	Composition of Share Ownership			6,672,235,356	3,407,764,284
07/12/2001	Government Shares Block Sale	500	2,700	(1,200,000,000)	1,200,000,000
	Composition of Share Ownership			5,472,235,356	4,607,764,284
16/07/2002	Government Shares Block Sale	500	3,775	(312,000,000)	312,000,000
	Composition of Share Ownership			5,160,235,356	4,919,764,284
01/10/2004	Stock Split with Ratio 1:2	250	4,200	10,320,470,712	9,839,528,568
21/12/2005	Shares Buy Back Program (I)(1)	250	6,050	-	(211,290,500)
	Composition of Share Ownership			10,320,470,712	9,628,238,068
29/06/2007	Shares Buy Back Program (II)(2)	250	9,850	-	(215,000,000)
	Composition of Share Ownership			10,320,470,712	9,413,238,068
20/06/2008	Shares Buy Back Program (III)(3)	250	7,750	-	(64,284,000)
	Composition of Share Ownership			10,320,470,712	9,348,954,068
19/05/2011	Shares Buy Back Program (IV)(4)	250	7,600	-	(520,355,960)
	Composition of Share Ownership			10,320,470,712	8,828,598,108
14/06/2013	Transfer of Shares Buy Back Program III to Employees through ESOP Program	250	10,550	-	59,811,400
	Composition of Share Ownership			10,320,470,712	8,888,409,508
30/07/2013	Transfer of Shares Buy Back Program I through Private Placement	250	11,750	-	211,290,500
	Composition of Share Ownership			10,320,470,712	9,099,700,008
02/09/2013	Stock Split with Ratio 1:5	50	2,150	51,602,353,560	45,498,500,040
13/06/2014	Transfer of Shares Buy Back Program II through Private Placement	50	2,440	-	1,075,000,000
	Composition of Share Ownership			51,602,353,560	46,573,500,040
21/12/2015	Transfer of Remaining Shares Buy Back Program III through Private Placement	50	3,110	-	22,363,000
	Composition of Share Ownership			51,602,353,560	46,595,863,040

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Date	Corporate Actions	Price (Rp/per sheet)		Composition of Share Ownership
		Nominal	Bid	Government of Republic of Indonesia	Public
29/06/2016	Transfer of Remaining Shares Buy Back Program IV through Private Placement	50	3,970	-	864,000,000
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2017	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
02/07/2018	Transfer of Treasury Stock throught Withdrawal by way of Capital Reduction	50	3,750	-	1,737,779,800
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2019	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2020	No corporate action	-	-	-	-
	Composition of Share Ownership			51,602,353,560	47,459,863,040
2021	No corporate action	-	-	-	-
	Share Ownership Composition			51,602,353,560	47,459,863,040

Remarks:

(1)	First shares buy back program began on December 21, 2005 (simultaneously with the EGMS when the program was approved) and ended in June 2007.
(2)	Second shares buy back program began on June 29, 2007 (simultaneously with the EGMS when the program was approved) and ended in June 2008.
(3)	Third shares buy back program began on June 20, 2008 (simultaneously with the EGMS when the program was approved) and ended in December 2009.
(4)	Fourth shares buy back program began on May 19, 2011 (simultaneously with the AGMS when the program was approved) and ended in November 2012.

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CHRONOLOGY OF OTHER SECURITIES REGISTRATION

On July 16, 2002, Telkom issued its first bonds with a value of Rp1,000 billion for a period of 5 years and traded on the Surabaya Stock Exchange. On the maturity date of July 16, 2007, Telkom fulfilled its obligations on the bonds.

On June 25, 2010, Telkom issued its second bond, consisting of Series A with a value of Rp1,005 billion for a 5-year term and Series B with a value of Rp1,995 billion for a 10-year term. The Series A and Series B bonds are traded on the IDX and have been fully paid at maturity, namely July 6, 2015 and July 6, 2020.

Then, on July 16, 2015 Telkom issued Telkom Phase I continuous bonds. The bonds consist of, Series A worth Rp2,200 billion with a term of 7 years, Series B worth Rp2,100 billion with a tenor of 10 years, Series C worth Rp. Rp1,200 billion with a term of 15 years, and Series D worth Rp1,500 billion with a term of 30 years. Continuous Bonds I Telkom Phase I have been listed and traded on the IDX.

On September 26, 2018, Telkom changed the Bond Trustee from PT Bank CIMB Niaga Tbk to PT Bank Tabungan Negara (Persero) Tbk in accordance with the decision of the General Meeting of Bondholders II Telkom in 2010.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (year)	Interest Rate	Underwriter	Trustee	Settlement Date
Telkom Bond I 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.00%	PT Danareksa Sekuritas	PT BNI Tbk, PT BRI Tbk	July 16, 2007
Telkom Bond II 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank CIMB Niaga Tbk	July 6, 2015
Telkom Bond II 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	July 6, 2020
Telkom Shelf Registered Bond I 2015 Series A	2,200,000	June 23, 2015(1)	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas Indonesia (Tbk).	PT Bank Permata Tbk	-
Telkom Shelf Registered Bond I 2015 Series B	2,100,000	June 23, 2015(1)	June 23, 2025	10	10.25%
Telkom Shelf Registered Bond I 2015 Series C	1,200,000	June 23, 2015(1)	June 23, 2030	15	10.60%
Telkom Shelf Registered Bond I 2015 Series D	1,500,000	June 23, 2015(1)	June 23, 2045	30	11.00%

Remark:

1)	Telkom Shelf Registered Bonds 1 Telkom 2015 Series A was issued June 16, 2015 but the official sale transaction was on June 23, 2015

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On September 4, 2018, Telkom issued Telkom's Medium Term Notes I Year 2018 with a principal value of Rp758,000,000,000. In addition, Telkom also issued Medium Term Notes Syariah Ijarah I Telkom Year 2018 with the remaining ijarah fee of Rp742,000,000,000. Telkom issued three series for each of these Medium Term Notes and appointed PT Bank Tabungan Negara (Persero) Tbk as the Monitoring Agent. In the 2021 period, Telkom has paid off Telkom's 2018 MTN I Series C and Telkom's 2018 Series C Sharia Ijarah MTN which will mature on September 4, 2021.

Medium Term Notes	Currency Principal (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate per Annum (%) /Installment Payment per Year (Rp million)	Arranger	Monitoring Agent	Settlement Date
Telkom’s 2018 MTN I A Series	262,000	September 4, 2018	September 14, 2019	1	7.25%	PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas	PT Bank Tabungan Negara (Persero) Tbk	September 14, 2019
Telkom’s 2018 MTN I B Series	200,000	September 4, 2018	September 4, 2020	2	8.00%			September 4, 2020
Telkom’s 2018 MTN I C Series	296,000	September 4, 2018	September 4, 2021	3	8.35%			September 4, 2021
Telkom’s 2018 MTN Syariah Ijarah I A Series	264,000	September 4, 2018	September 14, 2019	2	Rp19,000			September 14, 2019
Telkom’s 2018 MTN Syariah Ijarah I B Series	296,000	September 4, 2018	September 4, 2020	2	Rp24,000			September 4, 2020
Telkom’s 2018 MTN Syariah Ijarah I C Series	182,000	September 4, 2018	September 4, 2021	2	Rp15,000			September 4, 2021

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NAME AND ADDRESS OF INSTITUTIONS AND/OR SUPPORTING CAPITAL MARKET PROFESSION

.5
	Supporting Capital Market Profession	Address	Service		2021 Fee	Assignment Period
External Auditor/ Public Accountant	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited).	Bursa Efek Indonesia Building, 2nd Tower, 7th floor Jl. Jend. Sudirman Kav. 52-53 Jakarta - 12190	●	Conducting integrated audit of consolidated financial statements in accordance with Indonesian Financial Accounting Standards (“IFAS”) and International Financial Reporting Standards ("IFRS").	Rp70.6 billion	2021 2020 2019 2018 2017 2016 2015* 2014 2013 2012
			●	Auditing the fund use of Partnership and Community Development Program.
●

To perform an audit and report on, based on Standards on Auditing of State Finance (“SPKN”) established by the Audit Board of the Republic of Indonesia (“BPK”), the Company’s compliance with the applicable laws and regulations and internal controls (PSA 62 Audit).

			●	Agreed Upon Procedures Services on the Activity Report of Implementation of Prudent Principles (KPPK Report).
			●	Agreed upon Procedures services engagement on the measurement and assessment of achievement of Key Performance Index (KPI).
			●	Performing collaborative audit services with the relevant BPK RI Preparation of LKPP RI year book 2021 (SA 600).
Securities Administration Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34-35 Jakarta - 10220	Acting as an institution stock custodian Telkom's ordinary services are traded on the IDX, administrative services for implementing the GMS, and administration services for paying dividends.		Rp1.78 billion	Since 1995
Trustee	PT Bank Permata Tbk.	WTC II Building 28th floor Jl. Jend Sudirman Kav. 29-31 Jakarta 12920	Representing the interests of Bond holders with the Company for Telkom Shelf Registered Bond I.		Rp75 million	Since 2015
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Indonesia Building, Tower 1, 5th floor Jl. Jend. Sudirman Kav. 52-53 Jakarta - 12190	●	Providing a central depository and settlement of stock transactions on the Indonesia Stock Exchange.	Rp71.5 million	Since 1995
			●	Storage services and settlement of securities transactions, distribution of corporate action results.

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.5
	Supporting Capital Market Profession	Address	Service	2021 Fee	Assignment Period
Rating Agency	PT Pemeringkat Efek Indonesia	Equity Tower, 30th Floor Sudirman Central Business District Lot. 9 Jl. Jenderal Sudirman Kav. 52 – 53 Jakarta 12190	Providing rating on credit risk of Telkom bond issuance.	Rp175 million	Since 2012
	Moody’s	Moody’s Investors Service Singapore Pte. Ltd, 50 Raffles Place #23-06, Singapore Land Tower, Singapore - 048623	Provides ratings on Telkom credit risk.	US$74,500	Since 2018
	Fitch	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central, Hong Kong + 852 2263 9963	Provides ratings on Telkom credit risk.	US$65,000	Since 2018
ADS Custodian Bank	The Bank of New York Mellon Corporation	Corporate Headquarters 240 Greenwich Street New York, NY 10286 USA +1 212 495 1784	Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	US$72,447	Since 1995
Legal Counsel	Baker & McKenzie. Wong & Leow	8 Marina Boulevard #05-01 Marina Bay Financial Centre Tower 1 Singapore 018981	Acting as US capital market legal counsel.	US$ 225,000	Since 2013
	Hadiputranto, Hadinoto & Partners	Pacific Century Place, Level 35 Sudirman Central Business District Lot. 10 Jl. Jend. Sudirman Kav. 52-53 Jakarta 12190	Acting as capital market legal counsel.		Since 1995
Notary	Notaries/PPAT Ashoya Ratam, SH, MKn	Jl. Suryo No. 54, Kebayoran Baru, Jakarta 12180	Acting as a notary in the Annual General Meeting of Shareholders (AGMS).	Rp 72.5million	Since 2012

Remark:

*	In 2015, Public Accounting Firm Purwantono, Suherman & Surja has changed into Public Accounting Firm Purwantono, Suherman & Surja due to the changes on composition of Partners.

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In the past five years, Telkom has conducted an audit of the Consolidated Financial Statements. The incurred fees for other service would never exceed the fees for audit services. The following details the fees of public accountants for the last five years:

No.	Audited Financial Year	Public Accounting Firm	Certified Public Accountant	Fee (Rp million)
				Auditing Service	Other Service	Total
1	2021	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	59,050	11,540	70,590
2	2020	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	63,461	1,925	65,386
3	2019	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	Handri Tjendra	57,070	2,055	59,125
4	2018	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	David Sungkoro	51,826	2,819	54,645
5	2017	KAP Purwantono, Sungkoro & Surja (A member firm of Ernst & Young Global Limited)	David Sungkoro	41,618	2,042	43,660

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MANAGEMENT DISCUSSION AND ANALYSIS

90	Business Environment Overview 2021
94	Operational Overview by Business Segment
111	Marketing Overview
123	Comprehensive Financial Performance
137	Solvency
138	Capital Structure and the Management Policies for Capital Structure
140	Realization of Capital Expenditure
141	Material Commitment for Capital Expenditure
142	Receivables Collectability
143	Material Information and Fact After Accountant Reporting Date
144	Business Prospects and Sustainability of The Company
146	Comparison of Initial Year Target and Realization
147	Target or Projections for the Following Year
148	Dividend
149	Realization of Public Offering Fund
150	Material Information regarding Transaction with Conflict of Interest, Transaction with Affiliated Parties, Investment, Divestment, and Acquisition
151	Changes in Law and Regulation
152	Changes in Accounting Policy

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BUSINESS ENVIRONMENT OVERVIEW 2021

GLOBAL ECONOMY AND INDONESIA

The year 2021 was expected to be a turning point in the economic recovery of all countries worldwide. Each country is making various measures and policies to suppress the COVID-19 pandemic to control its spread by mobility restriction and mass vaccination programs. These measures aimed to restore the world economy to normal before the pandemic. Based on the October 2021 World Economic Outlook (WEO) report, the IMF predicted the global economy in 2021 to grow by 5.9%, higher than the growth achieved in the previous year, which contracted at 3.1%. It was supported by the addition of a robust fiscal stimulus and faster vaccinations that reopened broader community activities, especially in developed countries such as the United States and Europe.

However, the global economic recovery is still uneven, which is caused, among other things, by differences in the COVID-19 pandemic situation, the speed of vaccination, and support for economic stimulus. In general, the developed countries experienced a projection increase supported by the economic activity reopening, high vaccination coverage, and high fiscal stimulus. Meanwhile, most developing countries had a decline in projections due to implementing a stricter community activity restriction policy amid the spread of the Delta COVID-19 variant. The lower vaccination rate was also a risk to future economic recovery.

The prediction of global economic growth of 5.9% in the WEO report released in October 2021 is a revision to the projection released by the WEO in July 2021, with a decrease of 0.1%. The decline in the 2021 economic growth projection occurred widely in both developed and developing countries. The two largest economies in the world, the United States and China, also received growth revisions to 6% and 8% in 2021. Meanwhile, ASEAN-5 also experienced a decline in growth predictions to 2.9%, decreased by 1.4% toward the released WEO report of July 2021. In line with global economic conditions, Indonesia's economic recovery still continues. Indonesia’s economy grew by 3.69% in 2021. It was supported by stable export performance and the revived consumption and investment activities in line with easing people's mobility restrictions. Looking at the leading macro indicators, the Rupiah exchange rate against the USD throughout 2021 experienced a slight fluctuation. The selling rate for Bank Indonesia transactions on January 4, 2021 was Rp13,973 per USD, while the selling rate on December 31, 2021 was closed at Rp14,340 per USD. Meanwhile, the Bank Indonesia benchmark interest rate (BI 7-days repo rate) decreased slightly from 3.75% in January to 3.50% in December 2021.

Indonesia's economic resilience in the face of the pandemic is also quite good compared to many other countries. Rating agency Fitch Ratings maintains Indonesia's credit rating at BBB Outlook Stable as of November 2021, while Moody's maintains Indonesia's rating at Baa2 with Outlook Stable in February 2022. It is an outstanding achievement for Indonesia amid a pandemic, which is in 2020, 3 world rating agencies, namely Standard & Poor's, Moody's, and Fitch, have taken 124 downgrades to 53 countries and revised the outlook to negative 133 times for 63 countries. Indonesia's economic activity is recovering gradually from the pressure of COVID-19, supported by policies to handle the pandemics that are getting better and are encouraged by efforts to accelerate vaccination by the government.

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INDONESIAN TELECOMMUNICATIONS INDUSTRY

Amid the ongoing COVID-19 pandemic in 2021, the telecommunications industry growth still grew and was relatively stable. The increasing digitization and the internet demand to support people's activities influenced this growth. In Q1 2021, Indonesia, with a total population of 274.9 million people, had 202.6 million internet users or equivalent to 73.7% of the total population, increased by 15.5% or 27 million internet users compared to Q1 2020. It indicates that the lifestyle and economy digital change have become more evident and increased the internet services demand, both fixed broadband and mobile (cellular), which are the main factors in the development of the telecommunications industry. Telkom has a vital role in supporting Indonesia's economic growth for the digital economy in particular and has the opportunity to become a digital telco leader in Indonesia and regionally. However, competition in the telecommunications industry continues, especially in the mobile segment, where penetration is increasingly saturated, accompanied by price wars and substitute products from OTT. In addition, cellular operators have also started implementing Fixed Wireless Access (FWA) services to expand their market coverage. Cellular operators have also started developing 5G technology so that operators will compete to provide 5G services to support the advancement of the telecommunications industry and develop its various derivative industries.

2021 was also marked by the continuing process of industrial consolidation, which finally materialized in early 2022 when Indosat merged with Tri, and Axiata Group (a shareholder of XL Axiata) acquired PT Link Net Tbk. These consolidations between operators were positive for the telecommunications industry, expecting that the quite intense competition will become healthier, and in turn, all operators will enjoy sustainable growth.

The cellular market in Indonesia is also still dominated by three cellular operators, namely Telkomsel, Indosat Ooredoo, and XL Axiata. The total subscribers of the three cellular operators were more than 79.4% market share as of December 31, 2021. Telkomsel remains the largest cellular provider in Indonesia with 176.0 million subscribers and a market share of approx. 59.3% of the total subscribers of the 3 largest cellular operators in Indonesia. Data consumption in the Mobile segment continues to increase. It drives company revenue from data services, in line with the increase in data traffic volume, from data-based communication services, video streaming, games, and content and applications. In addition, this is also in line with the increasing number of devices connected to the network. In the future, it will increase in line with the development of 5G network services that Telkomsel began to introduce on May 27, 2021. On the other hand, capital expenditure is also essential to increase capacity to support the growth of the data service. Tower infrastructure is essential in supporting the cellular service networks availability and plans for developing and implementing 5G, which require significant investments. Therefore, Mitratel, a subsidiary of Telkom which is engaged in the tower business, was listed on the stock exchange on November 22, 2021, with the code MTEL. It was one of Telkom's strategic plans through an IPO in increasing the Company's value. Mitratel has acquired 4,000 towers from Telkomsel so that it has 28,079 towers and remains growing to fulfill its vision of becoming the leading and best provider in telecommunication tower infrastructure in Southeast Asia.

In 2021, the demand for the fixed broadband industry increased in big, medium, and small cities. It was due to the consumption-driven by the increasing home broadband demand in line with the people’s needs for work from home (WFH) and school from home (SFH). Compared to the previous year, IndiHome subscribers increased and still dominate the fixed broadband market in Indonesia. As of December 31, 2021, Telkom has around 8.6 million subscribers of IndiHome fixed broadband or market share estimated around 80.2%.

The high internet usage or traffic for mobile and fixed broadband and the use of various digital services, has impacted on the high demand for data center and cloud businesses. Telkom built a Hyperscale Data Center (HSDC) on Tier 3 and Tier 4 data center specifications on a 65,000 m2 area with a total planned capacity of 75 MW. HDC will be built in stages, where Phase 1 with a capacity of around 22 MW is expected to be completed in Semester 1 2022, and complements the existing 26 data centers, namely 21 domestic data centers and 5 international data centers, including Tier 3 and 4 data centers in Jurong, Singapore. Telkom's total data center capacity that in December 2021 was 5,039 racks for domestic data centers. Meanwhile for international data centers, they were 16,542 KW in Singapore, 250 kVA in Timor Leste, and 500 kVA in Hong Kong.

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Besides connectivity and platforms, digital services are also the primary support for the telecommunications business. By the COVID-19 pandemic in 2020 and 2021, digitization or lifestyle transformation towards digital are more tangible. Telkom seeks to seize these opportunities, including through Telkomsel, which formed the Telkomsel Digital Ecosystem (TED) to accelerate digital business development. In the early stages, TED will focus on 3 vertical digital businesses, including games (Dakota), health-tech (FITA), and edu-tech (Kuncie).

TELECOMMUNICATION INDUSTRY COMPETITION

Digital transformation has developed and penetrated all sectors, both social and economic. Amid the COVID-19 pandemic, various community activities have shifted towards online activities so that digital transformation is increasingly accelerated and encouraged as one of the main policy pillars in Indonesia. TelkomGroup provides multiple products and services according to the community's needs, such as cellular services, fixed broadband, fixed voice, enterprise, interconnection, and satellite services.

Mobile Business

Throughout 2021, Telkomsel remained the largest cellular provider in Indonesia with approximately 176.0 million subscribers and a market share of around 59.3% of the total subscribers of the 3 largest cellular operators in Indonesia. The next most significant provider position was Indosat Ooredoo and XL Axiata based on the internal analysis results. Several other operators also provide cellular services in Indonesia, such as Hutchison Tri (3) and Smartfren Telecom. Until December 2021, SIM card penetration in the cellular industry had growth of 6%, with 374 million subscribers, increased by 5.2% compared to the previous year. Data traffic showed significant growth, while voice and SMS continue to decline. The declining trend is predicted to continue for the next few years due to the increase in smartphones substituting traditional voice and SMS services for Over the Top (OTT) services.

Fixed Broadband & Fixed Voice Business (Fixed Business)

At the end of 2021, Telkom remained the largest fixed broadband business operator in Indonesia through its IndiHome brand, with approximately 8.6 million subscribers and an estimated market share of around 80.2%. Some of the main competitors in the fixed broadband industry, namely PT Link Net Tbk (First Media), PT Supra Primatama Nusantara (Biznet Home), PT MNC Kabel Mediacom (MNC Play), PT Eka Mas Republik (affiliated with Smartfren Telecom and operating under the My Republic brand), and PT XL Axiata (XL Home Fiber). We should consider other competitors in the retail market of Cyberindo Aditama (CBN Fiber) and PT Oxygen Multimedia Indonesia (an affiliate of Moratelindo and operating under the Oxygen.id brand), which previously operated in the corporate segment and are now starting to enter the retail of residential market. However, Telkom is still superior in coverage and infrastructure, which has spread throughout Indonesia. The competition in the commercial internet services has been higher due to newcomers, namely a subsidiary of PT Perusahaan Listrik Negara (PLN) with the Iconnet brand and the State Gas Company (PGN) with the Gasnet brand.

Data Center

Telkom is committed to providing the best data center service to customers in Indonesia and Southeast Asia. Telkom’s data centers are supported and integrated by domestic and global networks featured with comprehensive data center services designed to be flexible, modular, seamless, and scalable. Telin, as Telkom’s subsidiary providing a global data center, competes in the international market with other large data center providers in Singapore and Hong Kong. While in domestic market, Telkom competes with several data centers companies in Jakarta, Surabaya, and other major cities, such as DCI Indonesia, Indosat Ooredoo, Moratelindo, IDC Indonesia, NTT Communication, Global Axcess System, Biznet, Centrin Online, Cyber TechTonic Pratama, and JupiterDC.

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International Traffic and Interconnection Business

Currently, the only traditional IDD non-VoIP international traffic service operators in Indonesia are Telkom and Indosat. Competition in this line of business is getting more challenging due to the presence of OTT and digital communication services such as Line, WhatsApp, and Skype. All three are VoIP service provider applications that can open international access. The presence of the OTT contributed to the decline in Telkom's revenue from traditional IDD (non-VoIP) international traffic. With intense competition, plus the COVID-19 pandemic during the last two years, Telkom responds to OTT by positioning OTT as a customer, partner, and/or competitor to obtain maximum added value for TelkomGroup. The scope of service delivery/cooperation with OTT includes connectivity, data center, and Content Delivery Network (CDN) services that provide revenue or increase profits for the Company.

Network and Satellite Infrastructure Business

Telkom managed its business activities in the infrastructure business line, particularly towers, by its subsidiaries of Mitratel and Telkomsel. Telkom has several main competitors in the tower business, including Tower Bersama Infrastructure, Solusi Tunas Pratama, PT Profesional Telekomunikasi Indonesia, and telecommunications operators Indosat and XL Axiata. Mitratel carries out an organic strategy by constructing new towers or co-locations to serve cellular operators. In addition, Mitratel also carries out an inorganic strategy through tower consolidation within the TelkomGroup and tower acquisitions from other tower providers and telecommunication operators.

In satellite business, Telkom's customers are spread across the Asia Pacific, especially Southeast Asia. The islands region's characteristics require satellites as telecommunications and broadcasting infrastructure. Satellite services include cellular backhaul, broadband backhaul, enterprise network, TV on demand, military and government networks, video distribution, DTH television, aviation communications, and disaster recovery. In managing satellite business, Telkom competes with other operators developing satellites in Southeast Asia and South Asia. The two satellites owned by Telkom include the Telkom-3S Satellite, which operates in the 118°E orbital slot, and the Merah Putih Satellite, which is in the 108°E orbital place. In addition, in 2021, Telkom obtained the right to use the 113°E orbital slot by the MoCI Press Release dated January 5, 2021 No. 06/HM/KOMINFO/01/2021. Telkom, through Telkomsat, plans to place a satellite with the latest technology known as High Throughput Satellite (HTS) before December 31, 2024.

Digital Business

In 2021, the global technology giant had arrived and entered the domestic market. In addition, several unicorns have penetrated several vertical industries (such as logistics, e-commerce, financial services, travel, and other industries), so the time to lead the market is minimal. Telkom provides digital products to serve customers according to their needs. Telkom orchestrates its digital products and attempts to synergize with existing businesses. In addition, Telkom also carries out a partnership strategy both with parties who have competence in specific vertical fields to increase digital capabilities and investors to accelerate digital business scale.

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OPERATIONAL OVERVIEW BY BUSINESS SEGMENT

MOBILE	•	Provides high-speed connectivity for Telkomsel's customers by utilizing mobile voice, SMS, mobile data services, and mobile digital services.
	•	It is the largest cellular network operator in Indonesia with national coverage that reaches more than 96% population and is supported by 251,116 total BTS.
CONSUMER	•	Provides services of fixed voice, fixed broadband, IP-TV, and digital for customers with high-speed connectivity.
	•	As of December 31, 2021, it had 8.6 million IndiHome subscribers, increased by 7.3% from the previous year.
ENTERPRISE	•	Provides enterprise connectivity, satellite, and digital platform system services for corporate, institutional and business customers.
	•	As of December 31, 2021, became the market leaders who have served clients of 1,517 companies, 358,001 MSME and 930 Government institutions.
WHOLESALE & INTERNATIONAL BUSINESS	•	Provides domestic and international services for wholesale traffic, network, digital platform & service, tower, and managed infrastructure & network.
	•	Services in 11 countries with 1 headquarter in Indonesia and 10 global offices of Telin operating overseas.
OTHERS	•	Provides services related to digital payment solutions, big data & smart platforms, digital advertising, music, gaming, and e-commerce.
	•	Operates venture capital funds through MDI to invest in digital startups.
Logo Telkom Property		PT Graha Sarana Duta (Telkom Property) performs asset leverage and increase the income with the services of property developer, leasing, facility, and management.

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SEGMENT PERFORMANCE HIGHLIGHTS

Since the COVID-19 pandemic, TelkomGroup has adapted business development to the needs of customers and the society for digitalization and telecommunications systems, especially broadband services. The restrictions that occurred during the pandemic have encouraged the digitalization transformation that continues today. It is an opportunity for TelkomGroup's business to be able to meet society's needs, as well as to improve operational and financial performance.

Financial performance during 2021 showed positive results, as it was influenced by the great demand for digital services and digital connectivity from personal and residential customers. In general, all business segments had a good performance, but the most significant contribution to the Company's revenue is still dominated by the Mobile segment at 46.2%.

The Mobile segment contributed the highest revenue to TelkomGroup of Rp87,364 billion. Meanwhile, the Enterprise segment contributed the second-highest revenue of 22.0% or Rp41,536 billion, followed by the Wholesale and International Business (WIB) segment with 17.1% or Rp32,327 billion, and the Consumer segment with 13.3% or Rp25,115 billion. The Others segment was the lowest contribution of 1.4% or Rp2,600 billion.

Telkom's Results of Operation by Segment	Growth	Years ended December 31,
	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Mobile
Revenues
External revenues	0.7	84,267	5,913	83,720	87,897
Inter-segment revenues	(6.1)	3,097	217	3,297	3,163
Total segment revenues	0.4	87,364	6,130	87,017	91,060
Total segment expenses	(2.1)	(52,929)	(3,714)	(54,051)	(56,864)
Segment results	4.5	34,435	2,416	32,966	34,196
Consumer
Revenues
External revenues	19.0	24,930	1,749	20,957	17,706
Inter-segment revenues	(83.7)	187	13	1,148	786
Total segment revenues	13.6	25,117	1,762	22,105	18,492
Total segment expenses	9.6	(19,223)	(1,349)	(17,544)	(15,904)
Segment results	29.2	5,894	413	4,561	2,588
Enterprise
Revenues
External revenues	8.0	19,141	1,343	17,729	18,701
Inter-segment revenues	20.5	22,395	1,571	18,591	16,834
Total segment revenues	14.4	41,536	2,914	36,320	35,535
Total segment expenses	13.5	(41,843)	(2,936)	(36,864)	(36,768)
Segment results	43.6	(307)	(22)	(544)	(1,233)
WIB
Revenues
External revenues	5.6	14,255	1,000	13,501	10,609
Inter-segment revenues	12.0	18,072	1,268	16,139	16,265
Total segment revenues	9.1	32,327	2,268	29,640	26,874
Total segment expenses	(0.0)	(23,135)	(1,623)	(23,143)	(21,111)
Segment results	41.5	9,192	645	6,497	5,763
Others
Revenues
External Revenues	(6.4)	205	14	219	197
Inter-segment revenues	54.5	2,395	168	1,550	1,289

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Telkom's Results of Operation by Segment	Growth	Years ended December 31,
	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total segment revenues	47.0	2,600	182	1,769	1,486
Total segment expenses	44.5	(2,401)	(168)	(1,662)	(1,546)
Segment results	(86.0)	199	14	107	(60)

OPERATIONAL HIGHLIGHT

3,
	Unit	Year Ended on December, 31
		2021	2020	2019
SUBSCRIBERS
Cellular Subscribers1)	(000) subscribers	175,977	169,542	171,105
Telkomsel Halo	(000) subscribers	7,201	6,496	6,376
Telkomsel Prepaid	(000) subscribers	168,776	163,046	164,729
Broadband Subscribers	(000) subscribers	129,117	123,954	117,256
Fixed broadband IndiHome 2)	(000) subscribers	8,601	8,016	7,003
Mobile broadband 3)	(000) subscribers	120,516	115,938	110,253
Fixed Line Subscribers	(000) subscribers	8,999	9,119	9,369
Fixed wireline (POTS)	(000) subscribers	8,999	9,119	9,369
INFRASTRUCTURE
Satellite Capacity4)	TPE	109	133	133
Point of Presence	PoP	120	117	119
Domestic	PoP	62	59	56
International	PoP	58	58	63
BTS	unit	251,116	231,172	212,235
BTS 2G	unit	50,241	50,252	50,297
BTS 3G	unit	63,149	73,397	82,104
BTS 4G	unit	137,613	107,523	79,834
BTS 5G	unit	113	n/a	n/a
Tower	unit	36,761	35,822	33,892
Fiber Optic Backbone Network	km	170,885	167.935	164,769
Domestic	km	106,185	103.235	100,069
International	km	64,700	64.700	64,700
Wi-Fi Services	access point	390,976	386,856	386,420
CUSTOMER SERVICE
PlasaTelkom 5)	location	387	408	422
Plasa Telkom Digital	location	22	16	10
GraPARI	location	414	431	436
International	location	18	19	5
Domestic	location	396	412	431
GraPARI	location	387	403	422
GraPARI TelkomGroup	location	9	9	9
GraPARI Mobile	unit	174	365	324
IndiHome Sales Car	unit	750	896	1,078
EMPLOYEES	people	23,756	25,348	24,272

Remarks:

1)	Since June 2021, the cellular brand has changed to Telkomsel Halo for postpaid and Telkomsel Prabayar for prepaid services.
2)

IndiHome fixed broadband is a product that allows customers to choose one or more Consumer segments portfolios such as fixed telephone, fixed broadband, and IPTV services, including digital consumer services.

3)	Mobile broadband includes Flash users, Blackberry users, PAYU, and Home LTE.
4)	Telkom operates two satellites, namely Telkom-3S and Merah Putih Satellite, after the Telkom-2 satellite de-orbited since May 2021.
5)	PlasaTelkom outlet is a face-to-face service consisting of GraPARI TelkomGroup, Plasa Telkom Digital, and other Plasa across Indonesia.

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In 2021, Telkom's operational performance still experienced significant growth. The number of cellular subscribers increased from 169.5 million subscribers in 2020 to 176.0 million subscribers in 2021 or growing 3.8%, while the number of broadband subscribers grew 4.2% from 123.9 million subscribers in 2020 to 129.1 million subscribers in 2021. Meanwhile, fixed wireline subscribers have decreased from 9.1 million subscribers in 2020 to 9.0 million subscribers in 2021. The changes were influenced by the shifting in customer behavior from previously using traditional telecommunications to broadband-based digital telecommunications.

In 2021, Telkom continued in developing infrastructure, although the COVID-19 pandemic still hampers it. Telkom built a Wi-Fi Corner (WiCo) in several areas and inaugurated the neuCentrIX data center in Banjarmasin. The addition of a Wi-Fi Corner (WiCo) will make it easier for the public to access Wi-Fi Service during the pandemic.

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MOBILE SEGMENT

Data traffic 2021 increased by 43.3% to 13.8 million TB	251,116 total BTS with 50,241 2G BTS, 63,149 3G BTS, 137,613 4G BTS, and 113 5G BTS, increased 19,944 BTS of total BTS.

TelkomGroup continues its transformation to strengthen telecommunication services and takes the initiative to synergize with external and internal parties. In addition, through the development of 5G technology, Telkom continues to increase opportunities from digital business in all sectors, both business-to-business (B2B) and business-to-consumer (B2C).

TelkomGroup's products and services in the Mobile segment consist of mobile voice and SMS, mobile data services, and mobile digital services. In cellular services, TelkomGroup through its subsidiary Telkomsel carries GSM, 3G, 4G/LTE, and 5G technology which was officially launched in May 26, 2021. Currently, Telkomsel's 5G services are spread over 21 points in Indonesia, namely: West Bandung Regency, Bandung City, Bandung Regency, Balikpapan City, Batam City, West Jakarta City, North Jakarta City, Surakarta City, Badung Regency, Jayapura City, South Tangerang City, Denpasar City, Central Jakarta City, South Jakarta City, West Manggarai Regency, Medan City, West Lombok Regency, Surabaya City, Sumedang Regency, Mimika Regency, and Tangerang City.

The following are Telkomsel's products and services available to the public:

1.

Telkomsel PraBayar is a new brand from the merging of Telkomsel PraBayar services consisting of the simPATI, Kartu As, and LOOP brands since June 2021. Telkomsel PraBayar is a new identity as a symbol of change, including integrating products and services that provide more convenience and comfort for the customer experience.

4.

by.U, is an end-to-end digital prepaid product and service for all telecommunications needs for Gen Z segment users who carry out their daily lives with a digital lifestyle. An end-to-end digital experience that is presented through the digital by.U application that is installed on a smartphone covers the entire process of using services, ranging from the selection of delivery options, by.U telephone numbers, internet quota, additional quota (topping) to payment.

5.

Telkomsel Halo, previously KartuHalo, is a postpaid cellular telecommunications product and service for subscribers who prioritize excellence in the network and product quality, communication experience, and entertainment. Telkomsel Halo comes in a variety of comprehensive package with exclusive excellences.

Mobile Segment Capacity and Development

Cellular subscribers of TelkomGroup as of the end of 2021 were 176.0 million subscribers; it increased by 3.8% compared to the previous year. It was 95.9% of prepaid subscribers and 4.1% of postpaid subscribers. The registered prepaid subscriber was 168.8 million subscribers increased 3.5%, while postpaid subscriber was 7.2 million subscribers increased 10.9%. The increase prepaid subscriber in 2021 was due to product simplification and price optimization to maintain market relevance and lead the industry towards healthier behavior while protecting its position in the market. It includes a monolithic brand approach by integrating prepaid products into Telkomsel Prepaid. TelkomGroup continues to build reliable network capacity to remain the customer's choice.

In May 26, 2021, Telkomsel officially launched 5G services temporarily offered in 21 cities in Indonesia. Telkomsel will maximize the 5G usage that can change lives and implement its advantages to encourage further growth of digital connectivity, digital platforms, and digital services in Indonesia as well as the development of future technology solutions such as artificial intelligence, cloud computing, and the Internet of Things. These will be achieved with the settled investments in the roadmap plan and will be implemented in stages based on several considerations, including the maturity of the connectivity ecosystem.

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In mobile broadband services, TelkomGroup recorded a 3.9% increase in subscribers, or became 120.5 million subscribers in 2021, while the data usage increased 43.3% to 13.8 million TB. This increase resulted from the Company's efforts to expand its digital service portfolio, including adopting a digital lifestyle to complement connectivity while seeking growth opportunities through the latest digital initiatives. On the other hand, Telkomsel Orbit, a fixed wireless access service with a 4G network, had a good performance in the first year since its launch in 2020. Orbit has attracted as many as 340 thousand of subscribers.

Cellular Traffic Data (TB) in 2019-2021

Along with the acceleration of digitalization due to the COVID-19 pandemic, Telkom is developing opportunities in the new digital initiatives to improve network connectivity and other customer needs. Mobile digital services have added various video content, music, games, and fintech. Telkom has also strengthened MAXstream's position in the video streaming industry with HBO Go and Disney+ to complement video content. Telkom provides streaming services for LangitMusik and Telkomsel Dunia Games for music and game lovers, which combine media content, distribution, payment facilities, e-sports, and game publishing. For game lovers, we launched online games to expand the customer experience.

To strengthen Telkom's position as a leading network provider in Indonesia, 19.9 thousand new BTS have been built in 2021. The BTS construction aims to support 4G/LTE services in various cities and successfully acquire 4.6 million additional mobile broadband subscribers. As of December 2021, Telkom has a total of 137,613 4G BTS covering more than 96% across Indonesia.

Total TelkomGroup BTS (Units) in 2019-2021

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Mobile Segment Financial Performance

In 2021, revenue from the Mobile segment was still the main contributor to TelkomGroup's consolidated revenue of Rp84,267 billion. The following table provides information on the performance of the Mobile segment over the last three years.

Mobile Segment	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	0.4	87,364	6,130	87,017	91,060
Expenses	(2.1)	(52,929)	(3,714)	(54,051)	(56,864)
Result	4.5	34,435	2,416	32,966	34,196

The Mobile segment revenue from subsidiary Telkomsel was Rp87,364 billion, increased by 0.4% or Rp347 billion compared to the last year of Rp87,017 billion while operating expenses in this segment was Rp52,929 billion decreased by 2.1% or Rp1,122 billion. The increase in revenue was due to customer behavior transition from voice to data services and the higher OTT services usage had a significant impact on the profitability of the Mobile segment.

On the other hand, internet and cellular data revenues increased 8.4% or become Rp64,500 billion in 2021. This achievement shows that marketing strategies of attractive data package programs and competitive prices have increased people's purchasing power over the COVID-19 pandemic. Overall, the Mobile segment still made a profit of Rp34,435 billion.

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CONSUMER SEGMENT

8.6 million IndiHome subscribers, increased 7.3% from the previous year	14.1 million optical ports as broadband access based on optical fiber

The Consumer segment consists of fixed voice, fixed broadband, IP-TV, and digital services under the IndiHome brand. IndiHome becomes one of the needs of people who worked from home during the COVID-19 pandemic so that it had a positive impact on TelkomGroup's overall operational performance. IndiHome subscribers in 2021 increased 7.3% compared to last year, from 8.0 million to 8.6 million subscribers. Meanwhile, ARPU reached 270 thousand, it increased from the previous year of 249 thousand. It was due to the higher subscriber upgrade caused by the increase of bandwidth demand during the pandemic. The increasing needs of entertainment while at home also in line with the increasing of content sales and other addons.

Consumer Segment Capacity and Development

IndiHome development had carried out strategically in 2021. Several previous development programs continued to retain subscribers, including the bundling program of broadband internet, IP-TV, and fixed telephone; sales through digital channels; and attractive promotions every year. Telkom launched a package specifically designed to help people who still have to study from home or are involved in online learning activities ("Special Package for Students, Teachers, and Journalists"). Telkom has also provided special packages for worship places to support their online activities during the COVID-19 pandemic.

IndiHome cooperates and collaborates with several local video-on-demand (VOD) of Vision+ and the millennial creative content creator of CXO Media for the millennials. It aims to provide a variety of programs and unique content for the younger generation of Indonesia in particular, one of which is the K-Pop program. Various programs and content will be available with this collaboration, such as K-Pop festivals, talk shows, concerts, etcetera. IndiHome commits to providing quality digital entertainment and services to deliver the best digital experience for subscribers to have unlimited activities with IndiHome.

In addition, IndiHome maintains its position as the largest and most comprehensive provider of TV channels in Indonesia with HD quality and several channels with Dolby audio. In collaboration with various leading OTT video streaming providers, IndiHome provides diverse video content. Subscribers can choose from multiple minipacks that can be easily activated to be tailored to their preferences and affordability.

IndiHome TV is still developing as one of the IPTV services. Telkom's IPTV services include linear TV channels, TV-on-demand, video-on-demand (VOD), and extensions to OTT services with the UseeTV Go application and the UseeTV.com website to enjoy a multi-screen and TV content anywhere. Fulfilling subscribers' expectations in getting the sensation of watching a cinema at home, Telkom is still enriching IndiHome TV channels variety in Standard Definition, High Definition to High Definition with Dolby Support, i.e., HITS, HITS Movies, TLC, Paramount, Techstorm, Horizon Sports, My Cinema, My Cinema Asia, My Family, and in-house TV channels of IndiKids, one of 8 in-house IndiHomeTV channels, with premium programs such as Liga 1, BWF, Coppa Italia, and Intimate Concert. IndiHome TV Channel broadcasts 233 channels (149 SD channels, 79 HD channels, and 5 channels with Dolby).

Although all Pay TV in Southeast Asia was affected by the discontinuation of Disney Group channels, IndiHome maintains the service quality by providing Disney content with the OTT Disney+ Hotstar application on all screens, including the IndiHome Android TV Set Top Box. In addition, we offered new premium OTT applications such as Lionsgate Play, a leading production studio and Hollywood movie provider; Viu, the leading OTT provider for Asian content; and Vision+, a leading content provider particularly in local dramas. Along with current OTT services such as Catchplay+, Mola, Vidio, WeTV Iflix & UseeTV Go, IndiHome TV presents 9 OTT services while enriching IndiHome as the "Jendela Hiburan".

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The development of IndiHome is also by releasing a new VOD and GameQoo cloud game service for IndiBox users. Telkom also offers wifi.id service to IndiHome subscribers to enjoy unlimited high-speed internet access at all wifi.id access points in Indonesia.

The challenge to maintain IndiHome services quality was still there in 2021. We strived to provide the best subscriber experience and ensure our subscribers to feel convenient and pleasant when using IndiHome products. The strategy we used was continuously updating the myIndiHome application with the latest version. It offers various solutions and conveniences for subscribers to manage IndiHome services anywhere and anytime using a smartphone. The newest version of the myIndiHome application presented the new exciting concept. Various excellent features make subscribers have their transactions in one application. They can conveniently manage the technician schedules at their request. The technician's work progress can also be monitored anywhere with the application which make the subscribers feel ease and safe. With the latest myIndiHome, subscribers can also get the IndiHome new installation and repairment easier.

The innovation and improvisation of the myIndiHome application was inspired by subscriber input, followed by internal business process improvement, and we developed it using the latest digital technology for the best digital experience for subscribers. In the future, the application will be equipped with biometric features with artificial intelligence (AI) technology so that subscribers can quickly access applications with facial recognition without access codes and passwords.

The other challenges were increasing the average revenue per user (ARPU) and reducing the churn. Network infrastructure reliability was one of the keys to the success of managing these challenges. As of 2021, Telkom had 14.1 million optical ports with fiberoptic-based for fixed broadband access networks. The optical fiber (T-Cloud) used in 2021 was 1,128 T-Cloud. Strengthening the Mean Time To Install (MTTI) and Mean Time To Repair (MTTR) was continued by increasing the technicians' capacity and improving business processes. Telkom Akses, a subsidiary of Telkom, could manage access networks through the Telkom Akses Command Center which digitally integrated. This facility can also detect potential disturbances fast in an area to be repaired immediately.

Consumer Segment Financial Performance

The financial performance of the Consumer segment has contributed 13.3% to TelkomGroup's consolidated revenue. The following table shows the performance of the Consumer segment for the last three years.

Consumer Segment	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	13.6	25,117	1,762	22,105	18,492
Expenses	9.6	(19,223)	(1,349)	(17,544)	(15,904)
Result	29.2	5,894	413	4,561	2,588

The increase in the number of IndiHome subscribers has improved the Consumer segment revenue. Revenue from this segment in 2021 was Rp25,117 billion, increased by 13.6% or Rp3,012 billion compared to last year of Rp22,105 billion. Expenses on the Consumer segment was Rp19,223 billion, increased by 9.6% or Rp1,679 billion compared to the previous year. Thus, the Consumer segment had a profit of Rp5,894 billion. IndiHome's profitability was better, with EBITDA margin reaching 46.7%.

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ENTERPRISE SEGMENT

1,517 corporate customers, 358,001 MSME customers, and 930 government institution customers	2 satellites with 109 TPE capacity	3 data centers with a specification of tier 3 and 4 (domestic)

Telkom provides TIC services and platform services in the Enterprise segment consisting of enterprise-grade connectivity services, satellite, data center & cloud, digital IT services, business process outsourcing, and device & other adjacent services to provide end-to-end solutions and information technology ecosystem. The markets for this segment are corporate, micro, small, and medium enterprises (MSMEs), and government institutions.

The Enterprise segment is still under pressure from the impact of the COVID-19 pandemic until now. Some loyal customers whose businesses have been affected by COVID-19 need to improve operations and adjust to recover in 2021. TelkomGroup identified this challenge and continues to make fundamental improvements and increase consultative selling. In 2021, we focused on the B2B IT service business with product development based on industrial vertical solutions and horizontal platform solutions. The prioritized vertical industries in this solution are logistics, health, education, government services, and finance. In general, Enterprise segment revenue has grown in 2021.

Enterprise Segment Capacity and Development

The performance of the Enterprise segment is always maintained following the strategy and policy to focus on the higher profitability and recurring business lines, especially on enterprise solutions such as enterprise connectivity, data center, and cloud. We are also selectively reducing and starting to de-prioritize business solutions with relatively low margins and non-recurring.

Connectivity services in the Enterprise segment are fixed broadband, Wi-Fi, ethernet, and data communication, including leased channels such as metro ethernet, VPN-IP, and high-capacity data network solutions. It provides point-to-point connections, as well as fixed voice services. In 2021, TelkomGroup provided a total bandwidth in service of 3,050 Gbps, with 1,467 Gbps for corporate internet and 1,582 Gbps for data communication customers. It was higher 1.7% from the previous year.

To support connectivity services, Telkom, with its subsidiary Telkomsat has integrated satellite services with a transponder capacity of 109 TPE and leased to third parties with around 43.11 TPE. Customers can rent satellite transponder capacity with this satellite service for broadcasting and VSAT operators, cellular telephones, ISPs, and get up-link and down-link satellite earth station services. In the future, Telkom plans to launch High Throughput Satellite (HTS), which is considered suitable for satellite broadband subscribers.

Telkom continues improving various data center facilities and cloud services to improve services to the Enterprise segment customers. Telkom's subsidiary, Telkomsigma, currently has 3 data centers in Indonesia, with around 80% of its used capacity. The launch of the FLOU cloud service in 2020 successfully met the customers' hybrid cloud needs for the MSME/SME segment, startups, and enterprises with a flexible package.

The rapid IT developments during the COVID-19 pandemic has encouraged MSME to transform to digital immediately. To support MSMEs in developing their business by optimizing digitalization, Telkom has launched the mysooltan application, a Digital Touch Point specially designed to help their needs build readiness and speed of digital transformation. mysooltan presents a reliable solution to MSMEs in their business operation, such as internet service sooltanNet, business application sooltanPay, sooltanKasir, and sooltanToko. Currently, mysooltan can be accessed at https://mysooltan.co.id/ or downloaded via the Google Play Store. In the future, we will still develop mysooltan to make it easier for MSMEs to run their business. Therefore, users' feedbacks will be beneficial as a learning source for the development to keep up with the MSMEs' needs.

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TelkomGroup continues improving IT capabilities and digitizing to meet future needs. TelkomGroup provides business process management, business process as-a-service, and customer relationship management for system integration and IT service management. We also have developed a digital advertising agency in media placement and integrated digital media, such as mobile advertising, online advertising, and digital printing. We have developed a platform to support these activities that provides insight into consumer behavior analysis and creates marketing campaigns based on big data and data analytics.

TelkomGroup provides various adjacent services related to hardware & software sales, including IT support services. TelkomGroup also delivers Internet of Things (IoT) solutions for buildings, develops IoT applications for smart energy monitoring management, fleet management, IT security services, unified communication, and collaboration services.

The wide-coverage fiber optic-based infrastructure network is the service excellence in the Enterprise segment, which we are consistently strengthening and improving. Along with customers' increasing needs in this segment, TelkomGroup will innovate and manage various products and services to provide total solutions to customers. As of 2021, the Enterprise segment had 360,448 customers consisted of 1,517 corporate customers, 358,001 MSME customers, and 930 Government institutions.

Enterprise Segment Financial Performance

Enterprise segment revenue contributed 13.4% of the total consolidated revenue in 2021. The performance of Enterprise segment for the past three years can be seen in the following table:

Enterprise Segment	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	14.4	41,536	2,914	36,320	35,535
Expenses	13.5	(41,843)	(2,936)	(36,864)	(36,768)
Result	43.6	(307)	(22)	(544)	(1,233)

Enterprise segment revenue increased by 14.4% or Rp5,216 billion in 2021 and recorded at Rp41.536 billion. The increase compared to the previous period was due to the increase in other information technology services revenues which grew by 70% or Rp657 billion, network revenues which grew by 41.9% or Rp321 billion, manage service and terminal revenue which grew by 58.6% or Rp756 billion, and call center service revenue which grew by 30.6% or Rp237 billion. These increases were compensated by the decrease in short messaging services (SMS) revenue, while expenses were Rp41,843 billion, which increased by 13.5% or Rp4,979 billion compared to last year. Thus, the Enterprise segment recorded a loss of Rp307 billion at the end of 2021.

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WHOLESALE AND INTERNATIONAL BUSINESS (WIB) SEGMENT

170,885 km total optical fiber backbone network (106,185 km domestic and 64,700 km international)	120 Point of Presence (PoPs) (58 international PoPs & 62 domestic PoPs)	26 data centers (5 overseas data centers & 21 domestic data centers)	36,761 towers (28,206 Mitratel towers, 555 Telkom towers, and 8,000 Telkomsel towers)

The Wholesale and International Business (WIB) segment has several business lines namely domestic and international services for wholesale traffic, network, digital platform & service, tower and managed infrastructure & network. In this segment, TelkomGroup provides services for Other Licensed Operators (OLO), Service Provider, and Digital Player domestic and overseas. In 2021, the performance of the Wholesale & International Business segment was relatively stable. However, TelkomGroup is still striving to prepare new business innovations and initiatives for maintaining its profitability.

Wholesale and International Business (WIB) Segment Capacity and Development

1.	Carrier Service

The wholesale traffic & network business line provides network, data and internet services, and interconnection services. TelkomGroup also offers value-added services, signaling, voice hubbing, data centers, platforms, and solutions to enhance this service. Wholesale traffic & network service grew positively in 2021, contributed by Domestic & International Network, A2P SMS and Data Center.

The Enabler Digital Ecosystem initiative for carrier service development continued in 2021. SEA-ME-WE 5 and SEA-US submarine cables have been installed and support the delivery of direct broadband connectivity between Europe, Asia, and America. This development has become the main gateway for digital connectivity bridging domestic traffic to global, global traffic to domestic, and between countries (hubbing), both voice and A2P (application-to-person) SMS.

Due to customers' consumption habits transition during the COVID-19, with the most services were application-based, the service utilization remarkably helped customers with digital activities from home, such as working or studying from home by accessing specific applications that need authentication and broadcast information, which it increased the SMS A2P demand in 2021.

Currently, TelkomGroup has 18 neuCentriX data centers in 13 cities. PT Telekomunikasi Indonesia International (Telin) has 5 overseas data centers located in Singapore (Telin-1, Telin-2 and Telin-3), Timor Leste (1 location), and Hong Kong (1 location). In 2021 the average occupancy rate for the neuCentrIX data center was 50.83% of its total capacity, while the average data center occupancy overseas was around 78%.

To provide maximum service and complement the existing data centers, TelkomGroup built the Telkom HyperScale Data Center tiers 3 and 4. The Telkom HyperScale Data Center development intends to support Indonesia's digital transformation and support the G20 implementation. In supporting the G20 activities, Telkom has provided the backbone infrastructure for the Marine Cable Communication System (SKKL) and the Fiber Optic Communication System (SKSO) with an integrated backup system.

On the other hand, TelkomGroup has 120 Points of Presence (PoP), consisting of 58 Global PoPs in 28 countries and 62 Domestic PoPs in 48 cities. In 2021, Telkom added 3 Domestic PoPs. Another service in this line is the Content Delivery Networks (CDN) operation with a capacity of 12,215 Gbps, which increased by 15.8% compared to last year.

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2.	Tower Service

TelkomGroup serves the procurement and installation of telecommunication devices for other operators with a leasing system. In managing this service, TelkomGroup through Mitratel will make offers for co-location and the operator's tower reseller business. Currently, Mitratel manages 42,594 tenants and 2,816 reseller towers. As of 2021, TelkomGroup managed around 36,761 towers, with 28,206 towers of Mitratel, 555 towers of Telkom, and 8,000 towers of Telkomsel.

Mitratel, as a subsidiary of Telkom, has a significant role in supporting the increase in tower leasing revenue. To improve business development, Mitratel had an initial public offering (IPO) on November 22, 2021. This corporate action was part of TelkomGroup's transformation commitment as it implemented the company's tower strategy of unlocking business value. TelkomGroup expects Mitratel to support the national digitalization acceleration to experience the upcoming 5G era and achieve the nation's objective: to become one of the countries with the most prominent digital economy, especially in the Asia Pacific by 2025.

3.	Infrastructure Services and Network Management

In this line, TelkomGroup provides and manages network infrastructure and services. It includes the construction and maintenance of networks, consisting of the installation and maintenance of submarine cables and the energy solutions provider.

TelkomGroup already has a fiberoptic backbone network of 170,885 km, consisting of 64,700 km of the international network and 106,185 km of the domestic network with a total capacity of 169,600 Gbps. TelkomGroup has a connection network for Europe, Asia, and America through the submarine cable infrastructure. Telkom also operates and owns the license of fiberoptic backbone network with a total of 134,040 km under a permanent telecommunications lease agreement with other global submarine cable operators/consortiums.

In 2021, TelkomGroup was honorably to support digitalization in the Mandalika area, regarding the appointment of Mandalika as the host of the World Superbike in November 2021 and MotoGP in March 2022. Telkom is an ICT infrastructure provider and a supporter of MSMEs and the ecosystem in the nearby area. TelkomGroup performed network deployments for ICT infrastructure, including backbone expansion, fiber optic deployments at the event locations and supporting ecosystems, and Telkomsel's Node B Combat addition for ICT needs of 7.22 Gbps. It is available in the MASIV (Media, Accommodation, Security, International Airport, and Venue) area with View, Internet, and Phone (VIP) services.

For submarine cable’s deployment and maintenance, Telkom through its subsidiary of Telkominfra still improves its capability by collaborating with the vessel’s provider of submarine cable or its procurement preparation as TelkomGroup’s asset.

Telkom, with its subsidiary of Telkominfra, cooperates with State-Owned Enterprises (SOEs) to maintain diesel engines until 2021 regarding the energy solutions. It started with the diesel power plant construction for telecommunications networks in 2017 located in Kalimantan and Sulawesi.

4.	International Business

Its subsidiary, PT Telekomunikasi Indonesia International (Telin), manages and develops its business activities in Singapore, Hong Kong, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, United States of America, and New Zealand. Telkom regularly analyzes and assesses overseas operations for profitability, prospects, and position to optimize the portfolio structure as a consideration in making future investment decisions. Telin provides wholesale services, cloud and connectivity, data center and managed services, retail mobile services (MVNO), IP transit, and business process outsourcing services in this business line.

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Telin still uses the new neuCentrIX data center capacity and develops the NeuAPIX cloud-based CPaaS service with omnichannel communication features (bots and live chat, real-time voice capabilities, SMS, emails, video calls, and messaging service). In addition, the NeuTrafiX launch, a web-based public exchange platform, has helped connect buyers and sellers efficiently and transparently regarding wholesale voice, SMS, and virtual numbers trading.

Wholesale and International Business Segment Financial Performance

In 2021, the WIB segment contributed 17.1% to the total consolidated revenue, with the WIB revenue of Rp32,327 billion. WIB has a significant role in TelkomGroup, as an enabler and catalyst for other business segments to create value. Most of WIB's income was from providing various services, i.e., network, interconnection, internet, submarine cable, data center, tower, and infrastructure throughout the year.

WIB Segment	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	9.1	32,327	2,268	29,640	26,874
Expenses	(0.03)	(23,135)	(1,623)	(23,143)	(21,111)
Result	(41.5)	9,192	645	6,497	5,763

WIB segment revenue in 2021 was Rp32,327 billion increased by 9.1% or Rp2,687 billion compared to the previous year. This increase was due to the revenue growth from internet, data communication and information technology services by 29.6% or Rp681 billion and interconnection revenue by 2% or Rp143 billion. The expenses incurred for the WIB segment were Rp23,135 billion, decreased by 0.03% or Rp8 billion compared to last year. WIB segment recorded a profit of Rp9,192 billion in 2021.

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OTHERS SEGMENT

50 million Digital Music active users	27 million Digital Games paid users

In this segment, Telkom offers a variety of digital products and services based on big data, smart platforms, digital advertising, digital entertainment (music & games), and e-commerce. In addition, Telkom also manages venture capital funds through PT Metra Digital Innovation (known as MDI Ventures). In 2021, Telkom invested in several digital startups that have growth potential in the future and invested in companies that can enhance TelkomGroup's business performance.

Others Segment Capacity and Development

Telkom offers big data and smart platforms services of BigBox and an Internet of Things (IoT) platform of Antares for Enterprise segment customers. Through Bigbox, developers and startup companies can experience big data platforms with various services, such as analytics, data & business solutions, and API provider platforms to help grow their business.

Telkom launched the One Data Management Platform in 2020 to support the government. Telkom works on projects regarding the IoT smart platform that can increase people's life productivity and quality, such as Smart Manufacturing projects, Air Pollution Monitoring, Smart Electricity, Waste Management, and others.

Telkom manages digital advertising and provides advertising media solutions to support marketing activities with the UZone.id news portal and an ad exchange platform of UAds to connect publishers, advertisers, and agencies. Therefore, it expects digital advertising activities could be more effective and efficient.

Telkom manages digital entertainment through its subsidiary, PT Melon Indonesia, which provides digital music services with ringback tones of Nada Sambung Pribadi (NSP) and music streaming of Langit Musik. Moreover, it also includes game services with UPoint. Digital music services in 2021 had 50 million active users (31 million users from music streaming and 19 million users from NSP) with 188 million transactions (65 million users from music streaming and 123 million users from NSP). Meanwhile, Melon Indonesia has launched more than 20 games that have been distributed, with the digital games paid services users around 27 million paid users.

We launched several digital platforms and digital services to support people's connectivity, namely, Pasar Digital (PaDi) for MSMEs, Xooply for the non-SOEs Enterprise segment, Agree (agricultural and fisheries ecosystem), LOGEE (logistics ecosystem), wonderin.id (tourism ecosystem), Pijar (educational ecosystem), gameQoo (games), and others. In addition, Telkomsel is collaborating with Gojek to strengthen strategic partnership initiatives for providing new benefits to users and also helping accelerate the MSMEs digitization. The initiatives are:

1.	Collaborate to increase Telkomsel users in the Gojek ecosystem.
2.	Easy onboarding for Gojek's MSME partners to become Telkomsel reseller partners.
3.	Easy access to Telkomsel outlets and resellers via GoShop.
4.	Improve customer experience in Gojek services with the Number Masking feature from Telkomsel's Enterprise solution.
5.	Forming a new GoTo entity as a synergy initiative to expand to Tokopedia.

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On the other hand, MDI Ventures serves as corporate venture capital with its investing, synergy, portfolio management, value creation, and fundraising activities. After making financial investments, MDI Ventures combines the Venture Capital model by providing synergy access in TelkomGroup to startups. MDI Ventures investments focus on high growth business verticals to enhance the digital experience and provide the best services to improve customer experiences, such as logistics, financial technology, cloud computing, agritech/food, deep tech, digital life, healthtech, new retail, and Internet of Things. In 2021, MDI Ventures invested in 20 new startups, bringing the cumulative total to 50 startups across 12 countries. MDI Ventures funding consists of three types, namely:

•	Telkomsel Mitra Inovasi (TMI) Fund focuses on funding startups that provide synergy value for Telkomsel.
•

Centauri Fund, in collaboration with KB Financial Group (Kook Min Bank) from South Korea, focuses on growth-stage startups. The goal is to support Indonesian and regional startups, especially in technology startups, including financial technology, e-commerce infrastructure, Software as a Service (SaaS), and big data.

•	Arise Fund, launched in 2020 where MDI collaborates with Finch Capital Netherlands, focuses primarily on early-stage startups for Indonesian technology startups.

Others Segment Financial Performance

Others segment revenue in 2021 contributed 0.1% of TelkomGroup's total revenue. The performance of Other segment for the last three years can be seen in the following table:

s
Others Segment	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	47.0	2,600	182	1,769	1,486
Expenses	44.5	(2,401)	(168)	(1,662)	(1,546)
Result	86.0	199	14	107	(60)

In 2021, revenue for the Others segment was recorded at Rp2,600 billion, increased by 47.0% or Rp831 billion from the previous year. In terms of expenses, it recorded at Rp2,401 billion, it increased by 44.5% or Rp739 billion. Overall, the Others segment recorded a profit of Rp199 billion.

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LEVERAGE ASSET PROGRAM

Following the Company's strategy to accelerate the digital ecosystem, we prioritize to increase the building assets and network devices utilization on the digital capacity expansion and data centers development in data-intensive areas while leveraging our sizable property asset portfolio in lower data usage regions by external partnerships & cooperation. In addition, it also aims to support in providing efficient space for Telkom's legacy network equipment and providing office space to enhance employee productivity. The utilization process is conducted by Telkom's subsidiary, PT Graha Sarana Duta (Telkom Property). We expect Telkom Property's various services would increase property assets utilization and digital ecosystem diversification.

In 2021, we prioritized the building or room conversion to data centers for accelerating the services and products digitization in the areas with high data traffic. We expected this initiative would support the customer digitization acceleration, mainly to provide equal ICT services and solutions across Indonesia connected to a global network.

In addition, Telkom also utilizes idle property through partnerships by collaborating with retail and food & beverage businesses which we expect to add value to our land and building assets and provide additional income in asset management. However, it had operational decline in the mid-year, especially during the peak of the Delta variant cases and under the Government's restrictions on community activities. Therefore, we shifted our focus to revitalizing old buildings and office spaces to align with our theme as a digital company. Our leveraged projects have improved slightly after the 4th quarter, we were still focusing on our digital business ecosystem by the cooperation in e-commerce co-warehousing, fulfillment center collaborations, and cloud kitchen facility partnerships. We also commercialize stand-alone restaurant branches in cooperation with global fast-food chains. In addition, we are still modernizing building management by digitizing the administrative and operational processes and visitor access.

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MARKETING OVERVIEW

MARKET SHARE

TelkomGroup constantly monitors technological developments and responds to market dynamics for competing in the domestic and global markets. TelkomGroup still creates products, services, standards, and business models in line with the latest developments to maintain its competitive advantage and lead the competition. Therefore, Telkom and its subsidiaries collaborate to invest in technology and infrastructure for increasing its value and providing the best digital experience for customers.

Mobile Segment Market Share

We identify a positive trend of user engagement with the higher data users, and it has a reliable prospect due to its good fundamentals and an extensive network. Therefore, Telkomsel still strengthens its digital ecosystem. In 2021, Telkomsel was the first operator offering the first 5G network in Indonesia, so it is one step ahead of competitors competing to prepare the 5G network.

As of 2021, Telkomsel had 176.0 million cellular subscribers, including 120.5 million mobile broadband subscribers. It increased by 3.8% for cellular subscribers and 3.9% for mobile broadband subscribers compared to the previous year. Based on the subscribers, Telkomsel's market share among the 3 major operators in Indonesia was 59.3% for the Mobile segment, it was stable compared to the previous year.

Cellular Subscribers Market Share for Telkomsel and Competitors 2019-2021

Although the surging demand in cellular data will positively impact the Mobile segment's performance, it is not proportional to the mobile operators' revenue. It was due to the intense competition among mobile operators, even worsened by the customer behavior transition from mobile broadband to fixed broadband. Providers' competition to provide complete network access at affordable prices is increasing. Telkomsel performed a well-planned marketing strategy to maintain positive profitability and market share.

The Mobile segment needs to consider another factor to maintain its stable market share: competition with Over-The-Top (OTT) services. The advanced digital technology has enabled OTT services to provide low-cost voice, text, and data services with broad networks. In addition, the intense smartphone penetration also supports OTT services, which will put pressure on TelkomGroup's business and finances, particularly Telkomsel.

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Consumer Segment Market Share

The limited mobility that prompts customer habits changes to adjust working and to study at home using communication network facilities has had a positive impact on the Consumer segment. It also encourages all telecommunications providers to compete in providing total network access at affordable prices. Through IndiHome, Telkom can compete to meet people's digital connectivity needs. IndiHome is one of the growth factors for TelkomGroup's business and has a role as a new growth engine that increases revenue very well.

The challenge is that IndiHome has to compete with other major fixed broadband service providers such as First Media, Biznet Home, MNC Play, and MyRepublic, where the most challenging competitor is First Media, which has the highest subscribers. IndiHome's middle and upper-class household customers' competitors are MNC Play and MyRepublic in Greater Jakarta. Biznet is for retail customers in Java, Bali, and Sumatera. We also monitor new competitors, namely ICON+, a PT Perusahaan Listrik Negara (PLN) subsidiary which has started offering internet and TV services since 2019, and the Gasnet of Perusahaan Gas Negara (PGN). In addition, we should consider that XL Axiata has developed home services with XL Home Fiber, so we should notice it with the focus of infrastructure development in Java and Kalimantan.

IndiHome's fixed broadband marketing has succeeded in gaining 0.6 million additional new subscribers, bringing the cumulative to 8.6 million subscribers by the end of 2021. Therefore, IndiHome can dominate the market share in fiber-based fixed broadband services. The IndiHome coverage network has reached 97% of Indonesia's regencies/cities or 498 regencies/cities.

Fixed Broadband Market Share for IndiHome and Competitors 2019-2021

In 2021, TelkomGroup recorded negative growth for fixed voice products and services. It is as the decrease of fixed wireline subscribers (POTS) of 1.3% or 0.1 million subscribers. Therefore, TelkomGroup has been migrating its customers from home legacy products and services to IndiHome for the past few years. It aims to integrate fixed voice with fixed broadband and IP-TV based on digital connection with fiberoptic cable into one product and service.

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Enterprise Segment Market Share

TelkomGroup still encourages the growth of digital services such as the internet of things (IoT), cybersecurity, big data, and digital advertising to improve the performance of the Enterprise segment. They complement various products and services of connectivity, satellite, IT services, data center, and cloud that accommodate the Enterprise segment customers. In addition, the BigData and BigBox platforms have offered solutions, analysis, and in-depth understanding to help the companies business needs. The two platforms will help their decision-making, governance, strategy formulation, and various going forward insights useful for their business.

In 2021, TelkomGroup has succeeded in providing a bandwidth of 3,050 Gbps, or higher 1.7% from 2020. The market share of TelkomGroup bandwidth in services was around 59.1% in 2021, or increased by 0.4% from last year.

Through Telkomsigma, a Telkom subsidiary, TelkomGroup's system integration market share in 2021 was 14.2%. The market share of Business Process Outsourcing (BPO) from Infomedia, a subsidiary of Telkom, has grown 3.7%. On the other hand, TelkomGroup dominates the 27.0% market share of the satellite business.

System Integration Market Share for Telkomsigma and Competitors 2019-2021

Wholesale & International Business Segment Market Share

Wholesale and International Business (WIB) segment delivers services to other license operators (OLO), service providers, digital player, and global wholesalers and carriers. In this segment, TelkomGroup also serves other global companies of international data centers and connectivity, and also retail customers of mobile network operators (MNO) and international mobile virtual network operators (MVNO).

The market share of the WIB segment includes business activities of carrier traffic, carrier network, tower, and managed network & infrastructure services. In 2021, the Wholesale line was relatively stable but still needs to be improved so that TelkomGroup prepares a new business portfolio to support the Company's position by building Hyperscale Data Center with targets of Ready for Sale to enterprise and wholesale customer in Q2 2022. In the International Business segment, TelkomGroup increased its data center capacity in Singapore and Hong Kong in line with the increasing demand for data centers in the market.

TelkomGroup is still the market leader in carrier traffic with voice interconnection dominance of 84.1%. Meanwhile, TelkomGroup has a wholesale network market share of 62.3%, while the domestic wholesale market share is 20.3%. Metro E products and leased lines support the wholesale network, while IP Transit products support the domestic wholesale network.

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On the other hand, TelkomGroup operates its wireless telecommunication tower business through Mitratel. Mitratel's market share was 31.7%, increased from the previous year of 26.9%. Mitratel should anticipate some competitors in this business, including PT Tower Bersama Infrastructure Tbk, PT Professional Telekomunikasi Indonesia, PT Solusi Tunas Pratama Tbk, PT Inti Bangun Sejahtera Tbk, PT Centratama Telekomunikasi Indonesia Tbk, PT Gihon Telekomunikasi Indonesia Tbk, and PT Bali Towerindo Sentra Tbk. To face competitors, TelkomGroup strengthens Mitratel's business fundamentals by transferring ownership of Telkomsel's tower to Mitratel. Therefore, Telkom strives to provide optimal value to shareholders by optimizing business and assets and ensuring that subsidiaries can focus on their business lines' development and improvement. Telkomsel has transferred 10,050 telecommunications towers to Mitratel. Thus, Mitratel would become one of the largest tower providers in Indonesia.

Tower Market Share form Mitratel and Competitors 2019-2021

With the increasing public demand for telecommunication facilities, Mitratel also leases towers to other operators that require a location to place their telecommunication equipment. Although this activity aligns with regulations requiring telecommunications companies to share infrastructure and network capacity, it remains a challenge for TelkomGroup. It is a challenge because Telkom already has the most expansive network infrastructure capacity in Indonesia, but competitors could use Telkom's infrastructure network with more affordable capital and expenses.

Digital and Others Segments Market Share

Others segments have a diverse portfolio, particularly digital services. The digital service portfolio grouping consists of smart platforms, digital content access, and e-commerce. Telkom also manages venture capital funds through its subsidiary MDI Ventures, investing the digital startups in this segment.

TelkomGroup's smart platform business line consists of digital advertising, intelligent applications, big data, IoT, and financial services. LinkAja is an e-money service provided by Telkomsel for digital solutions that enable its consumers to have safe, easy, and simple banking activities. Telkomsel has 24.27% equity in Finarya as the owner of LinkAja. In 2021, investment activities and strategic partnerships with Gojek were ongoing, which allowed TelkomGroup to expand the digital ecosystem, get closer to digital service customers, and benefit from co-branding and joint promotion activities.

The digital content business line consists of music and games, where Telkom focuses on providing an entertainment experience to cellular subscribers. The services are applications for the music of Langit Musik and ringtones and GameMax, combining game content data for several games and game vouchers.

In the e-commerce line, Telkom focuses on B2B e-commerce opportunities through PaDi UMKM to expand the MSME business ecosystem and Xooply for the non-BUMN Enterprise segment for more diverse suppliers.

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The management of venture capital funds is also still developing to invest the digital startups. Currently, MDI Ventures focuses on investing in high-growth business verticals providing customers the best digital experiences and services, such as financial technology, cloud computing, big data, health technology, e-commerce, IoT, and other services. By 2021, MDI Ventures had invested in 20 new startups in Indonesia, India, Singapore, and the United States. Since 2016, MDI Ventures has invested in more than 50 startups in 12 countries.

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MARKETING STRATEGY

TelkomGroup operates its business to support marketing, with its very competitive, strategic, and comprehensive distribution channel for products and services. The brand improvement is also separate competitiveness for anticipating the market. TelkomGroup strives to be the customer's choice to keep increasing sales by demonstrating its commitment to providing the products and services added value and improving customer experience. TelkomGroup also notices the offering prices according to the market's ability to stay in a good range by managing the network utilization, traffic load, and revenue.

TelkomGroup is taking advantage of the global momentum to become part of the marketing strategy that impacts consumer demand for telecommunication and digital services. The global momentums were the government's policy of getting the life activities online from home, the transition from industry 4.0 to industry 5.0 as the people worldwide need faster digital access, as well as expansion opportunities such as building telecommunications infrastructure across Indonesia, having various collaborations, and transforming into a digital telco.

Telkom has implemented the planned marketing strategy to increase business profitability. The strategies are expanding the market and strengthening the digital ecosystem; collaborating with other strategic companies, especially in building a sustainable digital ecosystem; continuing developing products and services; building a close relationship with customers; and maintaining the network to provide customers optimal services.

The need for a good connection is unnegotiable amid current conditions, so Telkom's strategies to maintain the network and provide full service to customers are:

•	Upgrade and add adequate capacity to maintain good services.
•	Monitor network reliability with an integrated command center (TIOC).
•	Have a maintenance team that conducts regular control to prevent disturbances or intrusions, equipped with applications so that the team can handle end-to-end problems.

One of the marketing challenges that we should manage is overcoming product and service disruptions. It is related to the technicians' limitation allowed to work in the field during the COVID-19 pandemic, thereby slowing down the mobility and recovery process. The challenge then lowers customer satisfaction and negatively impacts marketing strategy. TelkomGroup applies priority policies based on the area to overcome the challenges.

TelkomGroup has realized a 5G network regarding customer satisfaction for the wireless network in particular. Through its subsidiary, Telkomsel, Telkom has officially presented the latest generation of internet network '5G' in Indonesia in May 2021. This strategy will support the digitalization acceleration and the peoples' digital life experience and fulfill the MSMEs, corporations, and all businesses' demands to advance their development in Industrial Revolution 4.0 era. It made Telkom the first telecommunications company in Indonesia that provides a 5G network for all social levels, from end-users to industry. In addition, the Telkom implementation of 5G will be a game-changer in the telecommunications industry and eventually will positively impact the Company's growth.

Mobile

In general, the marketing and development strategies in the Mobile segment are focusing our marketing strategy on targeting specific customer segments and personalizing offerings delivered through digital channels for efficient implementation.

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In addition, Telkomsel, as a subsidiary of Telkom, remains focused on finding the right balance of market share, revenue, and profitability growth. Some strategy implementations provide products and services to specific customer segments and personalize offers through digital channels to get more efficient. Telkomsel also attempts to increase payload growth and acquire new data users by improving the network quality, services, product offers, and digital capability while it accelerates and expands its digital ecosystem. In addition, Telkomsel partners with other parties to encourage higher data usage and digital products. It is by enriching content on existing platforms and continuing the "more for more" programs, which allow customers to get more attractive add-ons and features to encourage value creation and increase ARPU (ARPU uplift) during the COVID-19 pandemic particular. We launched low denomination packages during the pandemic such as Ketengan-the lower denomination, OMG (Oh My Gigabytes) Internet, and Paket Belajar.

In 2021, Telkomsel introduced new identity as the symbol of change and commitment to continuously adapting and being relevant that can answer various challenges through a more comprehensive digital transformation roadmap continuation of the Company. This new face of Telkomsel also brings the spirit of renewal for several product brands with the integration of products and services that provide more convenience and comfort for customers' experience thru Telkomsel Prepaid and Telkomsel Halo. We continued offering our digital prepaid brand of by.U, a fully digital prepaid product offering integrated services based on fully customizable digital applications. We also enrich our digital lifestyle related to video and games content including build up the positioning of MAXstream in the video streaming industry through expanding partnership with major content partners and our own MAXstream originals. Our footprint in mobile gaming industry also expanded by providing a complete solution, cultivating gamers community and step into game publishing under Dunia Games brand.

The rapid growth of customer needs and the transformation in society caused Telkomsel to commit to increasing its product offerings and digital capabilities while accelerating and expanding its current digital ecosystem. Telkomsel will go further beyond connectivity and explore opportunities in new digital initiatives and solutions supported by superior network quality to meet customer needs, thereby remaining focused on long-term growth. To accelerate Indonesia's digital economy, Telkomsel presents PT Telkomsel Ekosistem Digital as a digital powerhouse dedicated to increasing user-centered digital innovation by offering products and services beyond connectivity.

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Consumer

In 2021, IndiHome was still our main product targeting Consumer customers. Since 2019 our Consumer segment include apartment and premium cluster customers in addition to its traditional purely residential customer base. We enhanced our services offered to this wider customer base in terms of quality and improve our customers' experience through our programs “IndiHome Selalu di Hati”.

In particular, for IndiHome services, TelkomGroup combines fixed voice, fixed broadband, and digital-based IP-TV. IndiHome performs its marketing in various ways, including utilizing digital channels. We give discount and service benefits for IndiHome customers and apply dynamic prices for products and services.

There were several programs implemented to increase IndiHome marketing in 2021, namely:

•

Maju Terus Bersama IndiHome: IndiHome's campaign to celebrate the New Year of 2021. IndiHome carried out a series of promotional activities such as giving a open channel IndiHome TV essentials pack for 3 months, cashback Linkaja, promo Undian Gebyar Maju Terus Bersama IndiHome.

•	Berkah Tanpa Batas: IndiHome's campaign to celebrate the month of Ramadan and support the people working, studying or carrying out other activities from home due to the COVID-19 outbreak.
•

Karya Tanpa Batas Bersama IndiHome: IndiHome campaign to welcome the month of Independence Day of the Republic of Indonesia by supporting various activities of the Indonesian to continue with IndiHome: IndiHome Gowes Kemerdekaan, IndiMovie Competition, and Extraordinary Meet & Great.

•

Harapan Tanpa Batas: The IndiHome campaign at the end of 2021, with good working enthusiasm, all programs and promos from IndiHome become the hope of the community to have endless activities with IndiHome such as Christmas and New Year promos, as well as activities with the community.

Enterprise

The Enterprise segment implemented its marketing strategy by consistently making sustainable fundamental improvements, improvising consultative selling, and developing measures to help products and services into the market. Strategic key account management is for increasing business relationships and attracting high-end corporate customers. It is through a collaborative process between Telkom and customers to design tailored services based on their needs.

Telkom and its subsidiaries use the opportunities and have several digital transformation programs to support the marketing of the Enterprise segment through the following activities:

•	Lead enterprise digital transformation agenda (Include SOE) and strengthening market position for CFUE product portfolio to became number 1 Digital Connectivity player in enterprise segment;
•	Empower MSME through digital platform to gain better market access, fund access and information & technology access as part of supporting Indonesia’s digital transformation agenda; and
•	Become trusted ICT Partner for government to support key national digital agenda (Making Indonesia 4.0 and One Data Indonesia).

Throughout 2021, TelkomGroup implemented various marketing strategies to create the best value for all customer segments. Telkom provides an Account Manager for corporate customers serving as the primary interaction line in providing end-to-end services to after-sales services. TelkomGroup has the Government Relationship Officer (GRO) responsible for managing relationships with government agencies and extending work contracts to serve other SOEs. TelkomGroup has provided a Business Account Manager (BAM) and Tele Account Management (TAM) for Small and Medium Enterprises (MSME) customers and a value-added reseller mechanism for micro-businesses.

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Wholesale and International Business

In the Wholesale and International Business segment, TelkomGroup keeps improving the effectiveness and efficiency of the cost structure, develops new opportunities, and supports the ministry programs of BUMN Go Global. In addition, TelkomGroup is still conducting reviews for its ongoing overseas businesses. It is to review the possibility of building a better portfolio structure. TelkomGroup keeps reviewing its business portfolios and divests less-potential business portfolios, expecting a good portfolio structure to maximize the WIB segment value.

The implemented marketing strategies in 2021 were:

•	Offer attractive business schemes for voice traffic portfolio;
•	Improve services, such as quality and coverage for international data center and connectivity customers;
•	Offer end-to-end tower solutions to customers;
•	Explore regional markets by providing submarine cable installation and maintenance services.

The WIB segment implements another strategy to increase its value is by developing the tower market through the transfer of tower operations from Telkomsel to Mitratel. It also aims to increase the value of the tenancy ratio and optimize the tower business because its management can be more focused under Mitratel.

In order to maximize the WIB segment marketing strategy, Telkom and its subsidiaries implement various approaches to its customers by providing account managers, wholesale digital touchpoint apps (Apps and Web), and 24-hour customer care support. In addition, the teams' capability and competence are also continuously improved to provide the best service and customer engagement by the development based on customer-centricity.

TelkomGroup conducts periodic surveys through digital touchpoints and interviews to better understand customer needs and feedback. We will use the survey results as input in developing new product & service and service improvement programs.

Digital and Others Services

In implementing the Digital segment strategy, TelkomGroup considers adjusting the customer characteristics and needs, especially during the COVID-19 pandemic. Our marketing strategy focuses on strengthening and improving digital innovation, including by enriching digital content, creating digital services with unique features, improving brand, platform, operational, and customer experiences, building digital business models to support Indonesia's digital economics, leveraging our assets and inventory to obtain increasing insight into digital services and customer experience; and growing the portfolio of our digital business through investment in digital startups in order to be a part of Indonesia's digital ecosystem. TelkomGroup has contact centers, dedicated account management, customer care, channel management, website, and social media as communication channels to strengthen its services.

On the other hand, our digital service customers program focuses on improving IndiHome services, with the MyIndiHome application as a digital touch point for IndiHome’s customers, which also offer Disney+ Hotstar as starter bundling package, Indibox as the value-added services (such as video contents, games, and other Google applications), GameQoo as a cloud gaming service, and IndiHome Smart as an IoT home service for IndiHome subscribers.

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DISTRIBUTION CHANNEL

Digital Touch Point

The digital touch point distribution network is available for IndiHome and corporate customers. Digital touch point is based on web and mobile applications to support the expansion of the IndiHome distribution network. Customers can use the myIndiHome service for mobile-based applications to request new installations and manage bills and payments more efficiently. As of the end of 2021, there were 6.4 million IndiHome subscribers registered on the myIndiHome application. Meanwhile, Telkomsel provides MyTelkomsel as a mobile self-care application for customers' purchasing information of service packages and products. Until now, around 30 million active users have used MyTelkomsel and have used various features in the application.

The digital touchpoint available for Enterprise segment customers is My Telkom Enterprise Solution (MyTeNS), which can simplify business processes to increase customer productivity and service performance. The benefits of using MyTeNS are easy access to product catalogs, digital quotations, tracking of shipping tickets, and enabling customers to complain about service disruption quickly due to the released tickets as a disruption log.

For MSME Customer, we offer mysooltan, one-stop service solution for developing their business by offer multiple digital products, start from sooltaNet, sooltanPay, sooltanKasir, and others. Also, users can be a partner and easily apply for loan for venture capital. And for Wholesale Customers, we offer MyCarrier, self-service digital touch points that provide end-to-end customer digital experience which integrate with internal process in real-time, start from product catalog, order management, installation tracking/service activation, billing & payment, disruption ticketing and monitoring, and others. Users can interact with App-based and web-based digital touch point which can be performed in any device.

To measure customer experience, TelkomGroup uses digital touch points with the Net Promoter Score (NPS) method. With this method, Telkom and its subsidiaries have accurate data and information to improve quality to customers, both from products, services, and future customer experiences.

Customer Service Point

TelkomGroup provides customer service points, such as Plasa Telkom and GraPARI, to provide service solutions and products for Telkom and its subsidiaries. As of 2021, TelkomGroup had 387 Plasa Telkom, 22 Plasa Telkom Digital, and 396 GraPARI Centers in Indonesia (including 9 GraPARI TelkomGroup), and 18 GraPARI overseas, in Hong Kong, Taiwan, and Timor Leste. Telkom and its subsidiaries also operated 174 units of mobile GraPARI and 750 units of IndiHome sales cars.

Authorized Dealers, Retail Outlets and Modern Channels

TelkomGroup has a non-exclusive distribution network of authorized dealers and retail outlets operating across Indonesia. This distribution network provides various Telkomsel products such as starter packs, prepaid SIM cards, and voucher cards with diverse discounts for marketed products. In 2021, we noticed a shift from traditional channels to modern channels due to the changing behaviors of consumers during the COVID-19 outbreak. More consumers sought to avoid or limit physical interactions or had to do so to comply with social distancing measures and guidelines. Therefore, they preferred transacting online, using the internet of dedicated mobile applications rather than transacting in traditional outlets. Telkomsel has been monitoring those changes to adapt and redefine the key performance indicators for rewarding partners and to assist them in optimizing their business models to increase sales.

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Partnership Stores

TelkomGroup collaborates with various third-party marketing outlets to expand its distribution network. These third parties include computer and electronic stores, ATM banking networks, and other business networks.

Contact Centers

TelkomGroup has a contact center service that operates 24 hours in Semarang, Bandung, and Malang. This contact center facilitates customers in registering, submitting complaints, and obtaining information on IndiHome services and other Telkom products.

Account Management Team

TelkomGroup has account management teams that is responsible for managing customer relationships, portfolios, and customer satisfaction. The account management team serves corporate, SME, government institutions, and Wholesale & International customers.

Sales Specialist

TelkomGroup has sales specialists who work with account managers to identify and design customer technical needs.

Channel Partner

TelkomGroup collaborates with other parties to increase revenue, both for sales and marketing activities, including organizing events for Enterprise customers. TelkomGroup also works with Value Added Reseller (VAR) to fulfill Enterprise customer demand and reach retail customers.

Website

TelkomGroup has prepared various pages that customers can access according to their needs, including www.telkom.co.id, www.telkomsel.com, www.telin.net, and www.indihome.co.id. These pages make customers more convenient to access information, submit complaints, and get several services such as e-billing, registration, and collective billing information.

Social Media

TelkomGroup manages social media to increase customer reach in the digital era. TelkomGroup communicates to customers and gets feedback on products and services fast via Facebook, Instagram, and Twitter.

LinkAja

LinkAja is a digital wallet application that provides bill payment features of top-up credit, buys packages, pays online, pays merchants, pays bills, buys game vouchers, donates, sends money, and many more from the smartphone.

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CUSTOMER RELATIONSHIP MANAGEMENT (CRM)

TelkomGroup implements customer relationship management. This strategy identifies attractive services and follows consumer interests by compiling data for personalized services. One of the implementations of customer relationship management is through the IndiHome service. The officers will proactively identify and resolve customer problems so that we expect they could increase the IndiHome customers' convenience. IndiHome can provide more attractive service quality with a robust customer database for each customer's characteristics to improve customer experience.

In addition, we carried out continuous improvement with a close-the-loop system. It means "start and end with the customer mind," which is to carry out continuous improvement by solving customer pain points to improve customer experience. The results of the voice of customers obtained through the NPS survey will be in a more in-depth analysis (notably respondents detractors/who do not recommend IndiHome services) for further identification of the root cause (root cause analysis) and then prioritized the most effective action plans to IndiHome subscribers’ satisfaction.

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COMPREHENSIVE FINANCIAL PERFORMANCE

FINANCIAL POSITION OVERVIEW

As of December 31, 2021, TelkomGroup had total assets of Rp277,184 billion or US$19,448 million, increased by 12.2% from the previous period. The increase in total assets was due to increases in cash and cash equivalents, property and equipment, intangible assets, other non-current assets, contract cost, and long-term investments in financial instruments.

In terms of liabilities, the total liabilities of TelkomGroup were Rp131,785 billion or US$9,246 million as of December 31, 2021. It increased by 4.5% from the last year. The increase was due to the increase in customers deposits, long-term unearned income, accrued expenses, bonds and notes, lease liabilities, deferred tax liabilities – net, taxes payable, and long-term bank loans.

Telkom and Its Subsidiaries Financial Position 2019-2021

	Growth	Years ended December 31,
	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	31.8	61,277	4,299	46,503	41,722
Total Non-Current Assets	7.7	215,907	15,149	200,440	179,486
Total Assets	12.2	277,184	19,448	246,943	221,208
Total Current Liabilities	0.1	69,131	4,850	69,093	58,369
Total Non-Current Liabilities	10.0	62,654	4,396	56,961	45,589
Total Liabilities	4.5	131,785	9,246	126,054	103,958
Total Equity attributable to owners of the parent company	18.6	121,646	8,535	102,527	99,561

Financial Position Comparison

The position of Telkom's current asset and non-current asset as of December 31, 2021, was 22.1% and 77.9%. Meanwhile, for the liabilities, Telkom had 52.5% current liabilities and 47.5% non-current liabilities. The diagrams below present Telkom's composition assets and liabilities for the last three years.

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Comparison of Financial Position as of December 31, 2021 Compared to as of December 31, 2020

1.	Assets
At the end of 2021, Telkom's total assets were Rp277,184 billion or US$19,448 million. It increased by Rp30,241 billion or 12.2% compared to 2020 of Rp246,943 billion. It was due to:
	a.	Current Assets
Telkom's current assets increased by Rp14,774 billion or 31.8% as of December 31, 2021, from Rp46,503 billion in 2020 to Rp61,277 billion or US$4,299 million in 2021. It was the impact of:
		•	An increase in cash and cash equivalents by Rp17,722 billion or 86.1% due to the decrease in cash disbursements for financing activity.
		•	An increase in contract assets by Rp1,294 billion or 124.9% related to the increase in long-term contract assets.
		•	An increase in assets held for sale by Rp779 billion or 1,997.4% due to the increase in the exchanged equipment units of Telkomsel.
		•	An increase in contract cost by Rp202 billion or 44.5% due to the increase in cost to obtain the contract, which is higher than the increase in cost to fulfill the contract.

The increases were compensated by:
		•	A decrease in trade receivables by Rp2,829 billion or 24.9% due to the decrease in trade receivables from related parties and third parties.
		•	A decrease in prepaid taxes by Rp1,026 billion or 32.4% due to the decrease in corporate income tax and VAT.
		•	A decrease in other current financial assets by Rp810 billion or 62.2% due to the decrease in term deposits.
		•	A decrease in inventory by Rp204 billion or 20.8% due to a decrease in the supply of SIM card and prepaid voucher.

	b.	Non-Current Assets

At the end of 2021, Telkom recorded non-current asset of Rp215,907 billion or US$15,149 million. It increased by 7.7% or Rp15,467 billion from the last period of Rp200,440 billion. The changes were due to:

•

An increase in long-term investments in financial instruments by Rp9,616 billion or 237.7% due to the convertible bonds of PT Aplikasi Karya Anak Bangsa has been converted to shares equity and the shares call option has been executed.

		•	An increase in property and equipment by Rp4,103 billion or 2.5% in line with the increase of infrastructure development, particularly in transmission and cable network.

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		•	An increase in other non-current assets by Rp698 billion or 14.4% related to the advances for purchases of property and equipment and prepaid annual frequency license – net of current portion.
		•	An increase in intangible assets by Rp660 billion or 9.6% due to the increase of software and license.
		•	An increase in other contract cost by Rp354 billion or 28.2% due to the increase of cost to obtain the contract, which is higher than the increase in cost to fulfill the contract.
		•	An increase in deferred tax assets – net by Rp246 billion or 6.9% due to the increase of Telkom’s deferred tax assets.

The increases were compensated by:
		•	A decrease in right of use assets by Rp97 billion or 0.5% related to the reclassifications and translations.
		•	A decrease in contract assets by Rp60 billion or 29.6% due to the increase in uncollectible contract assets of long term portion.
		•	A decrease in long-term investments in associate by Rp53 billion or 27.6% related to the investment impairment losses of Jalin, Finarya, Indonusa, and other entities.

2.	Liabilities

TelkomGroup recorded total liabilities of Rp131,785 billion or US$9,246 million at the end of 2021. Compared to 2020 of Rp126,054 billion, TelkomGroup liabilities increased by 4.5% or Rp5,731 billion. The following influenced changes in liabilities in 2021.

	a.	Current Liabilities

At the end of 2021, TelkomGroup recorded current liabilities of Rp69,131 billion or US$4,850 million. Meanwhile, in 2020, total current liabilities were recorded at Rp69,093 billion. It increased by 0.1% or Rp38 billion and it was due to:

		•	An increase in accrued expenses by Rp1,620 billion or 11.4% related to the salaries and benefits expense, as well as operation, maintenance, and telecommunication service.
		•	An increase in taxes payable by Rp1,210 billion or 44.6% for VAT and corporate income tax in particular.
		•	An increase in current maturities of lease liabilities by Rp565 billion or 10.5%.
		•	An increase in customers deposits by Rp392 billion or 19.4% due to the down payment program for new IndiHome subscribers.
•

An increase in current maturities of long-term borrowings by Rp340 billion or 3.6% due to the increase in bonds and notes of Rp1,722 billion that compensated by the decrease in bank loans by Rp1,337 billion.

		•	An increase in trade payables by Rp171 billion or 1% due to the increase in trade payables of third parties related to the purchases of equipments, materials, and services.
		•	An increase in other payables by Rp31 billion or 5.4%.

The increases were compensated by:
		•	A decrease in short-term bank loans by Rp3,252 billion or 32.7% from the outstanding balance decrease on Bank Mandiri, HSBC, and MUFG Bank in particular.
		•	A decrease in current portion contract liabilities by Rp1,039 billion or 13.3% due the decrease in advances from customers for Mobile and Enterprise segment in particular.

	b.	Non-Current Liabilities

TelkomGroup recorded non-current liabilities of Rp62,654 billion or US$4,396 million as of December 31, 2021. In 2020, non-current liabilities were Rp56,961 billion. It increased by 10.0% or Rp5,693 billion. The increase was due to:

		•	An increase in long-term loans and other borrowings by Rp5,758 billion or 18.8% due to the increase in long-term bank loans to Bank Mandiri, BSI, BCA, Bank DBS, Bank Permata, and HSBC.

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	•	An increase in deferred tax liabilities – net by Rp597 billion or 106.4% due to the increase in Telkomsel deferred tax liabilities.
	•	An increase in other liabilities by Rp315 billion or 82.0%.
	•	An increase in contract liabilities by Rp279 billion or 27.8% due to the increase in advances from customers in Consumer and WIB segment.
	•	An increase in lease liabilities by Rp205 billion or 2.0% due to the addition of right of uses assets.

The increases were compensated by:
•

A decrease in pension benefits and other post-employment benefits obligations by Rp1,413 billion or 10.9% due to the decrease in the funded and unfunded defined pension benefit obligation by the Company and the decrease in post-employment health care benefit.

	•	A decrease in long service award provisions by Rp48 billion or 3.8% due to the decrease in long service award expense.

3.	Equity

In line with the Company’s profit and paid cash dividends that impact on equity, Telkom and its subsidiaries recorded total equity 2021 of Rp145,399 billion (US$10,202 million), increased by Rp24,510 billion or 20.3% from the 2020 of Rp120,889 billion.

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PROFIT AND LOSS OVERVIEW

Telkom’s consolidated revenue as of December 31, 2021, was Rp143,210 billion (US$10,047 million), or increased by 4.9% from the last year of Rp136,462 billion. The increase was due to the revenue growth of IndiHome revenues, data, internet, and information technology services revenues and interconnection revenues.

The total expense of Telkom and its subsidiaries in 2021 was Rp99,303billion (US$6,967 million). It increased by 6.5% or Rp6,029 billion compared to the total expense in 2020 of Rp93,274 billion. It was due to the increase in operation, maintenance, and telecommunication services expense, depreciation and amortization expenses, personnel expenses and marketing expenses.

Meanwhile, for the performances, Telkom and its subsidiaries resulted in a net profit of Rp24,760 billion (US$1,737 million), increased by 19.0%, and EBITDA of Rp75,723 billion that increased by 4.9% compared to 2020. Telkom and its subsidiaries’ Comprehensive Profit and Loss Report are present in the following table in the last three years.

Telkom and Its Subsidiaries Consolidated Profit and Loss in 2019-2021

	Growth	Years ended December 31,
	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Revenues	4.9	143,210	10,047	136,462	135,567
Telephone revenues	(23.8)	16,467	1,155	21,610	27,978
Cellular	(24.5)	14,737	1,034	19,510	24,978
Fixed Line	(17.6)	1,730	121	2,100	3,000
Interconnection revenues	1.3	787	546	7,686	6,286
Data, internet, and information technology service revenues	8.5	82,224	5,769	75,816	72,788
Celluler internet and data	8.4	64,500	4,526	59,502	55,675
Internet, data communication and information technology services	5.4	10,272	721	9,744	9,027
Short Messaging Service (SMS)	(1.3)	4,754	334	4,817	7,063
Others	53.9	2,698	189	1,753	1,023
Network revenues	11.3	1,880	132	1,689	1,848
IndiHome revenues	18.5	26,325	1,847	22,214	18,325
Other services revenues	18.3	6,115	429	5,170	8,342
Manage service and terminal	58.5	2,048	144	1,292	1,732
Call center service	27.9	1,081	76	845	800
E-health	16.6	640	45	549	523
E-payment	(2.4)	487	34	499	566
Telecommunication tower leases	-	-	-	-	1,239
Sales of peripherals	-	0	0	0	1,109
Others	(6.3)	1,859	130	1,985	2,373
Revenues from lessor transaction	5.9	2,412	169	2,277	-
Expenses	6.5	99,303	6,967	93,274	93,913
Depreciation and amortization expenses	10.1	31,816	2,232	28,892	23,178
Operations, maintenance, and telecommunication services expenses	10.2	38,133	2,674	34,593	42,226
Operations and maintenance	7.7	21,467	1,506	19,930	24,410
Radio frequency usage charges	2.8	6,097	428	5,930	5,736
Leased lines and CPE	48.4	5,003	351	3,371	4,793
Concession fees and USO charges	2.5	2,472	173	2,411	2,370
Electricity, gas, and water	(5.1)	898	63	946	1,102
Cost of SIM cards and vouchers	38.2	673	47	487	618
Project management	(3.5)	519	36	538	463
Insurance	14.3	432	30	378	246
Vehicles rental and supporting facilities	(11.1)	305	21	343	466

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	Growth	Years ended December 31,
	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Cost of sales of peripherals	15.8	66	5	57	1,109
Tower leases	-	-	-	-	641
Others	(0.5)	201	14	202	272
Personnel expenses	7.9	15,524	1,090	14,390	13,012
Salaries and related benefits	4.7	8,661	608	8,272	7,945
Vacation pay, incentives and other benefits	15.7	4,999	351	4,321	3,538
Pension benefit cost	41.4	1,137	80	804	840
Net periodic post-employment health care benefits cost	4.0	263	18	253	167
Obligation under the Labor Law	(1.6)	254	18	258	136
Long Service Award (LSA) expense	(47.2)	153	11	253	290
Other post-employment benefit cost	(71.6)	23	2	81	33
Long service employee benefit	(94.3)	3	0	-	-
Others	(46.6)	31	2	58	63
Interconnection expenses	(4.2)	5,181	364	5,406	5,077
Marketing expenses	4.3	3,633	255	3,482	3,724
General and administrative expenses	(23.0)	5,016	351	6,511	6,696
General Expenses	13.2	2,043	143	1,805	1,653
Professional fees	(19.6)	789	55	981	793
Allowance for expected credit losses	(79.0)	477	33	2.267	2,283
Travelling	16.7	321	23	275	410
Training, education, and recruitment	(7.8)	284	20	308	461
Social contribution	(4.5)	213	15	223	200
Collection expenses	9.8	212	15	193	176
Meeting	35.3	249	17	184	276
Research and development	57.7	82	6	52	-
Others	55.2	346	24	223	444
Gain (loss) on foreign exchange-net	158.1	50	4	(86)	(86)
Unrealized gain on changes in fair value of investments	2560.5	3,432	241	129	-
Other Income - net	(36.5)	174	12	274	826
Operating Profit	9.3	47,563	3,337	43,505	42,394
Finance income	(30.2)	558	39	799	1,092
Finance costs	(3.4)	(4,365)	(307)	(4,520)	(4,240)
Share of profit (loss) of associated companies	(68.3)	(78)	(5)	(246)	(166)
Impairment of long-term investment in associated companies	(100.0)	-	-	(763)	(1,172)
Profit Before Income Tax	12.6	43,678	3,065	38,775	37,908
Income Tax (Expense) Benefit	5.6	(9,730)	(683)	(9,212)	(10,316)
Profit for the Year	14.8	33,948	2,382	29,563	27,592
Other comprehensive income (loss)	155.4	1,980	139	(3,577)	(2,192)
Net comprehensive income for the year	38.3	35,928	2,521	25,986	25,400
Profit for the year attributable to owners of the parent company		24,760	1,737	20,804	18,663
Profit for the year attributable to non-controlling interest		9,188	646	8,759	8,929
Net comprehensive income attributable to owner of the parent company		26,767	1,878	17,595	16,624
Net comprehensive income for the year attributable to non-controlling interest		9,161	643	8,391	8,776

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Profit and Loss Comparison

TelkomGroup’s highest composition revenue in 2021 was from data, internet, and information technology service revenues of 57.4%. Then it was followed by IndiHome revenue with the contribution of 18.4% and telephone revenue of 11.5%.

Meanwhile, the highest expense composition was from operation, maintenance, and telecommunication services of 38.4%. Then it was followed by depreciation and amortization expenses of 32.0% of the total Company’s expense due to property and equipment, software, hardware, and technology infrastructure use. The lowest in 2021 expense was the marketing expense with a percentage of 3.7%.

REVENUE COMPOSITION 2019-2021 (Rp Billion)

2021
1.7%
11.5%
4.3%
5.4%
18.4%
1.3%
57.4%
2020
1.7%
3.8%
15.8%
16.3%
1.2%
5.6%
55.6%
2019
6.2%
20.6%
13.5%
1.4%
4.6%
53.7%

Telephone	16,467	11.5%
Interconnection	7,787	5.4%
Data, Internet and Information Technology	82,224	57.4%
Network	1,880	1.3%
IndiHome	26,325	18.4%
Other Service	6,115	4.3%
Revenue from Lessor Transaction	2,412	1.7%

Telephone	21,610	15.8%
Interconnection	7,686	5.6%
Data, Internet and Information Technology	75,816	55.6%
Network	1,689	1.2%
IndiHome	22,214	16.3%
Other Service	5,170	3.8%
Revenue from Lessor Transaction	2,277	1.7%

Telephone	27,978	20.6%
Interconnection	6,286	4.6%
Data, Internet and Information Technology	72,788	53.7%
Network	1,848	1.4%
IndiHome	18,325	13.5%
Other Service	8,342	6.2%
Revenue from Lessor Transaction	-	-

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EXPENSES COMPOSITION 2019-2021 (Rp Billion)

2021
32.0%
38.4%
15.6%
5.2%
3.7%
5.1%

2020
31.0%
37.1%
15.4%
5.8%
3.7%
7.0%

2019
24.7%
45.0%
13.9%
5.4%
4.0%
7.0%

Depreciation and Amortization	31,816	32.0%
Operations, Maintenance and Telecomunication Service	38,133	38.4%
Personnel	15,524	15.6%
Interconnection	5,181	5.2%
Marketing	3,633	3.7%
General and Administrative	5,016	5.1%

Depreciation and Amortization	28,892	31.0%
Operations, Maintenance and Telecomunication Service	34,593	37.1%
Personnel	14,390	15.4%
Interconnection	5,406	5.8%
Marketing	3,482	3.7%
General and Administrative	6,511	7.0%

Depreciation and Amortization	23,178	24.7%
Operations, Maintenance and Telecomunication Service	42,226	45.0%
Personnel	13,012	13.9%
Interconnection	5,077	5.4%
Marketing	3,724	4.0%
General and Administrative	6,696	7.0%

Comparison of Profit and Loss for The Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

1.	Revenues

Telkom and its subsidiaries recorded revenues in 2021 of Rp143,210 billion (US$10,047 million), increased by 4.9% or Rp6,748 billion, compared to the 2020 revenue of Rp136,462 billion. The increase was mainly due to the higher data, internet, and information technology services revenues and IndiHome revenues.

	a.	Cellular Telephone Revenues

The cellular voice revenue decreased by 24.5% in 2021 to Rp14,737 billion (US$1,034 million) compared to the last year of Rp19,510 billion. The decrease was due to the increase usage in Over The Top (OTT) services for communication.

	b.	Fixed Lines Telephone Revenues
Fixed lines telephone revenues decreased by 17.6% in 2021 to Rp1,730 billion (US$121 million), compared to 2020 of Rp2,183 billion. It was due the people’s behavior change that become more mobile.

	c.	Data, Internet, and Information Technology Services Revenues

At the end of 2021, TelkomGroup recorded data, internet, and information technology services revenue of Rp82,224 billion (US$5,769 million). It increased by 8.5% or Rp6,408 billion compared to the 2020 revenue of Rp75,816 billion. The increase in data, internet, and information technology service revenues was due to:

• An increase in cellular internet and data revenue that grow positively by Rp4,998 billion or 8.4% driven by mobile data usage growth.
• An increase in Internet, data communication, and information technology services revenue by Rp528 billion or 5.4% driven by IT services growth.
• An increase in others revenue by Rp945 billion or 53.9% driven by data center and cloud services.

The increases were compensated by the decrease in SMS revenue by Rp63 billion or 1.3% due to the transformation from SMS to over the top (OTT) services.

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	d.	Interconnection Revenues

TelkomGroup obtains interconnection revenue from Telkom fixed-line telephone, including direct international services of IDD 007 and Telkomsel cellular network. Telkom’s interconnection revenues in 2021 were Rp7,787 billion (US$546 million), increased by 1.3% or Rp101 billion from the last year of Rp7,686 billion. The increase was due to the higher traffic between countries, particularly the hubbing voice and A2P (application to person) SMS services.

	e.	Network Revenues

TelkomGroup’s network revenues increased by 11.3% or Rp191 billion, from Rp1,689 billion in 2020 to Rp1,880 billion (US$132 million) in 2021. The increase was due to an increase in wholesale traffic & network services for the domestic market & international network.

	f.	IndiHome Revenues

In 2021, IndiHome revenues increased by 18.5% to Rp26,325 billion (US$1,847 million), compared to the last year of Rp22,214 billion. It was due to the higher IndiHome subscribers of 8.6 million subscribers or increased by 7.3%.

	g.	Other Services Revenues

For the other services, Telkom recorded revenue of Rp6,115 billion (US$429 million) in 2021. It increased by 18.3% or Rp945 billion compared to the 2020 revenues of Rp5,170 billion. The increase was due to:

		•	An increase in manage service and terminal revenue by Rp756 billion or 58.5%.
		•	An increase in call center service revenue by Rp236 billion or 27.9% from telecommunication and call center support facilities services.
		•	An increase in e-health revenue by Rp91 billion or 16.6% from enterprise health service in the form of smart platforms and ICT services.

	h.	Revenues from Lessor Transactions

In addition to the revenues disclosed above, Telkom also has revenues from lessor transactions of Rp2,412 billion in 2021. It resulted from the adoption of PSAK 72, which Telkom requires to disclose revenues from lessor transactions; for instance, leases were separately from contracts with customers' revenues.

2.	Expense

Telkom recorded total expenses as of December 31, 2021, were Rp99,303 billion (US$6,967 million). It increased by 6.5% or Rp6,029 billion, compared to 2020 of Rp93,274 billion. These changes were due to:

	a.	Operation, Maintenance and Telecommunication Service Expense

TelkomGroup’s operating, maintenance, and telecommunications services expenses in 2021 were Rp38,133 billion (US$2,674 million), increased by 10.2% or Rp3,540 billion compared to 2020 of Rp34,593 billion. It was due to:

		•	An increase in operation and maintenance expense by Rp1,537 billion or 7.7% mainly from the right to use cost of backbone network with other global submarine cable operators/consortiums.
		•	An increase in leased lines and CPE expense by Rp1,632 billion or 48.4% in line with the increase in Costumer segment subscribers and Enterprise segment customers.
		•	An increase in cost of SIM cards and vouchers expense by Rp186 billion or 38.2% in line with the higher cellular subscribers of Mobile and Digital (games) segment.
		•	An increase in radio frequency usage charges expense by Rp167 billion or 2.8% in line with the increase in data and internet cellular subscribers.

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	b.	Depreciation and Amortization Expense

At the end of 2021, TelkomGroup recorded depreciation and amortization expenses of Rp31,816 billion (US$2,232 million). It increased by 10.1% or Rp2,924 billion compared to the last year of Rp28,892 billion. The increase was mainly due to the implementation impact of PSAK 73 related to the Amortization of Use Rights Assets.

	c.	Personnel Expense

In 2021, TelkomGroup’s personnel expenses increased by 7.9% or Rp1,134 billion from Rp14,390 billion in 2020 to Rp15,524 billion (US$1,090 million) in this period. It was due to the expense increase in vacation pay, incentives, and other benefits by Rp678 billion or 15.7%, pension benefit cost by Rp333 billion or 41.4%, and salaries and related benefits by Rp389 billion or 4.7%. It is in line with the increase of TelkomGroup’s new employees to substitute the retired employees.

	d.	Interconnection Expense

TelkomGroup’s interconnection expenses in 2021 decreased by 4.2% or Rp225 billion. In the last period, interconnection expenses were Rp5,406 billion, then it decreased in 2021 to Rp5,181 billion (US$364 million) in line with the better efficiency in obtaining interconnection revenue.

	e.	Marketing Expense

In 2021 TelkomGroup recorded marketing expenses of Rp3,633 billion (US$255 million). It increased by 4.3% or Rp151 billion, compared to 2020 of Rp3,482 billion. It was due to the more aggressive marketing programs and promotions for the introduction of new digital products.

	f.	General and Administrative Expense

TelkomGroup’s general and administrative expenses in 2021 were Rp5,016 billion (US$351 million). Meanwhile, the expenses for 2020 were Rp6,511 billion, it decreased by 23.0% or Rp1,495 billion. It was due to the expense decrease in provision for impairment of receivables by Rp1,790 billion or 79.0%, professional fees by Rp192 billion or 19.6%, and training, education, and recruitment by Rp24 billion or 7.8%.

3.	Gain (Losses) on Foreign Exchange-net

TelkomGroup's business is on a global scale, so the transactions involve foreign currencies. Therefore, exchange rate fluctuations that occur throughout 2021 may positively or negatively impact the Company's financial transactions. In 2021, TelkomGroup recorded gain on foreign exchange - net of Rp50 billion (US$4 million), it increased by 158.1% compared to the previous period that lost Rp86 billion.

4.	Unrealized Gain on Changes in Fair Value of Investments

Unrealized gain on changes in fair value of investments for TelkomGroup’s investment in 2021 recorded at Rp3,432 billion (US$241 million). It increased by 2,560.5% or Rp3,303 billion compared to the last period of Rp129 billion.

5.	Other Income - net
TelkomGroup’s other income - net in 2021 recorded at Rp174 billion (US$12 million). It decreased by 36.5% or Rp100 billion compared to the last period of Rp274 billion.

6.	Operating Profit and Operating Profit Margin

In 2021, TelkomGroup recorded an operating profit of Rp47,563 billion (US$3,337 million). It increased by 9.3% compared to the last operating profit of Rp43,505 billion. Meanwhile, the operating profit margin increased from 31.9% in 2020 to 33.2% in 2021.

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7.	Profit Before Income Tax and Pre-Tax Margin

In 2021, TelkomGroup’s profit before income tax was Rp43,678 billion (US$3,065 million), it increased by 12.6% or Rp4,903 billion compared to the last period of Rp38,775 billion. Meanwhile TelkomGroup’s pre-tax margin increased from 28.4% in 2020 to 30.5% in 2021.

8.	Income Tax (Expense) Benefit

TelkomGroup’s income/expense tax benefit in 2021 was Rp9,730 billion (US$683 million), it decreased by 5.6% or Rp518 billion compared to 2020 of Rp9,212 billion. It was due to the provision of tax stimulus from the Government during the COVID-19 pandemic.

9.	Other Comprehensive Income (Losses)

Telkom recorded other comprehensive income of Rp1,980 billion (US$139 million) in 2021. Meanwhile, TelkomGroup recorded other comprehensive losses of Rp3,577 billion in the last period. The other comprehensive income in 2021 were due to actuarial gain – net by Rp1,955 billion.

10.	Profit for The Year Attributable to Owners of The Parent Company
Profit for the year attributable to owners of the parent company increased by 19.0% from Rp20,804 billion in 2020 to Rp24,760 billion (US$1,737 million) in 2021.

11.	Profit for The Year Attributable to Non-Controlling Interest
Profit for the year attributable to non-controlling interests was Rp9,188 billion (US$646 million). It increased by 4.9% compared to the last period of Rp8,759 billion.

12.	Total Comprehensive Income for The Year
In 2021, Telkom recorded comprehensive income for the year of Rp35,928 billion (US$2,521 million), it increased by 38.3% or Rp9,942 billion compared to 2020 of Rp25,986 billion.

13.	Net Income per Share
TelkomGroup’s net income per share in 2021 was Rp249.94 per share, it increased by 19.0% or Rp39.93 compared to the last year of Rp210.01 per share.

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CASHFLOW OVERVIEW

TelkomGroup's cash and cash equivalent as of December 31, 2021, was Rp38,311 billion (US$2,688 million). The net cash provided by operating activities was Rp68,353 billion, net cash used in investing activities was minus Rp37,703 billion, and net cash used in financing activities was minus Rp12,986 billion. Net cash used in investing activities was for investment in property and equipment, infrastructure, and other investment. Meanwhile, net cash used in financing activities was for dividend and loan payments during 2021. The following table presents TelkomGroup’s cashflow for the last three years.

TelkomGroup Cashflow 2019-2021

	Growth	Years ended December 31,
	2021-2020	2021		2020	2019
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	4.6	68,353	4,796	65,317	54,949
used in investing activities	6.9	(37,703)	(2,646)	(35,256)	(35,791)
used in financing activities	(53.2)	(12,986)	(911)	(27,753)	(18,247)
Net increase in cash and cash equivalents	665.3	17,664	1,239	2,308	911
Effect of exchange rate changes on cash and cash equivalents	48.7	58	4	39	(108)
Cash and cash equivalents at beginning of year	12.9	20,589	1,445	18,242	17,439
Cash and cash equivalents at end of year	86.1	38,311	2,688	20,589	18,242

Cashflow Comparison

The composition of TelkomGroup cash receipt in 2021 indicated that the highest cash receipt was from operating activities of 68.9%, followed by the cash receipt from financing activities of 30.3%. This composition indicated that TelkomGroup’s internal and external funds supported the Company’s operational activities.

TelkomGroup’s composition of cash receipt and cash disbursement in the last three years presents in the diagram below.

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Comparison of Cash Flow for Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

At the end of 2021, TelkomGroup recorded cash and cash equivalents of Rp38,311 billion or US$2,688 million. Meanwhile, the last year’s total cash and cash equivalents were Rp20,589 billion, which it increased by 86.1% or Rp17,722 billion in 2021.

The cash receipts of operating activities in 2021 were Rp148,234 billion or 68.9% of total cash receipts. Meanwhile, the cash receipts of financing activities contributed to 30.3% of the total cash receipts or Rp65,075 billion. The least cash receipt in 2021 was investing activities of Rp1,696 billion or contributed to 0.8% of total cash receipts.

In 2021, the cash disbursements for operating activities were Rp79,881 billion or 40.5% of total cash disbursements. Then, other cash disbursements were for financing activities of Rp78,061 billion or 39.5% of total cash disbursements. The least cash disbursements were from investing activities of Rp39,399 billion or 20.0% of total cash disbursements.

1.	Cash Flow from Operating Activities
In 2021, net cash provided by operating activities were Rp68,353 billion or US$4,796 million. Compared to the last period, it increased by Rp3,036 billion or 4.6%.

TelkomGroup recorded cash receipts from operating activities of Rp148,234 billion in 2021. Meanwhile, cash receipts from operating activities for 2020 were Rp139,451 billion, it increased by Rp8,773 billion or 6.3%. The cash receipts were from:

	•	Cash receipts from customers and other operators of Rp143,902 billion.
	•	Cash receipts for tax refund of Rp3,768 billion.
	•	Cash receipts from finance income of Rp564 billion.

Cash disbursements for operating activities in 2021 were Rp79,881 billion. It increased by 7.8% or Rp5,747 billion compared to the last cash disbursements of Rp74,134 billion. TelkomGroup’s cash disbursements were for:

	•	Cash payments for expenses of Rp44,811 billion.
	•	Cash payments to employees of Rp13,262 billion.
	•	Cash payments for corporate and final income taxes of Rp9,679 billion.
	•	Cash payments for short-term and low-value lease asset of Rp5,308 billion.
	•	Cash payments for finance costs of Rp4,426 billion.

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	•	Payments for Value Added Taxes – net of Rp2,084 billion.
	•	Cash payments for others - net of Rp311 billion.

2.	Cash Flow from Investing Activities

At the end of 2021, TelkomGroup’s net cash used in investing activities was minus Rp37,703 billion or US$2,645 million. It decreased by Rp2,447 billion or 6.9% compared to the last period of Rp35,256 billion.

Cash receipts from investing activities in 2021 were Rp1,696 billion, with an increase of 257.1% or Rp1,221 billion from the last period. In 2020 financial year, it was Rp475 billion. Cash receipts in 2021 were from:

	•	Proceeds from other current financial assets – net of Rp807 billion.
	•	Proceeds from sale of property and equipment of Rp756 billion.
	•	Proceeds from insurance claims of Rp133 billion.

Telkom recorded cash disbursements for investing activity of Rp39,399 billion in 2021. It increased by 10.3% or Rp3,668 billion from the last year of Rp35,731 billion. The cash disbursement was for:
	•	Purchase of property and equipment of Rp29,712 billion.
	•	Purchase of long-term investment in financial instrument of Rp6,358 billion.
	•	Purchase of intangible assets of Rp2,845 billion.
	•	Increase in advances and other assets of Rp442 billion.
	•	Additional contribution on long-term investments in associates of Rp42 billion.

3.	Cash Flows from Financing Activities

TelkomGroup recorded net cash used in financing activities was minus Rp12,986 billion (US$911 million) in 2021. It decreased by Rp14,767 billion or 53.2% compared to the previous period of Rp27,753 billion.

In financing activities, TelkomGroup received cash from financing activities of Rp65,075 billion, it increased by 165.9% or Rp40,606 billion compared to the last period of Rp24,469 billion. The cash receipt was from:

	•	Proceeds from loans and other borrowings of Rp46,612 billion.
	•	Proceed from initial public offering of subsidiary of Rp18,463 billion.

Meanwhile, the cash disbursement for financing activities was of Rp78,061 billion. It increased by Rp25,839 billion or 49.5% compared to the last period of Rp52,222 billion. The cash disbursement was for:

	•	Repayments of loan and other borrowings of Rp43,740 billion.
	•	Cash dividend paid to the Company’s Stockholders of Rp16,643 billion.
	•	Cash dividends paid to non-controlling interests of subsidiaries of Rp13,242 billion.
	•	Repayment of principal portion of lease liabilities of Rp4,436 billion.

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SOLVENCY

TelkomGroup's 2021 Consolidated Financial Statements (Audited) show the Company's decent liquidity and solvency, with the ability to pay the positive short and long-term liabilities. In general, TelkomGroup's debt repayment efforts originate from cash inflows from operational activities. Telkom's management can manage its operations in maintaining liquidity without relying on non-operating cash flow funds.

SHORT-TERM LIABILITY

TelkomGroup monitors the current ratio, quick ratio, and cash ratio as a basis for measuring the Company’s ability to pay its short-term liabilities. TelkomGroup constantly monitors these three ratios to maintain liquidity and ensure the availability of funds to pay for short-term liabilities that are due. It is important for TelkomGroup to utilize its assets optimally and productively.

Telkom has a strategy to maintain its ability to pay the short-term liabilities by keeping the current ratio percentage above the industry average current ratio. Other than that, TelkomGroup maintains the availability of loan facilities that can be withdrawn if needed. The following table shows the information regarding liquidity ratio of Telkom and its subsidiaries in the last three years.

TelkomGroup Liquidity Ratio 2019-2021

Ratio	2021	2020	2019
Current Ratio	88.6%	67.3%	71.5%
Quick Ratio	68.7%	48.4%	52.9%
Cash Ratio	56.1%	31.7%	32.2%

LONG-TERM LIABILITY

TelkomGroup closely monitors the Debt to Equity Ratio, the debt to EBITDA ratio, and the EBITDA to interest expense ratio to measure the ability to pay the long-term liabilities. Telkom's consolidated financial statements as of December 31, 2021, indicate a Debt to Equity Ratio of 0.48 times and the debt to EBITDA ratio of 0.91 times, and EBITDA to interest expense ratio of 17.3 times. Therefore, it demonstrates the ability of Telkom and its subsidiaries to pay long-term liabilities with a low risk defaulted.

TelkomGroup constantly improves the debt profile by optimizing debt with floating interest rates. The objective is to reduce interest expense and exposure to future interest rate fluctuations. In addition, to maintain financial quality and stability, TelkomGroup optimize internal resources to meet the Company's funding needs.

The following data table presents the Debt to Equity Ratio, debt to EBITDA ratio, and the EBITDA to interest expense ratio for the last three years.

Ratio	2021		2020		2019
Debt to Equity Ratio	0.48	X	0.54	X	0.44	X
Debt to EBITDA	0.91	X	0.91	X	0.80	X
EBITDA to Interest Expense	17.3	X	15.9	X	15.3	X

For further information regarding liquidity related to the discussion of Telkom and its subsidiaries liabilities, see Notes 19 and 20 in TelkomGroup's 2021 Consolidated Financial Statements.

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CAPITAL STRUCTURE AND THE MANAGEMENT POLICIES FOR CAPITAL STRUCTURE

CAPITAL STRUCTURE

TelkomGroup has a capital structure policy by using the funding sources use from short-term debt, long-term debt, and equity. As of December 31, 2021, the largest composition of TelkomGroup's capital structure was equity. There was no significant change in the equity and capital composition in 2021 compared to the previous reporting year.

The following diagram and table illustrate the composition and structure of Telkom's capital over the past three years.

Capital Structure	2021		2020	2019
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Debt	69,078	4,847	65,462	52,084
Short Term Debt	6,682	469	9,934	8,705
Long Term Debt	62,396	4,378	55,528	43,379
Equity	121,646	8,535	102,527	99,561
Total	190,724	13,382	167,989	151,645

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MANAGEMENT POLICY FOR CAPITAL STRUCTURE

TelkomGroup is responsible for maintaining creditworthiness, reflected by its credit rating and capital structure. TelkomGroup could maintain the capital structure by referring to the debt level below the industry average which reflected in the Debt to Equity Ratio and Debt to EBITDA Ratio.

To maintain a strong capital structure, TelkomGroup is still optimizing the weighted average cost of capital and tax benefits and maintaining a balanced capital structure by monitoring financial ratios. The current capital structure is in line with the Company's policy on the capital structure to determine the optimal funding composition from capital and debt. Thus, the policy is also used as the basis to make a decision on adding or paying the short-term or long-term debt. Telkom could renew the financing scheme if there is more efficient and profitable scheme available.

In 2021, TelkomGroup had the Debt to Equity ratio (DER) of 0.48 times, while in 2020, it was 0.54 times. Meanwhile, Telkom's debt service coverage ratio as of December 31, 2021, was 1.6 times, while in 2020, it was 2.5 times. For more detailed information regarding management policies on the capital structure, please refer to Note 39 of Capital Management in TelkomGroup's 2021 Consolidated Financial Statements.

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REALIZATION OF CAPITAL EXPENDITURE

Several investments in capital expenditure aim to anticipate dynamic technological changes. Throughout 2021, TelkomGroup has realized capital expenditure investments tailored to the Company's needs and strategies. The denomination of TelkomGroup's capital expenditure investment is in several currencies, namely Rupiah (Rp), US Dollar (US$), Euro (€), and Hong Kong Dollar (HK$).

STRATEGY AND OBJECTIVES OF INVESTMENT IN CAPITAL EXPENDITURE

TelkomGroup focuses on expanding and maintaining business growth in this digital and COVID-19 pandemic era which based on digital connectivity, digital platforms, and digital services. In 2021, TelkomGroup invested in capital expenditure to expand its portfolio and build infrastructure according to its business strategy.

TYPES OF INVESTMENT IN CAPITAL EXPENDITURE

Capital expenditure of Telkom and its subsidiaries are:

•	Broadband services, comprising of mobile (4G, 5G) and fixed broadband access;
•	Network infrastructures, consist of backbone and core network (submarine cable, terrestrial cable, Metro-Ethernet, and IP Backbone);
•	Data Center, Cloud, TV Video, IoT, IT (smart platform, solution and services); and
•	Other supporting capital expenditures, such as supporting facility of connectivity, building, and power supply.

AMOUNT OF INVESTMENT IN CAPITAL EXPENDITURE

The total investment realization of Telkom and its subsidiaries capital expenditure in 2021 was Rp30,341 billion or US$2,130 million. It grew by 3.1% from the previous year of Rp29,436 billion. The following are some of Telkom and its subsidiaries capital expenditure:

•	Constructed Telkomsel BTS.
•	Building neuCentrix and hyperscale data center.
•	Tower addition and its supporting capacity.
•

National project of submarine cable system deployment, such as Lumori (Luwuk-Morowali-Kendari) submarine cable, interisland Batam and North Papua submarine cable, and international submarine cable system.

The following table present data and information regarding the investment value of Telkom and its subsidiaries capital expenditure in the last three years.

TelkomGroup’s Capital Expenditure Investment 2019-2021

	Years ended December 31,
	2021		2020	2019
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Investment in Capital Expenditure	30,341	2,130	29,436	36,585

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MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

OBJECTIVES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

TelkomGroup is a digital telecommunications company, so it is necessary to make sustainable investments to accelerate digital transformation. We made several material commitments for capital expenditure to support transmission and network equipment, as well as for other digital infrastructure. During the 2021 period, the material commitment of TelkomGroup and other parties in the form of project agreements is in Note 36 regarding Significant Commitment and Agreement in TelkomGroup's 2021 Consolidated Financial Statements.

SOURCES OF FUNDS TO FULFILL OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

In 2021, TelkomGroup has good leverage to fund capital expenditures. Also, TelkomGroup has several alternatives for other funding, including using internal and external funding, including using internal and external funding sources (such as bank funding, debt instruments, and additional share capital for capital expenditure investment) according to a predetermined business plan.

DENOMINATED CURRENCIES OF MATERIAL COMMITMENT FOR CAPITAL EXPENDITURE

TelkomGroup uses several currency denominations in material commitments for capital goods investment in investing. It consists of currency Rupiah, US Dollar, and other currencies. The most significant bond is in US Dollar currency of Rp448 billion.

The following table is the composition of the value of the material commitment for the investment of capital expenditure in Rupiah, US Dollar, and others as of December 31, 2021:

Table of Material Commitment based on Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in million)	(in billion)
IDR	-	10,355
USD	31.00	448
Euro	1.36	22
HKD	0.02	0
Total		10,825

FOREIGN CURRENCY RISK MITIGATION OF MATERIAL CONTRACTS FOR CAPITAL EXPENDITURE

Material commitments for capital expenditure that use foreign currencies can be affected by fluctuations in exchange rates. TelkomGroup has measures to manage the related foreign currency risk by setting time deposits and receivables in foreign currencies, at least 25% of the outstanding foreign currency short-term liabilities. As a result of this policy, TelkomGroup can compensate losses on exchange rate fluctuations with the advantage of time deposits and receivables, thereby minimizing the risk of losses caused by the exchange rate fluctuations.

A more detailed explanation regarding material commitments for investment in capital expenditure and foreign currency exchange rate risk can be seen in Note 36 Significant Commitment and Agreements and Notes 38 Financial Instruments in TelkomGroup’s 2021 Consolidated Financial Statements.

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RECEIVABLES COLLECTABILITY

TelkomGroup had a decent receivables collectability level with consolidated maturity receivables as of December 31 for 2021 and 2020, which are not impaired or collectible of Rp3,417 billion and Rp4,217 billion. The accounts receivable turnover ratio was recorded at 14.4%, and the average collection time ratio was 25.3 days.

TelkomGroup constantly monitors receivables and collection balances regularly to minimize the customers’ credit risk.  Telkom has made various methods in collecting its accounts receivable, such as conducting visits and direct collection processes to the customer, cooperating with partners regarding account receivable collection service, and actively contacting customers via telephone, letter, or email.

An assessment will be carried out for the preventive measure, especially on prospective customers in the Enterprise segment, whether there is a history of bills arrears or not. In addition, we also carried out risk project assessment so that each project obtained is verified.

The following table present the TelkomGroup’s receivables collectability in the last three years.

TelkomGroup’s Receivables Collectability 2019-2021

Ratio	Average Collection Duration Ratio (%)
	2021	2020	2019
Average collection ratio (days)	25.3	30.9	31.2
Receivables turnover ratio (%)	14.4	11.8	11.7

ANALYSIS AND EXPLANATION OF RECEIVABLES COLLECTABILITY

TelkomGroup classifies receivables in analyzing accounts receivable based on the age of accounts receivable as follows.

Analysis of TelkomGroup’s Accounts Receivables by Age Period 2019-2021

Analysis of Accounts Receivable By Age	2021	2020	2019
	Rp (billion)
Not past due	5,625	7,818	8,250
0 – 3 months	2,447	2,300	2,583
3 – 6 months	924	1,274	1,314
> 6 months	7,316	8,307	5,853
Total receivables before provision	16,312	19,699	18,000
Provision for impairment of receivables	(7,802)	(8,360)	(6,203)
Net receivables after provision	8,510	11,339	11,797

In 2021, TelkomGroup established a provision for impairment of trade receivables based on the collective historical impairment rate and individual customer credit historical rates. Provision for impairment of receivables in 2021 was Rp7,802 billion, lower than the provision for 2020 of Rp8,360 billion. Further discussion of TelkomGroup's receivables can be seen in Note 5 Accounts Receivable in TelkomGroup's 2021 Consolidated Financial Statements.

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MATERIAL INFORMATION AND FACT AFTER ACCOUNTANT REPORTING DATE

TelkomGroup continues complying with the transparency and accountability principles to implement good corporate governance. Thus, TelkomGroup requires conveying material information and facts after the financial reporting date. Some material information and facts that occurred after the date of the accountant's report as of December 31, 2021, are as follows:

Material Information and Fact After Accountant Reporting Date for 2021 Reporting Period

No.	Material Information and Facts
1.	As of the issuance date of these consolidated financial statements, the Group made repayment and withdrawal of several credit facilities as follows:
	a.	The Company

On March 9, 2022, The Company withdrawn facilities from BCA amounting to Rp1,500 billion and on March 15, 2022, The Company withdrawn facilities from Bank of China and Citibank amounting to Rp1,000 billion and Rp500 billion, respectively.

	b.	Telkomsel
i.

On January 14, 2022, Telkomsel repaid its loans to MUFG Bank, BNI, Bank of China, and Bank Mandiri amounting to Rp300 billion, Rp250 billion, Rp200 billion, and Rp150 billion, respectively. Telkomsel also withdrawn facilities from BCA amounting to Rp150 billion.

ii.

On February 14, 2022, Telkomsel repaid its loans to BNI, BCA, MUFG Bank, Bank of China, and Bank Mandiri amounting to Rp500 billion, Rp500 billion, Rp400 billion, Rp200 billion, and Rp150 billion, respectively.

		iii.	On March 14, 2022, Telkomsel repaid its loan to BSI amounting to Rp500 billion.
	c.	Mitratel
		i.	On January 17 and 26, 2022, Mitratel repaid its loan to MUFG Bank and DBS Bank amounting to Rp500 billion and Rp333.4 billion, respectively.
		ii.	On February 2 and 22, 2022 Mitratel repaid its loan to BCA and SMI amounting to Rp291.6 billion and Rp350 billion, respectively.
		iii.	On March 1 dan 23, 2022, Mitratel repaid its loan to BCA and Bank Mandiri amounting to Rp450 billion and Rp1,600 billion, respectively.
		iv.	On March 4 and 21, 2022, Mitratel withdrawn additional facilities from MUFG Bank and BNI amounting to Rp500 billion and Rp1,200 billion, respectively.
		v.	On March 29, Mitratel repaid its loan to MUFG amounting to Rp272 billion.
2.	On April 11, 2022 GoTo effectively traded its shares in Indonesia Stock Exchange.

Detailed explanations regarding the above transactions can be found in TelkomGroup's 2021 Consolidated Financial Statements, particularly in Note 41 Subsequent Event.

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BUSINESS PROSPECTS AND SUSTAINABILITY OF THE COMPANY

Indonesia's economic condition in 2021 was still unstable due to the impact of the COVID-19 pandemic. The Enactment of Community Activity Restrictions (PPKM) stopped people's mobility in Q3. However, the economic situation until Q3 2021 had a growth of 3.51%, which was a good starting point for Q4 2021 to 2022. In Q4 2021, people's mobility steadily increased, and several sectors began to recover, such as construction and transportation. The Government expected society to maintain the balance by prioritizing health, vaccinating, and strictly implementing social distancing.

On the other hand, the telecommunications sector still recorded a positive performance growth during the COVID-19 pandemic, and the Government expected to support the acceleration of national economic recovery. Mobility restrictions during COVID-19 have impacted the stable revenue growth in the telecommunications sector. The PPKM policy to suppress the spread of COVID-19 was directly proportional to the increase in data users and consumption, thus becoming a catalyst for revenue growth for telecommunication companies.

Along with the increasing prospects for the telecommunications business, the Ministry of Communication and Information (MoCI) stated it would continue expanding the internet network to remote areas. One of the information and communication technology (ICT) infrastructures is the Base Transceiver Stations (BTS). In 2021, the MoCI completed the construction of around 4,200 BTS, and the construction process will continue with the construction of 3,704 new BTS in 2022. By 2024, it would complete building 9,586 BTS and be fully operational.

The prospect of the telecommunications business has an excellent opportunity to improve its performance. The higher chance is in line with the increasing internet demand within the country. It is undeniable that digital services are increasingly important, so Telkom has encouraged accelerating its transformation into a digital telecommunication company. Telkom remains strengthening its leadership position in its core businesses of digital connectivity, building and developing digital talent to accelerate digital platform growth, encouraging digital service innovation, and improving business value through portfolio optimization and lean organization. TelkomGroup commits to providing reliable and high-quality fixed and mobile broadband services, other digital platforms, and services across the country to support people's productivity and creative activities.

In the Mobile segment, Telkom notices the opportunities to increase growth potential in high-value customers, mobile solution services, and the various digital services development. A fast connection is the most desirable for customers, and they will always prefer a stable mobile network. Therefore, Telkom understands that 5G networks demand will increase in the future. Therefore, Telkomsel has officially launched 5G services. With the 5G network, the communication process would be smoother with the broader bandwidth for better and faster data communication. In addition, the B2B line in the Mobile segment would improve by penetrating digital solutions such as Digital Advertising (MyADS Telkomsel), Big Data (Telkomsel MSight), and Internet of Things (Telkomsel IoT) to create cross-industry breakthroughs. In the B2C line, Telkom, through Telkomsel, will develop digital products according to customer needs. Telkomsel's portfolio of digital services includes Digital Lifestyle (MAXstream, LangitMusik, Dunia Games), Mobile Financial Services (LinkAja), and Digital Banking (mBanking Telkomsel).

In the Consumer segment, the opportunities are from the high-quality fixed broadband services competition due to the increasing demand for high-quality internet in line with the current trend of flexible working, online learning, and other activities such as e-commerce or digital entertainment. Meanwhile, the penetration of fixed broadband services is still relatively low, around 15.7% of total households in Indonesia. To accommodate the demands, Telkom focuses on increasing broadband service coverage for Indonesia and building the Mobile and Consumer segments synergy with the innovative development of fixed wireless products that can complement each other.

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Telkom will focus on data center development in the Enterprise segment because it has the high demand potential amid the rampant business digitization and digitalization in various sectors. The digital services development influenced the increased demand, such as e-commerce and diverse other digital solutions. In addition, data center development still has the potential for a relatively good profitability level in the market. To support the development of the data center business, Telkom also focuses on services on it, namely cloud services and other IT service support that will anchor business digitization in various sectors. In addition, through its subsidiary, Infomedia, the Ministry of SOEs assigned and trusted Telkom as the implementation entity for SOE Global Shared Service (GSS). The program will present Shared Service Operation (SSO) services which Telkom will deliver on a B2B basis for all SOEs in Indonesia. SSO is needed to consolidate repetitive resources and streamline shared non-core work functions (such as finance, administration, personnel, procurement, et cetera) to have more transparent and efficient performance. In the future, Telkom will sell the SSO business model, which the public can utilize.

TelkomGroup still focuses on improving the telecommunications tower business, wholesale carrier hubbing, telecommunications services and networks, data centers, infrastructure managed services, and power solutions for network operators/telecommunication services and digital ecosystems in the Wholesale and International Business segment, both domestic and overseas. In addition, the development of the Global Digital Hub, which provides direct broadband connectivity across Europe, Asia, and America, will be still developing. It is supported by the Indonesia Global Gateway (IGG) submarine cable, which connects the SEA-ME-WE 5 with the SEA-US submarine cable of Telkom as an enabler. It will be the main gateway for digital connectivity that brings domestic to global traffic, global to domestic traffic, and within countries (hubbing), both voice traffic and A2P (Application-to-person) SMS.

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COMPARISON OF INITIAL YEAR TARGET AND THE REALIZATION

Throughout 2021, TelkomGroup experienced revenue growth of 4.9% to Rp143,210 billion. Telkom's EBITDA and Net Profit in 2021 was at Rp75,723 billion and Rp24,760 billion. Meanwhile, the EBITDA margin and Net Profit margin recorded were 52.9% and 17.3%.

Following TelkomGroup’s business strategy to strengthen the digital business, we used Rp30,341 billion for capital expenditures during 2021 or 21.2% of total revenue. The following table compares the initial year of 2021 and the realization as of December 31, 2021.

Comparison of TelkomGroup Targets and Realizations in 2021

Indicator	Realization In 2021	Targets In Initial 2021
Revenue Growth	Revenues grew by 4.9%.

We estimate that the impact of the COVID-19 pandemic will still affect the Company for the first half in particular. Overall, we expected the Company to grow positively in the low to mid-single digit range.

EBITDA Margin and Net Income Margin	EBITDA Margin increased to 52.9% while Net Income Margin increased to 17.3%.	EBITDA Margin and Net Income Margin are projected to slightly decreased in line with the decline in legacy businesses shifting to digital businesses.
Capital Expenditure	The realization of capital expenditures is to Rp30,341 billion, or 21.2% of revenue with focused investment in digital business infrastructure.	Around 24%-27% of our revenue is planned for capital expenditure, focusing on building digital business infrastructure.

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TARGET OR PROJECTIONS FOR THE FOLLOWING YEAR

TelkomGroup is currently striving to achieve sustainable company growth following the 2021-2025 Framework as the foundation for a corporate strategy that emphasizes the development of three main pillars, such as digital connectivity, digital platform, and digital services. The three pillars become a value proposition or portfolio direction supported by seven other pillars as a delivery direction. They are portfolio optimization, technology, organization, synergy and operational excellence, individual and corporate culture, inorganic, and governance.

Considering the challenges and opportunities, in 2022, TelkomGroup targets revenue to grow competitively with IndiHome's highest contribution. In addition, TelkomGroup still maintains its dominance in the cellular market and is aggressively developing its digital business.

In line with TelkomGroup's Strategic Intention in 2022, namely Investing in the Future, TelkomGroup will strengthen digital domain competencies along with changes in the Company's structure. TelkomGroup's investment is aimed at capacity expansion and maintaining excellent service quality amidst increasing traffic demands. In addition, it is also to develop digital platforms as business enablers in the future. TelkomGroup plans to allocate capital expenditure of 26%-30% of revenue to build the infrastructure in 2022. In general, Telkom's target for 2022 is in the table below.

TelkomGroup’s Target or Projections for The Following Year

Indicator	Target in 2022
Revenue Growth

We estimate that the impact of the COVID-19 pandemic and an increasingly competitive climate will still affect the Company. Overall, the Company is expected to grow positively in the low to mid-single-digit range.

EBITDA Margin and Net Income Margin	EBITDA Margin and Net Income Margin are projected to increase slightly in line with the decline in legacy business shifting to digital business (connectivity, platform, and service).
Capital Expenditure	Around 26%-30% of our revenue is planned for capital expenditures, focusing on building digital business infrastructure.
Dividend Policy	The dividend payout ratio ranges from 60%-90%.

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DIVIDEND

TelkomGroup annually distributes dividends in order to optimize value for shareholders. The dividend distribution policy is through a process of determination and approval from the shareholders at the Annual General Meeting of Shareholders (AGMS). TelkomGroup has set a dividend payout ratio that ranges from 60% to 90% in the last five years. The dividend paid in 2021 for business performance in 2020 was Rp16,643,443, which includes cash dividends and special cash dividends. Therefore, the dividend payout ratio for operating performance in 2020 was 80%.

Telkom will determine the payout ratio, dividend amount, and total final dividend for 2021 performance at the AGMS in the following year of 2022.

Telkom's Dividend Payment for the Year 2016-2020 Operational Performance

		Date of Dividend				Dividend
		Payment in Cash				Amount per
		and/or Date of		Dividend		Share (cash
		Dividend	Payment Ratio	Amount paid		and/or non-
Dividend		Distribution in	/ Payout ratio	per year		cash) after Stock
Year	Dividend Policy	Non-Cash	(%) [1]	(Rp million)		Split (Rp)
2016	AGMS, April 21, 2017	May 26, 2017	70	13,546,411	[2]	136.75
2017	AGMS, April 27, 2018	May 31, 2018	75	16,608,751	[3]	167.66
2018	AGMS, May 24, 2019	June 27, 2019	90	16,228,619	[4]	163.82
2019	AGMS, June 19, 2020	July 23, 2020	81.78	15,262,338	[5]	154.07
2020	AGMS, May 28, 2021	July 2, 2021	80	16,643,443	[6]	168.01

Remarks:

1	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
2	Consists of cash dividend amounting to Rp11,611,211 million and special cash dividend amounting to Rp1,935,200 million.
3	Consists of cash dividend amounting to Rp13,286,997 million and special cash dividend amounting to Rp3,321,754 million.
4	Consists of cash dividend amounting to Rp10,819,080 million and special cash dividend amounting to Rp5,409,540 million.
5	Consists of cash dividend amounting to Rp11,197,606 million and special cash dividend amounting to Rp4,064,730 million.
6	Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.

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REALIZATION OF PUBLIC OFFERING FUND

Telkom has issued several bonds which are currently outstanding and owned by investors. We have several underwriters for bond issuance, namely PT Bahana Sekuritas, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Tbk, and a bank that is the trustee, namely PT Bank Permata Tbk. Telkom guarantees all bonds with assets, and Pefindo assigns an idAAA rating to all Telkom bonds. The following table presents the unmatured bond status as of December 31, 2021.

Realization of Telkom's Public Offering Funds as of December 31, 2021

				Time	Realization of Funds
	Amount		Maturity	Periode	Balance	Year
Name of the Bond	(Rp million)	Date of Issue	Date	(year)	(Rp million)
The Shelf Registered Bonds I Telkom 2015 series A	2,200,000	June 23, 2015	June 23, 2022	7	0	2016
The Shelf Registered Bonds I Telkom 2015 series B	2,100,000	June 23, 2015	June 23, 2025	10	0	2016
The Shelf Registered Bonds I Telkom 2015 series C	1,200,000	June 23, 2015	June 23, 2030	15	0	2016
The Shelf Registered Bonds I Telkom 2015 series D	1,500,000	June 23, 2015	June 23, 2045	30	0	2016

Currently, Telkom has realized all the funds obtained from the public offering, with the remaining funds recorded as nil. There is no change regarding the realization of the previously planned use of funds. Details related to bond information can be seen in Note 19 Short-Term Bank Loans and Long-Term Loans Maturing Within One Year, and Note 20 Long-Term Loans and Other Loans in the 2021 TelkomGroup Consolidated Financial Statements.

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MATERIAL INFORMATION REGARDING TRANSACTION WITH CONFLICT OF INTEREST, TRANSACTION WITH AFFILIATED PARTIES, INVESTMENT, DIVESTMENT, AND ACQUISITION

In 2021, TelkomGroup recorded affiliated transactions. The implementation follows internal policies related to the Principal Procedures for Affiliated Transactions and Conflict of Interest Transactions listed in the Official Memorandum from the President Director. Based on the review, Telkom stated that all affiliated transactions have gone through proper internal procedures to ensure that the transactions have complied with general accepted business practices and the provisions of POJK No.42/2020. Meanwhile, transactions with related parties are carried out with the principles of fairness and business practice so that there are no conflicts of interest transactions.

The following transactions contain material information for 2021:

Transaction	Transaction Type	Cause of Transaction

On May 21, 2021 in Jakarta, PT Telekomunikasi Selular (“Telkomsel”) a subsidiary of PT Telkom Indonesia (Persero) Tbk (“Telkom”) and PT Application Karya Anak Bangsa (“Gojek”) signed an additional investment agreement with Gojek worth US$300 million.

Investment

This transaction is a momentum in encouraging the integration of the Telkomsel and Gojek ecosystems to provide added value for customers and partners and to present more solutions that can develop an inclusive and sustainable digital ecosystem in Indonesia.

On August 31, 2021 in Jakarta, PT Telekomunikasi Selular (“Telkomsel”) and PT Dayamitra Telekomunikasi (“Mitratel”), both of which are subsidiaries of PT Telkom Indonesia (Persero) Tbk (“Telkom”), signed an agreement to transfer 4,000 Telkomsel's telecommunication towers to Mitratel worth Rp6,188 billion.

	Affiliation	For structuring the portfolio of subsidiaries to focus more on their respective business lines for optimal value creation.

A further detailed list of affiliated transactions that must be disclosed in the Annual Report for the 2021 financial year, can be seen in Note 33 regarding Transaction with Affiliated Parties in TelkomGroup's 2021 Consolidated Financial Statements and Appendix 4 in Annual Report for 2021 Reporting Period.

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CHANGES IN LAW AND REGULATION

TelkomGroup has reviewed the changes to provisions laws or regulations that affect our operations which in line with Good Corporate Governance (GCG) practices. On January 27, 2021, the Government stipulated the Regulation of the Minister of Communication and Information Technology No. 1 the year 2021 regarding the Second Amendment to the Regulation of the Minister of Communication and Information Technology Number 13 the year 2019 regarding the Implementation of Telecommunication Services. This policy impacted TelkomGroup, i.e., the increase of 1XY cost services such as 147 and 108 provided by Infomedia subjected to the obligation of Telecommunications Operations Rights Fee (BHP) and USO contribution fees which were charged to 1XY service providers. In addition, ITKP operators could terminate incoming international calls with the terms and conditions, resulting in increased fraud potential due to most ITKP operators do not have good fraud mitigation capabilities. Therefore, Telkom is ready to cooperate with Kominfo and law enforcement officials to assist the fraud calls investigation process.

On April 8, 2021, the Ministry of SOEs issued Regulation of the Minister of State-Owned Enterprises Number PER-05/MBU/04/2021 regarding State-Owned Enterprise's Social and Environmental Responsibility Program (SOE's CSR Program). This regulation was issued to strengthen the purpose of state-owned enterprise establishment that can benefit the nation's development in terms of economic, social, environmental, legal, and corporate governance. This regulation also clarifies the purpose of establishing a state-owned company to contribute to the added-value creation in a more integrated, directed, measurable, and more accountable manner. Then SOEs are also obliged to strengthen the community's micro and small businesses by coaching them to be more independent. This regulation impacted the SOE's CSR program creation and implementation within the TelkomGroup to be more systematic, accountable, and integrated.

In addition, on June 29, 2021, the Financial Services Authority issued a Circular Letter of the Financial Services Authority Number 16/SEOJK.04/2021 regarding the Form and Content of the Annual Reports of Issuers and Public Companies. The circular letter was issued to replace the Circular Letter of the Financial Services Authority Number 30/SEOJK.04/2016 regarding the Form and Content of the Annual Report of Issuers or Public Companies. This regulation has no impact on Telkom's operations but has more impact on the disclosure of annual performance, which in addition to issuing an Annual Report, Telkom must issue a Sustainability Report.

Furthermore, on October 5, 2021, the Ministry of SOEs issued a Circular Letter of the Minister of SOEs of the Republic of Indonesia Number SE-12/MBU/10/2021 regarding the Obligation to Submit State Organizing Assets Reports (LHKPN) for Officials in the State-Owned Enterprises. It aims to increase the transparency and compliance within SOEs by the LHKPN. It impacted the disclosure of officials' wealth within the TelkomGroup, which we submitted per the latest provisions.

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CHANGES IN ACCOUNTING POLICY

The preparation of the TelkomGroup Consolidated Financial Statements refers to the Financial Accounting Standards (SAK) issued by the Indonesian Institute of Accountants (IAI) and international accounting standards. In addition, TelkomGroup's Consolidated Financial Statements also complies with the Regulation of the Capital Market and Financial Institution Supervisory Agency (Bapepam-LK) No. VIII.G.7 regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, attached to the letter KEP347/BL/2012. TelkomGroup is listed on the New York Stock Exchange, so the Company also applies the International Financial Reporting Standard (IFRS) accounting standards based on the Securities and Exchange Commission (SEC) regulations.

In the 2021 financial year, there were changes in accounting policies, i.e., Amendments to PSAK 22 regarding the definition of business, Amendment to PSAK 71, PSAK 55, PSAK 60, PSAK 62, and PSAK 73 regarding the reform of interest rate reference phase 2, and Amendments to PSAK 73 regarding lease concessions related to COVID-19 after 30 June 2021. In addition, there were also changes to IFRS accounting policies, namely Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 related to the renewal of interest rate benchmarks – phase 2 and Amendment to IFRS 16 regarding COVID-19 – Related Rent Concessions beyond 30 June 2021.

Implementation and Changes of Accounting Policies of TelkomGroup in 2021

No.	Accounting Policy	Reason for Change	Impact on Financial Statements for Financial Year 2021
			SAK Financial Report	IFRS Financial Report
1.	PSAK 22.	DSAK issued amendments to this accounting standard as an adoption of IFRS 3.	No impact on SAK Financial Statements.	No impact on IFRS Financial Statements.
2.	PSAK 71, PSAK 55, PSAK 60, PSAK 62, and PSAK 73.	DSAK issued amendments to this accounting standard as an adoption of IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16.	Impact on the use of discount rates for PSAK 73 assessments. For other matters, it has no impact on SAK Financial Statements.	No impact on IFRS Financial Statements.
3.	PSAK 73.	DSAK issued amendments to this accounting standard as an adoption of IFRS 16.	No impact on SAK Financial Statements.	No impact on IFRS Financial Statements.
4.	IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16.	IASB issued the amendment related to benchmark interest rate – phase 2.	No impact on SAK Financial Statements.	Impact on the use of the discount rate for IFRS assessment 16. For other matters, it has no impact on IFRS Financial Statements.
5.	IFRS 16	IASB issued the amendments to the accounting standards related to IFRS 16 “COVID-19 – Related Rent Concessions beyond 30 June 2021”	No impact on SAK Financial Statements.	No impact on IFRS Financial Statements.

Further details of the changes in accounting policies in Telkom's financial statements for the current year is disclosed in Note 2 Summary of Significant Accounting Policies of TelkomGroup's 2021 Consolidated Financial Statements.

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CORPORATE GOVERNANCE

154	Corporate Governance Principle and Platform
161	Corporate Governance Structure
162	Corporate Governance Assessment
163	General Meeting of Shareholders (GMS)
171	Board of Commissioners
191	Audit Committee
200	Committee for Nomination and Remuneration
208	Committee for Planning and Risk Evaluation and Monitoring
214	Board of Directors
229	Corporate Secretary
232	Internal Audit Unit
236	Internal Control System
240	Risk Management System
249	Whistleblowing System
254	Policy Regarding Reporting Share Ownership of Directors and Commissioners
255	Employee Stock Ownership Program
256	Significant Legal Disputes
257	Information Regarding Administrative Sanctions
258	Information Access and Company’s Public Data
259	Corporate Code of Conduct
261	Anti Corruption Policy

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CORPORATE GOVERNANCE PRINCIPLE AND PLATFORM

Telkom consistently applies the principles of Good Corporate Governance (GCG) to fulfill the following objectives:

1.	Supporting Telkom's purpose, "To build a more prosperous and competitive nation as well as deliver the best value to our Stakeholders".
2.	Supporting Telkom's vision, "To be the most preferred digital telco to empower the society".
3.

Supporting Telkom's mission, “Advance rapid build out of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all; nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption; and orchestrate digital ecosystem to deliver superior customer experience”.

4.	Providing added value and benefits for Shareholders and Stakeholders.
5.	Maintain and improve long-term healthy and competitive business continuity.
6.	Increase the trust of Shareholders and Stakeholders in Telkom.

Telkom refers to various relevant regulations in implementing its corporate governance. The law and regulation that are used as a reference for the implementation of GCG at Telkom, namely:

1.	Law No. 40 Year 2007 regarding Limited Liability Companies;
2.	Law No. 8 Year 1995 regarding Capital Market;
3.	Financial Services Authority Regulation No. 33/POJK.04/2014 regarding Directors and Commissioners of Issuers or Public Companies;
4.	Financial Services Authority Regulation No. 34/POJK.04/2014 regarding Nomination and Remuneration Committee of Issuers or Public Companies;
5.	Financial Services Authority Regulation No. 55/POJK.04/2015 regarding Establishment and Guidelines for Work Implementation of Audit Committee;
6.	Financial Services Authority Regulation No. 60/POJK.04/2015 regarding Information Disclosure of Certain Shareholders;
7.	Financial Services Authority Regulation No. 8/POJK.04/2015 regarding Website of Issuers or Public Companies;
8.	Financial Services Authority Regulation No. 29/POJK.04/2016 regarding Annual Report of Issuers or Public Companies;
9.	Financial Services Authority Regulation No. 21/POJK.04/2015 regarding Implementation of Governance Guidelines for Public Companies;
10.	Financial Services Authority Circular Letter No. 32/SEOJK.04/2015 regarding Governance Guidelines for Public Companies;
11.	Financial Services Authority Circular Letter No. 16/SEOJK.04/2021 regarding Form and Content of Annual Report of Issuers or Public Companies.

Not only for the parent company, Telkom also builds a strong foundation in the implementation of GCG for Subsidiaries. This is regulated in Resolution of the Board of Directors regarding TelkomGroup’s GCG Guidelines No. 602/2011 as a guide for Telkom and its Subsidiaries to operate and transact according to GCG ethics and principles.

IMPLEMENTATION OF GCG BASIC PRINCIPLES

Telkom applies 5 (five) GCG principles in carrying out its business processes, namely:

1.	Transparency
	a.	The publication of financial statements and Annual Report and other material information such as the decision making process as a means for Investors to access important information easily.
	b.	Information access in the form of company website, print, and press releases, direct meeting with Investor, public expose, and press gathering.

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2.	Accountability
	a.	The accessible charter, guide, or manual that contains the clear functions, implementation, and accountability of Shareholders, Board of Commissioners, Directors, Committees, and Corporate Secretary.
	b.	Implement the mechanism of check and balances of authority and role in the management of the Company.
	c.	Have a clear Key Performance Indicator (KPI) and operational targets.

3.	Responsibility
	a.	Comply with laws and/or tax regulations, fair competition, industrial relations, occupational health and safety, payroll standards, and other relevant regulations.
	b.	Have mechanisms and procedures that regulate and evaluate compliance with applicable laws and regulations, as well as implement good corporate principles.
	c.	Having a VP Legal and Compliance function for ensuring the fulfillment of all rules and regulations.

4.	Independency
a.

To carry out professionalism within the Company without a conflict of interest and free from the influence of pressures from other parties that are not appropriate with regulations and contrary to right corporate principles.

	b.	Include rules/authority for corporate decision making in the Board Charters and Company's Articles of Association which emphasizes independency.
c.

Have additional policies in the Corporate Governance Guidelines oriented towards the principle of independency, such as conflict of interest transaction policies, the prohibition of donations from political parties, and prohibitions on affiliation.

5.	Fairness
	a.	Apply the principle of equality and fairness in fulfilling the rights of Stakeholders that arise based on agreements and applicable laws and regulations.
	b.	Respect the rights of minority Shareholders.
	c.	Prohibit insider trading.
	d.	Implement performance management based on a balanced scorecard.
	e.	Conducting open auctions in the procurement of goods/services and implementing e-procurement.

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IMPLEMENTATION OF GCG MANAGEMENT PRINCIPAL - FINANCIAL SERVICES AUTHORITY

Telkom has implemented 8 (eight) principles of corporate management in accordance with the Corporate Governance Guidelines for Public Companies from the Financial Services Authority (OJK), as follows:

Principle	Recommendation		Implementation	Status
Principle 1
Improving The Value of General Meeting Shareholders (GMS).	1.	Technical methods or procedures for open and closed voting that prioritize independence and interest of the Shareholders.	Telkom already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders.	Comply
	2.	Members of the Board of Directors and the Board of Commissioners attend the Annual GMS.	All of the members of the Board of Directors and the Board of Commissioners attended the GMS.	Comply
	3.	A summary of minutes of GMS is available at the Website at least 1 year.	Telkom provided a Summary of Minutes of GMS at the Company’s Website under Investor Relations.	Comply
Principle 2
Improving The Public Listed Company Communication Quality with Shareholders or Investors.	1.	To have a policy on communications between Public Company and Shareholders or Investors.	Telkom has a policy on communications with investor through Non Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference, and Investor Summit.	Comply
	2.	Posted the communications policy of a Public Company at the Website.

Telkom has made available materials of each Earnings Call, Conference and materials of presentation to investor at the Company’s website to provide equality for Shareholders and Investor regarding the implementation of Communications with the Company.

				Comply
Principle 3
Strengthening The Membership and Composition of Board of Commissioners.	1.	Determination of the numbers of the Board of Commissioners members should take into account the Company’s Conditions.

Telkom has complied with the provision applicable to the Company as Public Company as set out in Article 20 of Regulation of Financial Services Authority No. 33/POJK.04/2014 that the number of members of the Board of Commissioners must be more than 2 (two) persons.

				Comply
	2.	Determination of the composition of members of the Board of Commissioners takes into account the required variety of skills, knowledge, and experience.

At the Shareholders’ discretion, members of the Board of Commissioners have been appointed by taking into account a variety of skills, knowledge, experiences and Telkom’s business conditions and complexity.

				Comply

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Principle	Recommendation		Implementation	Status
Principle 4
Improving The Quality of Duty and Responsibility of Board of Commissioners.	1.	The Board of Commissioners has a policy to self-assess the performance of the Board of Commissioners.

Based on the Joint Regulation of the Board of Commissioners and Directors PD.620.00/r.00/HK200/COP-M4000000/2020 there is a policy to assess the performance of Company's Board of Commissioners carried out by Series A Dwiwarna shareholders through the General Meeting of Shareholders mechanism.

Comply
	2.	The self-assessment policy is reported in the Annual Report.	Based on the Joint Regulation of the Board of Commissioners and Directors PD.620.00/r.00/HK200/COP-M4000000/2020 there is a policy for self-assessment which is disclosed in the Annual Report.	Comply
	3.	The Board of Commissioners has a policy of resignation in the event of involvement in any financial crimes.

In accordance with Telkom’s Articles of Association, jo. Regulation of Financial Services Authority No. 33/POJK.04/2014 any member of the Board of Commissioners who does not meet any requirements to be a member of the Board of Commissioners as set out in the Articles of Association and Regulation of Financial Services Authority No. 33/POJK.04/2014 including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the members of the Board of Commissioners resigns, it will be resolved at the GMS.

Comply
	4.	The Board of Commissioners or KNR sets out a provision of succession in the Nomination Process of a members of the Board of Directors.

The Committee for Nomination and Remuneration sets out in the Committee for Nomination and Remuneration Charter that among its duties is to give recommendations to the Board of Commissioners which will inform Series A Dwiwarna shareholders about the Planning of Succession of Members of Board of Directors.

In addition, as a SOE, the provision of succession of the Board of Directors refers to Regulation of Minister of SOE No. PER-03/MBU/02/2015 on the requirements, procedures for the appointment and dismissal of a member of the Board of Directors of SOE.

Comply

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Principle	Recommendation		Implementation	Status
Principle 5
Strengthening Membership and Compositions of Board of Directors.	1.	Determination of the number of members of the Board of Directors takes into account the Company’s conditions and effectiveness in decision-making.

Determination of the number of members of the Board of Directors of the Company refers to the Article 2 paragraph (1) and paragraph (2) Regulation of Financial Services Authority No. 33/POJK.04/2014 regarding the Board of Directors and the Board of Commissioners of listed Company which provides that Board of Directors of Listed Companies or Public Companies must consist of at least 2 (two) members which 1 (one) of them have to be appointed as the President Director.

Comply
	2.	Determination of the composition of members of the Board of Directors takes into account a variety of skills, knowledge, and experiences as required.

At the shareholders’ discretion, members of the Board of Directors of the Company have been appointed by taking into account a variety of skills, knowledge, experiences, and the Company’s conditions and business complexity.

Comply
	3.	Members of the Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting.

The members of the Board of Directors in charge of accounting and finance in the company is the Finance Director who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of the Board of Directors under the section of Profiles of the Board of Directors.

Comply
Principle 6
Improving The Quality of Task execution and Responsibility of Board of Directors.	1.	The Board of Directors has a policy to self-assess the performance of the Board of Directors.

The Board of Directors has a self-assessment policy as set out in the section of Performance Assessment of the Board of Commissioners and the Board of Directors.

Telkom has Committee for Nomination and Remuneration Charter that includes policies on performance appraisal, process and performance appraisal indicator for the Board of Directors individually and collegially and reports the realization of KPI achievements to Series A Dwiwarna shareholders.

Comply
	2.	The self-assessment policy is reported in an Annual Report.	Results of the self-assessment of the Board of Directors are reported in the Company’s Annual Report under the section of Corporate Governance.	Comply
	3.	The Board of Directors has a policy of resignation in the event of involvement in any financial crimes.

In accordance with our Articles of Association jo. Regulation of Financial Services Authority No. 33/POJK.04/2014, any member of the Board of Directors who does not meet any requirements to be a member of the Board of Directors as set out in the Articles of Association including any involvement in any financial crimes, consequently his/her position will be null and void.

In the event that the members of the Board of Directors resigns, it will be resolved at the GMS.

Comply

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Principle	Recommendation		Implementation	Status
Principle 7
Improving Corporate Governance Aspect Through Stakeholders Participation.	1.	To have a Policy to prevent Insider Trading.

Based on Regulation of the Director of Human Capital Management No. PR 209.05/r.01/ K250/COP-A4000000/2020 regarding Employee Discipline, the policy to prevent Insider Trading is contained in Article 7 regarding Serious Violations, one of which is abuse of authority or position.

Comply
	2.	To have a Policy of Anti Corruption and Anti Fraud.

Telkom always committed to preventing corruption in our company. This is realized through the existence of integrity pact completed by all Employees of Telkom and the existence of a separate website as an integrity portal for all employees of Telkom, called myintegrity.telkom.co.id, in addition, Telkom also has a whistleblowing system to accommodate complaints regarding alleged violations that occurred in the company which can be accessed on Telkom website in Telkom Integrity Line menu.

Comply
	3.	To have a Policy on the selection and capacity building of Suppliers and Vendors.

Telkom selects our Suppliers and Vendors in accordance with our internal procurement policy managed through the Share Service Operation Procurement Department and implemented by reference to Regulation of Finance Director No.PR.301.08/r.04/COP-A00110000/2021 on Procurement Implementation Guidelines.

Comply
	4.	To have a Policy on the fulfillment of Creditors’ rights.	Telkom has a policy to fulfill the rights of our Creditors through the Corporate Finance Unit that sets out and manages the rights of Telkom’s Creditors.	Comply
	5.	To have a Policy on Whistleblowing system.

Pursuant to Decision of the Board of Commissioners No. 08/KEP/DK/2016 dated June 8, 2016, on the Provision of Complaint Handling Procedures (Whistleblowers) at PT Telkom Indonesia, Tbk and its consolidated subsidiaries which then ratified by the Board of Directors through Regulation of the Board of Directors No. PD.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016, Telkom guarantees and ensures the protection of identity of the Whistleblowers, whether the employees or third parties filing any complaints or reports of alleged violations. This Whistleblowing System develops complaint channels into 7 (seven) complaint channels, which can be accessed on Telkom website in Telkom Integrity Line menu.

Comply

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Principle	Recommendation		Implementation	Status
	6.	To have a Policy on the granting of long-term incentives to the Board of Directors and Employees.

In determining the incentives obtained by the Board of Directors, Telkom is guided by Regulation of Minister of SOE No. PER-12/MBU/11/2020 regarding Guidelines for Determining the Income of the Board of Directors, Board of Commissioners, and Supervisory Board of State-Owned Enterprises and their amendments as well as Guidelines for the Implementation of Work (Charter) of Committee for Nomination and Remuneration. As for employees, this incentive is contained in the Collective Labor Agreement regarding Compensation and Benefits and Company Regulation no. PD 207.22/r.00/PS770/CO-J2000000/2016 regarding Awards and Recognition which explain the mechanism of giving rewards to employees in the form of stock option as well as an explanation of reward level, one of them at the advanced level are rewarded consistently and in the long term financially.

Comply
Principle 8
Improving The Implementation of Information Disclosure.	1.	To use wider information technology along with website as a medium of information disclosure.

Telkom also active in various social media as medium for information disclosure and product promotion. In addition, Telkom also use the mailing list system as medium for information disclosure and communication with Investor.

Comply
	2.	The Annual Report of Public Companies disclose the most current beneficial owners of the company’s ownership, at least 5% other than major shareholders and controllers.	Telkom discloses the most current beneficial owners of the Company’s ownership with 5% or more in our Annual Report under the section of shareholders’ composition and ownership.	Comply

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CORPORATE GOVERNANCE STRUCTURE

Telkom has a governance consists of:

1.	Main Organs, which consist of General Meeting of Shareholders (GMS), Board of Commissioners, and Directors.
2.	Supporting Organs, which consist of Audit Committee, Committee for Nomination and Remuneration, Committee for Planning and Risk Evaluation and Monitoring, Corporate Secretary, and Internal Auditor.

This is regulated in accordance with the provisions in the Capital Market and Law of the Republic of Indonesia No. 40 of 2007 regarding Limited Liability Companies.

MAIN ORGANS
GENERAL MEETING OF SHAREHOLDERS
BOARD OF DIRECTOR
BOARD OF COMMISSIONERS
SUPPORTING ORGANS
CORPORATE SECRETARY
INTERNAL AUDITOR
AUDIT COMMITTEE
COMMITTEE FOR NOMINATION AND REMUNERATION
COMMITTEE FOR PLANNING AND RISK EVALUATION AND MONITORING

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CORPORATE GOVERNANCE ASSESSMENT

As a company that has implemented the principles of Good Corporate Governance (GCG), Telkom realizes that the implementation of GCG can support accountability and increase business success. In addition, the implementation of GCG is also expected to increase value and create a superior corporate image in the future. Telkom is committed to implementing overall governance in accordance with relevant regulations, including laws, government regulations, and ministerial regulations. In addition, Telkom's responsibility as an issuer listed on the Indonesia Stock Exchange cannot be separated from the rules imposed by Financial Services Authority (OJK).

Telkom's GCG implementation has succeeded in bringing the company to an appreciation from the 12th IICD Corporate Governance Award 2021. Telkom won The Best State-Owned Enterprise. This event is an initiation from Indonesian Institute for Corporate Directorship (IICD) as a form of appreciation to companies that have been able to implement good corporate governance.

Telkom also received an appreciation from Indonesia Top GCG Awards 2021 organized by The Iconomics. The Iconomics assesses the performance of 716 companies from 11 economic sectors, where this assessment will produce 10 to 15 companies candidates that will be assessed for Good Corporate Governance practices that has been implemented. The assessment is based on 3 (three) main indicators of Good Corporate Governance, namely transparency, responsibility, and fairness and equality. At this event, Telkom won Top GCG in Telecommunication Sector 2021.

Then Telkom received an award from Warta Ekonomi as Excellence in Good Corporate Governance Implementation on Strengthening the Company's Business Lines in the Information, Technology, and Communication category. Through the 2022 Indonesia Excellence Good Corporate Governance Awards, Telkom is considered capable of consistently implementing GCG in managing its company activities. The implementation of good corporate governance will certainly have a positive impact on the business growth process, corporate and shareholder value in a sustainable manner, pay attention to Stakeholders, and ultimately contribute to developing Indonesia.

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GENERAL MEETING OF SHAREHOLDERS (GMS)

General Meeting of Shareholders (GMS) is Telkom's highest governance organ that functions as a means for shareholders to make important and strategic decisions. Annual GMS (AGMS) is held once every year in accordance with Telkom's Articles of Association and the laws and regulations and has the following routine discussion agenda:

1.	Approval of the Company’s Annual Report, including Board of Commissioners Supervisory Task Report.
2.

Ratification of the Company’s Financial Statement and Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of the Board of Directors and Commissioners.

3.	Determination of Company’s Net Income, including dividend payment in the Financial Year.
4.	The determination of remuneration for the members of the Board of Directors and Commissioners.
5.

The appointment of Public Accounting Firm to audit the Company’s Financial Statements, including audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to audit Financial Statements of Partnership and Community Development Programs.

6.	Any other agenda proposed by one or more shareholders that represent 1/20 or more of all shares that have a voting right.

AGMS RESOLUTION FOR FINANCIAL YEAR OF 2019

Telkom held the AGMS on June 19, 2020, which discussed the performance of the Financial Year of 2019 with the details of agenda and realization of Resolutions of the Financial Year of 2019 as follows:

Agenda	AGMS Resolution	Status of the AGMS Resolution
1.

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Task Report for 2019 Financial Year, as long as it is not a criminal offense and is reflected in the Company’s report books.

		Resolution effective immediately.
2.	1.

To ratify the Company’s Consolidated Financial Statements for the 2018 Financial Year which has been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number 01105/2.1032/AU.1/06/1007-1/1/V/2020 dated May 25, 2020 stated with opinion the accompanying consolidated financial statements report present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company’s report books.

		Resolution effective immediately.
	2.

To approve and ratify Partnership and Community Development Annual Report for the 2019 Financial Year and Financial Report on Partnership and Community Development Program for the 2019 Financial Year, which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to  Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accounting Firm Purwantono, Sungkoro  & Surja (a member firm of Ernst & Young Global Limited) according to its report number 00073/2.1032/AU.2/11/0687-3/2/1/I/2020 dated January 29, 2020 stated with opinion the accompanying financial statements present fairly, in all material respects, and as long as it is not a criminal offense and is reflected in the Company’s report books.

	3.

Give a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the 2019 Financial Year consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s report books.

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Agenda	AGMS Resolution			Status of the AGMS Resolution
3.	1.

To approve and determine the appropriation of the Company’s net profit for the 2019 Financial Year in the amount of Rp18.662.677.911.536 (eighteen trillion six hundred six hundred seventy seven million nine hundred eleven thousand and five hundred thirty six Rupiah) as follows:

				●	Dividend distribution was conducted on July 23, 2020.
				●	The decision on retained earning effective immediately.
a.

Dividend amounting to 81.78% of net profit or an amount of Rp15.262.337.996.054,14 (fifteen trillion two hundred sixty-two billion three hundred thirty-seven million nine hundred ninety-six thousand fifty-four point one four Rupiah) or in the amount of Rp154,0682 (one hundred and fifty four point zero six eight two Rupiah) per share, based on the number of shares issued as of the meeting date, which is 99.062.216.600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares, as follows:

a)

Cash Dividend amounting to 60% of the net profit or in the amount of Rp11.197.606.621.819,30 (eleven trillion one hundred ninety-seven billion six hundred six million six hundred twenty one thousand eight hundred nineteen point three zero Rupiah) or amounting to of Rp113,0361 (one hundred thirteen point zero three six one Rupiah) per share, based on issued shares on the date of the Meeting, in the amount of  99.062.216.600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares;

b)

Special Dividend amounting to 21,78% of the net profit or in the amount of Rp4.064.730.777.752,84 (four trillion sixty four billion seven hundred thirty million seven hundred seventy-seven thousand seven hundred fifty-two point eight four Rupiah) or in the amount of Rp41,0321 (forty one point zero three two one Rupiah) per shares based on issued shares on the date of the meeting, amounting to 99.062.216.600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares.

b.

Booked as Retained Profit amounting to 18.22% of net profit or an amount of Rp3.400.339.915.481,86 (three trillion four hundred billion three hundred thirty-nine million nine hundred fifteen thousand four hundred eighty one rupiah point eight six Rupiah) which will be used to finance the development of the Company's business.

	2.	The distribution of Dividend for the 2019 Financial Year will be conducted with the following conditions:
		a.	Those who are entitled to receive Dividend are Shareholders whose names are recorded in the Company’s Shareholders on July 1, 2020 up to 16.15 WIB;
		b.	Dividend shall be paid all at the latest on July 23, 2020.
3.

To grant the power and authority to the Board of Directors with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.

4.	1.

To grant power and authority to Series A Dwiwarna shareholder to determine the amount of tantiem for 2019 Financial Year and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for Year 2020.

Resolution effective immediately.
2.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Series A Dwiwarna shareholder to determine the amount of tantiem for 2019 Financial Year and also to determine salary, allowance, facility and other incentive to members of the Board of Directors for Year 2020.

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Agenda	AGMS Resolution				Status of the AGMS Resolution
5.	1.

To appoint the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company which include the audit of the Consolidated Financial Statements of the Company, including the audit of Internal Control over Financial Reporting and to audit the Financial Statements of Partnership and Community Development Program for the 2020 Financial Year ending on December 31, 2020.

KAP’s approval is effective immediately.
2.

To grant authority to the Board of Commissioners of the Company to determine the appropriate audit fee, addition of the scope of work required and  other terms and conditions of the relevant Public Accounting Firm.

3.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Series A Dwiwarna shareholder to determine the substitute Public Accounting Firm in Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), in the event can not complete its duty for any reason to audit of Financial Reporting and the Financial Statements of Partnership and Community Development Program for the 2020 Financial Year.

6.	1.	To honorably dismiss the following members of the Board of Directors of the Company:			Resolution effective immediately.
		No.	Name	Position
		1)	Mr. Harry Mozarta Zen	Director of Finance
		2)	Ms. Siti Choiriana	Director of Consumer Service
		3)	Mr. Zulhelfi Abidin	Director of Network & IT Solution
		4)	Mr. Achmad Sugiarto	Director of Strategic Portfolio
		5)	Mr. Bogi Witjaksono	Director of Enterprise & Business Service
		6)	Mr. Edwin Aristiawan	Director of Wholesale & International Service
		7)	Mr. Faizal R. Djoemadi	Director of Digital Business
2.

Transferring Mr. Edi Witjara, who was appointed based on the resolution of the 2018 Annual General Meeting of Shareholders, was originally Director of Human Capital Management to become Director of Enterprise and Business Service, with a term of office continuing the remaining term of office as referred to in the AGM decision.

	3.	To appoint the names below as members of the Board of Directors of the Company:
		No.	Name	Position
		1)	Mr. Heri Supriadi	Director of Finance
		2)	Ms. FM Venusiana R.	Director of Consumer Service
		3)	Mr. Herlan Wijanarko	Director of Network & IT Solution
		4)	Mr. Budi Setyawan Wijaya	Director of Strategic Portfolio
		5)	Mr. Dian Rachmawan	Director of Wholesale & International Service
		6)	Mr. Muhamad Fajrin Rasyid	Director of Digital Business
		7)	Mr. Afriwandi	Director of Human Capital Management
	4.	To confirm the honorably dismiss of the names below as members of the Board of Commissioners of the Company:
		No.	Name	Position
		1)	Mr. Edwin Hidayat Abdullah	Commissioner
		2)	Mr. Isa Rachmatarwata	Commissioner
	5.	To honorably dismiss the following names as members of the Board of Commissioners of the Company:
		No.	Name	Position
		1)	Mr. Margiyono Darsasumarja	Independent Commissioner
		2)	Mr. Cahyana Ahmadjayadi	Independent Commissioner

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Agenda	AGMS Resolution					Status of the AGMS Resolution
	6.	To appoint the following names as members of the Board of Commissioners of the Company:
		No.	Name		Position
		1)	Mr. Alex Denni		Commissioner
		2)	Mr. Rizal Mallarangeng		Commissioner
		3)	Mr. Ahmad Fikri Assegaf		Independent Commissioner
		4)	Mr. Wawan Iriawan		Independent Commissioner
		5)	Mr. Chandra Arie Setiawan		Independent Commissioner
7.

With the confirmation of dismissal, transferring and appointment of members of the Board of Directors as referred to in number 1, number 2 and number 3, as well as the confirmation of dismissal, dismissal and appointment of members of the Board of Commissioners as referred to in number 4, number 5, and number 6, the composition of the management of the Company shall be as follows:

		a.	Board of Directors
			No.	Name	Position
			1)	Mr. Ririek Adriansyah	President Director
			2)	Mr. Dian Rachmawan	Director of Wholesale & International Service
			3)	Mr. Afriwandi	Director of Human Capital Management
			4)	Mr. Heri Supriadi	Director of Finance
			5)	Ms. FM Venusiana R.	Director of Consumer Service
			6)	Mr. Edi Witjara	Director of Enterprise and Business Services
			7)	Mr. Herlan Wijanarko	Director of Network & IT Solution
			8)	Mr. Muhamad Fajrin Rasyid	Director of Digital Business
			9)	Mr. Budi Setyawan Wijaya	Director of Strategic Portfolio
		b.	Board of Commissioners
			No.	Name	Position
			1)	Mr. Rhenald Kasali	President Commissioner
			2)	Mr. Marsudi Wahyu Kisworo	Independent Commissioner
			3)	Mr. Ahmad Fikri Assegaf	Independent Commissioner
			4)	Mr. Wawan Iriawan	Independent Commissioner
			5)	Mr. Chandra Arie Setiawan	Independent Commissioner
			6)	Mr. Marcelino Rumambo Pandin	Commissioner
			7)	Mr. Ismail	Commissioner
			8)	Mr. Alex Denni	Commissioner
			9)	Mr. Rizal Mallarangeng	Commissioner
8.

Members of the Board of Commissioners, who are appointed as referred to in number 3 and number 6 however still in other positions that are prohibited, based on laws and regulations, to be concurrent  with the position of members of the Board of Directors of a State-Owned Enterprise, must resign or be dismissed from such position.

9.

To grant power with substitution rights to the Board of Directors of the Company to declare that the GMS has decided in the form of a Notary Deed and appear before the Notary or authorized official, and make adjustments or corrections as required by the competent authority for the purposes of implementing the contents of the meeting resolutions.

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation.

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AGMS RESOLUTION FOR FINANCIAL YEAR OF 2020

Telkom has held an AGMS on May 28, 2021 for the performance of the Financial Year of 2020 with detailed agenda and realization of the resolutions of the Financial Year of 2020 as follows:

Agenda	AGMS Resolution		Status of the AGMS Resolution
1.	1.

Approve the Annual Report for the Financial Year of 2020 including the Supervisory Report of the Board of Commissioners, and ratify the Consolidated Financial Statements of the Company for the Financial Year of 2020 which have been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (member firm of Ernst & Young Global Limited) according to the report Number: 00884/2.1032/AU.1/06/1007-2/1/IV/2021 dated 29 April 2021 with an opinion fairly, in all material respects, as well as provide full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for management and supervision actions that have been carried out in the Financial Year ending on 31 December 2020 as long as these actions would not be considered as criminal acts and are reflected in the report books of the Company.

			Resolution effective immediately.
2.	1.

Ratify the Annual Report of the Partnership and Community Development Program (PKBL) for the Financial Year of 2020 and ratify the Financial Statements of PKBL of 2020 which have been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (member firm of Ernst & Young Global Limited) according to the report Number: 00094/2.1032/AU.2/11/0687-4/1/II/2021 dated 23 February 2021 with an opinion fairly, in all material respects, as well as provide full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for management and supervision actions PKBL for the Financial Year of 2020, as long as these actions are not criminal acts and are reflected in the report.

			Resolution effective immediately.
3.	1.

To Approve and determine the appropriation of the Company’s net profit for the Financial Year 2020 in the amount of Rp20,804,310,657,418.00 (twenty trillion eight hundred four billion six hundred fifty seven thousand and four hundred eighteen Rupiah) as follow:

			● Dividend distribution was conducted on July 2, 2021.
			● The decision on retained earning effective immediately.
		a.

Cash Dividend amounting to 60% of the net profit or in the amount of Rp12,482,586,394,450.80 (twelve trillion four hundred eighty two billion five hundred eighty six million three hundred ninety four thousand and four hundred fifty point eighty Rupiah) or amounting to Rp126.0075 (one hundred twenty six point zero zero seven five Rupiah) per shares based on issued shares on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand and six hundred) shares;

		b.

Special Dividend amounting to 20% of the net profit or in the amount of Rp4,160,862,131,483.60 (four trillion one hundred sixty billion eight hundred sixty two million one hundred thirty one thousand and four hundred eighty three point sixty Rupiah) or amounting to Rp42.0025 (fourty two point zero zero two five Rupiah) per shares based on issued shares on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand and six hundred) shares;

		c.

Recorded as Retained Earning in the amount of 20% from net profit or amounting to Rp4,160,862,131,483.60 (four trillion one hundred sixty billion eight hundred sixty two million one hundred thirty one thousand four hundred eighty three point sixty Rupiah) which will be used for the development of the Company.

	2.	The distribution of Cash Dividend and Special Dividend for the Financial Year 2020 will be conducted with the following conditions:

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Agenda	AGMS Resolution			Status of the AGMS Resolution
		a.	Those who are entitled to receive Cash Dividend and Special Dividend are Shareholders whose names are recorded in the Company’s Shareholders on June 10, 2021, up to 16.15 Western Indonesia Time;
		b.	Cash Dividend and Special Dividend shall be paid all at the latest on July 2, 2021.
	3.

To grant the power and authority to the Board of Directors with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.

4.	1.

To grant power and authority to Serie A Dwiwarna to determine the amount of tantiem for Financial Year 2020 and to determine honorarium allowance, facility and other incentives to members of the Board of Commissioners for Year 2021.

				Resolution effective immediately.
	2.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the amount of tantiem for Financial Year 2020 and also to determine salary, allowance, facility and other incentives to members of the Board of Directors for Year 2021.

5.	1.

To reappoint the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company which include the audit of the Consolidated Financial Statements of the Company, including the audit of Internal Control over Financial Reporting and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2021.

				Resolution effective immediately.
	2.

To grant authority to the Board of Commissioners of Company to determine the appropriate audit fee, addition of the scope of work required and other terms and conditions of the relevant Public Accounting Firm.

	3.

To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the substitute Public Accounting Firm in Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), in the event can not complete its duty for any reason to audit of Financial Reporting and Financial Statements of Partnership and Community Development Program for the Financial Year 2021.

6.	1.

Approve amendment to the Articles of Association to adjust to the Regulation of the Financial Services Authority Number 14/POJK.04/2019 concerning Amendment to the Regulation of the Financial Services Authority Number 32/POJK.04/2015 concerning Increase in Capital for Public Companies by Providing Pre-emptive Rights, Regulation if the Financial Services Authority Number 15/POJK.04/2020 concerning Plans and Implementation of General Meeting of Shareholders of Public Companies, and Regulation of the Financial Services Authority Number 16/POJK.04/2020 concerning Implementation of General Meeting of Shareholders of Public Companies Electronically.

				Resolution effective immediately.
	2.	Approve the amendment to the Articles of Association of the Company’s business activities to the Indonesian Standard Industrial Classification of 2020.
	3.	Approve to reconstitute all provisions of the Articles of Association of the Company in connection with the amendments as referred to in points 1 and 2 of the aforementioned decisions.
	4.

Grant power and authority to the Board of Directors of the Company with the  right of subtitution to take all necessary actions in connection with the resolution of the agenda of this Meeting, including reconstitute and restate the entire Articles of Association of the Company in a Notary Deed, and grant the power with the right of substitution to submit to the competent authority to obtain a receipt of notification of amendments to the Articles of Association of the Company, conduct everything deemed necessary and useful for this purpose with nothing is excluded, including to make additions and/or any alterations of the amendments to the Articles of Association, if it is required by the competent authority.

7.

Affirm the enforcement of Regulation of the Minister of SOE Number PER-11MBU/11/2020 dated 12 November 2020 concerning Management Contracts and Annual Management Contracts for the Board of Directors of State-Owned Enterprises as well as the amendments thereof.

				Resolution effective immediately.

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Agenda	AGMS Resolution					Status of the AGMS Resolution
8.	1.	To honorably dismiss the following members of the Board of Commissioners of the Company:				Resolution effective immediately.
		No.	Name		Position
		1)	Mr. Rhenald Kasali		President Commissioner/Independent Commissioner
		2)	Mr. Alex Denni		Commissioner
		3)	Mr. Ahmad Fikri Assegaf		Commissioner
		4)	Mr. Chandra Arie Setiawan		Independent Commissioner
		5)	Mr. Marsudi Wahyu Kisworo		Independent Commissioner

Each was appointed based on the resolution of the Annual GMS of the financial year of 2018, Annual GMS of the financial year of 2019, effective as of the close of this GMS, with gratitude for the contribution of efforts and thought during their term as the member of the Board of Commissioners of the Company.

	2.	To appoint the names below as members of the Board of Commissioners of the Company:
		No.	Name		Position
		1)	Mr. Bambang Permadi Soemantri Brodjonegoro		President Commissioner/Independent Commissioner
		2)	Mr. Isa Rachmatarwata		Commissioner
		3)	Mr. Arya Mahendra Sinulingga		Commissioner
		4)	Mr. Bono Daru Adji		Independent Commissioner
		5)	Mr. Abdi Negara Nurdin		Independent Commissioner
3.

To confirm the honorably dismissal of Mr. Dian Rachmawan as Wholesale & International Service Director who was appointed based on Annual GMS financial year 2019, effective as of the closing of this GMS, with gratitude for the contribution of efforts and thought during their term as the member of the Board of Directors of the Company.

	4.	To change the nomenclature of positions for members of the Board of Directors of the Company, from originally as Director of Finance to Director of Finance and Risk Management.
5.

Reassign Mr. Heri Supriadi, who was appointed based on the Resolution of the Annual General Meeting of Shareholders for the Financial Year of 2019, previously the Director of Finance to become the Director of Finance and Risk Management, with a term of office continuing the remaining term of office in accordance with the resolution of the AGM.

	6.	Reappoint Mr. Bogi Witjaksono as Wholesale & International Service Director.
7.

The term of office of the appointed members of the Board of Commissioners and the Board of Directors as referred to in number 2 and number 6, is in accordance with the provisions of the Articles of Association of the Company, with due observance of the laws and regulations in the Capital Market sector and without prejudice to the right of the GMS to dismiss at any time.

8.

With the confirmation of dismissal, and the appointment of members of the Board of Commissioner as referred to in number 1, and number 2, as well as the dismissal, changes in nomenclature of positions, reassignment, and the appointment of members of the Board of Directors as referred to in number 3, number 4, number 5 dan number 6, the composition of members of the Board of the Company shall be as follows:

		a.	Board of Commissioners
			No.	Name	Position
			1)	Mr. Bambang Permadi Soemantri Brodjonegoro	President Commissioner/Independent Commissioner
			2)	Mr. Wawan Iriawan	Independent Commissioner
			3)	Mr. Bono Daru Adji	Independent Commissioner
			4)	Mr. Abdi Negara Nurdin	Independent Commissioner
			5)	Mr. Marcelino Rumambo Pandin	Commissioner
			6)	Mr. Ismail	Commissioner
			7)	Mr. Rizal Mallarangeng	Commissioner
			8)	Mr. Isa Rachmatarwata	Commissioner

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Agenda	AGMS Resolution					Status of the AGMS Resolution
			9)	Mr. Arya Mahendra Sinulingga	Commissioner
		b.	Board of Directors
			No.	Name	Position
			1)	Mr. Ririek Adriansyah	President Director
			2)	Mr. Budi Setyawan Wijaya	Strategic Portofolio Director
			3)	Mr. Edi Witjara	Enterprise and Business Service Director
			4)	Mr. Heri Supriadi	Financial Risk Management Director
			5)	Mr. Herlan Wijanarko	Network & IT Solution Director
			6)	Mr. Bogi Witjaksono	Wholesale and International Service Director
			7)	Mr. Muhammad Fajrin Rasyid	Digital Business Director
			8)	Mr. Afriwandi	Human Capital Management Director
			9)	Mrs. FM Venusiana R.	Consumer Service Director
9.

Members of the Board of Directors and the Board of Commissioners, who are appointed as referred to in number 2 and number 6 however still in other positions that are prohibited based on laws and regulations to be concurrent with the position of member of the Board of Directors or the Board of Commissioners of a State-Owned Enterprise, must resign or be dismissed from such position.

10.

To grant power and authority to the Board of Directors of the Company, with the right of substitution, to state of the resolution as adopted in the GMS in the notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the meeting.

In practice, AGMS decision of the Financial Year of 2020 immediately applies to business implementation and company operation.

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BOARD OF COMMISSIONERS

The Board of Commissioners is one of the organs of the Company and has duties and responsibilities that collectively oversee the running of the Company and provide advice to the Board of Directors, in accordance with the provisions of Law no. 40 of 2007 regarding Limited Liability Companies. In addition, the Board of Commissioners is also tasked with ensuring that the implementation of GCG principles has been implemented in every Telkom business practice.

BOARD OF COMMISSIONERS’ CHARTER

The work guidelines for Telkom's Board of Commissioners are regulated in Board Manual of the Board of Commissioners and Directors which was approved and signed by the Board of Commissioners and the Board of Directors in Joint Regulation of the Board of Commissioners and Directors No. 08/KEP/DK/2020 and PD.620.00/r.00/HK200/COP-M4000000/2020 regarding Work Procedures Guidelines of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk. In the charter, there is a work order that regulates the responsibilities, obligations, and division of tasks of the Board of Commissioners. In addition, this Charter also stipulates provisions regarding meetings, conflicts of interest, share ownership, as well as the relationship between the Board of Commissioners and the Board of Directors and the GMS. The duties and responsibilities of members of the Board of Commissioners are also regulated in the Company's Articles of Association.

BOARD OF COMMISSIONERS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

Telkom's Articles of Association stipulates the Board of Commissioners' obligations to:

1.	Provide advice to the Board of Directors in performing the Company’s management;
2.

Provide opinion and give approval over the Annual Work Plan and Budget of the Company as well as other work plans which have been prepared by the Board of Directors, in accordance with the provisions of this Articles of Association;

3.	Keep up with Company’s activities progress, provide opinions and advice to the GMS concerning every issue considered important for the Company’s management;
4.	Report to Series A Dwiwarna shareholder if there is any indication of decreasing performance of the Company;
5.	Propose to the GMS for the appointment of Public Accountant who will perform the audit over the Company’s book;
6.	Review and analyze the periodic reports and the Annual Report prepared by the Board of Directors as well as execute the Annual Report;
7.	Provide explanation, opinion, and advice to the GMS concerning the Annual Report, if requested;
8.	Draw up the minutes of the meeting of the Board of Commissioners and keep their copies;
9.	Report to the Company with regard to their and/or their families share ownership in the Company aforesaid and in other companies;
10.	Provide report regarding the supervisory duties which have been performed during the recently passed Financial Year to the GMS;
11.

Provide explanation regarding any matters inquired about or requested by Series A Dwiwarna shareholder with due observance of the statutory regulations, particularly those prevailing in the Capital Market sector;

12.

Perform other obligations in the framework of supervisory duties and advice provision, to the extent, it does not contradict the statutory regulations, the Articles of Association and/or the resolutions of the GMS.

The authority of the Board of Commissioners is as follows:

A
1.	Examine books, letters, as well as other documents, examine cash position for verification purposes and other securities and examine the assets of the Company;
2.	Enter the yards, buildings, and offices used by the Company;
3.	Ask explanation from the Board of Directors and/or other officials concerning any issues concerning the Company’s management;

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4.	Be informed of any policy and actions which have been and which will be taken by the Board of Directors;
5.	Ask the Board of Directors and/or other officials under the level of the Board of Directors, with the knowledge of the Board of Directors, to attend the meeting of the Board of Commissioners;
6.	Appoint and dismiss a secretary of the Board of Commissioners;
7.	Suspend the members of the Board of Directors in accordance with the provisions of this Articles of Association;
8.	Form the Audit Committee, the Remuneration and Nomination Committee, the Risk Monitoring Committee, and other committees, if considered necessary, with due observance of the capability of the company;
9.	Utilize experts for certain matters and within a certain period on the account of the Company, if considered necessary;
10.	Perform the management actions over the Company in certain conditions for a certain period under the provisions of this Articles of Association;
11.	Approve the appointment and dismissal of the Corporate Secretary and/or the Head of Internal Supervisory Unit;
12.	Examine and review the Annual Report prepared by the Board of Directors and sign the Annual Report;
13.	Attend the meeting of the Board of Directors and give viewpoint towards the matters being discussed;
14.	Perform other supervisory authorities as long it does not contradict with the statutory regulations, the Articles of Association and/or the resolutions of the GMS;
15.

In order to carry out their supervisory function, members of the Board of Commissioners at agreed working hours or other times, jointly or individually, with or without prior notification to the Board of Directors, by taking into account professionalism, the interests of the Company, the public and organs, have rights access but not limited to buildings and locations from or other places that are used to be controlled by the Company's subsidiaries and have rights to check books, documents, reports, and inventory of goods, and check cash positions (for verification purposes) and other guarantees and to find out all actions taken by the Directors of the subsidiary which are based on the principle of disclosure of information by taking into account the confidentiality of the Company, and can provide advice to subsidiaries regarding policies/actions that have been decided or will be taken by the Directors of the subsidiaries either requested or not.

In the event of a company loss, members of the Board of Commissioners have a collective responsibility for mistakes or omissions in carrying out their duties, unless proven:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly with the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

TERM OF SERVICE OF MEMBERS OF THE BOARD OF COMMISSIONERS

Members of the Board of Commissioners have 5 years term of office without reducing the authority of the GMS to dismiss members at any time. The GMS has the right to reappoint members of the Board of Commissioners for the next 1 term after their term of office ends.

MECHANISM OF RESIGNATION AND DISMISSAL OF THE BOARD OF COMMISSIONERS

Based on SOE Ministerial Regulation No.PER-02/MBU/02/2015, members of the Board of Commissioners may resign and/or be dismissed at any time before their term of office ends for various reasons. Members of the Board of Commissioners may be dismissed by the Minister of SOE or the GMS for other reasons for the interests and objectives of the SOE and/or the Company.

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BASIS OF APPOINTMENT OF THE BOARD OF COMMISSIONERS

The mechanism for selecting and appointing members of Telkom's Board of Commissioners is through the GMS. The main and controlling shareholder of Telkom, namely the Government of Indonesia, represented by the Ministry of State-Owned Enterprises (SOE). The appointment or election of the Board of Commissioners takes into account the competence and expertise, integrity, and background required by the Company.

ORIENTATION PROGRAM FOR NEW MEMBERS OF THE BOARD OF COMMISSIONERS

Each new member of the Board of Commissioners must attend an orientation to understand Telkom's activities and conditions. This orientation program is coordinated by the Corporate Secretary, in accordance with the Regulation of the Minister of SOEs No. PER-01/MBU/2011. In 2021, an orientation program for new members of the Board of Commissioners has been carried out on May 31, 2021 until June 4, 2021 with material details, including:

Date	Material
May 31, 2021	1.	Introduction to the Board of Directors of Telkom and its Subsidiaries.
	2.	Introduction to Corporate Strategic Scenario and Transformation.
	3.	Office Tour visits the main locations of Telkom Landmark Tower.
June 1, 2021	Industry and Subsidiary performance updates.
June 2, 2021	Digital business issues.
June 3, 2021	Legal & Governance.
June 4, 2021	1.	Update the duties and responsibilities of the Board of Commissioners.
	2.	Introduction to the Organs of the Board of Commissioners.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

Every year, Telkom provides opportunities for members of the Board of Commissioners to attend various educations, trainings, seminars, and other similar activities. The goal is that members of the Board of Commissioners can develop their knowledge and expertise.

The following table presents information related to education and/or training that members of the Board of Commissioners have attended during 2021.

Education, Training, Seminar, and Congress of Members of the Board of Commissioners of Telkom in 2021

No.	Program	Date	Location	Commissioner
1.	Kick Off Strategic Initiatives	January 18, 2021	Online	Alex Denni
2.	Webinar Penanggulangan Paham Radikalisme	January 20, 2021	Online	Alex Denni
3.	Vaksin COVID-19: Apa, Untuk Siapa, Bagaimana dan Kapan dilakukan	January 20, 2021	Online	Ismail
4.	Webinar Sobat Cyber Indonesia, 5G Indonesia 2021	January 22, 2021	Online	Ismail
5.	Seminar LPPI #38	January 28, 2021	Online	Alex Denni
6.	Annual Asia Telecommunications & Media Forum (Online)	February 2, 2021	Online	Ismail
7.	Prospera Digital Government Transformation Webinar 2021	February 4, 2021	Online	Ismail
8.	Sekolah Kepemimpinan 2021	February 9, 2021	Online	Alex Denni
9.	Sharing Knowledge BPSDMES Kementerian Energi SDM	February 10, 2021	Online	Alex Denni

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No.	Program	Date	Location	Commissioner
10.	“Aspek Hukum dan Risiko Hukum Restrukturisasi, M&A, Holdingisasi, dan Solusi”	February 11, 2021	Online	Ahmad Fikri Assegaf
11.	Seminar FHCI "People Development Through Gamification"	February 17, 2021	Online	Alex Denni
12.	Webinar Lembaga Alternatif Penyelesaian Sengketa Sektor Jasa Keuangan	February 17, 2021	Online	Ahmad Fikri Assegaf
13.	Webinar Indonesia Young Business Leaders Award 2021	February 18, 2021	Online	Alex Denni
14.	IoT National Seminar Ganesha IoTech 2021	February 20, 2021	Online	Ismail
15.	Defining Legal Profession	March 8, 2021	Online	Ahmad Fikri Assegaf
16.	National Web Seminar Government Internal Audit University	March 10, 2021	Jakarta	Marcelino Rumambo Pandin
17.	Transformasi Digital dan Menembus Batas Era Podcast	March 10, 2021	Online	Ismail
18.	Technology for Change Week Asia	March 10, 2021	Online	Ismail
19.	National Web Seminar Government Internal Audit University	March 10, 2021	Jakarta	Ahmad Fikri Assegaf
20.	Cloud Computing Indonesia Conference 2021	March 15, 2021	Online	Ismail
21.	Webinar Nasional “Perlindungan Hukum Bagi Investor Pasar Modal Indonesia"	March 16, 2021	Online	Ahmad Fikri Assegaf
22.	AI & Big Data for Executives	March 16, 2021	Online	Rhenald Kasali
23.	Webinar Transformasi BUMN: Learn, Grow, Contribute to Indonesia bersama Growth Center	March 18, 2021	Online	Alex Denni
24.	AHCA Atma Jaya	March 23, 2021	Online	Alex Denni
25.	World Summit on Information Society Forum, High Level Policy Session	March 23, 2021	Online	Ismail
26.	Telecommunication Industry & Technology Update: "Expanding Business Opportunities and Facing Challenges in the 5G Era"	March 26, 2021	Online	Ismail
27.	Corporate Exposure Executive I PT PLN	March 29, 2021	Online	Alex Denni
28.	FGD Pengembangan Model Implementasi ASN Corporate University	March 30, 2021	Online	Alex Denni
29.	Talk in Tech Series 1 "Social Impact and Opportunity of IoT Teconology in Pandemic Era”	April 3, 2021	Online	Ismail
30.	PRANKS (PRoject mANagement Knowledge Sharing): Digital Transformation, the key to face Industry 4.0	April 5, 2021	Online	Ismail
31.	Company Visit Media Matters Pekan Komunikasi UI 2021: “Enlarging Perspective Towards Partial Information in Uncertainty Era”	April 5, 2021	Online	Ismail
32.	Training Perum LKBN ANTARA	April 5, 2021	Online	Alex Denni
33.	Diskusi Nasional “Transformasi Digital, Dilindas atau Tergilas”	April 7, 2021	Online	Ismail
34.	Smart City Kota Madiun	April 7 - 9, 2021	Madiun	Marsudi Wahyu Kisworo
35.	The 11th Indonesia Training & Develpoment Summit 2021	April 8, 2021	Online	Alex Denni
36.	Capacity Development Seminar: 5G, The Future of Connectivity	April 9, 2021	Online	Ismail

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No.	Program	Date	Location	Commissioner
37.	Bangkit bersama PaDi UMKM	April 10 - 11, 2021	Sumedang	Marsudi Wahyu Kisworo
38.	Seminar Go Digital UMKM Kabupaten Sumedang	April 11, 2021	Online	Ismail
39.	Building Digital Partnerships and Ecosystems	April 12 - May 8, 2021	Online	Rhenald Kasali
40.	Sharing Session IPOD Master Class	April 17, 2021	Online	Alex Denni
41.	Certification in Audit Committee Practices	April 20, 2021	Online	1.	Wawan Iriawan
				2.	Chandra Arie Setiawan
42.	Webinar IoT Creation 2021: Solution Hunt for Economic Recovery	April 21, 2021	Online	Ismail
43.	Telco Forum CNBC Indonesia	April 28, 2021	Online	Ismail
44.	Sosialisasi Manajemen Risiko	April 29, 2021	Jakarta	1.	Ismail
				2.	Rhenald Kasali
				3.	Chandra Arie Setiawan
45.	FGD ASN Corporate University Nasional	May 6, 2021	Online	Alex Denni
46.	The Special Web-Share in Conjuction with Open Government Week 2021	May 19, 2021	Online	Marcelino Rumambo Pandin
47.	Webinar Sistem Transportasi Cerdas di Ibu Kota Negara: Pembangunan dan Kebutuhan Penerapannya	May 25, 2021	Online	Ismail
48.	Asia-Pacific Spectrum Management Conference	May 27, 2021	Online	Ismail
49.	Talk Show Rekam Jejak Perkembangan 5G	May 29, 2021	Online	Ismail
50	Mandiri Sekuritas Group Investor Meeting - Telecom Industry Regulation Update	June 1, 2021	Online	Ismail
51.	Dynamic Spectrum Alliance Virtual Global Summit: APAC Regulatory Keynote	June 8, 2021	Online	Ismail
52.	Onboarding Program BUMN	June 9, 2021	Online	a.	Rizal Mallarangeng
				b.	Abdi Negara Nurdin
53.	Focus Group Discussion (FGD) Pertamina	June 11, 2021	Online	Isa Rachmatarwata
54.	Executive training "Raising Linkage and angagement of performance and risk management"	June 15, 2021	Online	Isa Rachmatarwata
55.	Webinar HUT KPPOD	June 16, 2021	Online	Bambang P. S. Brodjonegoro
56.	Webinar Himpunan Konsultan Hukum Pasar Modal (“HKHPM”)	June 16, 2021	Online	Bono Daru Adji
57.	176th OPEC Fund Governing Board Sessions	June 24, 2021	Online	Isa Rachmatarwata
58.	FGD Ombudsman RI dengan tema Tata Kelola dalam Perencanaan Pengadaan Alpahankam	June 24, 2021	Online	Isa Rachmatarwata
59.	Virtual Lunch and Learn ICT Trend 2021 - 2024: 5G, IoT, and Big Data Utilization to Accelerate Digital Business Transformation	June 24, 2021	Online	Ismail
60.	Webinar dan Workshop: 5G dan Peran Insinyur Elektro Indonesia Mengembangkan Transformasi Digital Indonesia	June 26, 2021	Online	Ismail
61.	3rd High level committee meeting ADB COVID-19 Active Response and Expenditure Support program (CARES Program)	July 1, 2021	Online	Isa Rachmatarwata
62.	Seminar 101 Tahun ITB dan Perguruan Tinggi Teknik di Indonesia: ITB untuk Transformasi Digital Indonesia	July 1, 2021	Online	Ismail

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No.	Program	Date	Location	Commissioner
63.	Pelatihan Bela Negara Batch ke-3 Pusat Pendidikan Keuangan Kodiklat TNI AD	July 5, 2021	Online	Ismail
64.	BGTC Program	July 6, 2021	Online	Isa Rachmatarwata
65.	Digital Transformation Indonesia Virtual Strategy Meeting: Adapting to a rapid digital roadmap of DX	July 13, 2021	Online	Ismail
66.	Talkshow ITI - PII Young Innovation Awards	July 15, 2021	Online	Bambang P. S. Brodjonegoro
67.	Webinar Optimalisasi Layanan 5G di Era Transformasi Digital Guna Mendukung Percepatan Pemulihan Ekonomi Nasional	July 27, 2021	Online	Ismail
68.	Seminar Memperingati 50 Tahun CSIS Indonesia	July 28, 2021	Online	Rizal Mallarangeng
69.	Webinar Konfrensi Ilmiah Akutansi VIII oleh Ikatan Akuntan Indonesia (IAI)	July 29, 2021	Online	Bambang P. S. Brodjonegoro
70.	Global Infrastructure Investment Forum 2021	July 29, 2021	Online	Ismail
71.	Webinar Alinea Forum	August 3, 2021	Online	Bambang P. S. Brodjonegoro
72.	Certification in Audit Committee Practices	August 3 - 4, 2021	Online	Bono Daru Adji
73.	Webinar HUT 50 Tahun CSIS	August 4, 2021	Online	Bambang P. S. Brodjonegoro
74.	Workshop Internal "Satelit dan Isu Telekomunikasi"	August 5, 2021	Online	a.	Bambang P. S. Brodjonegoro
				b.	Arya Mahendra Sinulingga
				c.	Isa Rachmatarwata
				d.	Marcelino Rumambo Pandin
				e.	Ismail
				f.	Rizal Mallarangeng
				g.	Bono Daru Adji
				h.	Wawan Iriawan
				i.	Abdi Negara Nurdin
75.	Webinar Kuliah Umum UNSRAT	August 6, 2021	Online	Bambang P. S. Brodjonegoro
76.	Webinar Nasional Membangun SDM Era Digital Pasca COVID-19	August 7, 2021	Online	Ismail
77.	Public Finance Management Multi Donor Trust Fund programs and the proposed technical assistance on the Performance-Based Budgeting	August 9, 2021	Online	Isa Rachmatarwata
78.	Shariah Prudential Conference	August 10, 2021	Online	Bambang P. S. Brodjonegoro
79.	International Conference on BioScience (ICOBiO)	August 11, 2021	Online	Bambang P. S. Brodjonegoro
80.	Seminar Nasional dan Call for Paper 4th Business, Management, Economic, and Accounting (BIEMA)	August 12, 2021	Online	Bambang P. S. Brodjonegoro
81.	Workshop 5G Security	August 12, 2021	Online	Ismail
82.	Safari Jurnalistik: Masa Depan Media Pasca Digitalisasi Televisi dan Era 5G	August 12, 2021	Online	Ismail
83.	Media Roundtable Webinar "Infrastructure for Tomorrow"	August 12, 2021	Online	Ismail
84.	Telkom Leadership Workshop	August 13, 2021	Jakarta	a.	Bambang P. S. Brodjonegoro
				b.	Arya Mahendra Sinulingga
				c.	Isa Rachmatarwata
				d.	Marcelino Rumambo Pandin
				e.	Ismail

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No.	Program	Date	Location	Commissioner
				f.	Rizal Mallarangeng
				g.	Bono Daru Adji
				h.	Wawan Iriawan
				i.	Abdi Negara Nurdin
85.	Seminar Nasional Law Research Institute Conference 2021: Hukum Ekonomi dan Teknologi	August 14, 2021	Online	Ismail
86.	Event Metro TV	August 16, 2021	Online	Isa Rachmatarwata
87.	Indonesia Smart Airport Forum 2021	August 18, 2021	Online	Ismail
88.	World SD - WAN & SASE Summit - Asia	August 19, 2021	Online	Ismail
89.	Webinar Strategi pengembangan 5G di Indonesia untuk mengkatalisasi Industri 4.0	August 20, 2021	Online	Ismail
90.	HUT 43 Tahun BPPT	August 23, 2021	Online	Bambang P. S. Brodjonegoro
91.	Workshop Data Center & B2B IT Services	August 25, 2021	Online	a.	Bambang P. S. Brodjonegoro
				b.	Arya Mahendra Sinulingga
				c.	Isa Rachmatarwata
				d.	Marcelino Rumambo Pandin
				e.	Ismail
				f.	Rizal Mallarangeng
				g.	Bono Daru Adji
				h.	Wawan Iriawan
				i.	Abdi Negara Nurdin
92.	Webinar Pengawasan Masalah Hukum	August 25, 2021	Online	Ahmad Fikri Assegaf
93.	Case Study Home Broadband at Sichuan	August 26, 2021	Online	a.	Bambang P. S. Brodjonegoro
				b.	Arya Mahendra Sinulingga
				c.	Isa Rachmatarwata
				d.	Marcelino Rumambo Pandin
				e.	Ismail
				f.	Rizal Mallarangeng
				g.	Bono Daru Adji
				h.	Wawan Iriawan
				i.	Abdi Negara Nurdin
94.	Annual Islamic Financial Conference (AIFC)	August 26, 2021	Online	Bambang P. S. Brodjonegoro
95.	Webinar LIPI	August 26, 2021	Online	Marcelino Rumambo Pandin
96.	Webinar Langkah Transformasi Digital Organisasi Masyarakat Sipil Indonesia	August 26, 2021	Online	Ismail
97.	Talkshow Interaktif Ngopi Sore: Sosialisasi 5G	August 26, 2021	Online	Ismail
98.	Kuliah Umum Studi Magister PWK UI	August 30, 2021	Online	Bambang P. S. Brodjonegoro
99.	Rekonstruksi Otonomi Khusus untuk Kesejahteraan Rakyat dalam Kerangka Penguatan NKRI	August 30, 2021	Online	Isa Rachmatarwata
100.	Webinar Seminar Nasional Informatika dan Aplikasinya (SNIA) UNJANI	August 31, 2021	Online	Bambang P. S. Brodjonegoro
101.	Investment Comittee Sinarmas Financial Service	September 3, 2021	Online	Bambang P. S. Brodjonegoro
102.	Diskusi Publik bersama Akademisi (Prof. Mukhtasor Guru Besar ITS Surabaya)	September 3, 2021	Online	Isa Rachmatarwata
103.	Webinar Intellectual and Solidarity Mulawarman Economic's Event (IT'S MEE)	September 6, 2021	Online	Bambang P. S. Brodjonegoro

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No.	Program	Date	Location	Commissioner
104.	Talkshow IBM Partners	September 8, 2021	Online	Bambang P. S. Brodjonegoro
105.	BukaTalks: Memerdekakan UMKM Untuk Indonesia Maju	September 8, 2021	Online	Bambang P. S. Brodjonegoro
106.	Pelatihan Manajemen Resiko	September 9, 2021	Online	Bambang P. S. Brodjonegoro
107.	Harvard Kennedy School Executive Education "Leading Smart Policy Design: A Multisectoral Approach to Economic Decisions"	September 16 - October 12, 2021	Online	Ismail
108.	Leadership Training Assegaf Hamzah	September 18, 2021	Jakarta	Bono Daru Adji
109.	USABC's Digital Policy Consultative Forum (DPCF): 5G and Digital Infrastructure	September 21, 2021	Online	Ismail
110.	Webinar IKAI "Tanggung Jawab Komite Audit Saat Perseroan Tersangkut Masalah Hukum Terkait Laporan Keuangan"	September 23, 2021	Online	a.	Bambang P. S. Brodjonegoro
				b.	Bono Daru Adji
				c.	Wawan Iriawan
				d.	Abdi Negara Nurdin
111.	Webinar Capacity Building Peringatan HSN 2021	September 28, 2021	Online	Marcelino Rumambo Pandin
112.	Program Penguatan Anti Korupsi untuk Penyelenggara Negara Berintegritas	September 29, 2021	Online	Isa Rachmatarwata
113.	Talkshow 4th Anniversary Celebration Sobat Cyber Indonesia	October 1, 2021	Online	Ismail
114.	Asian Financial Leaders Program	October 4, 2021	Online	Bambang P. S. Brodjonegoro
115.	IEG Leader’s Insights on Sustainable Development Goals (SDGs)	October 4, 2021	Online	Bambang P. S. Brodjonegoro
116.	Forum Dialog HUT 83 Sinarmas	October 6, 2021	Online	Bambang P. S. Brodjonegoro
117.	International Energy Conference	October 6, 2021	Online	Bambang P. S. Brodjonegoro
118.	Pemna: Advisory Services Program Online join CoP Kick Off Workshop	October 7, 2021	Online	Isa Rachmatarwata
119.	Webinar Pembangunan Berketahanan Iklim: Upaya Mengurangi Kerugian Ekonomi Akibat Bahaya Iklim	October 11, 2021	Online	Bambang P. S. Brodjonegoro
120.	Global Mobile Broadband Forum 2021	October 14, 2021	Online	Ismail
121.	FGD Reformasi Birokrasi dan Regulasi Penganggaran	October 19, 2021	Online	Isa Rachmatarwata
122.	Jakarta Geolitical Forum	October 21, 2021	Online	Bambang P. S. Brodjonegoro
123.	The World Business Angels Investment Forum	October 21, 2021	Online	Bambang P. S. Brodjonegoro
124.	Webinar Nasional PUPR SIG	October 28, 2021	Online	Bambang P. S. Brodjonegoro
125.	Webinar Business Contribution to SDGs: Challenges and Roles of Accounting	November 3, 2021	Online	Bambang P. S. Brodjonegoro
126.	COP 26 - Glasgow	November 3 - 5, 2021	Online	Bambang P. S. Brodjonegoro
127.	National Day Dubai Expo 2020	November 4, 2021	Dubai, UAE	a.	Arya Mahendra Sinulingga
				b.	Abdi Negara Nurdin
128.	The 5th KAS-CSIS Germany-Indonesia Strategic Dialogue (CSIS)	November 5, 2021	Online	Bambang P. S. Brodjonegoro
129.	Internationanl Conference on African and Asian Studies (ISCAAS)	November 7, 2021	Online	Bambang P. S. Brodjonegoro
130	Dies Natalis FEB UI	November 10, 2021	Online	Bambang P. S. Brodjonegoro
131.	Webinar Peluncuran Kajian LPEM x Grab mengenai studi dampak ekonomi Grab di NTT dan Jayapura	November 10, 2021	Online	Bambang P. S. Brodjonegoro
132.	OFID	November 15, 2021	Online	Isa Rachmatarwata
133.	Rapim Telkom Regional 6 Tahun 2021	November 16, 2021	Online	Marcelino Rumambo Pandin

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No.	Program	Date	Location	Commissioner
134.	Workshop SDGs Technological Approach for Sustainable Development in Indonesia	November 20, 2021	Online	Bambang P. S. Brodjonegoro
135.	Webinar FinFerence	November 20, 2021	Online	Bambang P. S. Brodjonegoro
136.	Webinar The Future of The Digital Economy in Indonesia	November 24, 2021	Online	Bambang P. S. Brodjonegoro
137.	Webinar Himpunan Konsultan Hukum Pasar Modal (“HKHPM”)	November 25, 2021	Online	Bono Daru Adji
138.	Webinar Outlook Ekonomi 2022	November 25, 2021	Online	Bambang P. S. Brodjonegoro
139.	Paparan oleh SKK terkait simulasi perhitungan pemberian fasilitas pajak tidak langsung & dampaknya	November 26, 2021	Online	Isa Rachmatarwata
140.	Webinar Edu Summit for Teachers	November 26, 2021	Online	Bambang P. S. Brodjonegoro
141.	Webinar Festival Karya ITS	November 27, 2021	Online	Bambang P. S. Brodjonegoro
142.	Live Metro TV - DIPA 2022	November 29, 2021	Jakarta	Isa Rachmatarwata
143.	FGD RUU IKN	November 30, 2021	Online	Isa Rachmatarwata
144.	TelkomGroup Legal Summit 2021	December 2, 2021	Yogyakarta	Bono Daru Adji
145.	Webinar Puslatbang KDOD - LAN	December 7, 2021	Online	Marcelino Rumambo Pandin
146.	Simposium Perkembangan Matematika di Indonesia	December 11, 2021	Online	Isa Rachmatarwata
147.	Business Meeting Pengembangan Inovasi & Inkubasi UNIB	December 11, 2021	Online	Marcelino Rumambo Pandin
148.	International Forum on ESG, Climate Finance and Global Cooperation for Financing SDGs	December 15, 2021	Online	Bambang P. S. Brodjonegoro
149.	Pembahasan KPK dan PPATK	December 28, 2021	Online	Isa Rachmatarwata
150.	Mekanisme pelaporan program pensiun dalam LKPP	December 29, 2021	Online	Isa Rachmatarwata

BOARD OF COMMISSIONERS’ DIVERSITY

The diversity policy for members of the Board of Commissioners takes into account the implementation of GCG principles and Law no. 39 of 1999 regarding Human Rights in the mechanism. Candidates for members of the Board of Commissioners are determined by fulfilling the aspects of diversity, non-discrimination, human rights, and the principle of fairness. The appointment or election of the Board of Commissioners takes into account the competence and expertise, integrity, and background required by the Company.

Board of Commissioners’ Diversity as of December 31, 2021

No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	Male	Economics and Planology	Bachelor
2.	Wawan Iriawan	Independent Commissioner	Male	Law	Doctoral
3.	Bono Daru Adji	Independent Commissioner	Male	Law	Master
4.	Abdi Negara Nurdin	Independent Commissioner	Male	Economy, Content and Digital	Bachelor
5.	Marcelino Rumambo Pandin	Commissioner	Male	Architect, Business Management and Technology	Doctoral
6.	Ismail	Commissioner	Male	Electrical Engineering and Telecommunication Engineering	Doctoral
7.	Rizal Mallarangeng	Commissioner	Male	Public Communication and Political	Doctoral
8.	Isa Rachmatarwata	Commissioner	Male	Mathematics	Master
9.	Arya Mahendra Sinulingga	Commissioner	Male	Civil Engineering	Bachelor

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BOARD OF COMMISSIONERS’ DOUBLE POSITION

In order to apply the principle of transparency, Telkom discloses information on the concurrent positions of the Board of Commissioners as of December 31, 2021 in the table below:

Board of Commissioners’ Double Position as of December 31, 2021

No.	Name	Telkom		Subsidiary	Other Entities
		Posotion	Other Position
1.	Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	Audit Committee, KEMPR	None	1.	Commissioner of PT Bukalapak, Tbk
					2.	Independent Commissioner of PT Astra International, Tbk
					3.	Independent Commissioner of PT TBS Energi Utama, Tbk
					4.	Commissioner of PT Combiphar
					5.	President Commissioner of PT Oligo Infrastruktur
					6.	Independent Commissioner of PT Indofood, Tbk
					7.	President Commissioner of PT Nusantara Green Energy
2.	Wawan Iriawan	Independent Commissioner	Audit Committee, KNR	None	None
3.	Bono Daru Adji	Independent Commissioner	Audit Committee, KEMPR	None	1.	Managing Partner, Assegaf Hamzah & Partners
					2.	Disciplinary Committee of PT Bursa Efek Indonesia
4.	Abdi Negara Nurdin	Independent Commissioner	Audit Committee, KNR	None	1.	Commissioner of PT Nagara Sains Ekosistem
					2.	Commissioner of PT Sugih Reksa Indotama
					3.	Co-Founder of Producer Give.ID
					4.	Commissioner of PT NSA
					5.	Founder of Maleo Music
					6.	Co-Founder and Commissioner of PT Hijau Multi Kreatif
5.	Marcelino Rumambo Pandin	Commissioner	KNR	None	None

Table of Content

No.	Name	Telkom		Subsidiary	Other Entities
		Posotion	Other Position
6.	Ismail	Commissioner	KNR, KEMPR	None	1.	General Director of Resources and Equipment of Post and Information Technology, Ministry of Communication and Information
7.	Rizal Mallarangeng	Commissioner	KNR, KEMPR	None	1.	Commissioner of PT Energi Mega Persada
8.	Isa Rachmatarwata	Commissioner	KEMPR	None	1.	General Director of Budget, Ministry of Finance
9.	Arya Mahendra Sinulingga	Commissioner	KNR, KEMPR	None	1.	Head of Public Communication Division of PMO Implementation of KPCPEN
					2.	Member of the Board of Trustees of Universitas Sumatera Utara
					3.	Special Staff III to the Minister of State-Owned Enterprises (SOE)
					4.	General Secretary of Institut Teknologi Bandung Alumni Association

BOARD OF COMMISSIONERS’ SELF ASSESSMENT POLICY

Telkom's Board of Commissioners has a self-assessment policy to assess the performance of the Board of Commissioners, in accordance with Joint Regulation of the Board of Commissioners and Directors No. 08/KEP/DK/2020 and PD.620.00/r.00/HK200/COP-M4000000/2020 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk. Self-assessment is carried out by each member of the Board of Commissioners to assess the performance of the Board of Commissioners collegially, which means that it is not an individual performance assessment. This policy is a guideline used as a form of accountability for the performance appraisal of the Board of Commissioners. With this policy, each member of the Board of Commissioners is expected to contribute to improving their performance on an ongoing basis.

INDEPENDENT COMMISSIONER

As of December 31, 2021, Telkom has a total of 9 Commissioners and 4 of them are Independent Commissioners. This amount exceeds the provisions of the Financial Services Authority Regulation No. 33/POJK.04/2014 by 30%.

Criteria for determining Independent Commissioners and appointment at the GMS refers to:

1.	Regulation of the Minister of State-Owned Enterprises No. PER-02/MBU/02/2015, which includes Formal Requirements, Material Requirements, and Other Requirements.
2.	Financial Services Authority Regulation No. 33/POJK.04/2014 regarding Directors and Board of Commissioners of Issuers or Public Companies, as follows:
a.

Not a person who works or has the authority and responsibility to plan, lead, control, or supervise the activities of the Company in the past 6 (six) months, except for the reappointment as an Independent Commissioner in the following period.

	b.	Do not have Telkom shares either directly or indirectly.
	c.	Has no affiliation with Telkom, members of the Board of Commissioners, members of the Board of Directors, or main Shareholders of Telkom.
	d.	Has no direct or indirect business relationship related to Telkom's business activities.

Table of Content

INDEPENDENCE STATEMENT

Each member of the Board of Commissioners must carry out their duties independently without any intervention from other parties. In the composition of Telkom's Board of Commissioners, there are Independent Commissioners whose requirements refer to the provisions applicable in the Capital Market environment. In accordance with Article 25 of the Financial Services Authority Regulation No. 33/POJK.04/2014, Independent Commissioners who have served for 2 terms of office (2 times for 5 years) may be reappointed by declaring their independence to the GMS and publicly disclosed in the Annual Report.

As of December 31, 2021, there is no Independent Commissioner of Telkom who has complied with these provisions. However, Telkom requires each Independent Commissioner to continue to sign an Independence Statement every year, as an effort to implement GCG

BOARD OF COMMISSIONERS’ MEETING

In accordance with Telkom's Board Manual and in line with OJK Regulation No. 33/POJK.04/2014, in particular Article 31, the Board of Commissioners is required to hold a meeting at least 1 time in 1 month or at any time deemed necessary. In addition, the Board of Commissioners is also required to hold joint meetings with the Board of Directors at least once every 3 months or at any time if necessary. During 2021, the Board of Commissioners has held 28 internal meetings and 13 joint meetings with the Board of Directors.

If more than half of the members of the Board of Commissioners are present at the held meeting, the meeting is considered a quorum. Decision making in the Board of Commissioners meeting is carried out by prioritizing deliberation for consensus. If consensus cannot be reached, then decision making is based on the majority vote of the members of the Board of Commissioners who are present or represented at the meeting. In the event that the number of votes is balanced, the decision taken is in accordance with the opinion of the Chairperson of the meeting.

The table below shows the frequency of attendance of each member of the Board of Commissioners in internal meetings and the frequency of attendance of each member of the Board of Commissioners and Board of Directors in joint meetings during 2021.

Table of Content

Board of Commissioners’ Attendance and Agenda at Internal Meetings

No.	Date	Meeting’s Agenda
1.	Thu, January 7, 2021	1.	Revision of the Company's Collegial KPIs and the Directors' Individual KPIs for 2020
		2.	Preparation of the 2021 Board of Commissioners Supervision KPI
		3.	Determination of Committee and Secretariat Performance Evaluation Method
		4.	Evaluation Results of the Implementation of the Board Manual in Formulating the Decisions of the Board of Commissioners
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
2.	Tue, January 19, 2021	1.	Use of Remuneration Survey Consultants
		2.	Retreat of the Company's Board of Commissioners and Directors
		3.	Appointment of KEMPR Members and Staff
		4.	Strategic Fit Project Uno and Project Iris
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
3.	Fri, February 19, 2021	1.	Top Talent Discussion
		2.	Others: Appointment of Mr. Sarimin Mietra Sardi as secretariat staff in the Audit Committee
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	-	√	√	√	N/A	N/A	N/A	N/A
4.	Mon, March 1, 2021	1.	Top Talent Finalization
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
5.	Wed, March 31, 2021	1.	Submission of the 2020 financial statement closing audit progress
		2.	Implementation of Integrated Whistleblowing System (WBS) Telkom and KPK
		3.	Others: End term of Employment of KEMPR members
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
6.	Thu, April 15, 2021	1.	Delivery progress of TKDN TelkomGroup
		2.	Others: Procurement of Public Accounting Firm (KAP) Services
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	-	√	√	√	√	√	√	N/A	N/A	N/A	N/A
7.	Thu, April 22, 2021	1.	Submission of Development in the Handling of Legal Cases
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
8.	Tue, May 11, 2021	1.	Preparation for AGMS for Financial Year 2020
		2.	Audit Implementation Report 2020 and Proposed Appointment of KAP 2021
		3.	Proposed Tantiem for Financial Year 2020 and Remuneration for Management for Financial Year 2021
		4.	Socialization of the Minister of SOE Regulation No. PER-06/MBU/04/2021
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
9.	Wed, May 19, 2021	1.	Discussion of Project Uno and Project Iris
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
10.	Fri, May 28, 2021	1.	Delivery progress of TKDN TelkomGroup
		2.	Others: Procurement of Public Accounting Firm (KAP) Services
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	-	N/A	N/A	√	N/A	√	N/A	√	√	-	-
11.	Fri, June 4, 2021	1.	Legal Review: Audit Committee
		2.	Proposed Appointment and Contract Extension of Members/Staff of Non-BoC Committees
		3.	Audit Committee: Update on Audit Implementation for Financial Year 2020 and Appointment of KAP for Audit Financial Year 2021
		4.	Committee for Nomination and Remuneration: Proposed Tantiem for 2020 and Honorarium for Company Management in 2021
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√

Table of Content

No.	Date	Meeting’s Agenda
12.	Mon, June 7, 2021	1.	Proposed Tantiem for Financial Year 2020 and Salary of President Director in 2021
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
13.	Mon, June 28, 2021	1.	Procedure for Determination of Subsidiary Management
		2.	Achievement of the Company's KPIs and the KPI of the Director of Digital Business
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
14.	Wed, July 21, 2021	1.	Discussion of the Proposed Changes in the Organizational Structure of the Directorate of Finance
		2.	Discussion of Strategic Fit Project Alpha
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
15.	Wed, July 28, 2021	1.	Submission of Additional Explanation of Project Alpha
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
16.	Fri, August 20, 2021	1.	Discussion on Applications for Support the Establishment of B2C DigiCo Telkomsel
		2.	Turn Around Development of Subsidiary
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
17.	Mon, August 23, 2021	1.	Progress of Project Iris
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
18.	Mon, September 6, 2021	1.	Approval Proposal of Final Draft of Implementation Strategy Document (Mid Term Plan 2022 - 2024)
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	-	N/A	√	N/A	√	√	√	√
19.	Tue, September 14, 2021	1.	Discussion of Fixed Mobile Convergence (FMC) and Open RAN
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	-	N/A	√	N/A	√	√	√	√
20.	Wed, September 15, 2021	1.	Approval Proposal of Release Commitment Budget Capex Part 2 RKAP 2021
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	-	-	N/A	N/A	√	N/A	√	N/A	-	√	√	√
21.	Fri, September 24, 2021	1.	Approval Discussion of Final Project Alpha
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	-	√	√	√
22.	Thu, September 30, 2021	1.	Additional Discussion Explanation of Project Alpha
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	-	√	√	√
23.	Tue, October 26, 2021	1.	Approval of the Charter of the Committees within the Board of Commissioners
		2.	Others:
		a.	Committee for Nomination and Remuneration Secretary's Work Contract Extension
		b.	Adjustment of Honorarium for Committee Members and Secretariat Staff of the Board of Commissioners
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	-	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
24.	Tue, November 23, 2021	1.	Approval Discussion of RKAP 2022
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
25.	Thu, December 2, 2021	1.	Discussion on the Work Program of the Board of Commissioners and Committees for 2022
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√

Table of Content

No.	Date	Meeting’s Agenda
26.	Mon, December 13, 2021	1.	Decision Making:
		a.	Capex Release Part I RKAP 2022
		b.	Withdrawal of the Company's long-term loan
		c.	Write-off of accounts receivable
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
27.	Thu, December 23, 2021	1.	Discussion of the Approval Proposal:
		a.	Release Part Two Equity Call MDI-500
		b.	Draft of the Board of Directors Regulation on Social and Environmental Responsibility
	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√
28.	Tue, December 28, 2021	1.

Discussion of the Proposal of Committee for Nomination and Remuneration on the Changes in the Telkom Digital Investment Fund (TDIF) KPI Dictionary and Appraisal Report of Project Milestone Completion For Planned 5G Initiative

	Attendance List	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		N/A	√	√	√	N/A	N/A	√	N/A	√	N/A	√	√	√	√

Remarks:

RK	Rhenald Kasali	AD	Alex Denni	AMS	Arya Mahendra Sinulingga	(1)	Up to May 28, 2021
BPSB	Bambang Permadi Soemantri Brodjonegoro	RM	Rizal Mallarangeng	BDA	Bono Daru Adji	(2)	Since May 28, 2021
IS	Ismail	CAS	Chandra Arie Setiawan	IR	Isa Rachmatarwata
MRP	Marcelino Rumambo Pandin	WI	Wawan Iriawan	ANN	Abdi Negara Nurdin
AFA	Ahmad Fikri Assegaf	MWK	Marsudi Wahyu Kisworo

Board of Commissioners’ Attendance at Internal Meetings

No.	Name	Position	Total Meetings	Total Attendances	Percentage of Attendance
					%
1.	Bambang Permadi Soemantri Brodjonegoro(2)	President Commissioner/Independent Commissioner	19	19	100
2.	Wawan Iriawan	Independent Commissioner	28	28	100
3.	Bono Daru Adji(2)	Independent Commissioner	19	19	100
4.	Abdi Negara Nurdin(2)	Independent Commissioner	19	18	95
5.	Marcelino Rumambo Pandin	Commissioner	28	25	89
6.	Ismail	Commissioner	28	26	93
7.	Rizal Mallarangeng	Commissioner	28	27	96
8.	Isa Rachmatarwata(2)	Commissioner	19	18	95
9.	Arya Mahendra Sinulingga	Commissioner	19	17	89
10.	Rhenald Kasali(1)	President Commissioner/Independent Commissioner	9	9	100
11.	Alex Denni(1)	Commissioner	9	9	100
12.	Ahmad Fikri Assegaf(1)	Commissioner	9	9	100
13.	Marsudi Wahyu Kisworo(1)	Independent Commissioner	9	9	100
14.	Chandra Arie Setiawan(1)	Independent Commissioner	9	9	100

Remarks:

Ince June 19,
(1)	Up to May 28, 2021
(2)	Since May 28, 2021

Table of Content

Board of Commissioners’ and Board of Directors’ Attendance and Agenda at Joint Meetings

No.	Date	Meeting’s Agenda
1.	Wed, January 27, 2021	1.	Performance Ytd December 2020
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
2.	Tue, February 23, 2021	1.	Performance Ytd January 2021
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
3.	Thu, March 25, 2021	1.	Performance Ytd February 2021
		2.	Others: Discussion of Collegial and Individual KPI in 2021
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
4.	Mon, April 26, 2021	1.	Performance Ytd March 2021
		2.	Submission of Proposals for Amendment to Pension Fund Regulations
		3.	Preparation for Annual GMS of 2020 Financial Year
		4.	Others: Submission of several insights from the result of work visit closing the Pesona Papua activity
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
5.	Tue, May 25, 2021	1.	Performance Ytd April 2021
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	-	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	-		√	√	√		√	√
6.	Thu, June 24, 2021	1.	Performance Ytd May 2021
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
7.	Thu, July 29, 2021	1.	Performance Ytd June 2021
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
8.	Tue, August 30, 2021	1.	Performance Ytd July 2021
		2.	Others:
		a.	IndiHome repair progress
		b.	Company KPI 2021
		c.	Closing and information disclosure plan of Project Edelweiss-Tupai
		d.	Submission of the Final Draft Strategy Implementation Document (Mid Term Plan/CSS)
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√

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No.	Date	Meeting’s Agenda
9.	Wed, September 29, 2021	1.	Performance Ytd August 2021
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
10.	Fri, October 29, 2021	1.	Performance Ytd September 2021
		2.	Others:
		a.	Corporate Communication Strategy in Preparing the Narrative of the TelkomGroup as a Digital Telco and Escorting the Narrative of Strategic Initiatives at Telkom and its Subsidiaries
		b.	Submission of 2022 RKAP Proposal
		c.	Telkom Pension Fund Regulation (PDP) Report
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
11.	Thu, November 25, 2021	1.	Discussion of the Final Proposal and Ratification of 2022 RKAP
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
12.	Thu, November 30, 2021	1.	Performance of Ytd October 2021
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		N/A	√		√	√	√		√	√
13.	Fri, December 24, 2021	1.	Company’s Performance Ytd November 2022
		2.	Update on Case Handling and Monitoring of PINS
	Attendance List of BOC	RK(1)	BPSB(2)	IS	MRP	AFA(1)	AD(1)	RM	CAS(1)	WI	MWK(1)	AMS(2)	BDA(2)	IR(2)	ANN(2)
		√	N/A	√	√	√	√	√	√	√	√	N/A	N/A	N/A	N/A
	Attendance List of BOD	RA	HW	DR(1)		BW(2)	EW		HS	FMRV	AF		BSW	MFR
		√	√	√		-	√		√	√	√		√	√

Remarks:

Nce June
RK	Rhenald Kasali	WI	Wawan Iriawan	DR	Dian Rachmawan	(1)	Up to May 28, 2021
BPSB	Bambang Permadi Soemantri Brodjonegoro	MWK	Marsudi Wahyu Kisworo	BW	Bogi Witjaksono	(2)	Since May 28, 2021
IS	Ismail	AMS	Arya Mahendra Sinulingga	EW	Edi Witjara
MRP	Marcelino Rumambo Pandin	BDA	Bono Daru Adji	HS	Heri Supriadi
AFA	Ahmad Fikri Assegaf	IR	Isa rachmatarwata	FMVR	FM Venusiana R.
AD	Alex Denni	ANN	Abdi Negara Nurdin	AF	Afriwandi
RM	Rizal Mallarangeng	RA	Ririek Adriansyah	BSW	Budi Setyawan Wijaya
CAS	Chandra Arie Setiawan	HW	Herlan Wijanarko	MFR	Muhamad Fajrin Rasyid

Board of Commissioners’ Attendance at Joint Meetings

No.	Name	Position	Total Meetings	Total Attendances	Percentage of Attendance
					%
1.	Bambang Permadi Soemantri Brodjonegoro(1)	President Commissioner/Independent Commissioner	8	8	100
2.	Wawan Iriawan	Independent Commissioner	13	13	100
3.	Bono Daru Adji(1)	Independent Commissioner	8	8	100
4.	Abdi Negara Nurdin(1)	Independent Commissioner	8	8	100
5.	Marcelino Rumambo Pandin	Commissioner	13	13	100

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No.	Name	Position	Total Meetings	Total Attendances	Percentage of Attendance
					%
6.	Ismail	Commissioner	13	13	100
7.	Rizal Mallarangeng	Commissioner	13	13	100
8.	Isa Rachmatarwata(1)	Commissioner	8	8	100
9.	Arya Mahendra Sinulingga	Commissioner	8	8	100
10.	Rhenald Kasali(1)	President Commissioner/Independent Commissioner	5	5	100
11.	Alex Denni(2)	Commissioner	5	4	80
12.	Ahmad Fikri Assegaf(2)	Commissioner	5	5	100
13.	Marsudi Wahyu Kisworo(2)	Independent Commissioner	5	5	100
14.	Chandra Arie Setiawan(2)	Independent Commissioner	5	5	100

Remarks:

(1)	Since May 28, 2021
(2)	Up to May 28, 2021

Board of Directors’ Attendance at Joint Meetings

No.	Name	Position	Total Meetings	Total Attendances	Percentage of Attendance
					%
1.	Ririek Adriansyah	President Director	13	13	100
2.	Herlan Wijanarko	Director of Network & IT Solution	13	13	100
3.	Dian Rachmawan(1)	Director of Wholesale & International Service	5	5	100
4.	Bogi Witjaksono(2)	Director of Wholesale & International Service	8	7	88
5.	Edi Witjara	Director of Enterprise & Business Service	13	12	92
6.	Heri Supriadi	Director of Finance & Risk Management	13	13	100
7.	FM Venusiana R.	Director of Consumer Service	13	13	100
8.	Afriwandi	Director of Human Capital Management	13	13	100
9.	Budi Setyawan Wijaya	Director of Strategic Portfolio	13	13	100
10.	Muhamad Fajrin Rasyid	Director of Digital Business	13	13	100

Remarks:

(1)	Up to May 28, 2021
(2)	Since May 28, 2021

BOARD OF COMMISSIONERS’ PERFORMANCE ASSESSMENT

Performance of the Board of Commissioners is evaluated by the Shareholders at the AGMS, based on Report on the Performance of the Board of Commissioners which is accounted for for the current financial year. The performance evaluation includes the level of participation of members of the Board of Commissioners in Company meetings and activities, achievement of targets, and work targets, both in carrying out their functions as members of the Board of Commissioners and as Committee members.

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In general, the Board of Commissioners is in charge of supervising management policies and the course of management both regarding the Company and the Company's business carried out by the Board of Directors. In addition, the Board of Commissioners is also tasked with providing advice to the Board of Directors, including supervising the implementation of the Company's Long Term Plan, Company's Annual Work Plan and Budget, provisions of the Articles of Association and GMS Resolution, as well as law and regulation, for the benefit of the Company in accordance with the aims and objectives of the Company. These tasks have been formulated in the form of Key Performance Indicators (KPI) for the supervision of the Board of Commissioners whose achievements are evaluated every 3 (three) months. The aggregation of evaluation results in 2021 shows that the Board of Commissioners has carried out its supervisory duties well.

Board of Commissioners’ Performance Assessment Based on KPI Year 2021

Key Performance Indicators	Achievement Score
	Point	Score
Planning	18	105
Supervision and Direction	28	110
Reporting	18	100
Dynamic	36	100
Point	100	103

In addition, the performance of the Board of Commissioners is also assessed through a GCG assessment, referring to Resolution of Secretary of the Ministry of SOE No. SK-16/S.MBU/2012 regarding Indicators/Parameters of Assessment and Evaluation of the Implementation of Good Corporate Governance (GCG) in SOE.

COMMITTEE UNDER BOARD OF COMMISSIONERS’ ASSESSMENT

Audit Committee, Nomination and Remuneration Committee, and Planning and Risk Evaluation and Monitoring Committee assist the Board of Commissioners in carrying out their duties. The Committee's performance appraisal is carried out annually by the Board of Commissioners and for 2021, the assessment is carried out with KPI self assessment. Throughout 2021, these Committees generally performed well, and were able to carry out their duties and responsibilities as presented in the table below.

Performance of The Committees Under the Board of Commissioners in 2021

Committees	Score (%)
Audit Committee	100
Committee for Nomination and Remuneration	100
Committee for Planning and Risk Evaluation and Monitoring	100

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BOARD OF DIRECTORS’ PERFORMANCE ASSESSMENT

Key Performance Indicator (KPI) is one of the measuring tools that can be used in assessing the performance of the Board of Directors. The formal basis for this assessment is the Minister of SOE Regulation Number: PER-11/MBU/11/2020 dated November 12, 2020 regarding Management Contracts and Annual Management Contracts for Directors of State-Owned Enterprises, which contain:

1.

Obligation to sign the Management Contract by the Board of Directors. The Management Contract contains the promise or statement of the prospective members of the Board of Directors, namely that if he/she is reappointed/reappointed as a members of the Board of Directors, he/she promises to fulfill all the targets set by the GMS/Minister, including KPI that have been previously determined, and apply the principles of Good Corporate Governance.

2.	Performance appraisal based on KPI is determined collegially for the President Director, and individually for each member of the Board of Directors.
3.	The establishment of five perspectives in collegial preparation of the KPI for the Board of Directors, namely:
	a.	Economic and social values for Indonesia;
	b.	Business model innovation;
	c.	Technology leadership;
	d.	Increased investment; and
	e.	Talent development.

The KPI for the Board of Directors individually consists of Joint/Collegiate KPI and Directorate KPI.

The calculation of the achievement of the Board of Directors KPI is collegially and individually was reviewed by the Public Accountant Office (KAP) which audits Telkom’s financial statements. The collegial achievement report of KPI is presented in Board of Directors’ Collegiate Assessment section of this Annual Report.

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AUDIT COMMITTEE

Under the Board of Commissioners, there is an Audit Committee that assists in its supervisory duties and functions, in accordance with OJK Regulation No. 55/POJK.04/2015 dated December 23, 2015, the provisions of US SEC Exchange Act 10A-3, the principles of Good Corporate Governance (GCG), Regulation of Minister of State-Owned Enterprises Number PER-12/MBU/2012, and other regulations. This committee works based on Regulation of the Board of Commissioners No. 11/KEP/DK/2021 regarding Guidelines for Work Implementation (Charter) of the Company's Audit Committee (Persero) PT Telekomunikasi Indonesia Tbk.

AUDIT COMMITTEE’S SCOPE, DUTIES, AND RESPONSIBILITIES

Telkom's Audit Committee has the following scope, duties and responsibilities:

1.	Supervision of Financial Information
	a.	Reviewing the process of preparing financial statements whether it has been carried out in accordance with applicable regulations, policies and systems, and procedures;
	b.	Reviewing the financial information to be published by the Company such as financial report, projection, and other financial information;
c.

Ensuring that financial statements and other related information have been presented based on correct and accurate financial or management accounting data and information in accordance with generally accepted accounting principles.

2.	Supervision of Internal Audit
	a.	Evaluating the Annual Audit Work Program (PKAT) and the Internal Audit Annual Non-Audit Work Program (PKNAT);
	b.	Monitor the effectiveness of the Company's Internal Audit;
	c.	Monitor the implementation of follow up to the findings of the internal auditors and/or findings as well as Management Letter (recommendations) of the external auditors by the Board of Directors;
	d.	Monitor status and follow up on significant issues;
	e.	Evaluate regularly and recommend improvements to the Internal Audit Charter.
3.	Oversight of Internal Control
	a.	Monitor the adequacy of management's efforts to establish and operate effective internal controls, particularly internal control over financial reporting;
b.

Immediately conduct discussions if the findings and matters indicate weaknesses and/or obstacles in internal control, inefficiency in the Company's activities, errors in the application of accounting standards, and violations of applicable laws and regulations.

4.	Supervision of External Audit
	a.	Assist the Board of Commissioners in the process of appointing a prospective independent auditor who will carry out an integrated audit of the Company and its consolidated Subsidiaries;
	b.	Provide recommendations to the Company's Board of Commissioners regarding the appointment of AP and/or KAP to provide audit services;
	c.	Provide pre-approval for non-audit services to be assigned to independent auditors;
d.

Conduct oversight of the integrated audit process in the Company and the audit process for Subsidiaries whose financial statements are consolidated into the Company's consolidated financial statements;

	e.	Provide an independent opinion in the event of a difference of opinion between management and the independent auditor;
	f.	Evaluating the implementation of audit services on annual historical financial information by AP and/or KAP.

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5.	Supervision of Compliance with Regulations and Legislation and Complaints Related to the Accounting and Financial Reporting Process
a.

Reviewing compliance with laws and regulations related to the Company's business activities including but not limited to laws and regulations in the Capital Market, taxation, and/or regulations related to Good Corporate Governance, as well as regulations other laws and regulations related to financial reporting risks;

b.

Provide a means to receive, review, and follow up on complaints (Whistleblowers) covering the Company, Subsidiaries and affiliates (Definition of affiliation as regulated in Law No. 8 of 1995 regarding Capital Market, Article 1 number 1);

	c.	Ensure that the Company's management creates a work culture that encourages every employee to comply with the Company's code of ethic.
6.	Carry out other duties assigned by the Board of Commissioners.
7.	Maintain the confidentiality of the documents, data, and information of the Company and its consolidated Subsidiaries.

In addition, Telkom divides the duties between Audit Committee and KEMPR, in accordance with Resolution of the Board of Commissioners No. 12/KEP/DK/2021 dated November 29, 2021 regarding Guidelines for the Implementation of Work (Charter) of Committee for Planning and Risk Evaluation and Monitoring (KEMPR) of PT Telekomunikasi Indonesia, Tbk. The division of tasks regulates, namely:

1.	Audit Committee analyzes and monitors the Company’s compliance to the Capital Market Regulation where the Company’s stock is listed, especially related to the financial reporting risk.
2.	KEMPR analyze and monitor the Company’s compliance to laws and regulation related to business of the Company.

AUDIT COMMITTEE’S COMPOSITION

Audit Committee at Telkom must have at least 3 members, chaired by an Independent Commissioner, and 2 other members must be independent parties, in accordance with OJK Regulations and US SEC Regulations.

One of the resolutions of the AGMS on May 28, 2021 stipulates an amendment in the composition of the Board of Commissioners, including the amendment of members of the Independent Commissioner. Consequently, membership of Telkom’s Audit Committee also underwent changes, and the latest changes have been stated in Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021 regarding Membership Composition of Audit Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk which states that the members of Audit Committee are as follows:

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Audit Committee’s Composition as of December 31, 2021

Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Bono Daru Adji* Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Members	Bambang P.S. Brodjonegoro* President Commissioner/Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Wawan Iriawan * Independent Commissioner

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

September 1, 2020 - Present
	Abdi Negara Nurdin * Independent Commissioner	Resolution of the Board of Commissioners No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	June 8, 2021 - Present
Emmanuel Bambang Suyitno Independent Member/ Financial Expert

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020 No. 05/KEP/DK/2021 dated June 8, 2021, and finally re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

September 1, 2020 - Present
	Edy Sihotang Independent Member/ Forensic Audit Expert	Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.	August 2, 2021 - Present

Remark:

*	Profile of Audit Committee members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

Resolution of the Board of Commissioners dated August 2, 2021 is the legal basis for the dismissal of the previous Audit Committee. However, several old members were later reappointed and joined the new Audit Committee, namely Mr. Wawan Iriawan and independent member Mr. Emmanuel Bambang Suyitno.

Audit Committee’s Composition as of December 31, 2020

Position	Name	Double Position Status
Chairman	Chandra Arie Setiawan*	Independent Commissioner
Members	Marcelino Rumambo Pandin*	Commissioner
	Marsudi Wahyu Kisworo*	Independent Commissioner
	Wawan Iriawan*	Independent Commissioner
	Ahmad Fikri Assegaf*	Commissioner
	Sarimin Mietra Sardi	Independent Member/Financial Expert
	Emmanuel Bambang Suyitno	Independent Member/Financial Expert

Remark:

*	Profile of Audit Committee members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

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AUDIT COMMITTEE MEMBER’S PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ DOUBLE POSITION

Emmanuel Bambang Suyitno

Independent Member/Financial Expert

Profile

Age	: 51 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2007	MBA, Institut Pengembangan Manajemen Indonesia (IPMI) International Business School, Indonesia
1995	Bachelor Degree in Accounting, Universitas Indonesia, Indonesia

Basis of Appointment

Resolution of the Board of Commissioners No. 17/KEP/DK/2020 dated September 1, 2020, then amended and re-established through Resolution of the Board of Commissioners No. 08/KEP/DK/2021 on August 2, 2021.

Term of Service

September 1, 2020 up to present.

Duties and Responsibilities

Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, the effectiveness of internal control over financial reporting.

Career Experiences

2020 - Present	Independent Member/Financial Expert of Audit Committee.
2017 - 2020	Corporate Secretary Division, PT PP Presisi Tbk.
2016 - 2017	SVP - Head of Investor Relations, Corporate Finance, MIS & Audit, Lucky Group of Indonesia.
2014 - 2016	Audit Committee Member, PT Danareksa Persero.
1994 - 2014

Audit Committee, Risk Management and Audit, Corporate Secretary, Investor Relations, Corporate Finance, ChemOne Holdings Pte Ltd, PT Indika Energy Tbk, PT. Surya Citra Media Tbk, PT. Kopitime Dot Com Tbk, Jan Darmadi Group, Ernst and Young.

Certificates and Professional Licenses

2019	Certification in Audit Committee Practices (CACP), Ikatan Komite Audit Indonesia.
2015	Indonesia Registered Accountant (RNA) by Ministry of Finance of the Republic of Indonesia.
2014	Chartered of Accountant by International Federation of Accountants (IFAC), Ikatan Akuntan Indonesia (IAI).

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Edy Sihotang

Independent Member/Financial & Forensic Audit Expert

Profile

Age	: 57 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

1997	MBA, University of Illinois at Urbana-Champaign, USA
1991	Diploma IV in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia
1985	Diploma III in Accounting, Sekolah Tinggi Akuntansi Negara, Indonesia

Basis of Appointment

Resolution of the Board of Commissioners No. 08/KEP/DK/2021 dated August 2, 2021.

Term of Service

September 2, 2021 up to present.

Duties and Responsibilities

Served to oversee and monitor the integrated audit process, the process of consolidating financial statements, the effectiveness of internal control over financial reporting.

Career Experiences

2021 - Present	Independent Member/Financial & Forensic Audit Expert
2019 - 2020	Vice President Investigation & WBS, PT Pertamina (Persero)
2018 - 2019	Head of Internal Audit, PT Pertamina Geothermal Energy
2013 - 2017	Head of Internal Audit, PT Pertamina Internasional Eksplorasi dan Produksi
2009 - 2012	GCG & Compliance, Corporate Secretary, PT Pertamina (Persero)
2006 - 2009	Head of Internal Auditor/Inspector, Badan Rehabilitasi dan Rekonstruksi NAD-Nias
1999 - 2005	Widyaiswara/Lecturer, Badan Pendidikan dan Pelatihan Keuangan, Department of Finance
1997 - 1998	Auditor, Public Accounting Firm (KAP) Hadori, Soejatna & Rekan
1995 - 1997	Auditor, Badan Pengawasan Keuangan dan Pembangunan (BPKP)

Professional Licenses and Certificates

2021	Certification of Audit Committee Practices (CACP), Ikatan Komite Audit Indonesia
2019	Certified Forensic Auditor (CFrA), Lembaga Sertifikasi Profesi Auditor Forensik, Indonesia
2014	Chartered Accountant (CA), Ikatan Akuntan Indonesia
2014	Certified Control Self-Assessment (CCSA), Institute of Internal Auditor, USA
2013	Certified Risk Management Assurance (CRMA), Institute of Internal Auditor, USA
2012	Qualified Internal Auditor (QIA), Institute of Internal Auditor, Indonesia
2011	Certified Internal Auditor (CIA), Institute of Internal Auditor, USA
2009	Certified Fraud Examiner (CFE), Association of CFE, USA
1996	Certified Public Accountant (CPA), USA

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AUDIT COMMITTEE INDEPENDENCE

Telkom Audit Committee members must always have integrity and be independent in carrying out their duties and responsibilities. All members of Audit Committee are required to sign an integrity and independence pact so that Telkom is confident that every decision taken through Audit Committee will be free from pressure from other parties as a form of commitment to independence.

AUDIT COMMITTEE’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Telkom has summarized the performance and implementation of Audit Committee's activities during 2021 Financial Year in Committee's Activity Report, which contains:

1.

Evaluate the Independent Auditors who audit the Company's consolidated financial statements for the 2020 Financial Year and provide recommendations to the Board of Commissioners regarding the appointment of an independent auditor who will audit the Company's consolidated financial statements for the 2020 Financial Year

a.

Audit Committee prepares an evaluation report on the audit of the Company's consolidated financial statements for the 2020 Financial Year submitted to the Board of Commissioners and the Financial Services Authority (OJK).

b.

Based on the Audit Committee's report on the results of the evaluation of the audit of the Company's consolidated financial statements for the 2020 Financial Year, the Board of Commissioners proposes an independent auditor to audit consolidated financial statements in 2021 at the 2020 Annual General Meeting of Shareholders of the Company.

2.	Supervise the Integrated Audit process for the 2020 Financial Year and 2021 Financial Year
a.

Audit Committee has conducted discussions with management (VP Financial Policy, SGM Shared Service of Finance), Internal Auditors and Independent Auditors of KAP Purwantono, Sungkoro & Surja a member firm of Ernst & Young Global Limited (KAP PSS/EY) related to the quality and acceptability of accounting standards financial statements applied by the Company, significant accounting estimates and judgments, and the adequacy of disclosures in the consolidated financial statements, and the effectiveness of internal controls implemented by management, so that the quantity and quality of financial statements issued by management are presented fairly and there are no material misstatements.

b.

Audit Committee has reviewed and discussed audited consolidated financial statements and notes to the consolidated financial statements in the Annual Report (Form 20F) with Company management. Regarding the Company's risk management, Audit Committee supervises and monitors fraud risk, and financial reporting risks that may have a material impact on the presentation of financial statements.

c.

Audit Committee reviews and discusses with the Independent Auditor (KAP PSS/EY) the management's compliance with the implementation of Capital Market regulations and other regulations relating to the Company's business following PSA 62 standards which began an audit in 2017.

	d.	Audit Committee discussed with KAP PSS/EY regarding the Integrated Audit plan for the 2021 Financial Year.
	e.	Audit Committee has discussed developments - the interim Integrated Audit for the 2021 Financial Year as well as the Early Warning Report (EWR).

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3.	Reviewing and supervising the work plan and implementation of the Internal Auditor Unit for the 2021 Financial Year
a.

Audit Committee has conducted a review and discussion of the proposed 2021 Internal Audit Unit work program associated with risks that would occur in 2021 before the work program is determined by management.

b.

Audit Committee conducts quarterly discussions of findings and recommendations on the results of the audit process and internal consultations from the Internal Audit unit, including monitoring the follow up completed by management.

	c.	Audit Committee has discussed significant issues as well as the follow-up development that have been carried out and or will be carried out.

4.	Supervise the audit process of the Corporate Social Responsibility (CSR) carried out by the Community Development Center Unit (CDC) for the 2021 Financial Year

Audit Committee has conducted discussions with CDC Management and Independent Auditors (KAP PSS/EY) related to the implementation of the Corporate Social Responsibility (CSR) in 2021, the audit process for TJSL Program's financial statements for the 2021 Financial Year, and Agreed Upon Procedures (AUP) for compliance with regulations that apply in the management of TJSL Program.

5.	Conducting discussion of the Company's Consolidated Financial Statements Quarterly

Audit Committee has conducted discussions with management regarding the Company's consolidated financial statements quarterly before the financial statements are reported to the Financial Services Authority and the Stock Exchange, so that the quality of financial reports issued by management is presented fairly, has sufficient disclosure and there are no material misstatements.

6.	Conducted a joint study with Committee for Planning and Risk Evaluation and Monitoring (KEMPR)
Audit Committee has held joint discussions regarding special assignments given by the Board of Commissioners.

7.	Prepare the Audit Committee Annual Work Program

Audit Committee has prepared and discussed the annual work program of the Audit Committee together with the Board of Commissioners to ensure that the work program includes all the duties and responsibilities that have been arranged and stipulated in the charter as well as special tasks assigned by the Board of Commissioners.

8.	Reviewing information on complaints that have been submitted through the Whistleblowing System (WBS) program for the 2021 Financial Year

To provide opportunities and convenience to all parties in submitting complaints both by TelkomGroup employees and from outside TelkomGroup (third parties), Audit Committee has prepared a Whistleblower application system so that it can be accessed easily from e-mail, telephone, and fax. At the end of 2021, Audit Committee together with management have initiated the renewal of WBS to make it more integrity and independent.

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AUDIT COMMITTEE’S MEETING

Audit Committee is required to hold a Committee Meeting at least once a month, in accordance with Telkom's Audit Committee Charter. This provision is more intensive when compared to the minimum provisions for Committee Meetings regulated in OJK Regulation No. 55/ POJK.04/2015 dated December 23, 2015 regarding Establishment and Guidelines for Work Implementation of Audit Committee, particularly in Article 13, which states that Audit Committee holds regular meetings at least once every 3 months. Throughout 2021, Audit Committee has held 43 Committee Meetings with the attendance rate as presented in the table below.

Audit Committee’s Meeting Attendances 2021

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Chandra Arie Setiawan(1)	30	28	93
2.	Ahmad Fikri Assegaf(1)	30	27	90
3.	Marcelino Rumambo Pandin(1)	30	25	83
4.	Marsudi Wahyu Kisworo(1)	30	25	83
5.	Wawan Iriawan	43	43	100
6.	Bono Daru Adji(2)	13	13	100
7.	Bambang P. S. Brodjonegoro(2)	13	13	100
8.	Abdi Negara Nurdin(2)	13	12	92
9.	Edy Sihotang(3)	10	10	100
10.	Emmanuel Bambang Suyitno	43	43	100
11.	Sarimin Mietra Sardi(4)	13	13	100

Remarks:

(1)	Up to May 28, 2021
(2)	Since June 8, 2021
(3)	Since August, 2021
(4)	Up to Februari 28, 2021

AUDIT COMMITTEE’S EDUCATION AND TRAINING

Members of Telkom Audit Committee regularly attend various trainings, seminars and workshops with the aim of improving and developing competencies related to the implementation of the duties and functions of Audit Committee. The following table presents information related to the training that has been attended by members of Audit Committee during 2021.

Education and Training of Audit Committee in 2021

No.	Name	Training Program		Date	Location
1.	Emmanuel Bambang Suyitno	a.	Amplifying Business Resillience with Digital Technology	March 31, 2021	Jakarta (Virtual)
		b.	Pengetahuan Dasar Anti Korupsi dan Integritas	June 10, 2021	Jakarta (Virtual)
		c.	ISO 37301: 2021, Compliance Management System-Requirement with Guidance for Use	June 23, 2021	Jakarta (Virtual)
		d.	Cyber Risk Management: Stop Cyber Attacks Before They Stop You	July 15, 2021	Jakarta (Virtual)
		e.	Kontribusi Ekonomi Digital Sebagai Strategi Pemulihan Ekonomi Di Era New Normal	July 25, 2021	Jakarta (Virtual)
		f.	Dampak UU Cipta Kerja Terhadap Akuntansi & Perpajakan	August 7 - 8, 2021	Jakarta (Virtual)
		g.	Effective Technique for Internal Audit	August 28 - 29, 2021	Jakarta (Virtual)
		h.	Fraud Prevention & Detection	September 4, 2021	Jakarta (Virtual)
		i.	Sustainability Reporting & Sustainable Finance	September 10, 2021	Jakarta (Virtual)
		j.	SA500 Bukti Audit Berbasis ISA	September 18, 2021	Jakarta (Virtual)

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No.	Name	Training Program		Date	Location
		k.	Tanggung Jawab Komite Audit Saat Perseroan Tersangkut Masalah Hukum Terkait Laporan Keuangan	September 23, 2021	Jakarta (Virtual)
		l.	Blockchain: The Future is Here	September 24, 2021	Jakarta (Virtual)
		m.	Memahami Siklus Audit Berbasis Risiko	September 25 - 26, 2021	Jakarta (Virtual)
		n.	Accelerating ESG: Benefits to Creating the Competitive Advantage	September 27, 2021	Jakarta (Virtual)
		o.	Masa Depan Bank Digital di Indonesia	October 14, 2021	Jakarta (Virtual)
		p.	Implementasi Forensic Accounting Dalam Mendeteksi Fraud	October 23, 2021	Jakarta (Virtual)
		q.	Establish Robust Anti Fraud Management System	November 27, 2021	Jakarta (Virtual)
2.	Edy Sihotang	a.	Tanggung Jawab Komite Audit Saat Perseroan Tersangkut Masalah Hukum Terkait Laporan Keuangan	September 23, 2021	Jakarta (Virtual)
		b.	Accelerating ESG: Benefits to Creating the Competitive Advantage	September 27, 2021	Jakarta (Virtual)
		c.	Hubungan Kerja SPI terhadap Komisaris dan Direksi secara Efektif	November 16, 2021	Jakarta (Virtual)

Remark:

*	Education and Training of Audit Committee members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners.

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COMMITTEE FOR NOMINATION AND REMUNERATION

Telkom has Committee for Nomination and Remuneration (KNR) as a form of GCG implementation. This committee is tasked with assisting the Board of Commissioners in fulfilling their responsibilities related to remuneration decisions, submission of Top Talent proposals, and nominations for the Board of Directors and the Board of Commissioners of Subsidiaries. With KNR, Telkom hopes that the selection process and remuneration policy-making can be carried out in accordance with professional and independent considerations without any pressure from other parties.

The establishment of Committee for Nomination and Remuneration (KNR) refers to OJK Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration for Issuers or Public Companies and Minister of SOE Regulation No. PER-06/MBU/04/2021 dated April 13, 2021 regarding Amendments to Minister of SOE Regulation No. PER-12/MBU/2012 regarding Supporting Organs for the Board of Commissioners/Supervisory Board of SOE, as an external regulation.

Internally, the provisions regarding KNR are regulated in Committee for Nomination and Remuneration Charter, which is stipulated by Resolution of the Board of Commissioners No. 12/KEP/DK/2021 dated November 29, 2021 regarding Guidelines for the Implementation of Work (Charter) of Committee for Nomination and Remuneration of the Company (Persero) PT Telekomunikasi Indonesia, Tbk. The guidelines contain the working procedures of the KNR whose task is to assist the Board of Commissioners in overseeing the determination of qualifications and the nomination process, as well as the remuneration of the Board of Commissioners, Board of Directors, and executive officers.

KNR’S SCOPE, DUTIES, AND RESPONSIBILITIES

KNR’s scope, duties, and responsibilities are as follows:

1.	For Nomination
	a.	Conduct regular review of the Company's Talent Management System as well as monitoring and evaluating its implementation.
	b.	Evaluating the talent classification system and procedure carried out by the Board of Directors.
c.

Validate and calibrate talents proposed by the Board of Directors to the Board of Commissioners/Supervisory Board (selected talent) to produce a list of talents that will be nominated by the Board of Commissioners/Supervisory Board (nominated talent) to the GMS/Minister.

d.

Evaluate the candidates for representatives of the Company who will be proposed as members of the Board of Directors or the Board of Commissioners of the Company's Subsidiaries, prior to submission to the GMS/Minister.

	e.	Reviewing the proposed organizational structure of the Company one level below the Board of Directors proposed by the Board of Directors, referring to the principles of good corporate governance.
f.

Assist the Board of Commissioners who together with or consult with the Board of Directors in selecting candidates for strategic positions within the Company in accordance with the provisions in the Company's Articles of Association, including the management of Subsidiaries.

	g.	Provide recommendations to the Board of Commissioners to be submitted to Series A Dwiwarna Shareholders regarding:
		i	Proposed composition of position for members of the Company's Board of Directors.
		ii	Candidates for members of the Board of Directors and Commissioners of Subsidiaries comply with the threshold.
		iii	Candidates for President Director and President Commissioner of all the Company's Subsidiaries.
	h.	Develop policies and criteria needed in the nomination process for candidates for members of the Board of Directors including the management of the Company's Subsidiaries.

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2.	For Remuneration
a.

Provide recommendation to the Board of Commissioners to be submitted to the GMS through the Series A Dwiwarna Shareholder regarding the policy, amount and/or structure of the remuneration of the Board of Directors and the Board of Commissioners by taking into account:

		i.	Remuneration applicable in the telecommunications industry;
		ii	The duties, responsibilities and authorities of the members of the Board of Directors and/or the Board of Commissioners are related to the achievement of the goals and performance of the Company;
		iii.	Performance targets for each member of the Board of Directors and Board of Commissioners.
b.

Propose remuneration for the Board of Directors and Board of Commissioners in the form of salary or honorarium, fixed allowances and facilities as well as variable incentives to the Board of Commissioners at least once in 1 (one) year.

	c.	Propose indicators and performance evaluations (Key Performance Indicators) for the Board of Commissioners.
	d.	Prepare proposal for individual performance evaluation systems (Individual Key Performance Indicators) for members of the Board of Directors.
	e.	Develop and monitor the implementation of Performance Achievement Indicators (KPI) both Collegial KPI and Directors' Individual KPI.
	f.	Deliver the progress of the realization of the Performance Achievement Indicators (KPI) to the Shareholder/Minister in accordance with the provisions of the legislation.
	g.	Evaluating the remuneration policy for employees who require approval/response from the Board of Commissioners/Supervisory Board.
	h.	Develop competency development programs for Committee members and/or members of the Board of Commissioners.

The Chairman of the KNR is responsible for coordinating and providing direction for the implementation of the Committee's duties and responsibilities. KNR secretary is tasked with assisting the Chairman in managing administration, documents, and activities. Meanwhile, Committee members are the parties who absorb aspirations and formulate recommendations regarding the nomination and remuneration of the Board of Directors and Board of Commissioners, as well as executive officers.

In Letter of Minister of SOE number S.675/MBU/10/2018 dated October 18, 2018, regarding approval of proposals, limits and/or criteria for the authority of the Board of Commissioners of PT Telekomunikasi Indonesia (Persero) Tbk, there is a division of authority for the nomination of the Company's representatives in management of the Company's Subsidiaries, then:

1.	The authority of Series A Dwiwarna shareholder is for:
	a.	President Director and President Commissioner of the Company's subsidiaries.
	b.	Company management (Directors and Commissioners), with total assets ≥ 50% of total parent assets and/or subsidiary revenue ≥ 50% of parent revenue.
2.

The authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk is for the Director (other than the President Director) and the Board of Commissioners (other than the President Commissioner) in the Company's subsidiary with a total asset ≤ 50% of the total assets of the parent company, and/or a subsidiary with revenue ≤ 50% of the parent company's total revenue.

In 2021, KNR Telkom has conducted a Feasibility and Compliance Test for 18 (eighteen) times for 18 (eighteen) management positions (target positions) with 62 candidates in 8 (eight) Subsidiaries, as a follow-up to Letter of Minister of SOE number S.675/MBU/10/2018, dated October 18, 2018.

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KNR’S COMPOSITION

Telkom's Board of Commissioners issued Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021 regarding Membership Composition of Committee for Nomination and Remuneration of PT Telekomunikasi Indonesia, Tbk. The Resolution was issued by the Board of Commissioners because it refers to OJK Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration of Issuers or Public Companies stipulates that the number of members of Committee for Nomination and Remuneration are at least 3 people with the provision that 1 Chairman who is concurrently a member is an Independent Commissioner, and the other two members may come from members of the Board Commissioners, parties from outside the Company, as well as parties holding managerial positions under the Board of Directors in charge of human resources.

The following table presents information regarding the composition of Telkom's KNR members as of December 31, 2021.

Committee for Nomination and Remuneration’s Composition as of December 31, 2021

Asis of
Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Wawan Iriawan * Independent Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 8, 2020 - Present
Members	Rizal Mallarangeng* Commissioner	Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 and updated with Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 29, 2020 - Present
	Arya Mahendra Sinulingga * Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 8, 2021- Present
Ismail * Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated December 17, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021

May 29, 2019 - Present
Marcelino Rumambo Pandin * Commissioner

Resolution of the Board of Commissioners No. 06/KEP/DK/2019 dated December 17, 2019, updated several times with the latest amendment based on Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021

May 29, 2019 - Present
	Abdi Negara Nurdin * Independent Commissioner	Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021	June 8, 2021

Remark:

*	Profile of KNR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

Resolution of the Board of Commissioners No. 06/KEP/DK/2021 dated June 8, 2021 regarding Membership Composition of Committee for Nomination and Remuneration of PT Telekomunikasi Indonesia, Tbk revoking Resolution of the Board of Commissioners No. 10/KEP/DK/2020 dated June 29, 2020 which determines the membership composition of Committee for Nomination and Remuneration as follows:

Committee for Nomination and Remuneration’s Composition as of December 31, 2020

Position	Name	Double Position Status
Chairman	Marsudi Wahyu Kisworo *	Independent Comissioner
Secretary	Ario Guntoro
Members	Alex Denni*	Commissioner
	Ismail*	Commissioner
	Marcelino Rumambo Pandin*	Commissioner
	Rizal Mallarangeng*	Commissioner
	Chandra Arie Setiawan*	Independent Commissioner

Remark:

*	Profiles of KNR members can be seen on Profile of the Board of Commissioners.

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KNR’S INDEPENDENCE

Throughout 2021, each member of KNR has acted independently and fulfilled the independence aspect in carrying out their duties, in accordance with the applicable terms and conditions stated in Financial Services Authority Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration of Issuers or Public Companies and Resolution of the Board of Commissioners No. 12/KEP/DK/2021 dated November 29, 2021 regarding Guidelines for Implementation of Work (Charter) of Committee for Nomination and Remuneration of the Company (Persero) PT Telekomunikasi Indonesia, Tbk.

KNR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Until the end of 2021, Committee for Nomination and Remuneration has assisted the implementation of the duties of the Board of Commissioners in producing decisions, through the implementation of a series of activity agendas, namely:

1.	Implementation of the Fit and Proper Test for the Management of the Company's Subsidiaries, a total of 18 activities, with the following distribution:
	a.	The authority of Series A Dwiwarna Shareholder
		No.	Management Position	Subsidiares	Number of Candidates
		1.	President Director	PT Multimedia Nusantara	5 People
		2.	Director of Strategic & Portofolio	PT Multimedia Nusantara	5 People
		3.	President Director	PT Telkom Indonesia International	5 People
		4.	President Director	PT Infrastruktur Telekomunikasi	5 People
		Total			20 People
	b.	The authority of the Board of Commissioners of PT Telkom Indonesia (Persero) Tbk
		No.	Management Position	Subsidiary	Number of Candidates
		1.	Director of Business	PT Graha Sarana Duta	3 People
		2.	Director of Finance & Business Support	PT PINS Indonesia	3 People
		3.	Director of Construction	PT Telkom Akses	3 People
		4.	Director	PT Metra-Net	3 People
		5.	Commissioner	PT PINS Indonesia	3 People
		6.	Commissioner	PT Infrastruktur Telekomunikasi Indonesia	3 People
		7.	Commissioner	PT Infrastruktur Telekomunikasi Indonesia	3 People
		8.	Director of Shared Service	PT Infrastruktur Telekomunikasi Indonesia	3 People
		9.	Director of Business	PT Infrastruktur Telekomunikasi Indonesia	3 People
		10.	Director of Commercial	PT Telkom Indonesia International	3 People
		11.	Commissioner	PT Telkom Akses	3 People
		12.	Director of Investmen	PT Dayamitra Telekomunikasi	3 People
		13.	Director of Finance and General Affair	PT Graha Sarana Duta	3 People
		14.	Director of Business PT Graha Sarana Duta	PT Graha Sarana Duta	3 People
		Total			42 People

2.	Discussion on TelkomGroup's BOD-1 Top Talent in 2021

After receiving BOD-1 Top Talent list from the Board of Directors, KNR has validated and calibrated so that the nominee talent order was reshuffled by including Telkomsel's Board of Directors as talent and reducing the existing talent.

3.	Approval of the Proposed Structure One Level Below the Board of Directors
	a.	Adjustment of the Directorate of Finance to become the Directorate of Finance and Risk Management.
	b.	Establishment of SVP Risk Management one level below the Director of Finance and Risk Management.

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4.	Review of the Proposed KPI and Remuneration
During 2021, KNR has reviewed and submitted recommendations to the Board of Commissioners regarding proposals from the Board of Directors relating to KPI, including:
	a.	Proposal for Determining the Company's KPI and the Board of Directors' KPI for 2021 includes Collegial and Individual KPI parameters that require the approval of the Board of Commissioners.
	b.	Determination of Board of Directors’ Management Contract in 2021.
c.

Proposed changes to several parameters in the 2020 Company's KPI that are aligned with the Ministry of SOE Master Plan in 2020-2024, including evaluating the proposed changes to several parameters in the 2021 KPI.

	d.	Discussion on achievement of the Board of Directors Management Contract Quarterly in 2021.
	e.	Discussion on progress of the Company's KPI Achievement and 2021 Individual KPI and completion of 2020 KPI audit.

In addition, KNR also reviews and submits recommendations to the Board of Commissioners regarding remuneration, including:
	a.	Discussion on the proposed remuneration draft for the management of PT Telkom Indonesia, Tbk in 2021.
	b.	Request for tantiem for the 2020 Financial Year, and remuneration for the Board of Directors and the Board of Commissioners for the 2021 Financial Year.
	c.	Consultation on tantiem budget report for 2021 financial year in 2022 RKAP to Series A Dwiwarna Shareholders.

5.	Implementation of routine tasks related to the governance of Committee for Nomination and Remuneration as well as follow-up assignments from the Board of Commissioners, including:
	a.	Renewal of Committee for Nomination and Remuneration’s Charter

Renewal has been made in accordance with POJK and the latest SOE Ministerial Regulation with a determination based on Resolution of the Board of Commissioners number 12/KEP/DK/2021 dated November 29, 2021.

	b.	Others
		1)	Completion of Collegial KPI of Committee for Nomination and Remuneration in 2021, including Secretary and Committee staff’s KPI of 2021.
		2)	Completion of 2020 KNR task implementation report.
		3)	Completion of reports on the implementation of KNR duties submitted per Quarter (Q1, Q2, and Q3) in 2021.
		4)	Discussion of the development of subsidiary streaming.
		5)	Monitoring the progress of Telkom's transformation.

KNR’S MEETINGS

Based on OJK Regulation No. 34/POJK.04/2015 regarding Committee for Nomination and Remuneration, Telkom is required to hold a Committee for Nomination and Remuneration Meeting at least 1 time in 4 months. During 2021, KNR has held Committee meetings including circular decisions 129 times. The following table presents information of attendance rate of each member at Committee for Nomination and Remuneration meeting in 2021.

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Committee for Nomination and Remuneration’s Meeting Attendance in 2021

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Wawan Iriawan(1)	86	86	100%
2.	Ismail	129	121	94%
3.	Marcelino Rumambo Pandin	129	116	90%
4.	Rizal Mallarangeng	129	121	94%
5.	Arya Mahendra Sinulingga(1)	86	83	97%
6.	Abdi Negara Nurdin(1)	86	81	94%
7.	Marsudi Wahyu Kisworo(2)	43	43	100%
8.	Alex Denni(2)	43	41	95%
9.	Chandra Arie Setiawan(2)	43	42	98%

Remarks:

ince
(1)	Since June 8, 2021.
(2)	Up to May 28, 2021.

KNR’S EDUCATION AND TRAINING

Given that all members of Committee for Nomination and Remuneration are the Board of Commissioners, an explanation of education and training can be seen in the profile section of the Board of Commissioners in this Annual Report.

REMUNERATION OF THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS

Furthermore, the procedure for proposing up to the determination of the remuneration of Telkom's Board of Commissioners and Board of Directors are explained as follows:

1.	The Board of Commissioners requests the KNR to draft a remuneration proposal for the Board of Commissioners and the Board of Directors.
2.	If needed, Committee for Nomination and Remuneration can request an independent party to draw up a framework on the remuneration of the Board of Commissioner and the Board of Directors.
3.	The Committee for Nomination and Remuneration proposes the remuneration framework referred to to the Board of Commissioners.
4.	The Board of Commissioners proposes remuneration for the Board of Commissioners and the Board of Directors to GMS.
5.

The GMS delegates authority and power to the Board of Commissioners, with the prior approval of Series A Dwiwarna Shareholders to determine the remuneration for Board of Commissioners and the Board of Directors.

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Remuneration Acceptance of the Board of Commissioners

In 2021, total remuneration paid by Telkom to all the Board of Commissioners who served in 2021 and previous period is Rp128.7 billion. The following table presents information on the remuneration paid to the Board of Commissioners in 2021.

Board of Commissioners’ Recapitulation of Remuneration

No.	Board of Commissioners	Position	Honorarium & Other Allowances	Tantiem(1)	Total
			Rp million
1.	Bambang P. S. Brodjonegoro	President Commissioner/ Independent Commissioner(2)	2,049	-	2,049
2.	Bono Daru Adji	Independent Commissioner(2)	1.831	-	1,831
3.	Abdi Negara Nurdin	Independent Commissioner(2)	1,833	-	1,833
4.	Wawan Iriawan	Independent Commissioner	3,313	6,467	9,780
5.	Arya Mahendra Sinulingga	Commissioner(2)	1,829	-	1,829
6.	Isa Rachmatarwata	Commissioner(2)	1,829	-	1,829
7.	Ismail	Commissioner(3)	3,313	12,808	16,121
8.	Marcelino Rumambo Pandin	Commissioner(3)	3,319	12,808	16,127
9.	Rizal Mallarangeng	Commissioner(3)	3,317	6,467	9,784
10.	Rhenald Kasali	Former President Commissioner(4)	1,674	14,600	16,274
11.	Chandra Arie Setiawan	Former Independent Commissioner(4)	1,502	6,467	7,969
12.	Ahmad Fikri Assegaf	Former Independent Commissioner(4)	1,501	6,467	7,968
13.	Marsudi Wahyu Kisworo	Former Independent Commissioner(4)	1,504	13,140	14,644
14.	Alex Denni	Former Commissioner(4)	1,502	6,467	7,969
15.	Cahyana Ahmadjayadi	Former Independent Commissioner(5)	-	6,341	6,341
16	Margiyono Darsasumarja	Former Independent Commissioner(5)	-	6,341	6,341
Total			30,316	98,373	128,689

Remarks:

(1)	Tantiem is declared as gross tantiem, including LTI, which is given to management of the Company who served in 2019 financial year.
(2)	Remuneration May 28, 2021 - December 31, 2021.
(3)	Remuneration January 1 - December 31, 2021.
(4)	Remuneration January 1 - May 2021.
(5)	Remuneration for tantiem rights for Financial Year 2020.

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Remuneration Acceptance of the Board of Directors

In 2021, total remuneration paid by Telkom to all the Board of Directors who served in 2021 and previous period is Rp298.3 billion. The following table presents information on the remuneration paid to each Board of Directors in 2021.

Board of Directors’ Recapitulation of Remuneration

No.	Board of Directors	Position	Honorarium & Other Allowances	Tantiem(1)	Total
			Rp million
1.	Ririek Adriansyah	President Director	5,396	31,626	37,022
2.	Afriwandi	Director of HCM	4,326	13,573	17,899
3.	Heri Supriadi	Director of FRM	4,632	13,573	18,205
4.	FM Venusiana R.	Director of CONS	4.632	13,573	18,205
5.	Edi Witjara	Director of EBIS	4,632	26,882	31,514
6.	Herlan Wijanarko	Director of NITS	4.632	13,573	18,205
7.	Muhamad Fajrin Rasyid	Director of DB	4,632	13,573	18,205
8.	Budi Setyawan Wijaya	Director of SP	4,632	13,573	18,205
9.	Bogi Witjaksono	Director of EBIS(2)	2,555	14,007	16,562
10.	Dian Rachmawan	Director of WINS(3)	1,974	14,588	16,562
11.	Harry Mozarta Zen	Director of KEU(4)	-	14,514	14,514
12.	Siti Choiriana	Director of CONS(4)	-	14,514	14,514
13.	Zulhelfi Abidin	Director of NITS(4)	-	14,514	14,514
14.	Achmad Sugiarto	Director of SP(4)	-	14,007	14,007
15.	Edwin Aristiawan	Director of WINS(4)	-	14,007	14,007
16.	Faizal Rochmad Djoemadi	Director of DB(4)	-	14,007	14,007
17.	Alex J. Sinaga	President Director(5)	-	598	598
18.	Abdus Somad Arief	Director of WINS(5)	-	508	508
19.	Herdy R. Harman	Director of HCM(5)	-	538	538
20.	David Bangun	Director of DSP(5)	-	508	508
Total			42,043	256,256	298,299

Remarks:

(1)	Tantiem is declared as gross tantiem, including LTI
(2)	Remuneration of May 28, 2021 - December 31, 2021
(3)	Remuneration of January 1, 2021 - May 28, 2021
(4)	Served until June 19, 2020, remuneration for tantiem rights for 2020 financial year and LTI for 2019 financial year.
(5)	Served until May 25, 2019, remuneration for LTI rights for 2019 financial year

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COMMITTEE FOR PLANNING AND RISK EVALUATION AND MONITORING

Telkom's highest governance instrument are expected to be able to evaluate and monitor the business plans and risks faced in carrying out its business activities. Therefore, Telkom has formed Committee for Planning and Risk Evaluation and Monitoring (KEMPR) whose task is to assist the Board of Commissioners in supervising and monitoring the Company's risk planning and management activities.

KEMPR’S SCOPE, DUTIES, AND RESPONSIBILITIES

The duties and responsibilities of KEMPR were officially stipulated through Regulation of the Board of Commissioners No. 13/KEP/DK/2021 dated November 29, 2021 regarding Work Implementation Guidelines (Charter) of Committee for Planning and Risk Evaluation and Monitoring of PT Telekomunikasi Indonesia (Persero), Tbk. Some things covered by KEMPR Charter are:

1.	The establishment and the appointment of its members;
2.	The structure and requirements of membership, duties, responsibilities, and authority; and
3.	The scope of works, meetings, reporting, a term of office, and funding.

Then, the scope, duties, and responsibilities of KEMPR in helping the Board of Commissioners oversee the course of the Company which are:

1.	Conduct a comprehensive evaluation of the proposed Company's Long-Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company's Budget Work Plan (RKAP) submitted by the Board of Directors;
2.	To evaluate the implementation of RJPP, CSS, and RKAP to assess whether the implantation is in line with the target of RJPP, CSS, and RKAP which has been approved by the Board of Commissioners; and
3.	Monitoring the implementation of enterprise risk management and project risk management, especially for projects whose implementation is through the approval of the Board of Commissioners.

KEMPR’S COMPOSITION

Based on Regulation of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Telkom, then the composition of KEMPR members as of the end of 2021 can be seen in the following table.

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Committee for Planning and Risk Evaluation and Monitoring’s Composition as of December 31, 2021

aa
Position	Name and Double Position Status	Basis of Appointment	Term of Service
Chairman	Arya Mahendra Sinulingga* Commissioner	Resolution of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and updated with No. 09/KEP/DK/2021 dated August 2, 2021.	May 28, 2021 - Present
Members	Bambang P. S. Brodjonegoro* President Commissioner/Independent Commissioner	Regulation of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and updated with No. 09/KEP/DK/2021 dated August 2, 2021.	May 28, 2021 - Present
Rizal Mallarangeng* Commissioner

Regulation of the Board of Commissioners No. 11/KEP/DK/2020 dated June 29, 2020, and has been updated several times with the latest amendments based on Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021.

June 29, 2020 - Present
	Ismail* Commissioner	Regulation of the Board of Commissioners No. 05/KEP/DK 2019 dated May 29, 2019.	May 24, 2019 - Present
	Isa Rachmatarwata* Commissioner	Regulation of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and updated with No. 09/KEP/DK/2021 dated August 2, 2021.	May 28, 2021 - Present
	Bono Daru Adji* Independent Commissioner	Regulation of the Board of Commissioners No. 07/KEP/DK/2021 dated June 8, 2021 and updated with No. 09/KEP/DK/2021 dated August 2, 2021.	May 28, 2021 - Present
Embun Prowanta Independent Member

Regulation of the Board of Commissioners No. 02/KEP/DK/2020 dated January 15, 2020, and was updated several times, with the latest amendment based on Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021.

January 9, 2020 - Present
	Siswa Rizali Independent Member	Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021.	August 2, 2021 - Present

Remark:

v
*	Profile of KEMPR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

With the appointment of KEMPR members, on August 2, 2021, the following KEMPR members will no longer carry out their duties in the committee.

Committee for Planning and Risk Evaluation and Monitoring’s Composition as of December 31, 2020

Position	Name	Double Position Status
Chairman	Ismail *	Commissioner
Members	Alex Denni*	Commissioner
	Ahmad Fikri Assegaf*	Commissioner
	Wawan Iriawan*	Independent Commissioner
	Rizal Mallarangeng*	Commissioner
	Embun Prowanta	Independent Member

Remark:

.
*	Profile of KEMPR members from the Board of Commissioners can be seen on Profile of the Board of Commissioners.

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KEMPR’S MEMBER PROFILE WHO ARE NOT BOARD OF COMMISSIONERS’ MEMBER

Embun Prowanta

Independent Member

Profile

Age	: 58 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Educations

2017	Doctoral Degree, Universitas Brawijaya, Indonesia
1993	Master Degree in Management, Universitas Gajah Mada, Indonesia
1988	Bachelor Degree in Mathematic and Science Study, Universitas Nasional, Indonesia

Basis of Appointment

Resolution of the Board of Commissioners No. 02/KEP/DK/2020 dated January 15, 2020 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk as later amended and updated with the latest update through Resolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.

Term of Service

January 9, 2020 up to present.

Duties and Responsibilities

Together with other KEMPR members, it is tasked with evaluating the proposed Company Long Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company Budget Activity Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, and supervising the implementation of Telkom's enterprise risk management and Telkom’s project risk management.

Career Experiences

2020 - Present	Independent Member/Secretary of Committee for Planning and Risk Evaluation and Monitoring (KEMPR)
2017 - Present	Assessor of Lembaga Sertifikasi Profesi Pasar Modal (LSPPM)
1996 - Present	Postgraduate Lecturer at Perbanas Institute Jakarta

Professional License and Certificate

2018	Certified Investment Banking (CIB) by Association of Indonesian Capital Market Professional
2017	Assessor Risk Management by BNSP
2016	Certified Risk Professional (CRP) by Association of Indonesian Capital Market Professional
2012	Certified Securities Analysts (CSA) by Association of Securities Analysts Indonesia
2008	Certified Financial Planner (CFP) by Financial Planning Standard Board Indonesia
2005	Recommended Trainer Level 1 & 2 on Bank Risk Management by BSMR & GARP

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Siswa Rizali

Member

Profile

Age	: 48 years old
Nationality	: Indonesian
Domicile	: South Tangerang, Indonesia

Educations

2022	Master of Social Sciences (Economics), National University of Singapore, Singapore
1996	Bachelor of Economics, Universitas Indonesia, Indonesia

Basis of Appointment

Reseolution of the Board of Commissioners No. 09/KEP/DK/2021 dated August 2, 2021 regarding Membership Composition of Committee for Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia, Tbk.

Term of Service

August 2, 2021 up to present.

Duties and Responsibilities

Together with other KEMPR members, they are tasked with evaluating the proposed Company Long Term Plan (RJPP), Corporate Strategic Scenario (CSS), and Company Budget Work Plan (RKAP) submitted by the Board of Directors, evaluating the implementation of RJPP, CSS, and RKAP, as well as conducting supervising the implementation of Telkom's enterprise risk management and project risk management.

Career Experiences

2021	Member of Committee for Planning and Risk Evaluation and Monitoring
2019 - 2021	Investment and Placement Committee, Badan Pengelola Keuangan Haji
2015 - 2018	Director of Investment, PT Asanusa Asset Management

Professional License and Certificate

2008	Investment Manager Representative Certificate

KEMPR’S INDEPENDENCE

In carrying out their duties during 2021, KEMPR members have acted independently and fulfilled the independence aspects in accordance with the terms and conditions stated in Resolution of the Board of Commissioners No. 13/KEP/DK/2021 dated November 29,  2021 regarding Guidelines for Implementation of Work (Charter) of Committee for Planning and Risk Evaluation and Monitoring of PT Telekomunikasi Indonesia (Persero), Tbk.

KEMPR’S PERFORMANCE AND IMPLEMENTATION ACTIVITIES

Until the end of 2021, Telkom's KEMPR has carried out various activities consisting of:

1.	Long Term Plan of the Company (RJPP) and Corporate Strategic Scenario (CSS)
	a.	Evaluation of RJPP 2020 - 2024 and CSS 2021 - 2025
		●	Strengthening capabilities in order to curb the decline in legacy business and improve digital business performance.
		●	Revitalizing business portfolios in the context of digital business adoption.

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		●	Coordination and synergy of TelkomGroup related to digital business development.

	b.	Preparation of CSS 2022 - 2024
The focus of KEMPR in preparing CSS 2022 - 2024 includes:
		●	Organizational transformation and business to support the Company's digital business.
		●	Sharpening the strategy for the three pillars of the digital business, which are digital connectivity, digital platform, and digital service.
		●	Strengthening orchestration within TelkomGroup to build a digital business ecosystem.
		●	Assessing unlock value opportunities in a potential business portofolio.

2.	Company Work Plan and Budget, as well as Capital Expenditures
	a.	Focus on Monitoring RKAP and Capital Expenditure 2021
		●	Maintaining the sustainability of the Company's business in the midst of the COVID-19 pandemic.
		●	Improved subsidiary performance including turn-around performance of troubled subsidiaries.
		●	Increasing the efficiency and effectiveness of capex as well as increasing its utilization to support new business opportunities that have emerged along with the COVID-19 pandemic.

	b.	Evaluation of RKAP proposal and Capital Expenditure 2022
Evaluation of RKAP proposal and Capital Expenditure in 2022 including:
		●	Increased penetration, quality of sales, and customer experience in IndiHome business.
		●	Utilizing digital business opportunities, especially in the enterprise business scope.
		●	Optimizing the use of capex in supporting digital business transformation while still paying attention to capex healthiness and profitability.

3.	Enterprise Risk Management/ERM
Based on monitoring the Company's risk profile, there are three things that get attention, which are:
	a.	Implementation of risk management both in the scope of the Company and on strategic projects.
	b.	Increasing the capacity and competence of organization that are managing the Company's ERM.
	c.	Improving the quality of ERM implementation in subsidiaries.

4.	Certain Actions of the Board of Directors that Require the Approval of the Board of Commissioners
During 2021 KEMPR has assisted the Board of Commissioners in reviewing the strategic plan proposal submitted by the Board of Directors, including the following projects:
	a.	Strategic Fit and Final Approval for Project Uno.
	b.	Strategic Fit and Final Approval for Project Iris.
	c.	Approval of Digital Platform Development for Handling COVID-19 Pandemic (KPI A7).
	d.	Approval of New Corporate Structure (KPI A6).
	e.	Approval of KPI Individual Director of Digital Business 2021 Approval of Telkom Digital Indonesia Fund Investee (TDIF).
	f.	Approval of the proposed Organizational Change of the Directorate of Finance and Risk Management.
	g.	Strategic Fit and Final Approval for Project Alpha.
	h.	Request for Support from the Board of Commissioners regarding Approval of Establishment of a New Subsidiary for Digital Company in Telkomsel (Project DigiCo).
	i.	Approval of the Draft of Board of Directors’ Regulation on Social and Environmental Responsibility Programs.
	j.	Approval of Equity Call Disbursement of USD 200 Million in Project MDI500 Part 2.

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KEMPR’S MEETING

During 2021, Telkom's KEMPR has held 42 Committee Meetings. The following table presents information of the attendance rate of KEMPR members during Committee Meetings in 2021.

Committee for Planning and Risk Evaluation and Monitoring’s Meeting Attendance in 2021

No.	Name	Total Meetings	Total Attendances	Percentage of Attendance
				%
1.	Ismail	42	40	95%
2.	Wawan Iriawan(2)	11	11	100%
3.	Ahmad Fikri Assegaf(2)	11	11	100%
4.	Alex Denni(2)	11	10	91%
5.	Rizal Mallarangeng	42	38	90%
6.	Arya Mahendra Sinulingga(1)	31	30	97%
7.	Bambang Brodjonegoro(1)	31	29	94%
8.	Bono Daru Adji(1)	31	30	97%
9.	Isa Rachmatarwata(1)	31	27	87%
10.	Embun Prowanta	42	42	100%
11.	Siswa Rizali(3)	23	23	100%

Remarks:

(1)	Since June 8, 2021
(2)	Up to May 28, 2021
(3)	Since August 2, 2021

KEMPR’S EDUCATION AND TRAINING

In 2021, Telkom has included KEMPR members to improve their competence, through education and/or training as shown in the table below.

Training and Education Attended by Committee for Planning and Risk Evaluation and Monitoring 2021

No.	Name	Name of Training		Date	Location
1.	Siswa Rizali	Pendidikan Profesi Lanjutan Wakil Manajer Investasi		December 22, 2021	Jakarta (Virtual)
2.	Embun Prowanta	a.	Memahami Risiko dalam Berinvestasi Saham	February 25, 2021	Jakarta (Virtual)
		b.	How to Create Value Through ERM - Think About Risk Think Upside	April 9, 2021	Jakarta (Virtual)
		c.	Manajemen Risiko Untuk Memaksimalkan Keuntungan Investasi	April 29, 2021	Jakarta (Virtual)
		d.	Valuasi Perusahaan Teknologi yang IPO	September 3, 2021	Jakarta (Virtual)
		e.	Optimalisasi Potensi Ekonomi Digital	November 18, 2021	Jakarta (Virtual)

Remark:

.
*	Education and Training of KEMPR members who are members of the Board of Commissioners can be seen in the Education and Training of the Board of Commissioners.

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BOARD OF DIRECTORS

Based on Law No. 40 Year 2007 regarding Limited Liability Companies, the Board of Directors is an organ of the Company which is authorized and fully responsible to Company’s management for the Company’s interest, in accordance with the aims and objectives of the Company, and represents the Company both inside and outside the court in accordance with the provisions of the Articles of Association and laws and regulations. Telkom’s Board of Directors must comply with the Articles of Association of the Company, Board of Directors’ Charter, and laws and regulations and must implement the principles of professionalism, efficiency, transparency, independence, accountability, responsibility and fairness.

BOARD OF DIRECTORS’ CHARTER

Board of Directors’ Charter which was ratified through the Board of Directors Regulation No. PD.620.00/r.00/ HK200/COP-M4000000/2020 dated June 18, 2020 is a guideline for the Board of Directors in carrying out their duties, responsibilities, and authorities. The document contains guidelines and procedures orderly work, authority, duties, responsibilities, obligations, division of tasks, meetings, provisions on conflicts of interest, share ownership, mechanism arrangements, and work distribution among members of the Board of Directors which are not regulated in the Articles of Association of the Company nor in the applicable laws and regulations with the Board of Directors' Board Charter, hopefully the performance of the Directors will be more focused and synergized with one another.

BOARD OF DIRECTORS’ AUTHORITIES, DUTIES, AND RESPONSIBILITIES

Obligations of the Board of Directors based on Telkom's Articles of Association are:

,
1.	Work for and ensure the performance of businesses and activities of the Company by its purposes and objectives as well as business activities;
2.

Prepare promptly, the Long-Term Plan of the Company, the Annual Work Plan and Budget of the Company and other work plans as well as their changes to be submitted to the Board of Commissioners and to obtain approval of the Board of Commissioners;

3.	Prepare the Register of Shareholders, the Special Register, the Minutes of the GMS, and the Minutes of Meeting of the Board of Directors;
4.

Prepare the Annual Report which, among others, contains the financial statement, as the materialization of the accountability report on the management of the Company, as well as the financial documents of the Company, as referred to in the Law regarding Corporate Documents;

5.	Compose the financial statement in number 4 above based on the Financial Accounting Standards and submit it to the Public Accountant for audit;
6.

Submit the Annual Report after having been reviewed by the Board of Commissioners within a period of at the latest 5 (five) months after the financial year of the Company has ended to the GMS for approval and ratification;

7.	Explain to the GMS concerning the Annual Report;
8.	Submit the Balance Sheet and the Profit and Loss Statement which have been ratified by the GMS to the Minister in the Law Sector following the provisions of the statutory regulations;
9.	Compose other reports which are obliged by the provisions of the statutory regulations;
10.

Maintain the Register of Shareholders, the Special Register, the Minutes of GMS, the Minutes of Meeting of the Board of Commissioners and the Minutes of Meeting of the Board of Directors, the Annual Report and the financial documents of the Company as referred to in letter 4 and letter 5 above, and other documents of the company;

11.

Maintain at the place of domicile of the Company: the Register of Shareholders, the Special Register, the Minutes of GMS, the Minutes of Meeting of the Board of Commissioners and the Minutes of Meeting of the Board of Directors, the Annual Report and the financial documents of the Company as well as other documents of the Company;

12.	Maintain and book keeping administration of the Company following the common practices for a company;

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13.	Compose an accounting system following the Financial Accounting Standards and based on the internal control principles, particularly the Management, registration, retention, and supervisory functions;
14.

Provide periodic report according to the method and at the time following the provisions, as well as other reports, once requested by the Board of Commissioners and/or Series A Dwiwarna shareholder, with due observance of the statutory regulations, particularly the regulations in the Capital Market sector;

15.	Prepare the organizational structure of the Company, complete with its breakdown and their duties;
16.

Explain concerning any matters to be inquired about or requested by the members of the Board of Commissioners and Series A Dwiwarna shareholder, with due observance of statutory regulations, particularly the regulations in the Capital Market sector;

17.	Perform other obligations following the provisions stipulated in this Articles of Association and which are stipulated by the GMS by continuing to observe the statutory regulations.
18.

In carrying out the management of the Company, there are actions of the Board of Directors which must obtain written approval from the Board of Commissioners and/or Series A Dwiwarna shareholder. The actions referred are regulated in the Articles of Association;

19.

If in carrying out Company’s management there are actions of the Board of Directors that do not require the approval of the Board of Commissioners, but for decision making process the Board of Directors it is deemed necessary by the Board of Directors to be consulted with the Ministry of SEO as Series A Dwiwarna shareholder, then the Board of Directors may seek advice first from the Board of Commissioners before consulting with the Ministry of State-Owned Enterprises, and for any material consultations, especially every single thing related to the appointment of management or personnel, directions and instructions, as well as Company policies, must be written in writing to be submitted to the Board of Commissioners;

20.

The division of duties and powers of each member of the Board of Directors is determined by the GMS. GMS does not determine the division of duties and powers, the division of duties and powers among the Directors shall be determined based on Resolution of the Board of Directors.

Besides, the Board of Directors also has rights and authorities as follows:

1.	To determine the policies considered appropriate in Company’s management;
2.

To arrange the delegation of authorities of the Board of Directors to represent the Company, inside and outside the Court to one or several individuals specifically appointed for such purposes, including the employees of the Company, both individually and collectively and/or other entities;

3.

To stipulate the provisions regarding the employees of the Company, including the stipulation of salary, pension or old-age insurance, and other income for the employees of the Company based on the statutory regulations;

4.	To appoint and dismiss the employees of the Company based on the manpower regulations of the Company and the statutory regulations;
5.	To appoint and dismiss the Corporate Secretary and/or the Head of Internal Supervisory unit with the approval of the Board of Commissioners;
6.

To write-off non-performing loans with the provisions as stipulated in this Articles of Association and which furthermore will be reported to the Board of Commissioners to be further reported and accounted in the Annual Report;

7.

Not to further collect interest receivables, penalties, costs and other receivables outside the principal debts which is carried out in the framework of restructuring and/or receivables settlement as well as other actions in the framework of Company’s receivables settlement with the obligation to report it to the Board of Commissioners, the provisions and reporting procedures of which are stipulated by the Board of Commissioners;

8.

To take any actions and other deeds regarding the management and ownership of the Company’s assets, to bind the Company to other parties and/or other parties to the Company, as well as to represent the Company inside and outside the Court regarding any matters and in any events, with the restrictions as stipulated in the statutory regulations, this Articles of Association and/or the Resolutions of the General Meeting of Shareholders.

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Furthermore, in the event of Company’s losses, each member of the Board of Directors is jointly and severally liable for losses caused by errors or negligence in carrying out their duties. Members of the Board of Directors are not responsible for the Company's losses if they can prove it:

1.	Such loss is not caused by their mistake or negligence;
2.	They have performed actions in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;
3.	They do not have any conflict of interest either directly or indirectly for the management activities causing the loss; and
4.	They have taken the action to prevent the occurrence or continuation of such loss.

BASIS OF APPOINTMENT OF THE BOARD OF DIRECTORS

The mechanism of selecting and appointing members of Telkom's Board of Directors is through the GMS. The main and controlling shareholder of Telkom, namely the Government of Indonesia, represented by the Ministry of State-Owned Enterprises (SOE). The appointment or election of the Board of Directors takes into account the competence and expertise, integrity, and background required by the Company. The selected prospective members are confirmed to have met the criteria and conditions specified in the fit and proper test.

EDUCATION, TRAINING, SEMINAR, AND CONGRESS

Throughout 2021, Telkom provides opportunities for members of the Board of Directors to attend education, training, seminars, congresses, and other activities to develop their knowledge and skills. The following table presents the education and/or training that members of the Board of Directors of Telkom have attended during the 2021 Financial Year.

Education, Training, Seminar, and Congress of Member of the Board of Directors in 2021

No.	Occasion	Date	Institution	Location	Directors Who Attended
1.	11th Kompas 100 CEO Forum	January 14, 2021	Kompas	Jakarta	Director of CONS
2.	Astra Human Capital Conference (AHCC): “Ensuring the Future of Human Capital: Enhancing Employee Experience”	April 26, 2021	Astra International	Video Conference, Astra Group HC Employee	Director of HCM
3.	Strategic Leadership and Management	May 2021	University of Illinois at Urbana-Champaign	Champaign, Illinois, USA	Director of DB
4.	Webinar Sinergi BUMN dalam Perspektif Hukum Persaingan Usaha	May 5, 2021	KPPU	Jakarta	All BOE
5.	Training Formulating Strategy in Disruption Era di PT PLN - Culture Transformation	June 9, 2021	Perusahaan Listrik Negara	Vicon, PLN Internal Training Participants	Director of HCM
6.	Extracting Value Successful Holding Implementation	June 15 - 18, 2021	PT Pertamina Training & Consulting	Jakarta - Online	Director of SP
7.	Kuliah Pasca Sarjana - Magister Administrasi Bisnis	July 2021 - Present	Institut Teknologi Bandung	Bandung	Director of DB
8.	Refleksi Setahun AKHLAK BUMN dan Penganugerahan AKHLAK Award	July 15, 2021	Telkom - KEMBUMN	Jakarta - Online	Director of WINS
9.	Indonesia Industry Outlook 2021	July 29, 2021	Inventure	Jakarta	Director of CONS
10.	Strategic Summit DC bersama Dewan Komisaris	August 25, 2021	Telkom	Jakarta - Online	President Director, Director of WINS, Director of EBIS, Director of SP

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No.	Occasion	Date	Institution	Location	Directors Who Attended
11.	Talkshow BUMN BerAKHLAK	August 27, 2021	TAWAFTV	YouTube, Public	Director of HCM
12.	Sebagai Nara Sumber pada Acara Talkshow PKKMB Todays 2021, dengan Tema: Industri 4.0 dan 0.5 Society	September 27, 2021	Institut Teknologi Telkom Purwokerto	Jakarta - Online	Director of WINS
13.	Webinar Pencegahan Radikalisme di Lingkungan Kerja TelkomGroup	September 30, 2021	Telkom	Jakarta	All BOE
14.	Webinar Pencegahan Radikalisme di Lingkungan Kerja	September 30, 2021	BNPT	Jakarta	Director of WINS
15.	Webinar SDTG	October 22, 2021	Telkom	Jakarta	All BOE
16.	Certified in Islamic Business and Financial Technologies	November 2021	International Institute of Islamic Business & Finance	Selangor, Malaysia	Director of DB
17.	Rakor Wamen II	November 19, 2021	Telkom - Ministry of SOE	Mandalika	President Director
18.	Kearney CEO Forum	December 1, 2021	Kearney	Jakarta - Online	President Director
19.	B20 - Peningkatan Kapasitas Persidangan bagi Task Force and Business Action Council Chairs B20	December 15, 2021	B20	Jakarta - Online	President Director, Director of DB
20.	Keynote speaker pada webinar bertajuk "Data center & Internet Ecosystem update in Southeast Asia"	December 17, 2021	ALP Webinar	Jakarta - Online	Director of WINS

BOARD OF DIRECTORS’ DIVERSITY

Telkom upholds equality of Human Rights (HAM) as stated in Law No. 39 Year 1999 regarding Human Rights. Therefore, Telkom's Main Shareholders and controllers guarantee there is no discrimination in the election and appointment of the Board of Directors even though it is not contained in a special human rights policy. Each member of the Board of Directors elected is professionals who have expertise, skills, and good integrity following Telkom's needs in the digital era.

The results of the 2021 AGMS determined nine members of the Board of Directors, one of whom is a woman. The decision was taken based on the results of the selection and was not an attempt to discriminate against women in determining the position of Telkom's Board of Directors.

Board of Directors’ Diversity as of December 31, 2021

TE
No.	Name	Position	Gender	Background of Expertise & Skill	Level of Education
1.	Ririek Adriansyah	President Director	Male	Electrical Engineering	Bachelor
2.	Heri Supriadi	Director of FRM	Male	Business Management	Doctoral
3.	FM Venusiana R	Director of CONS	Female	Electrical Engineering	Master
4.	Herlan Wijanarko	Director of NITS	Male	Electrical Engineering	Master
5.	Muhamad Fajrin Rasyid	Director of DB	Male	Informatics Engineering	Bachelor
6.	Budi Setyawan Wijaya	Director of SP	Male	Industrial Engineering and Management	Master
7.	Edi Witjara	Director of EBIS	Male	Business Strategic Management	Doctoral
8.	Afriwandi	Director of HCM	Male	Industrial Engineering	Master
9.	Bogi Witjaksono	Director of WINS	Male	Telecommunication Engineering	Master

Remarks:

FRM Finance & Risk Management, CONS Consumer Service, EBIS Enterprise & Business Service, NITS Network & IT Solution, WINS Wholesale & International Service, HCM Human Capital Management, DB Digital Business, SP Strategic Portfolio.

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BOARD OF DIRECTORS’ DOUBLE POSITION

During 2021, there are members of the Board of Directors of Telkom who hold double positions, both at Telkom as the Parent Company, Subsidiaries, or other Entities. The following table provides information on members of the Board of Directors who have double positions.

Board of Directors’ Double Position as of December 31, 2021

No.	Name	Telkom		Subsidiaries		Other Entities
		Position	Other Position
1.	Ririek Adriansyah	President Director	None	None		None
2.	Heri Supriadi	Director of FRM	President Commissioner	a.	PT Graha Sarana Duta (Telkom Property)	None
			Commissioner	b.	PT Telekomunikasi Selular (Telkomsel)
3.	FM Venusiana R.	Director of CONS	President Commissioner	a.	PT Telkom Akses	None
4.	Herlan Wijanarko	Director of NITS	President Commissioner	a.	PT Dayamitra Telekomunikasi	None
5.	Muhamad Fajrin Rasyid	Director of DB	President Commissioner	a.	PT Metranet	None
			President Commissioner	b.	PT MDI
			Commissioner	c.	PT Sigma Cipta Caraka
6.	Budi Setyawan Wijaya	Director of SP	President Commissioner	a.	PT Sigma Cipta Caraka	None
			President Commissioner	b.	PT Teltranet Aplikasi Solusi
			President Commissioner	c.	PT Jalin Pembayaran Nusantara
7.	Edi Witjara	Director of EBIS	President Commissioner	a.	PT Telkom Satelit Indonesia	None
			President Commissioner	b.	PT PINS Indonesia
			President Commissioner	c.	PT Multimedia Nusantara
8.	Afriwandi	Director of HCM	President Commissioner	a.	Infomedia	None
			Chairman of the Supervisory Board	b.	Dana Pensiun Telkom
			Chairman of the Board of Trustees	c.	Yayasan Pendidikan Telkom

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No.	Name	Telkom		Subsidiaries		Other Entities
		Position	Other Position
			Chairman of the Board of Trustees	d.	Yayasan Kesehatan Telkom
9.	Bogi Witjaksono	Director of WINS	President Commissioner	a.	PT Telekomunikasi Indonesia Internasional	None
			President Commissioner	b.	PT Telkom Infra

Remarks:

FRM Finance & Risk Management, CONS Consumer Service, EBIS Enterprise & Business Service, NITS Network & IT Solution, WINS Wholesale & International Service, HCM Human Capital Management, DB Digital Business, SP Strategic Portfolio.

BOARD OF DIRECTORS’ SELF ASSESSMENT POLICY

The Board of Directors has a self-assessment policy to assess the performance of the Board of Directors, in accordance with the Joint Regulation of the Board of Commissioners and the Board of Directors No. 08/KEP/DK/2020 and PD.620.00/r.00/HK200/COP-M4000000/2020 regarding Guidelines for Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk. These guidelines are used by Telkom as a form of accountability for collegially assessing the performance of the Board of Directors. Each member of the Board of Directors assesses the performance of the Board of Directors collegially, which means not assessing the individual performance of each member of the Board of Directors. With this self-assessment, it is hoped that each member of the Board of Directors can contribute to improving the performance of the Board of Directors on an ongoing basis. More complete information regarding the Board of Directors' self-assessment policy can be accessed through the Telkom Board Manual which is found on the menu on the Telkom website.

Table of Content

BOARD OF DIRECTORS’ COLLEGIATE ASSESSMENT

No.	KPI		Unit	Target	Polarity	Point
A. Economic and Social Value for Indonesia
1.	Profitability Expansion
	a.	EBITDA	T Rp	74.3	Maximize	6
	b.	Cash Flow from Operation (CFO)	T Rp	68.9	Maximize	6
	c.	Income for the year	T Rp	21.2	Maximize	5
2.	ROIC with long term rate ROIC ≥ WACC		%	100	Maximize	5
3.	Interest Bearing Debt to Equity in the range of investment grade rated companies		X	0.55	Minimize	4
4.	Interest Bearing Debt to EBITDA in the range of investment grade rated companies		X	0.7	Minimize	4
5.	Consumer Operational
	a.	Home-served/Home-passed	%	44	Maximize	5
6.	New Corporate Structure (incl: InfraCo, PlatformCo, DigiCo)%			100	Maximize	5
7.	Development of digital platform for handling the COVID-19 pandemic		Time	March 2021	Minimize	5
B. Business Model Innovation
1.	Penetration of Bundling Product Fixed & Mobile TelkomGroup		KSSL	480	Maximize	5
2.	B2B IT/Digital External Revenue		T Rp	11.71	Maximize	5
3.	B2C Digital Services (non-connectivity) External Revenue		T Rp	9.72	Maximize	5
C. Technology Leadership
1.	Project Milestone Completion for Planned 5G Initiative		Time	December 2021	Minimize	6
2.	Mobile Data Revenue Share		%	49	Maximize	9
D. Investment Increase
1.	Telkom Digital Venture:
	a.	Telkom Venture Fund Value	T Rp	6	Maximize	5
	b.	Money Multiplier	X	1.5	Maximize	5
2.	% Subsidiaries with ROIC > WACC Telkom		%	50	Maximize	5
E. Talent Development
1.	% Woman in Nominated Talent		%	15	Maximize	2
2.	% Millenial (< 40 tahun) in Top Talent		%	3	Maximize	2
3.	Digital Talent Readiness (Build)		Total	632	Maximize	4
4.	Project milestone ITDRI		Time	December 2021	Minimize	2
Total						100

BOARD OF DIRECTORS’ MEETING

Based on the Company's Articles of Association, Telkom's Board of Directors has a stipulation to hold an internal meeting once a month, but may hold other meetings at any time. Meanwhile, joint meetings between the Board of Directors and the Board of Commissioners are held at least 1 time in 4 months.

In meeting, a quorum is reached when more than half of the members of the Board of Directors are present or legally represented at the meeting. Each member of the Board of Directors who is present or legally represented has one vote. The decision making mechanism at the Board of Directors meeting is based on deliberation to reach consensus. If consensus is not reached, then decision making will be carried out based on the majority vote of the members of the Board of Directors who are present.

Table of Content

In 2021, Telkom Board of Directors has held 61 meetings. The following table explains the frequency of attendance of the Board of Directors' meetings during the 2021 reporting period.

Board of Directors’ Attendance and Agenda at Internal Meetings

No.	Date	Meeting’s Agenda
1.	January 5, 2021	1.	Report of Operational Performance & Revenue of W5 December 2020
		2.	Highlight Report of Consolidated Performance Achievement 2020 CFU/FU and 2021 Radir Report Format
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
2.	January 12, 2021	1.	Report of Operational Performance & Revenue YtD December 2020 (Outlook)
		2.	Report of 2021 Corporate Theme’s Logo
		3.	Kick Off of COVID-19 Vaccine Task Force of TelkomGroup
		4.	Report of IndiHome WiFi Improvement
		5.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
3.	January 19, 2021	1.	Report of Operational Performance & Revenue of W2
		2.	Report of Limited Agenda
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
4.	January 26, 2021	1.	Report of Operational Performance & Revenue YtD December 2020 (Closing) and W3 January 2021
		2.	Report of Limited Agenda
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
		5.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
5.	January 27, 2021	1.	RAGAB Material Update YtD Desember 2020
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
6.	February 2, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue of W4 January 2021
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
7.	February 9, 2021	1.	Report of Operational Performance & Revenue YtD January 2021 (Outlook)
		2.	Report of Limited Agenda
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
8.	February 16, 2021	1.	Report of Operational Performance & Revenue of W2 February 2021 (additional Update SI Priority Program Progress YtD January 2021)
		2.	Report of Preparedness Task Force of TIK Event PON XX Papua 2021 and Task Force Satellite Launch 113 BT
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A

Table of Content

No.	Date	Meeting’s Agenda
9.	February 22, 2021	1.	RAGAB Material Update YtD January 2021
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	-	√	√	√	√	N/A
10.	February 23, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue YtD January (Closing) (additional SI Metrik Outcome) and W3 February 2021
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	-	√	√	√	√	N/A
11.	March 2, 2021	1.	Report of Operational Performance & Revenue of W4 February 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
12.	March 9, 2021	1.	Report of Operational Performance, Revenue & Progress SI Action Based YtD February 2021 (Outlook)
		2.	Report related to COVID-19 Platform
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
		5.	Report of Limited Agenda
		6.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
13.	March 16, 2021	1.	Report of Operational Performance & Revenue W2 March 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
14.	March 23, 2021	1.	Report of Operational Performance & Revenue YtD February (Closing) and W3 March 2021
		2.	Report of Limited Agenda
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
15.	March 25, 2021	1.	RAGAB Material Update YtD February 2021
		2.	Report of 2021 Individual KPI Proposal
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
16.	March 30, 2021	1.	Report of Operational Performance & Revenue of W4 March 2021
		2.	Report of IPTV 2nd Platform
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
17.	April 6, 2021	1.	Report of Operational Performance, Revenue & Progress SI Action Based YtD March 2021 (Outlook)
		2.	Report of JakX: QuickWin IndiHome Progress
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
		5.	Report of Limited Agenda
		6.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A

Table of Content

No.	Date	Meeting’s Agenda
18.	April 13, 2021	1.	Report of Operational Performance & Revenue W1 April 2021
		2.	Report of Limited Agenda
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
19.	April 19, 2021	1.	Report of Company Performance YtD March 2021
		2.	RAGAB Material Update YtD March 2021
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	-	√	√	√	√	√	√	N/A
20.	April 20, 2021	1.	Report of Operational Performance & Revenue YtD March (Closing) and W2 April 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
21.	April 26, 2021	1.	RAGAB Material Update YtD Maret 2021
		2.	Report of Peraturan Dana Pensiun (PDP) Dapen
		3.	Report of Integrated Audit of 2020 Financial Year
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
22.	April 28, 2021	1.	Submission of Communication (News Release) regarding Achievement of FY 2020 Financial Performance to Stakeholder
		2.	Report of AGMS Progress and Annual Report of 2020 Financial Year
		3.	Report of Giving THR for Retirees
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	-	√	√	√	N/A
23.	May 4, 2021	1.	Report of Operational Performance & Revenue of W4 April 2021
		2.	Report of Limited Agenda
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
		5.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
24.	May 5, 2021	1.	Presentation of Mitratel IPO Proposal for Follow up Final Approval
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
25.	May 10, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance, Revenue & Progress SI Action Based YtD April 2021 (Outlook)
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
26.	May 18, 2021	1.	Report of Operational Performance & Revenue of W2 May 2021
		2.	Report of FU DB: Exposure of NPS Consumer
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
		5.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
27.	May 20, 2021	1.	Report of Management YtD April 2021
		2.	BOC Concern which reported regularly
		3.	Follow up RAGAB April 2021: Assessment regarding Readiness and DigiCo B2C Prospect in Telkomsel
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A

Table of Content

No.	Date	Meeting’s Agenda
28.	May 25, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue YtD April (Closing) and W3 May 2021
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	√	√	√	√	√	√	√	√	N/A
29.	June 2, 2021	1.	Report of Operational Performance & Revenue of W4 May 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
30.	June 8, 2021	1.	Report of Operational Performance, Revenue & Progress SI Action Based YtD May 2021 (Outlook)
		2.	Report of Telkom Digital Indonesia Fund
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
31.	June 15, 2021	1.	Report of Operational Performance & Revenue of W1 June 2021
		2.	Report of Telkom 56th Anniversary Preparation
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
32.	June 22, 2021	1.	Report of Operational Performance & Revenue YtD May (Closing) and W2 June 2021
		2.	Report of Limited Agenda
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
		5.	Report of Limited Agenda
		6.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
33.	June 29, 2021	1.	Report of Limited Agenda
		2.	Report of Telkom Smart Campus Award Activity Preparation
		3.	Report of Operational Performance & Revenue of W4 June 2021
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
34.	June 30, 2021	1.	Report of Satellite 113 BT Project Progress
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
35.	July 6, 2021	1.	Report of Operational Performance, Revenue & SI Program Action Based YtD June 2021 (Outlook)
		2.	Sharing McKinsey: Outperforming in a Post-COVID World
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
36.	July 13, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue of W1 July 2021
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
37.	July 21, 2021	1.	Report of Operational Performance & Revenue of W2 July 2021
		2.	Report of TelkomGroup’s Vaccination Update
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
		5.	Report of Limited Agenda
		6.	Report of Limited Agenda
		7.	Report of Limited Agenda

Table of Content

No.	Date	Meeting’s Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
38.	July 27, 2021	1.	Report of Operational Performance & Revenue YtD June (Closing) and W3 July 2021
		2.	Report of DIC (Digital & Innovation Committee) Update
		3.	Report of Progress Cyber Security TelkomGroup
		4.	2nd Sharing McKinsey "Data and Analytics as an Unlock for Both New Digital Businesses and Existing Core Business"
		5.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
39.	August 10, 2021	1.	Report of Operational Performance, Revenue & SI Program Action Based YtD July 2021 (Outlook)
		2.	Report of FU DB: Report of DIC (Digital & Innovation Committee) Charter
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	-	√	√	√	-
40.	August 18, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue of W2 August 2021
		3.	Report of Deployment HDC Progress
		4.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
41.	August 24, 2021	1.	Report of STO Rantepao Migration Scenario related to STO Rantepao Land Claim PK - North Toraja
		2.	Report of Limited Agenda
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
		5.	Report of Operational Performance & Revenue YtD July (Closing) and W3 August 2021
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
42.	August 31, 2021	1.	Report of Operational Performance & Revenue of W4 August 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
43.	September 1, 2021	1.	Report of Operational Performance & Revenue of W4 August 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
44.	September 7, 2021	1.	Report of Operational Performance, Revenue & SI Program Action Based YtD August 2021 (Outlook)
		2.	Report of POSKO PON XX Papua Preparation
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
45.	September 14, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue of W1 September 2021
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
46.	September 21, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue YtD Agustus (Closing) and W2 September 2021
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√

Table of Content

No.	Date	Meeting’s Agenda
47.	September 28, 2021	1.	Report of Operational Performance & Revenue of W3 September 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
48.	October 5, 2021	1.	Report of Operational Performance, Revenue & SI Program Action Based YtD September 2021 (Outlook)
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	-	√	√	√	√	√
49.	October 12, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue of W1 October 2021
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
50.	October 19, 2021	1.	Report of Operational Performance & Revenue W2
		2.	Report of Telkom’s WiFi Development Strategy
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
51.	October 21, 2021	1.	Report of Management YtD September 2021
		2.	BOC Concern which reported regularly
3.

BOC Concern non-routine October 2021: Corporate Communication Strategy in Preparing Narrative of TelkomGroup as a Digital Telco and Guarding Narrative of Strategic Initiatives in Telkom and its Subsidiaries

		4.	RKAP Proposal for 2022
		5.	Change of Proposal for Peraturan Dana Pensiun (PDP) Dapen Telkom
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
52.	November 1, 2021	1.	Report of Operational Performance & Revenue of W4 Oktober 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
53.	November 9, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance, Revenue & SI Program Action Based YtD October 2021 (Outlook)
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
54.	November 16, 2021	1.	Report of Operational Performance & Revenue of W2 November 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
55.	November 23, 2021	1.	Report of Operational Performance & Revenue YtD Oktober (Closing) and W3 November 2021
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	-
56.	November 26, 2021	1.	Report of Management October September 2021
		2.	BOC Concern which reported regularly
		3.	Additional Concern that needs to be reported: Update on the study regarding addition of MDI representative office abroad
		4.	Additional discussion: Establishment of DigiCo subsidiary, with Blue company being a Pure Digital company that will experience losses in the first year and how to anticipate it
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√

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No.	Date	Meeting’s Agenda
57.	November 30, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue of W4 November 2021
		3.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
58.	December 7, 2021	1.	Report of Operational Performance, Revenue & SI Program Action Based YtD November 2021 (Outlook)
		2.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
59.	December 14, 2021	1.	Report of Limited Agenda
		2.	Report of Operational Performance & Revenue of W1 December 2021
		3.	Report of New Platform TV/Video Preparation Plan
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
60.	December 21, 2021	1.	Report of Operational Performance & Revenue YtD November (Closing) and W2 December 2021
		2.	Report of Limited Agenda
		3.	Report of Limited Agenda
		4.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√
61.	December 30, 2021	1.	Global Expansion Strategy Presentation
		2.	Report of Operational Performance & Revenue of W3 December 2021
		3.	Report of Product and New Product Performance in 2021
		4.	Report of Socialization of UU Harmonisasi Peraturan Perpajakan (HPP)
		5.	Report of Telkom Click 2020 Readiness
		6.	Report of Limited Agenda
		7.	Report of Limited Agenda
	Attendance List	RA	DR(1)	AW(1)	HS(1)	FMV(1)	EW	HW(1)	MFR(1)	BSW(1)	BW(2)
		√	N/A	√	√	√	√	√	√	√	√

Remarks:

RA	Ririek Adriansyah	HW	Herlan Wijanarko	(1)	Since May 28, 2021
DR	Dian Rachmawan	MFR	Muhamad Fajrin Rasyid	(2)	Up to May 28, 2021
AW	Afriwandi	BSW	Budi Setyawan Wijaya
HS	Heri Supriadi	BW	Bogi Witjaksono
FMV	FM Venusiana R.
EW	Edi Witjara

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Board of Directors’ Attendances at Internal Meeting

No.	Name	Position	Total Meetings	Total Attendances	Percentage of Attendance
					%
1.	Ririek Adriansyah	President Director	61	61	100
2.	Heri Supriadi	Director of FRM	61	61	100
3.	FM Venusiana R.	Director of CONS	61	59	96.72
4.	Herlan Wijanarko	Director of NITS	61	60	98.36
5.	Muhamad Fajrin Rasyid	Director of DB	61	61	100
6.	Budi Setyawan Wijaya	Director of SP	61	61	100
7.	Edi Witjara	Director of EBIS	61	59	96.72
8.	Afriwandi	Director of HCM	61	60	98.36
9.	Dian Rachmawan	Director of WINS(1)	28	28	100
10.	Bogi Witjaksono	Director of WINS(2)	33	32	96.97

Remarks:

Sampai dengan tanggal 29 Desember 2020
(1)	Since May 28, 2021
(2)	Up to May 28, 2021

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CORPORATE SECRETARY

Telkom has a Corporate Secretary/Investor Relations function which facilitates the internal communication of the Board of Directors and the Board of Commissioners, in accordance with POJK No. 35/POJK.04/2014 regarding Corporate Secretary of Issuers or Public Companies. In terms of external communication, Corporate Secretary/Investor Relations role is to establish relationships between the Company and Stakeholders, especially the Government, Shareholders, and Financial Services Authority (OJK). In addition, from a compliance perspective, Corporate Secretary/Investor Relations has an important role in ensuring that Telkom follows the Capital Market laws and regulations

CORPORATE SECRETARY’S DUTY AND RESPONSIBILITY

The Corporate Secretary has the following duties and responsibilities:

1.	Preparing and organizing GMS, including the material, particularly the Annual Report;
2.	Attending the Board of Directors’ Meetings and Joint Meetings between the Board of Commissioners and Board of Directors;
3.	Managing and maintaining documents related to the Company’s activities, including the GMS’s documents and other important documents of the Company; and
4.	Determining criteria regarding types and contents of information that can be presented to the Stakeholders, including information that can be published as public documents.

CORPORATE SECRETARY’S FUNCTIONS

The functions of Corporate Secretary include:

1.	To prepare and communicate accurate, complete, and timely information regarding the performance and prospect of the Company to Stakeholders.
2.	To synergize with related units, including the subsidiaries, for socialization, implementation, monitoring and reviewing of GCG, and its implementation.
3.	To assist the Board of Directors in various activities, information, and documentation, among others:
	a.	Preparing the Register Book of Shareholders;
	b.	Attending the Board of Directors’ meetings and preparing its minutes of meetings; and
	c.	Preparing and organizing GMS.
4.	To publish the company’s information in a tactical, strategic, and timely manner.

CORPORATE SECRETARY’S PROFILE

Andi Setiawan

Profile

Age	: 43 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Education

2002	Bachelor degree in Financial Management, Universitas Indonesia, Indonesia

Basis of Appointment

Decision Letter of the Board of Directors.

Table of Content

Term of Service

Start from March 4, 2015, up to present.

Career Experiences

2014 - 2015	GM of Investor Relations, PT Telekomunikasi Seluler.
2010 - 2014	Manager of Investor Relations, PT Summarecon Agung Tbk.
2007 - 2010	Manager of Corporate Secretary, PT Bakrieland Development Tbk.
2004 - 2007	Corporate Rating Analyst, PT Pemeringkat Efek Indonesia.

CORPORATE SECRETARY’S IMPLEMENTATION TASKS

Until the end of 2021, Corporate Secretary of Telkom has organized activities as presented in the following table.

Corporate Secretary’s Implementation Activities in 2021

No.	Date	Name of Activities	Organizer	Location
1.	January 6, 2021	DBS Plus of Asia Conference	DBS Vickers Sekuritas Indonesia	Online
2.	January 7 - 8, 2021	12th CS ASEAN Conference in collaboration with ASEAN Exchanges	PT CREDIT SUISSE SEKURITAS INDONESIA	Online
3.	January 14 - 15, 2021	Nomura Virtual Indonesia Corporate Day 2021 - Path to Recovery and Beyond	Nomura	Online
4.	January 28 - 29, 2021	HSBC ASEAN Franchises - Conference Call Series with PT Telkom	HSBC	Online
5.	February 4 - 5, 2021	Mandiri Investment Forum 2021 - Virtual Meeting: "Reform After the Storm"	Mandiri Sekuritas	Online
6.	March 1, 2021	Morgan Stanley Virtual Asean Star Corporate Day	Morgan Stanley	Online
7.	March 3, 2021	Nomura ASEAN Virtual Conference 2021	Nomura	Online
8.	March 10, 2021	Citi Indonesia Corporate Day & Private Access Conference 2021	Citi	Online
9.	June 3, 2021	Citi Pan-Asia Regional Investor Conference 2021	Citi	Online
10.	June 4, 2021	Nomura Investment Forum Asia 2021	Nomura	Online
11.	June 14, 2021	Investor Day with Mandiri Sekuritas	Mandiri Sekuritas	Online
12.	June 17, 2021	UBS OneASEAN Virtual Conference 2021	UBS	Online
13.	June 30, 2021	Morgan Stanley Virtual Flagship ASEAN Conference	Morgan Stanley	Online
14.	July 14, 2021	Investor Day with Verdhana	PT Verdhana Sekuritas Indonesia	Online
15.	August 4, 2021	Maybank Kim-Eng Invest ASEAN 2021 (IA2021) Indonesia Week	Maybank Investment Bank Berhad	Online
16.	August 6, 2021	Nomura-Verdhana Virtual Indonesia Conference 2021	PT Verdhana Sekuritas Indonesia	Online
17.	August 2021 12 - 13, 2021	Credit Suisse 2021 Virtual Indonesia Day	PT Credit Suisse Sekuritas Indonesia	Online
18.	September 8 - 9, 2021	Citi GEMS Conference 2021	Citi	Online
19.	September 15 - 16, 2021	28th Annual CITIC CLSA Flagship Investors’ Forum 2021	PT CLSA Sekuritas Indonesia	Online
20.	September 17, 2021	J.P. Morgan Indonesia Corporate Day - Reopening of Economy	J.P. Morgan	Online
21.	October 6, 2021	IDX-Daiwa-Bahana Best of Indonesia 2021 (Virtual Meetings)	Daiwa – Bahana	Online
22.	October 15, 2021	2021 HSBC Global Emerging Markets Forum	HSBC	Online
23.	October 15, 2021	UOBKayhian Asian Gems Virtual Conference 2021	UOBKayhian	Online

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No.	Date	Name of Activities	Organizer	Location
24.	November 7 – 9, 2021	Dubai EXPO 2020	Dubai Expo	Online
25.	November 10, 2021	J.P. Morgan’s 9th Global TMT Conference	J.P. Morgan	Online
26.	December 1, 2021	UBS Global Emerging Markets One-on-One Virtual Conference	UBS	Online

CORPORATE SECRETARY’S TRAINING AND EDUCATION

In 2021, Telkom will provide training for Investor Relations Unit to develop the competence of Corporate Secretary/Investor Relations. Some of the education and training provided by Telkom during 2021 are as follows.

Training and Education Attended by Corporate Secretary/Investor Relations in 2021

No.	Date	Name of Activities	Organizer	Location
1.	February 24 - March 17, 2021	Webinar Pre-IPO Process: Comprehensive Preparation and Planning to a Successful IPO	Telkom Corporate University	Online
2.	March 17 - 18, 2021	Initial Public Offering (IPO) Training	RHB Sekuritas	Online
3.	April 5 - 6, 2021	Certified Governance Practitioner (CGP)	LPS-MKS	Online
4.	May 6, 2021	Unraveling Special Purpose Acquisition Company (SPACs) in Asia Pacific	Baker McKenzie	Online
5.	May 24, 2021	2021 ESG Disclosure Priorities hosted by the AICPA & CIMA, CAQ and SASB	Sustainability Accounting Standards Board (SASB)	Online
6.	June 8, 15, 22, 29, 2021	2021 SASB Standards Implementation Webinar Series	SASB	Online
7.	June 15, 2021	How to Do the Task Force on Climate-Related Financial Disclosures (TCFD) Reporting	S&P Global Market Intelligence	Online
8.	July 8, 2021	Not “If” but “When” Global Cybersecurity Update	Baker McKenzie	Online
9.	July 13 - 15, 2021	Certified Risk Professional	TAP Kapital	Online
10.	July 29, 2021	Best Practice in ESG Reporting with expert from Ernst & Young	Morgan Stanley	Online
11.	July 31 - August 1, 2021	Certified Financial Planner Exam	Financial Planning Standards Board (FPSB) Indonesia	Online
12.	August 12, 2021	Pemahaman dan Penerapan POJK No. 3/POJK.04/2021 tentang Penyelenggaraan Kegiatan di Bidang pasar Modal	Asosiasi Emiten Indonesia (AEI)	Online
13.	September 14 - November 17, 2021	Data Driven Leadership	Telkom Corporate University	Online
14.	September 15, 17, 23, 24, 2021	PwC Asia Pacific Risk Symposium 2021	PwC	Online
15.	October 5, 2021	GRI launch the updated Universal Standards	GRI	Online
16.	December 1, 2021	Capital Market Webinar, TCFD in Finance	IDX- GRI	Online
17.	December 8, 2021	Pemahaman Corporate Strategic Scenario (CSS) Telkom	Telkom Corporate University	Online

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INTERNAL AUDIT UNIT

Internal Audit Unit or Internal Audit Department (IA) is a part of TelkomGroup whose function is to provide an independent and objective view of Company's business activities. In addition, this unit also helps Telkom achieve its goals through a systematic and disciplined approach in evaluating and improving the effectiveness of risk management, control, and implementation of good corporate governance. Internal Audit Unit is also expected to add value and improve the effectiveness and efficiency of Company's business operations.

INTERNAL AUDIT CHARTER

Telkom has an IA Charter as stated in Resolution of the Board of Directors Number SK.13/PW000/TEL-00000000/2021 dated May 18, 2021 regarding Internal Audit Charter, and has been approved by President Director, President Commissioner, and Chairman of Audit Committee. This charter is guided by international standard from Institute of Internal Auditor (IIA). IA Charter contains references and guidelines for IA in carrying out the functions and roles of Internal Audit in the company, in the form of IA's vision, mission, structure, status, duties, responsibilities, and authorities, as well as IA personnel requirements.

INTERNAL AUDIT UNIT’S DUTIES AND RESPONSIBILITIES

Duties and responsibilities of IA Telkom, based on Internal Audit Charter, are

1.	To prepare work plan and annual audit work program that are risk-based and aligned with the speed of change and very dynamic business challenge;
2.	To implement the annual Internal Audit plan which has been consulted with Audit Committee or reviewed by Audit Committee;
3.	To carry out Internal Audit based on the approved audit work program;
4.	To carry out Internal Audit outside the work program based on instructions from President Director and Audit Committee;
5.	To test and evaluate the adequacy of the implementation of internal control and risk management system in accordance with company policies;
6.	To conduct inspection and assessment of efficiency and effectiveness in finance, accounting, operation, human resource, marketing, information technology, and other activities;
7.	To conduct review and/or audit of the company's financial statement periodically;
8.	To conduct compliance check based on the provisions of relevant law and regulation;
9.	To identify alternative improvement and increase the efficiency and effectiveness of the use of resource and fund;
10.	To make a report on the result of Internal Audit and submit the report to President Director and Audit Committee;
11.	To monitor, analyze, and report on the implementation of the follow-up improvement that have been recommended;
12.	To provide suggestion for improvement and objective information about the audited activities at all levels of the Management of the Company, Subsidiaries, Affiliated Companies, and other Entities;
13.	To provide consultation needed by the Company, Subsidiaries, Affiliated Companies and other Entities in accordance with the agreed scope of Internal Audit;
14.	To perform audit synergy with the unit that carry out internal audit function in Subsidiaries, Affiliated Companies and other Entities;
15.	To monitoring the follow-up to the recommendation of Internal Audit result that have a significant impact and reporting the result to Audit Committee;
16.	To develop evaluation methodology and program to improve the quality of Internal Audit activities in collaboration/coordination with Audit Committee;

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17.

To conduct a review and/or in-depth examination at the request of Audit Committee in order to follow up on whistleblower and/or allegation of fraud in the Company, Subsidiaries, Affiliated Companies and other Entities, and submit the result of Internal Audit to President Director and Audit Committee; and

18.	To conduct a preliminary examination in the form of an operational audit for certain purposes as a follow-up to the existence of a whistleblower and/or suspected fraud.

SVP INTERNAL AUDIT UNIT’S PROFILE

Harry Suseno Hadisoebroto

Profile

Age	: 55 years old
Nationality	: Indonesian
Domicile	: Bandung, Indonesia

Educations

1999	Master of Science in Engineering - Project Management, University of Manchester Institute of Science and Technology, United Kingdom
1990	Bachelor Degree in Civil Engineering, Institut Teknologi Bandung, Indonesia

Basis of Appointment

Resolution of the Board of Directors No.1905/PS720/HCC-10/2015 dated June 9, 2015, which came into force from July 1, 2015, to the present. Based on the resolution, the Head of the Internal Audit unit is directly appointed by the President Director.

Term of Office

July 1, 2015 up to present.

Carreer Experiences

2015 - Present	SVP Internal Audit, PT Telkom Indonesia, Tbk.
2014 - 2015	SVP Internal Audit, PT Telekomunikasi Seluler.
2011 - 2014	VP Infrastructure & Supply Management Audit, PT Telkom Indonesia (Persero) Tbk.
2010 - 2011	AVP Infrastructure Audit, PT Telkom Indonesia (Persero) Tbk.
2007 - 2009	Deputy General Manager Kandatel Malang, PT Telkom Indonesia (Persero) Tbk.

INTERNAL AUDIT UNIT’S STRUCTURE AND POSITION

Telkom’s Internal Audit (IA) reports directly to President Director. This unit is headed by Senior Vice President of Internal Audit (SVP IA) who is appointed and dismissed by President Director with approval of the Board of Commissioners. As of the end of 2021, IA Telkom consists of 93 employees.

If SVP IA does not meet the requirements and/or fails or is unable to carry out its duties, President Director may terminate SVP IA with the approval of the Board of Commissioners. This is in line with OJK Regulation No. 56/POJK.04/2015 regarding "Formation and Guidelines for the Preparation of Internal Audit Unit Charter". Until the end of 2021, Telkom IA organizational structure can be seen below.

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SVP Internal Audit
VP PLANNING & DEVELOPMENT AUDIT
VP INFRASTRUCTURE & OPERATION AUDIT
VP IT AUDIT
VP INTREGATED & FINANCIAL AUDIT
AVP QUALITY ASSURANCE & SYSTEM DEVELOPMENT
VP INFRASTUCTURE & SUPPLY AUDIT
AVP APPLICATION TRANSACTION AUDIT
AVP ICOFR & RISK MANAGEMENT AUDIT
AVP RESOURCE & ADMINISTRATION
AVP SERVICE OPERATION & SUPPORT AUDIT
AVP IS OPERATION AUDIT
AVP FINANCIAL & ASSET MANAGEMENT AUDIT
AVP AUDIT PARTNER 1
AVP SERVICE DELIVERY AUDIT
AVP INFORMATION SECURITY AUDIT
AVP A&A COMPLIANCE AUDIT
AVP AUDIT PARTNER 2
AVP AUDIT PARTNER 3
POOL OF AUDITOR

INTERNAL AUDIT UNIT’S TASK IMPLEMENTATION

Every year, IA Telkom makes a work plan as outlined in Program Kerja Audit Tahunan (PKAT) or Annual Audit Work Program and Program Kerja Non Audit Tahunan (PKNAT) or Annual Non-Audit Work Program, which are approved by Audit Committee and President Director. In 2021 financial year, IA Telkom has carried out 60 assignments outside of PKNAT, which include audit, consultation, evaluation, and review activities. The description of IA Telkom activities are as follow:

Sub Department	Audit	Consultation	Evaluation	Review	Total
Infrastructure & Operation Audit (IOA)	7	9	0	2	18
Integrated & Financial Audit (IFA)	8	5	6	8	27
Information & Technology Audit (ITA)	7	7	1	0	15
Total	22	21	7	10	60

INTERNAL AUDIT’S QUALIFICATION AND PROFESSIONAL CERTIFICATION

IA Telkom employees need to have certification in order to carry out standardized work and so the quality of internal control can run well. At the end of 2021, certifications held by IA Telkom employees are presented in the table below.

No.	Certification Type	Number of Certification
1.	Certification in Risk Management Assurance (CRMA)	1
2.	Certified Associate in Project Management (CAPM)	1
3.	Certified Behavior Consultant (CBC)	2
4.	Certified Data Center Prosessional (CDCP)	1
5.	Certified Data Center Specialist (CDCS)	1

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No.	Certification Type	Number of Certification
6.	Certified Data Privacy Solution Engineer (CDPSE)	1
7.	Certified Ethical Hacker (CEH)	5
8.	Certified Forensic Auditor (CFrA)	1
9.	Certified Fraud Examiner (CFE)	3
10.	Certified Information Systems Auditor (CISA)	3
11.	Certified Information Systems Security Professional (CISSP)	1
12.	Certified Internal Auditor (CIA)	3
13.	Certified Management Accountant (CMA)	2
14.	Certified Risk Management Officer (CRMO)	10
15.	Certified Risk Management Professional (CRMP)	1
16.	Certified Risk Professional (CRP)	2
17.	Chartered Accountant (CA)	6
18.	Cisco Certified Internetwork Expert (CCIE)	1
19.	Cisco Certified Network Associate (CCNA)	1
20.	Cisco Certified Networking Profesional (CCNP)	1
21.	Essential Licensed Trainer (ELT)	1
22.	Governance, Risk Management, and Compliance Professional (GRCP)	1
23.	ISO 14001: Enviromental Management System	1
24.	ISO 18001: Sistem Manajemen Keselamatan dan Kesehatan Kerja	1
25.	ISO 20000-1 (ITSMS)	2
26.	ISO 22301 (BCMS)	2
27.	ISO 27001 Lead Auditor	3
28.	ISO 27001:2013 (ISMS)	2
29.	ISO 37001:2016 Anti - Bribery Management System	2
30.	ISO 9001: Sistem Manajemen Mutu	1
31.	IT Infrastructure Library (ITIL)	3
32.	Manajemen Risiko Dana Pensiun	1
33.	Qualified Internal Audit (QIA)	4
34.	Qualified Wealth Planner (QWP)	1
35.	Red Hat Certified System Administrator (RHCSA)	1
36.	Sertifikasi Wakil Manajer Investasi	2
37.	Telkom Certified Customer Care Expert (TCCCE)	1
38.	Telkom Certified IP Fundamental (TCIF)	2
	Total	78

INTERNAL AUDIT’S TRAINING AND EDUCATION

In 2021, Telkom will involve IA Telkom employees in various educational and training activities organized by Telkom CorpU, ACFE, IIA, ISACA, SPRINT, BPKP, and others. This is done because Telkom realizes the importance of maintaining the competence of IA Telkom employees. The following are recapitulation of education and training attended by IA Telkom employees.

Programs	Number of Participants	Number of Days
Culture	201	25
Leadership	74	62
Business	583	7
Technical	330	98
Certification	50	140
Sharing Knowledge	215	11
Total	1,453	343

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INTERNAL CONTROL SYSTEM

The implementation of Internal Control System (SPI) at Telkom is a continuous monitoring mechanism, including the reliability of financial reports, availability of complete and timely financial reports, including the evaluation of financial reporting. Telkom's SPI is under the supervision of President Director and Director of Finance, and is carried out by the Board of Directors, management, and other personnel collectively.

Telkom continues to strive to ensure that the preparation of consolidated financial statements is in accordance with Financial Accounting Standards set by Indonesian Institute of Accountants (IAI) and also complies with the provisions of SOX Section 404 because Telkom's shares are listed on New York Stock Exchange. SOX Section 404 requires Telkom to establish, maintain, test, and disclose the effectiveness of internal control over financial reporting.

In addition to the financial aspect, SPI also aims to provide adequate guarantees for the achievement of efficiency and effectiveness of operational activities, as well as compliance with regulations. Through this system, Telkom monitors the Company's compliance with applicable laws and regulations, both regulations issued by Telkom officials and government regulations. In addition, Telkom also controls its operational activities within the SPI framework, according to the activities in the applicable work procedures in each function.

INTERNAL CONTROL FRAMEWORK

SPI which implemented by Telkom is in line with the Internal Control-Integrated Framework 2013 from The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Telkom is committed to always ensuring that policies, compliance, and all business activities are carried out in accordance with applicable laws and regulations, both internal and external. The unit responsible for compliance with laws and regulations is Legal & Compliance Unit under Corporate Secretary Department. The unit carries out several activities, such as legal advisory, legal opinion, legal review, and litigation.

Telkom implements five components of internal control in accordance with the COSO Framework. These components are interlinked at all levels and business units of the company. The five components implemented by Telkom are:

1.	Control Environment
	a.	Demonstrates commitment to integrity and ethical values.
	b.	Exercises oversight responsibility.
	c.	Establishes structure, authority, and responsibility.
	d.	Demonstrates commitment to competence.
	e.	Enforces accountability.

2.	Risk Assessment
	a.	Specifies relevant objectives.
	b.	Identifies and analyzes risk.
	c.	Assesses fraud risk.
	d.	Identifies and analyzes significant change.

3.	Control Activities
	a.	Selects and develops control activities.
	b.	Selects and develops general controls over technology.
	c.	Deploys through policies and procedures.

4.	Information and Communication
	a.	Uses relevant information.
	b.	Communicates internally.
	c.	Communicates externally.

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5.	Monitoring Activity
	a.	Conducts ongoing and/or separate evaluations.
	b.	Evaluates and communicates deficiencies.

INTERNAL CONTROL IMPLEMENTATION IN TELKOM

The five components have been applied to Telkom's policies, including the following:

INTERNAL CONTROL IMPLEMENTATION IN TELKOM
Control Environment
●

Telkom is committed to integrity and ethical values by building and establishing a corporate culture as a guide for main players in building leadership patterns and strengthening organizational synergies, as an engine of economic growth, an accelerator of social welfare, a provider of employment, and a provider of high performing culture talent. Telkom guarantees sustainable competitive growth in the form of long-term superior performance achievement. Core Values AKHLAK (Amanah, Kompeten, Harmonis, Loyal, Adaptif, and Kolaboratif) are the main values of SOE human resources that must be adopted by TelkomGroup so that every TelkomGroup resource knows, implements, and internalizes seriously, consistently and consequently, thus bring forth to daily behaviors that shape the work culture of TelkomGroup which is in line with the Core Values of SOE.

●

Telkom ensures the effectiveness of implemented Internal Audit activities by implementing the SOA 302/404 prerequisites and managed with a risk-based audit approach. Telkom also ensures that effective coordination and co-operation with internal and external parties, and business risks to all business activities are adequately managed with internal control systems.

●

Telkom has a Competency Directory that defines the company's competency needs. One of them is Finance Stream which includes the competence of Corporate Finance with the sub-area of Capital Structure competency and Working Capital Management (Treasury Management). Then, Accounting with sub-area competence of Financial Accounting, Management Accounting, and Corporate Tax. The competency development policy is aimed at creating superior, global quality, and highly competitive employees.

Risk Assessment
●

Telkom has several considerations in developing accounting policies such as Statements of Financial Accounting Standards (PSAK), Interpretation of Statements of Financial Accounting Standards (ISAK), International Accounting Standards (IAS), related laws, and changes in impacted internal environments.

●	Telkom has a principle of financial assertion in ICOFR planning that is well respected by all relevant employees.
●	Telkom manages internal and external corporate risk with established mechanisms.
●	Telkom also implements an anti fraud policy control system and have potential fraud prevention.
Control Activities
●	Telkom sets up a Business Process Owner (BPO) and AO (Application Owner) that have duties and responsibilities related to ICOFR.
●	Risk determination rules and internal controls refer to the ICOFR policy consisting of segregation of duties, risk determination, and determination of internal controls.
●	Telkom has guidelines for the implementation of information systems security that are aligned with company needs and can be implemented on an ongoing basis.
Information and Communication
●

Telkom has accounting policies implemented under IFAS and IFRS, outlined following accounting principles and implementation, including information or data related to the process and disclosure of financial reporting, and regulates the components of the consolidated financial statements.

●

Telkom has an information technology policy that provides a frame of reference for each process or unit associated with the organization's IT operations in the preparation and implementation of guidelines and procedures. The scope of IT regulations in our company covers aspects of IT governance and IT management.

Monitoring Activity
●

Telkom has an Internal Audit Charter that includes the auditor's requirements in Internal Audit Unit, which has professional integrity and behavior, knowledge of risks and important controls in the field of information technology, knowledge of Capital Market laws and regulations.

●	CEO TelkomGroup always increases awareness from management regarding audit and change management in the form of CEO Notes and establishes Integrated Audit and forms Probis IFRS.

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Telkom regularly conducts assessments related to the implementation of SPI, to improve the quality of the Company's Internal Control System (SPI). In 2021, Telkom has conducted an assessment of the implementation of SPI, in line with Regulation of the Minister of State-Owned Enterprises Article 26 Paragraph 2 of 2011 regarding Implementation of Good Corporate Governance (GCG) in SOE. The result of SPI assessment in 2021 stated that the effectiveness of the Telkom Control System is effective.

FINANCIAL AND OPERATIONAL CONTROL

The Company runs a control system for the financial function starting from financial plans, feedback, adjustments to validation process to ensure that plans are implemented or to change existing plans in response to various changes that occur. Operational control includes the placement process so that operational activities are carried out effectively and efficiently.

In general, financial and operational control at Telkom, includes:

1.	Physical Control of Assets and Intangible Assets
Physical control of assets in the corporate environment is directed at securing and protecting risky assets.
2.	Separation of Functions and Authorization
Segregation of functions is geared towards adequate review and reduces the potential for errors and fraud.
3.	Execution of Events and Transactions
Control is carried out to ensure that transaction activities are carried out properly according to the plan and need that have been determined.
4.	Accurate and On Time Records on Events and Transactions
Accurate and on time records of operational events and transactions that carried out.
5.	Restricted Access and Accountability for Resources and Their Records
Access to company resources and records should be limited only to the personnel that assigned the duties and responsibilities.
6.	Good Documentation of Control Events and Transactions
Every event and transaction in the company is well documented as basic evidence of the occurrence and fairness of the transaction.

EFFECTIVENESS OF INTERNAL CONTROL SYSTEM OVERVIEW

Telkom reviews the effectiveness of control system based on the supervision carried out by Internal Audit Unit, and External Audit Unit. Management is responsible for the implementation of a reliable and effective Internal Control System and ensures that it is embedded at every level of the organization.

Internal Audit Unit oversees the implementation of Internal Control System and report it to the Board of Directors and the Board of Commissioners. The audit findings will be submitted to the relevant management for follow-up. Based on the supervision in 2021, Internal Control System at Telkom is considered to have been running effectively.

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STATEMENT OF THE BOARD OF DIRECTIONS AND/OR THE BOARD OF COMMISSIONERS ON ADEQUACY OF INTERNAL CONTROL SYSTEM

In an effort to ensure the effectiveness of internal control system, the Board of Directors and the Board of Commissioners through Audit Committee hold regular meetings with Internal Audit and External Audit Unit. The meeting discussed internal control monitoring and follow-up plans on matters that need to be of concern to management. Internal Audit and External Audit Unit will report to the Board of Directors and the Board of Commissioners the result of monitoring and testing of internal controls at least 1 (one) time a year.

The Board of Directors and the Board of Commissioners assess that Telkom's Internal Control System has been running effectively and has met the adequacy of policy and standard referred. This adequacy includes:

1.	Provisions of Sarbanes-Oxley Act (SOX) 302, 404, and 906
	a.	SOX 302 Corporate Responsibility for Financial Reports

Require the CEO and CFO to provide certification regarding the effectiveness of design and implementation of internal control and disclosure of significant deficiencies in internal control in the context of financial reporting (Internal Control over Financial Reporting/ICFR).

	b.	SOX 404 Management Assessment of Internal Controls

Require companies that list their shares on United States stock exchange to design, implement, document, evaluate, and disclose the result of evaluation of the effectiveness of internal control over financial reporting (Internal Control over Financial Reporting/ICFR).

	c.	SOX 906 Corporate Responsibilities for Financial Reports: Failure of Corporate Officers to Certify Financial Reports
		i.	If misrepresented, the CEO and CFO are subject to criminal penalties of up to $ 1 million or up to 10 years in prison, or both, or
		ii.	If the disclosure is intentional, the CEO and CFO are subject to criminal penalties of up to $ 5 million or up to 20 years in prison, or both.
2.	Regulation of Minister of State-Owned Enterprises Article 26 Paragraph 2 of 2011 regarding Implementation of Good Corporate Governance (GCG) in SOE.

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RISK MANAGEMENT SYSTEM

Risk management system has an important role in ensuring the realization of Good Corporate Governance (GCG) within Telkom and its Subsidiaries. By continuing to implement and improve this system on an ongoing basis, Telkom will be able to expand its business scope amidst various risks related to the transformation of communication in the digital era. In addition, risk management that goes well will support the continuity of the Company's telecommunications business in the midst of increasingly fierce competition.

GENERAL ILLUSTRATION REGARDING THE RISK MANAGEMENT SYSTEM

Telkom is obliged to implement risk management because it is listed on New York Stock Exchange (NYSE) to comply with Sarbanes-Oxley Act, specifically articles 302 and 404. In addition, as a State-Owned company, Telkom is required to implement this system in accordance with Regulation of Minister of SOE No. 1 Year 2011.

From the aspect of company's internal regulations, relating to the implementation of risk management, Telkom has also issued various company policies in the form of:

1.

Decision of the Board of Commissioners (KAKOM No. 7/2006 Risk Management regarding Authorities and Responsibilities of the Board of Commissioners, Obligations of the Board of Directors regarding Implementation of Risk Management);

2.

Decision of the Board of Directors/Regulation of the Board of Directors (KD 13/2009 regarding Guidelines for SOX Management Sections 302 and 404, Company Management refers to the provisions of the US SEC and PD 614.00/r.01/2021 regarding Telkom Enterprise Risk Management);

3.	Regulation of the Board of Directors (PR 614.00/r.00/2016 regarding Guidelines for Implementation of Enterprise Risk Management (Telkom Enterprise Risk Management).

These various regulations and provisions are the basis for Telkom to carry out risk management, of course, it has referred to various existing standards and best practices.

Risk Management System (Framework) and Policy

In implementing risk management policies, Telkom is guided by two policy bases, namely Regulation of the Board of Directors No. PD.614.00/r.01/HK.200/COP-D0030000/2021 dated April 30, 2021 regarding Corporate Risk Management (Telkom Enterprise Risk Management) and Regulation of the Director of Finance number PR.614.01/r.00/HK200/COP-D0030000/2016 regarding Guidelines for the Implementation of Corporate Risk Management (currently still in the process of updating).

In 2021, the standardization of risk management at Telkom from which originally referred to COSO ERM switched to ISO 31000: 2018 Risk Management - Principles and Guidelines, where this standardization consists of 3 (three) main components, namely:

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1.	Principle as the foundation of how risk management works to ensure the creation and protection of value;
2.	Framework that regulates the commitment to the roles and division of risk management functions;
3.	Process that describes the activities/stages in carrying out risk management. The risk management process consists of 6 (six) processes, namely:
	a.	Setting context - Scope, context and criteria;
	b.	Risk assessment which consist of:
		i.	Risk identification;
		ii.	Risk analysis;
		iii.	Risk evaluation.
	c.	Risk treatment;
	d.	Communication and consulting;
	e.	Monitoring and review;
	f.	Recording and reporting.

Professional Certification

Risk Management Unit consists of professionals who are experts in their fields. By the end of 2021, there are 15 members of Telkom Risk Management Unit who have professional certifications related to risk management, as presented in the table below.

Professional Certification of Members of Telkom Risk Management Unit as of December 31, 2021

No.	Member’s Name	Certification		Year of Review	Status
1.	Jajat Sutarjat	a.	Certified in Enterprise Risk Governance (CERG)	2017	Active
		b.	Certified Risk Professional (CRP)	2021	Active
		c.	Certified Governance Professional (CGP)	2021	Active
2.	Moh Ahmad	a.	Certified in Enterprise Risk Governance (CERG)	2017	Active
		b.	Certified Risk Professional (CRP)	2020	Active
		c.	Certified Governance Professional (CGP)	2021	Active
3.	Hendri Purnaratman	a.	Certified Risk Professional (CRP)	2021	Active
		b.	Certified Governance Professional (CGP)	2021	Active
4.	Agus Suprijanto	a.	Certified Risk Professional (CRP)	2020	Active
5.	Rudi Sudiro M	a.	Certified Risk Professional (CRP)	2020	Active
6.	Iswatoen Hasanah	a.	Certified Risk Professional (CRP)	2020	Active
7.	Tati Krisnayanti	a.	Certified Risk Professional (CRP)	2020	Active
8.	B. Nicolaas Freddy	a.	Certified Risk Professional (CRP)	2020	Active
9.	Fivtina Marbelanty	a.	Certified Risk Professional (CRP)	2020	Active
10.	Sophia Khana	a.	Certified Risk Professional (CRP)	2021	Active
		b.	Certified Governance Professional (CGP)	2021	Active
11.	Meylia Candrawati	a.	Certified Risk Professional (CRP)	2021	Active
		b.	Certified Governance Professional (CGP)	2021	Active
12.	Nofriandi Rosa	a.	Certified Risk Professional (CRP)	2021	Active
13.	Tatwanto Prastistho	a.	Certified Risk Professional (CRP)	2021	Active
14.	Dimas Prasstyo	a.	Certified Risk Professional (CRP)	2021	Active

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HEAD OF RISK MANAGEMENT UNIT’S PROFILE

Jati Widagdo

Profile

O
Age	: 48 years old
Nationality	: Indonesian
Domicile	: Jakarta, Indonesia

Education

1996	Bachelor Degree in Industrial Engineering, Sekolah Tinggi Teknologi Telkom, Indonesia

Executive Course

1.	Executive Education: INSEAD (Global Leadership Course)
2.	Kellog Northwestern (Operational Strategy)
3.	Standford (Driving Innovation)
4.	BCI (Risk Management & Business Continuity Plan)

Basis of Appointment

Decision Letter of Telkom Directors No. SK 1804/PS720/HCB-105/2021 dated July 30, 2021 regarding Employee Movements.

Term of Office

August 1, 2021 up to present.

Career Experiences

2021 - Present	SVP Risk Management.
2020 - 2021	CEO Admedika.
2019 - 2020	CEO BOSNET Distribution Indonesia.
2016 - 2019	Director IT and Operation PT Integrasi Logistik Cipta Solusi.
2009 - 2016	Assistant Vice President RPM in Telkom.

Experience Engaged in Strategic Projects

2020 - 2021	Head of PMO Digital Market (PADI) MSME Ministry of SOE.
2020	Lead of Digitization Port and Logistics.
2017 - 2019	Digital Healthcare.

Risk Management’s Organizational Structure

Along with the initiative to strengthen Risk Management organization in accordance with the direction and aspiration of Ministry of SOE and the Board of Commissioners, management function governance is under the responsibility of Risk Management Department which is under Directorate of Finance and Risk Management. Appointment and dismissal of members of Risk Management Department is carried out by President Director, Director of HCM or SGM HCBP based on Resolution of President Director, Director of HCM or SGM HCBP. The number of employees in Risk Management Department are currently 26 people. Management function of Risk Management refers to Regulations of the Board of Directors and Regulations of the Director of Human Capital Management in 2021, with the following structure.

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RISK MANAGEMENT UNIT’S EDUCATION AND TRAINING

Telkom regularly includes members of Risk Management Unit in various education and training, to improve the competence and quality of this unit. In addition, Telkom also continues to conduct socialization and workshop in the office environment, division, and Subsidiaries regarding risk management. This is done so that all units within Telkom have the same understanding in the application of risk management. The table below describes risk management training activities in 2021.

Risk Management Training in 2021

ate
No.	Date	Name	Training Activities	Organization Instituiton
1.	2021	ISO 22301 BCMS	Online	TUV
2.	2021	Webinar Risk Based Budgeting	Online	IR Consult
3.	2021	Risk Implementation Training based on ISO 31000	Online	TAP Kapital

RISK MANAGEMENT UNIT’S ACTIVITIES

Risk Management Unit has carried out its duties and responsibilities in managing various risks during 2021. The tasks and responsibilities that have been carried out are as follows:

1.	Arranging and updating TelkomGroup's risk profile.
2.	Arranging CSS risk factor and RKAP.
3.	Coordinating preparation of risk register unit (advisory, risk review, inputting, KRI).
4.	Formulating risk universe.
5.	Aligning the implementation of risk management with Subsidiaries.
6.	Arranging strategy and roadmap TelkomGroup’s ERM.
7.	Arranging and developing risk management architecture (risk appetite, risk acceptance criteria, risk tolerance, risk capacity).
8.	Coordinating risk based budgeting unit together with financial control.
9.	Coordinating preparation/updating of BCP Set.
10	Coordinating risk assessment and business impact analysis.
11.	Conducting evaluation and testing BCP (sampling).
12.	Implementing Certification of ISO 22301: BCMS.
13.	Managing Insurance (property, Director & Officer/DNO, personal accident, in-orbit satellite insurance, etc.).

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14.	Supporting revenue assurance.
15.	Overseeing the implementation of fraud management.
16.	Implementing fraud risk assessment business process of ICoFR.
17.	Preparing risk management reporting to the BOD and BOC.
18.	Preparing risk management reporting and support risk management agenda of Ministry of SOEs.
19.	Arranging and updating ERM policies (PR ERM, risk assessment implementation guidelines, BCMS, insurance, fraud management, revenue).
20.	Planning and facilitating assessment of the effectiveness of risk management (risk maturity assessment).
21.	Arranging, developing, and assessing key performance indicators for risk management effectiveness unit.
22.	Arranging policies, governance, and roadmap for good corporate governance.
23.	Arranging policies, governance, and roadmap for quality management.
24.	Formulating policies (including methods), governance, process management mechanism, and communication.
25.	Managing, designing, and compiling company's business processes (enterprise wide process, business unit process).
26.	Managing, designing, and remediating business processes of ICoFR.
27.	Reviewing the organization's high-layer business processes.

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TYPES OF RISK AND MANAGEMENT METHOD

Telkom established Risk Management Unit to assist the Company's management in identifying strategic risks related to business processes. The following table presents some of the main risks that affect Telkom's business activities.

Table of Risk and Management Method

Type of Risk	Risks That Is Faced	The Impact to Telkom		Mitigation/Risk Management
1.	Risks Related to Indonesia
Political and Social	The disruption of political stability and social instability to specific issues.	Have negative impact to the business, operation, financial condition, business proceeds and prospect as well as market price for securities.		a.	Monitoring of the influence of social political instability to the disruption of operational/service.
				b.	The maintenance of awareness through the improvement of safety & security functions.
Macro Economy	The change of global, regional, or Indonesian economic activities.	a.	Have the impact on the business, financial condition, business result or business prospect.	a.	Monitoring of the influence of macroeconomy to the change to increase the expense through Cost Leadership program.
The fluctuation of Rupiah Exchange rate.
	The increase of loan interest rate.	b.	Have a material adverse effect to the business, financial, condition, business proceeds or business prospect.	b.	To look for the opportunity to increase the spending of APBN pursuant to the Government focus (Maritime, Tourism, Energy, Transportation, etc).
The decrease of Government or Company’s credit rating.
Risk of Disaster	Flood, thunder, storm, earthquake, tsunami, volcano eruption, epidemic, fire, drought, power shut down and other event beyond Telkom’s control.	Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities.		a.	Transfer of risk by using the insurance of assets to anticipate the natural disaster and fire.
				b.	Coordination with ASKALSI (Indonesian Sea Cable Association) to secure SKKL.
				c.	Preventive & corrective action by preparing the disaster recovery plan and crisis management team.
Other Risks	Indonesian corporate information disclosure standard is significantly different than what is implemented in other countries including the United States of America.	Disrupting its business operation and giving the negative impact to the financial performance and profit, business prospect as well as market price of securities.		The use of a competent legal consultant that has experience with the issues on corporate law in other countries particularly the United States of America.
The difference in the regulation of dividend determination.
The issue on the legal certainty in Indonesia and United States of America including the implementation of law.
The possibility on the difference in the interest of controlling Shareholders with the interest from other Shareholders.
2.	Business Related Risks
Operational Risk	The failure in the sustainability of network operation, main system, gateway on Telkom’s network or other operator’s network.	Has the negative impact to the business, financial condition, proceeds from the operation and business prospect.		a.	Implementation of BCM, BCP, and DRP.
				b.	Certification of Integrated Management System (IMS) for infrastructure management.

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Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
	Threat of physical and cyber security, such as theft, destruction, or other action.	Has the negative impact to the business, financial condition, result from the operation materially.	a.	The upgrade of Preventive Action in the form of Vulnerability Assessment and Penetration Test periodically.
			b.	Monitor and Identificate all types of attack in the real-time as well as to choose and conduct a necessary action immediately.
			c.	Preparing the recommendation to handle cyber attack based on the historical incident analysis.
			d.	Intensive coordination with relevant parties to handle the cyber attack.
	Risk regarding internet service.	May face a lawsuit and damage the reputation.	To be more prudent in the preparation of contract with content provider partner.
	Leak of revenue due to the internal capability weakness or external factor.	Has a negative impact to Telkom’s business result.	a.	Acceleration of leak detection time and revenue indicated as an external fraud in real-time.
			b.	Monitoring the critical point of the leak of revenue especially on the rejected billing call.
	New technology.	Has an impact on the competitive power.	a.	The preparation of Technology Roadmap by taking into account future technologies and the possible implementation of competitor’s technologies.
			b.	Acceleration of IDN (Indonesia Digital Network) program to support future services.
	The limit of operation period, damage or ruin, delay or failure to launch, or the revocation of satellite license.	Can create loss to financial condition, operation result and capability to give services.	a.	The planning to change the satellite of which operation period will be immediately expired.
			b.	The insurance of satellite operation during the active period.
			c.	Insurance for manufacturing and launching of new satellite.
			d.	Developing the understanding with Regulator in relation to the satellite operation by Telkom.
Financial Risk	Interest Rate Risk.	Has an adverse effect to the business, financial condition and result from the operation.	Interest rate swap contract from the float interest rate to become the fix interest rate upon certain loan term.
	Foreign exchange rate risk.	Has negative impact on the financial condition or result from the operation.	Placement of time deposit and hedging to cover the fluctuation risk of foreign exchange.
	The limit to fund capital expenditure.	Has a material adverse effect to the business, financial condition, operational performance, and business prospect.	Maintaining and improving the Company’s performance to obtain the trust from National or Global fund institution/source.
Legal and Compliance Risk	Penalty/fine by KPPU in relation to the price-fixing and the occurrence of class action.	Reducing Telkom’s revenue and has negative impact to the business, reputation, and profit.	Strengthening legal review towards corporate action plan or certain contract.

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Type of Risk	Risks That Is Faced	The Impact to Telkom	Mitigation/Risk Management
Regulation Risk	The change of Indonesian or International Regulation.	Has the impact to the business, financial condition, operational performance, and business prospect.	a.	Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular.
			b.	Giving inputs so that the regulation that will be stipulated will give positive impact to the Company and industry.
Fixed and Mobile Telecommunication Business Risk	Losing the cable phone customers and revenue from the service of cable phone voice call.	Has a material adverse effect on the result from operation, financial condition, and Telkom’s business prospect.	a.	Improving QoS – Quality of Service for cable phone customers.
			b.	Giving value added service.
	Competition on the internet service (Fixed Broadband).	Has a negative impact on the business, financial condition operational performance and business prospect.	a.	Strengthening the perception and quality of IndiHome as new digital life style.
			b.	Acceleration on the launching of the infrastructure for fixed broadband service.
	The competition on mobile service.	Has a negative impact on the business, financial condition operational performance and business prospect.	a.	Acceleration of the launch of the infrastructure for 4G service.
			b.	Improving QoS – Quality of Service.

RISK MANAGEMENT SYSTEM’S REVIEW ON THE EFFECTIVENESS

Implementation of Telkom's risk management system during 2021 has been effective, because it is able to manage Telkom's various business risks to support every policy and process in TelkomGroup. To support the effectiveness of the risk management system, Telkom uses several tools or risk management information systems, namely:

1.	Generic Tools Enterprise Risk Management Online (ERM Online) which is used by all units to manage Risk Register.
2.	Specific Tools for certain risk management which are:
	a.	Fraud Management System (FRAMES) application is used as an early detection system for the possibility of Customer and Third Party Fraud.
	b.	i-Library application managed by Service Operation Division and to be used to manage the documentation system of the Integrated Management System.
	c.	SMK 3 Online application managed by Security & Safety unit for Health and Safety documentation management.

In addition, in 2021 Telkom has carried out a process of evaluating the effectiveness of risk management implementation, namely:

1.	Measurement of Risk Maturity Index (RMI).
2.	Monitoring and evaluation of the effectiveness of risk mitigation through the ERM Online application.
3.	One-on-one evaluation/discussion and advisory with business units as needed.
4.	Joint reporting and evaluation with BOD and Committee for Planning and Risk Evaluation and Monitoring (KEMPR).

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STATEMENT OF THE BOARD OF DIRECTORS AND/OR THE BOARD OF COMMISSIONERS ON ADEQUACY OF RISK MANAGEMENT SYSTEM

In an effort to ensure the implementation of risk management, the Board of Directors and the Board of Commissioners through Committee for Planning and Risk Evaluation and Monitoring hold regular meetings with Risk Management Department. The meeting discussed risk monitoring within the Company and the follow-up actions taken by the risk owner to minimize the risks that occurred. Risk Management Department will report to the Board of Directors and the Board of Commissioners about the result of risk monitoring on a quarterly basis.

In 2021, the Board of Directors and the Board of Commissioners assess that the risk management system at Telkom has run well in accordance with and meets the adequacy of the policies and standards referred. This adequacy includes:

1.	Adequacy of Risk Management Information System

Risk management system that implemented in the Company has referred to ISO 31000:2018 framework and adopted various international standards to ensure the best implementation of a risk management. Preparation of risk register and risk profile of the Company has utilized the ERM Online application, as well as the monitoring and evaluation process as well as the dashboard.

2.	Adequacy of Identification, Measurement, Monitoring, and Risk Control Process

The Board of Directors through Internal Audit function has examined, evaluated, reported, and/or recommended improvements to the adequacy and effectiveness of the risk management process which was then followed up through an evaluation by Committee for Planning and Risk Evaluation and Monitoring.

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WHISTLEBLOWING SYSTEM

Telkom already has and operates a Whistleblowing System (WBS) since 2006, following up on The Sarbanes-Oxley Act of 2002. The establishment of WBS mechanism is an effort to prevent fraud and is a medium for all individuals within Telkom and third parties to report violation, fraud, or other form of ethical violation related to Telkom.

One of the concerns of Audit Committee as WBS manager is to increase the credibility of WBS system so that it can become a trusted medium for the public to submit report of violation. Audit Committee has conducted a series of comparative studies and studies to formulate the necessary improvement so that Telkom's WBS can make an optimal contribution to improving the quality of internal control.

DELIVERING A VIOLATION REPORT

Reports or complaints of violations can be submitted via website, e-mail, fax, or letter with address:

- , Telkom Landmark Tower 40th Floor Jend. Gatot Subroto Kav. 52, Jakarta, 12710

Audit Committee

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower 40th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta, 12710

E-mail: whistleblower@telkom.co.id; ka301@telkom.co.id

Fax: +6221 5271800

Website: www.telkom.co.id

The complaint must meet the following requirements:

1.	It is submitted through the website, e-mail, fax or letter.
2.	Complaints submitted related to the issue on internal control, accounting, auditing, breach of regulation, allegation on the fraud and/or allegation of corruption, and the breach of code of ethics.
3.	The information that is reported must be supported with sufficient evidence and those are reliable to be used as the initial data to conduct further investigation.

To improve the quality of WBS handling, on December 20, 2021, soft launching of Telkom Integrity Line was held which was attended by Audit Committee, Internal Audit, Corporate Secretary, Secretary to the Board of Commissioners and Deloitte Advis Indonesia, Independent Consultant as Complaint Receiving Unit.

PROTECTION TO THE COMPLAINANT

Telkom guarantees protection of the identity of the reporter who utilizes the WBS mechanism. This is based on the following internal policies:

1.

Resolution of the Board of Commissioners No. 08/KEP/DK/2016 dated June 8, 2016, regarding Policy Procedures for Complaints Handling (Whistleblower) of PT Telkom Indonesia (Persero) Tbk and Consolidated Subsidiaries.

2.	Directors Regulation No. P.6.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016.
3.

Resolution of the Board of Commissioners No. 01/KEP/DK/2018 regarding Standard Operating Procedure of the Whistleblower System at Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk and Consolidated Subsidiaries.

Telkom follows up any complaints or reports through WBS by prioritizing confidentiality and the principle of presumption of innocence. The aim is to encourage parties to have courage and feel safe in submitting reports of violations without any fear or worry.

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THE COMPLAINT HANDLING

Telkom operates Whistleblowing System mechanism under responsibility of Audit Committee. In practice, WBS mechanism refers to OJK Regulation No. 55/ POJK.04/2015 and Sarbanes-Oxley Act 2002 Section 301 regarding Public Company Audit Committee. All complaint reports handled by Audit Committee cover the following topics:

1.	Accounting and auditing.
2.	Violation of regulation.
3.	Fraud and/or the allegation of corruption.
4.	Code of conduct.

In order to fulfill a responsible and not defamatory complaint report against someone, Telkom determines certain complaint requirements. Report can be followed up immediately if the truth and accuracy of the complaint information has been supported by sufficient data. Some WBS complaints could not be followed up due to inaccurate and unreliable data and information.

THE COMPLAINT HANDLING MECHANISM

The following is a diagram of the mechanism for handling violations reported through Telkom WBS.

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Remark:

KDK	: Komite Disiplin Karyawan or Employee Discipline Committee

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THE PARTY THAT MANAGES THE COMPLAINT

WBS mechanism at Telkom is managed by several parties which are Whistleblower Protection Officer (WPO), Audit Committee, and Investigation Committee with their respective duties and responsibilities.

Whistleblower Protection Officer (WPO) is a member of Audit Committee whose job is to handle complaints by doing the following:

1.	Receiving the complaint.
2.	Administering the complaint.
3.	Conducting the initial verification of whether the complaint is in line with the criteria.
4.	Monitoring the follow up of the complaint.

The Audit Committee through meetings determines decisions relating to:

1.	Approval to follow up or not to receive complaints.
2.	Approval whether the complaint is followed up to internal or external parties.
3.	Assessment whether the follow up of complaints is adequate or not.

Internal Auditors play a role in:

1.	Conducting the initial assessment of the complaint received by Audit Committee.
2.	Preparing initial assessment reports and submitting the reports to the President Director to be copied to Audit Committee.

The Investigation Committee has a role in:

1.	Conducting further investigation upon the complaint that has been initially assessed by Internal Auditor.
2.	Preparing reports on the result of further investigation and submitting the reports to the President Director to be copied to the Audit Committee.

THE RESULT OF COMPLAINT HANDLING

During 2021, Telkom received 36 complaints report, and of that number, there were no (0) complaint that deserve to be followed up in accordance with the WBS criteria and procedures, because the complaint related to services. Service complaint has been forwarded to management through IA Unit to be informed and followed up with the relevant work unit. The table below presents information on complaints received by Telkom during the last 3 years and the follow-up process carried out.

Description		Total			Remarks
		2021	2020	2019
Total Complaint		36	48	44	Received complaints
Fulfill the requirements		0	1	5	Complaints proper to be followed up
Follow-up
1.	Exploring and further examining complaints in accordance with company policies and procedures	0	1	5

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COOPERATION HANDLING OF INTEGRATED WBS

On March 2, 2021, Telkom together with 26 other SOEs and Corruption Eradication Commission (KPK) signed a Perjanjian Kerja Sama (PKS) or Cooperation Agreement of Complaint Handling as an effort to eradicate corruption through an integrated Whistleblowing System (WBS). The scope of the cooperation agreement includes, among others:

1.	Formulation and/or strengthening of the internal rules for handling complaints;
2.	Commitment to complaint handling management;
3.	Handling complaint through application;
4.	Coordination and joint activities for handling complaints; and
5.	Exchange of data and/or information.

Further discussion of WBS can be found in Sustainability Report.

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POLICY REGARDING REPORTING SHARE OWNERSHIP OF DIRECTORS AND COMMISSIONERS

Provisions regarding periodic reporting of any changes in share ownership directly or indirectly from each member of the Board of Directors and Board of Commissioners of Telkom are regulated in Board Manual of the Board of Directors and the Board of Commissioners as stated in the Joint Regulation of the Board of Commissioners and the Board of Directors Number: 08/KEP/DK/2020 and Number: PD. 620.00/r.00/HK200/COP-M4000000/2020 regarding Guidelines for the Work Procedures of the Board of Commissioners and Directors (Board Manual) of the Company (Persero) PT Telekomunikasi Indonesia, Tbk. This is also done by Telkom to comply with OJK Regulation No. 11/POJK.04/2017 regarding Ownership Report or Any Change in Share Ownership of a Public Company. In the 2021 Financial Year Annual Report, Telkom provides information on share ownership by members of the Board of Directors and Board of Commissioners, as well as the changes in the “Composition of Shareholders” section.

Company has routinely reported the share ownership of members of the Board of Directors and members of the Board of Commissioners every month and disclosed it in the Annual Report and financial report. Member of the Board of Directors and member of the Board of Commissioners reports the change in share ownership no later than three working days after the occurrence of ownership or any change in ownership of the shares of a Public Company. This policy applies to all member of the Board of Directors and Board of Commissioners. As of the end of 2021, there are no members of the Board of Commissioners who carry out share buying/selling transaction conducted by issuer. These activities are reported to OJK as part of the information disclosure of the Company's management.

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EMPLOYEE STOCK OWNERSHIP PROGRAM

Employee stock ownership program is an implementation of a long-term performance-based compensation policy for management and/or employees owned by Telkom as a Public Company. In addition, the provision of long-term compensation is one of the efforts to increase a sense of belonging, retention, and give appreciation for employee contributions.

There are two stock ownership programs that have been carried out by Telkom, namely Employee Stock Ownership Program (ESOP) for employees and Management Stock Ownership Program (MSOP) for management. This program was started in 1995, when Telkom conducted an Initial Public Offering (IPO). Then, Telkom decided to carry out this program again on June 14, 2013.

The following are some provisions related to the implementation of ESOP program in 2013:

S
1.	Number of Shares
Number of shares offered during ESOP program period in 2013 was 64,284,000 Series B stock which were the result of buyback phase III or Treasury Stock.
The amount was allocated to each participant with the following conditions:
	a.	Participants have an active status, referring to the Band Position level, Role Category, and participant's contribution period as of December 31, 2012; temporary
b.

Participants have a non-active status, referring to the Band Position level and the contribution period during 2012, except in the event that the Person concerned dies, the contribution is calculated at 100%.

Regarding the stock transfer process, employees who become program participants are subject to the provisions of the Lock-Up Period based on the following levels:
	a.	Level BP I and II are subject to a Lock Up Period of 12 (twelve) months;
	b.	Level BP III and IV are subject to a Lock Up Period of 6 (six) months;
	c.	Levels BP V to VII are subject to a Lock Up Period of 3 (three) months.
2.	Execution Time
Telkom stock ownership program by employees and/or management was implemented on June 14, 2013.
3.	Employee and/or Management Requirements in Telkom Stock Ownership Program
	a.	Meet Eligibility Criteria:
		i.	Employees of Company and Employees of Subsidiaries/Affiliates whose financial statements are consolidated in Telkom Financial Statements;
		ii.	Directors of Subsidiaries/Affiliates whose financial statements are consolidated, except BOD/BOC Telkom and Telkomsel.
	b.	Have contributed at least 1 month in 2012;
	c.	In the event that employee has an inactive status in 2013, then:
		i.	The person concerned is still entitled to participate in the program, with the allocation of stock calculated proportionally according to the contribution of the person concerned in 2012.
		ii.	The person concerned did not quit at his own request (APS), was dismissed due to a serious violation of employee discipline, and/or quit because he was appointed as the Board of Directors of a SOE.
	d.	The program is optional with conditions; the right to buy is non-transferable and void if it is not used during the offer period.
4.	Execution Pricing or Pricing

Whereas in the implementation of employee stock ownership program in 2013, Telkom set a stock transfer price of Rp10,714 (ten thousand seven hundred and fourteen rupiah), which is 90% of the average closing price of stock trading for a period of 25 days prior to the price fixing date.

No.	Date	Number of Employees	Number of Shares	Stock Value
1.	November 14, 1995	43,218	116,666,475 shares	Rp239 billion
2.	June 14, 2013	24,993	59,811,400 shares (equivalent to 299,057,000 shares after a stock split)	Rp661 billion

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SIGNIFICANT LEGAL DISPUTES

Throughout 2021, Telkom faced 70 legal cases consisting of 28 criminal law cases and 42 civil law cases. Among these cases, 27 cases are a continuation of cases from the previous period, while the remaining 43 cases are cases that began in 2021. Until the end of 2021, there are 46 cases that have not been completed and the process will continue for the next period.

Recapitulation of Lawsuits Cases in 2019-2021

Legal Issues
Status	2021		2020		2019
	Criminal	Civil*	Criminal	Civil	Criminal	Civil
In process	18	28	29	36	26	44
Final and binding (inkracht)	10	14	4	7	3	8
Sub Total	28	42	33	43	29	52
Total	70		76		81

Remark:

*	Combination of Civil and Non-Litigation Cases.

Throughout 2021, apart from the legal cases faced by Telkom, there were no civil or criminal cases faced by members of the Board of Commissioners and Directors of Telkom, both those who are still in office and those who have ended their positions.

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INFORMATION REGARDING ADMINISTRATIVE SANCTIONS

Throughout 2021, there were several records relating to administrative sanctions imposed on Telkom, members of the Board of Commissioners and/or Directors by Financial Service Authorities (OJK) and other authorities. Administrative sanctions during 2021 period can be seen in the following table.

Administrative Sanctions in 2021

No.	Sanctioned Parties	Explanation of Administrative Sanctions	Sanctioning Authority	Financial Impact
1.	PT Telkom Indonesia (Persero) Tbk	Written Warning I for untimely submission of response in regards to the explanation’s request sent by Indonesia Stock Exchange.	Indonesia Stock Exchange	None

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INFORMATION ACCESS AND COMPANY‘S PUBLIC DATA

Stakeholders can easily access Telkom information through various approaches and media. This is done because Telkom continues to strive to establish good relations with all Stakeholders and comply with OJK Regulation No. 31/POJK.04/2015 regarding Disclosure of Material Information and Facts by Issuers or Public Companies. Until the end of the 2021 period, Telkom has provided several approaches and media as communication channels as follows:

.
1.	General Meeting of Shareholders (GMS)
GMS is a medium for Telkom to convey information related to the Company's performance to Shareholders. Shareholders can participate in strategic decision making, for the betterment of the Company.

.
2.	Media
Throughout 2021, Telkom made news releases and sent them to the mass media to disseminate Company information to Stakeholders.

.
3.	Website

Telkom's website is available in two languages, namely Indonesian and English, with a page www.telkom.co.id page. Stakeholders can access the latest information on profits, Good Corporate Governance practices, implementation of CSR programs, job opportunities and career development, as well as Telkom products. In addition, Stakeholders can also access Telkom reports, including Annual Report, Financial Report, and other report.

4.	Meeting with Analyst and Investor

Telkom always held meetings with Analyst and Investor. This meeting is held for Telkom to provide information on the Company's performance and prospects as well as providing the latest information on the telecommunications industry in general. In times of pandemic, meetings with Analyst and Investor are held online.

S
5.	Contact via E-Mail

One of the corporate contact facilities listed on the Telkom website is in the form of e-mail contacts, which can be used by Stakeholders to communicate with each other. Specifically, Telkom customers can use the e-mail address customercare@telkom.co.id, while the e-mail address Investor@telkom.co.id is intended for Investor.

V
6.	Internal Media
Telkom has an Intra Telkom bulletin which is managed as a means of information, education, and outreach to all internal employees of the Company.

V
7.	Social Media

In line with the current digital era, Telkom uses a variety of social media to reach out to Stakeholders and the wider community. This communication channel is also useful for communicating with young people who are very familiar with digital media and social media today.

Social Media	Twitter	Facebook	Instagram	Youtube
Account	@TelkomIndonesia	Telkom Indonesia	@telkomindonesia	Telkom Indonesia Official
Followers/Subscribers/Fans	144,513 Followers	488,228 Fans	500,233 Followers	16.8k Subscribers

Remark:

Data as of December 31, 2021.

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CORPORATE CODE OF CONDUCT

CODE OF CONDUCT’S IMPLEMENTATION FOR BOARD OF DIRECTORS, BOARD OF COMMISSIONERS AND EMPLOYEES

Telkom has a code of conduct that is stipulated through the Board of Directors Regulation No.PD.201.01/2014 regarding Business Ethics within the TelkomGroup and Human Capital Management Director Regulation No.PR.209.05/r.01/HK250/COP-A4000000/2020 regarding Employee Discipline. In addition to complying with applicable policies, the implementation of Telkom's code of conduct refers to Sarbanes-Oxley Act (SOA) 2002 section 406.

Members of the Board of Directors, members of the Board of Commissioners, and extended families of Telkom employees are required to implement this code of conduct. Telkom's code of conduct regulates business ethics for the external environment (customers, suppliers, contractors, and other external parties) as well as employee work ethics for the internal environment (applies to fellow Telkom personnel).

In addition to code of conduct, Telkom requires employees, Directors, and the Board of Commissioners to sign an Integrity Pact. The Integrity Pact contains the commitment of employees and Directors not to violate the integrity and established code of conduct which includes Resolution of the Board of Directors Number KD.36/HK290/COP-D0053000/2009.

CODE OF CONDUCT’S PRINCIPLES

The Telkom Code of Conduct, which applies, among others, regulates the main matters concerning:

hich is the system of values or norms that are used by all employees and leaders in the daily work.
1.	Employee Ethics
The system of values or norms that are used by all employees and leaders in the daily work.

2.	Business Ethics
The system of values or norms that are upheld by the Company as guidelines for the company, management, and its employees to interact with the surrounding business environment.

CODE OF CONDUCT’S SOCIALIZATION AND EFFORTS TO ENFORCE THEM

Every Telkom employee who violates the code of conduct will have the potential to receive sanctions after going through the investigation process and various considerations. The following table presents Telkom's code of conduct which regulates provisions related to sanctions for each type of violation:

No.	Main Ethics	Type of Violation		Penalty
1.	Employee Work Ethics	1.	Minor Abuse	Minor Disciplinary Punishment
		2.	Medium Violation	Medium Disciplinary Punishment
		3.	Severe Offense	Severe Disciplinary Punishment
2.	Business Ethics	1.	Insider Trading	Integrity Committee Decision
		2.	Conflict of Interest	Employee Discipline Committee Decision
		3.	Window Dressing	Integrity Committee Decision
		4.	Gratification	Employee Discipline Committee Decision

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EFFORTS TO DISSEMINATION OF CODE OF CONDUCT

Telkom's management routinely sends informational materials on ethics to all employee in TelkomGroup. These materials cover the topics of GCG, Business Ethics, Integrity Pact, Fraud, Risk Management, Internal Control (SOA), Whistleblowing, Prohibition of Gratification, IT Governance, Information Security, and other matters related to Corporate Governance practices. Apart from this, Telkom also consistently disseminates business ethics through various media, including through e-learning.

Efforts to disseminate this code of conduct are also demonstrated through the obligation of every employee to make an Integrity Pact that is signed and must be followed by all employees every year as long as they are employees of TelkomGroup. The table below presents information on efforts to disseminate Telkom's code of conduct during 2021.

Table of Code of Conduct Socialization 2021

No.	Oncoming	Amount Reached
1.	E-learning	10,019
2.	Face to face (training, communication forum/workshop)	9,272
3.	Socialization material through the intranet portal	10,019

REPORT ON RESULTS OF APPLICATION OF CODE OF CONDUCT

During 2021, violations of code of conducts for Employee Discipline Violations at Telkom were recorded in 16 cases consisting of 7 cases decided with 14 perpetrators and 9 cases in process with 95 people. This number increased compared to the previous period, which was 10 cases and consisted of 22 perpetrators. Judging from the information, Telkom still needs to continue to improve the quality of supervision (internal control) so that violations of the code of ethics can be reduced every year.

The following table presents data related to violations of code of conducts that processed during 2021.

Results of Code of Conduct in 2021

No.	Forms of Code Violation	Number of Code Violations in 2021	Sanctions Given in 2021
1.	Misuse of Goods/Assets/Money/Authority-Position	12 cases	Disciplinary Punishment:
			Minor	: 3
			Medium	: 1
			Severe	: 5
			On Progress	: 95
2.	Absenteeism	2 cases	Dismissal	: 1
			Acquitted	: 1
3.	Criminal Case	1 case	Severe	: 1
4.	Violations of Moral Norms	1 case	Severe	: 2

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ANTI CORRUPTION POLICY

Telkom Indonesia as a company or issuer that has been listed on the IDX and NYSE continues to be committed to maintaining the principles of Good Corporate Governance (GCG) to ensure that the company continues to grow and avoids corruption, kickbacks, fraud, bribery, and illegal gratuities. As a form of commitment in preventing all practices of corruption, kickbacks, fraud, and illegal gratuities, Telkom Indonesia has developed programs and procedures as outlined in the following internal policies:

1.	Decision of the Board of Directors of the Company Number: KD.36/HK290/COP-D0053000/2009 regarding Integrity Pact.
2.	Company Regulation PD.201.01/r.00/PS150/COP-B0400000/2014 regarding Business Ethics in TelkomGroup.
3.	Regulation of Director of Human Capital Management Number: PR.209.03/r.01/PS000/COP-A4000000/2017 regarding Obligations for Reporting on Assets of State Administrators within TelkomGroup.
4.	Regulation of Director of Human Capital Management Number: PR.209.05/r.01/HK250/COP-A4000000/2020 regarding Employee Discipline.
5.	Regulation of Director of Human Capital Management Number: PR.209.04/r.01/PS950/COP-A4000000/2021 regarding Gratification Control.

Telkom Indonesia has also implemented ISO 37001:2016 Anti Bribery Management System (SMAP) since 2020. Policies, targets, and all SMAP implementation documents are outlined in ISO 37001:2016 Anti Bribery Management System Manual and 17 Procedures.

ANTI CORRUPTION, KICKBACKS, ANTI GRATIFICATION, AND ANTI FRAUD PROGRAMS AND PROCEDURES

To support the implementation of anti corruption, kickbacks, anti gratification, and anti fraud, Telkom Indonesia conducts anti corruption training/socialization to employees.

After the issuance of company regulations to prevent corrupt practices, kickbacks, fraud, bribery, and illegal gratuities within Telkom Indonesia, it was internalized through various training programs for all employees.

The following are the training programs carried out by Telkom Indonesia during 2021:

1.	Technical Guidance Training, UPG Development, Gratification-Prone Point Training by Anti Corruption Education Center Corruption Eradication Commission (KPK) to UPG (Gratification Control Unit);
2.	Awareness and Internal Audit ISO 37001:2016 Anti Bribery Management System Training by experts in their fields to the expansion scope team;
3.	Internalization of Awareness ISO 37001:2016 Anti Bribery Management System through mydigilearn.co.id application to all employees;
4.	Conduct external audit in collaboration with PT Sucofindo;
5.	Internalization of introduction of gratification to all employees through mydigilearn.co.id platform;
6.	Training on understanding business ethics and signing an annual Integrity Pact that is mandatory for all employees;
7.	Commemoration of World Anti Corruption Day (HAKORDIA).

It is hoped that these training programs will be a part of creating a work environment that is conducive and free from corrupt practices.

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CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT (CSR)

263	Brief Summary of the Company’s Corporate Social and Environmental Responsibility
264	Social and Environmental Responsibility Implementation Report (SOE CSR)

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BRIEF SUMMARY OF THE COMPANY’S CORPORATE SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Company runs its business by considering the rights of employees and the positive impact on other stakeholders, as well as contributing to environmental preservation. Telkom implements good corporate governance by implementing social and environmental responsibility (TJSL) or corporate social responsibility (CSR). Information on corporate social and environmental responsibility refers to international standards, such as the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), ISO 26000 Guidance for Social Responsibility, and Sustainable Development Goals (SDGs).

Based on SEOJK No.16/POJK.04/2021 concerning the Form and Content of the Annual Report of Issuers or Public Companies, Telkom submits information on the implementation of TJSL in a Sustainability Report which is separate from this Annual Report. The basis for compiling the Telkom Sustainability Report is OJK Regulation No.51/POJK.03/2017 concerning the Implementation of Sustainable Finance for Financial Service Institutions, Issuers, and Public Companies.

Access to the 2021 Sustainability Report:

In addition, as a State-Owned Enterprise (SOE), Telkom implements TJSL in accordance with the Regulation of the Minister of State-Owned Enterprises No. PER-05/MBU/04/2021 (“Minister of SOE Regulation No. PER-05/2021”) dated April 20, 2021, regarding the Social and Environmental Responsibility Program of State-Owned Enterprises. Minister of SOE Regulation No. PER-05/2021 Article 23 stipulates that the financial reports and implementation of SOE TJSL are included in the annual report on the performance of SOE (Annual Report). The SOE TJSL implementation report is presented in the sub-chapter of the SOE Social and Environmental Responsibility Implementation Report (SOE TJSL), while the SOE TJSL Financial Report is presented as an attachment to this Annual Report.

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SOCIAL AND ENVIRONMENTAL RESPONSIBILITY IMPLEMENTATION REPORT (SOE CSR)

CSR SUSTAINABILITY STRATEGY FRAMEWORK

We are committed to implementing sustainable practices which are supported by the roles and responsibilities of all TelkomGroup people in their operations. The Board of Directors ensures oversight of our strategy and operations, and encourages compliance across all business lines. Sustainability principles and environmental, social, & governance (ESG) aspects are aligned with the business strategy in order to maximize the achievement of sustainability performance.

Telkom is still in the stage of formulating a sustainability strategy framework. However, Telkom has implemented a Social and Environmental Responsibility (TJSL) Policy and Strategy which is realized through the “SHARE” Main Program which is in line with the main values of GCG & ISO 26000 to support the achievement of the Sustainable Development Goals (SDG) targets, with details as follows:

1.

Sustaining digital community education to support crowdsourcing proliferation, namely encouraging the sustainability of digital education clusters through pioneering the digitization of public education, Indonesian talent, and digital infrastructure for educational inclusion.

2.

Harnessing SME digital transformation to drive economic growth, namely optimizing the digital cluster of MSEs through the establishment of MSE Millennials, increasing the capacity of Foster Partners based on the Go Modern - Go Digital - Go Online - Go Global approach, developing digital MSE platforms, and improving channel and collection quality.

3.

Accelerating synergy initiative to foster smart digital ecosystem, namely realizing the digitization of aspects of community life towards digital community clusters through institutional synergies, deploying digital village ecosystem infrastructure, and empowering territorial communities.

4.

Revitalizing excellent TJSL digitalization and data analytics, namely strengthening efforts to digitize and digitize the management of Social and Environmental Responsibility through the improvement and maintenance of information systems, utilization of data analytics and decision support systems in strategic decision making.

5.

Enabling strong TJSL branding, governance, & reporting management, namely aligning the implementation of governance and compliance as well as improving the positive image of the company's CSR through quality and process management, strengthening communication and branding, performance reporting and audit monitoring, as well as support for services and operationalization of CSR.

COMMITMENT AND SOCIAL AND ENVIRONMENTAL RESPONSIBILITY POLICY

The legal basis for implementing SOE Social and Environmental Responsibility (SOE CSR) activities at TelkomGroup refers to the Regulation of the Minister of State-Owned Enterprises No. PER-05/MBU/04/2021 dated April 20, 2021 regarding the Social and Environmental Responsibility Program of State-Owned Enterprises. In addition, the guidelines for implementing the TJSL program refer to the Aspiration of Shareholders/Capital Owners No. S-949/MB/10/2020 dated October 23, 2020 concerning Aspirations Shareholders/Capital Owners for the Preparation of Work Plans and Corporate Budgets for 2021. To carry out this obligation, Telkom has formulated regulations and policies as operational guidelines in the implementation of the TJSL Program, namely Board of Directors Regulation No. PD.703.00/r.00/HK200/CDC-A1000000/2021, regarding Social and Environmental Responsibility Programs.

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For Telkom, the TJSL program is one of the efforts to contribute to improving the welfare and quality of life of the community in a sustainable manner. Through the TJSL Program, Telkom carries out strategic steps in the social and environmental fields to support the Sustainable Development Goals (SDG), namely:

1.	Community social assistance in the context of poverty alleviation;
2.	Program to combat hunger and eliminate all forms of malnutrition;
3.	Support for dealing with the pandemic of COVID-19;
4.	Digital infrastructure support for educational inclusion;
5.	Digital talent education to support the improvement of national digital literacy;
6.	Assistance with sanitation facilities and clean water;
7.	Empowerment of micro and small businesses;
8.	Infrastructure and public facilities assistance;
9.	Excellent fostered village development;
10.	Sustainable settlement development program;
11.	Assistance with climate change; and
12.	Prevention of violence and combating terrorism.

Telkom seeks to encourage socially responsible behavior in all parts of the organization, both units, functions, and divisions of the parent company, as well as the Subsidiaries. This is done based on the socialization of the code of ethics and the development of corporate culture to all TelkomGroup people. Social and Environmental Responsibility (TJSL) is under the authority of the Community Development Center (CDC) unit and the Corporate Communication Sub-Department is authorized to manage the CSR-PR Program.

In implementing TJSL, Telkom encourages and ensures the active role of stakeholders in planning and formulating social responsibility in the field of community involvement and development. TelkomGroup continues to strive to create shared value for stakeholders. In 2021, the amount of funds realized for community involvement and development activities is Rp348.04 billion, up 0.5% from 2020.

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STRATEGIC SITUATION ANALYSIS

SDGs 2030
Corporate, Community & Environmental Sustainability

Collaboration : Yayasan BUMN untuk Indonesia, RB, TJSL, BUMN

ECONOMY	SOCIAL	ENVIRONMENT	LAW AND GOVERNANCE
7, 8, 9, 10, 17	1, 2, 3, 4, 5	6, 11, 12, 13, 14, 15	16 PEACE, JUSTICE AND STRONG INSTITUTIONS

CREATING SHARED VALUES

Business Opportunities & Challenges
Social Needs
Corporate Assets & Expertise

SUSTAINABLE DEVELOPMENT GOALS ISO 26000 SROI Social return on investment

Purpose

Vision

Mission

Orchestrate digital ecosystem to deliver superior customer experience

KBUMN PRIORITY FOR TELKOM

A 5 **MSME DIGITAL PLATFORM:** Launch a one-stop-digital platform and marketplace for MSMEs to improve productivity and scale-up of MSMEs

A 8 **TELKOM DIGITAL INDONESIA FUND:** Invest in community-centric digital solutions for focused communities like farmers, entrepreneurs, students

FU HCM STRATEGY ALIGNMENT

FU HCM STRATEGIC INITIATIVE

O | Orchestrating Group resources to create Telkom as the most reputable companies for digital talents in Indonesia

FU HCM MAIN PROGRAM

BUILD DIGITAL COMMUNITY TO STRENGTHEN NATIONAL DIGITAL LITERACY

OBJECTIVE

- Improve digitalization in Indonesia and boost ICT spend
- Monetizing Telkom educational platform
- Utilize national digital talent pool as digital talent source in TelkomGroup

STRATEGIC FORMULATION

MAIN PROGRAM 2021

SUSTAINING DIGITAL COMMUNITY EDUCATION TO SUPPORT CROWDSOURCING PROLIFERATION (SDG 4)	HARNESSING SME DIGITAL TRANSFORMATION TO DRIVE ECONOMIC GROWTH (SDG 8)	ACCELERATING SYNERGY INITIATIVE TO FOSTER SMART DIGITAL ECOSYSTEM (SDG 3, 11, 6, 13)	REVITALIZING EXCELENT DIGITALIZATION & DATA ANALYTICS (SDG 16)	ENABLING STRONG PKBL BRANDING, GOVERNANCE, & REPORTING MANAGEMENT (SDG 16)

STRATEGIC IMPLEMENTATION: BREAKDOWN TO PROGRAM, ACTIVITIES, KPI, TIMELINE RISK, AND BUDGET

STRATEGIC EVALUATION & CONTROL: REVIEW MANAGEMENT, PERFORMANCE MANAGEMENT SYSTEM, & BUDGET COMMITTEE

SUSTAINABLE DEVELOPMENT GOALS

Telkom Indonesia

Creating Shared Value

Digital Society | Digital SME | Digital Literacy

1

SUSTAINING DIGITAL COMMUNITY EDUCATION TO SUPPORT CROWDSOURCING PROLIFERATION

Education Digital Cluster

- Digital Education for Public
- Sociodigipreneurship incubation for Telkom Digital Talent & Indonesia
- Infrastructure Support Digital for Inclusion Education

2

HARNESSING SME DIGITAL TRANSFORMATION TO DRIVE ECONOMIC GROWTH

UMK Digital Cluster

- Establishment of Millennial UMK
- SME Capacity Building Digital (Go Modern, Go Digital, Go Online, Go Global)
- SME Digital Platform Utilization (SME Access)
- Channel Quality Improvement and Collection

3

ACCELERATING SYNERGY INITIATIVE TO FOSTER SMART DIGITAL ECOSYSTEM

Digital Society Cluster

- Synergy Strengthening Institutional (Means and Infrastructure)
- Infrastructure Deployment Digital Village Ecosystem
- Community Empowerment Territory

4

REVITALIZING EXCELLENT TJSL DIGITALIZATION & DATA ANALYTICS

5

ENABLING STRONG TJSL BRANDING, GOVERNANCE, & REPORTING MANAGEMENT

PLAN: ISO 26000 | MEASUREMENT: SROI, ESG | REPORT: GRI STANDARDS

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REALIZATION OF SOCIAL AND ENVIRONMENTAL RESPONSIBILITY ACTIVITIES

Target/Plan	Realization of Activities
Distribution of Food Aid

In 2021, Telkom will distribute Qurban meat aid to underprivileged communities, covering 23 cities/districts with 1,100 families receiving beneficiaries. In addition, as much as 232 Telkom volunteers have helped 45,452 disaster victims.

Vaccine Distribution and Access to Medicines

During 2021, through the Joint Vaccine Center (SVB) TelkomGroup has distributed 42,871 vaccine doses that reach 5 big cities. In addition, TelkomGroup also provides assistance in the form of:

1.
Personal Protective Equipment (PPE) assistance for medical personnel and doctors throughout Indonesia, including ventilators to the BUMN Foundation for Indonesia;
2.
Call Center services related to Convalescent Plasma Donors; and
3.
Ambulance assistance and oxygen cylinders for communities around Telkom's operational areas.

Digital Education for Society

During 2021, for free internet access in the 3T area, Telkom has reached 30 villages using IndiHome Fiber Optic technology and 69 villages using Mangoesky Satellite technology. Telkom has also distributed computer and internet facilities to more than 88 schools with beneficiaries of around 5,798 students in 14 provinces.

Supporting Disabled Independence

Telkom provides assistance and educational facilities to students with disabilities in two locations, namely Bandung and Cianjur, including:

●
I-chat application for people with disabilities who are deaf – speech impaired;
●
Computer Braille (including applications) for people with visual impairments;
●
Teaching aids for mentally retarded and physically disabled persons.

Clean Water and Sanitation Assistance

The realization of the clean water and sanitation assistance program consists of 38 construction points for water reservoirs and 52 points for sanitation and public toilets, which can be utilized by 1,000 families or thereabouts 4,000 people. This help has reached 16 provinces with a total aid of Rp9.2 billion.

Provision of Public Street Lighting with Renewable Energy Sources

Telkom provides assistance in the form of public street lamps  (PJU) with renewable energy sources from solar panels on the streets on the slopes of the mountain in the Ngeni Village area, Wonotirto District, Blitar Regency, East Java. During 2021, Telkom has established as many as 12 solar power PJUs. Telkom also provided training in the form of solar PJU assembly training for the youth groups of Ngeni Village, with material related to understanding the electronic components of solar PJUs, electrical schematic diagrams, and modifying the arrangement of solar PJUs.

Supporting the Business Development of MSE Fostered Partners

Throughout 2021, Telkom has disbursed Rp223.28 billion in loans for the business development of MSEs fostered partners. The loans were distributed to more than 5,370 fostered partners engaged in the industrial, trade, livestock, plantation, fishery, agriculture, services and other business sectors.

SME Digital Platform Utilization Program

In 2021, to support the development of Micro, Small and Medium Enterprises in Indonesia with various programs that can help MSEs to gain access to capital, increase competence and access to the trade market, digitalization of MSE business activity solutions through the utilization of the SME Access application with 14,434 users active and commercialization of MSE products through digital e-commerce MySooltan with 256 fostered partners and through PaDi UMKM with 577 fostered partners. The program for providing internet packages for Telkomsel's UMK community is 5,165 fostered partners, IndiHome 934 fostered partners, and LinkAja 794 fostered partners.

Infrastructure to Support Local Economic Mobility and Growth

In 2021, to increase community mobility, especially in the 3T area, Telkom has built suspension bridges at 10 points and built rural roads at 10 points. The usefulness value obtained from this infrastructure assistance is around 55 thousand villagers get access to proper infrastructure.

Smart Village Nusantara

Throughout 2021, Telkom has realized assistance for digitizing rural areas and public facilities for tourism development of Rp4.97 billion. Meanwhile, the total number of assisted villages that have been realized is 7 assisted villages.

Contributing to Providing Decent Housing	In 2021, Telkom has renovated 200 worship houses and 50 houses. Meanwhile, for sports facilities and green open spaces, it is carried out at 100 points.

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Together with the Community Mitigating the Impact of Climate Change	Throughout 2021, Telkom has carried out coral reef rehabilitation at 3 points, mangrove cultivation at 2 points, tree planting/greening at 7 points, and waste management activities at 6 points.
Support for Strengthening Governance System and IT Support

In 2021, Telkom has conducted training to community groups/MSEs assisted by Badan Nasional Penanggulangan Terorisme (BNPT) or National Agency for Combating Terrorism & provided work equipment for MSEs assisted by a total of 75 MSEs.

Innovillage

In 2021, in the Innovillage program, applicants consisted of 1,370 students with 479 registrant proposals were received from 67 campuses in 31 provinces in Indonesia, and the top 120 winners from 28 provinces have been awarded.

MSE FUNDING PROGRAM

The MSE Funding Program is a community economic empowerment program that has the main objective of increasing the income of Micro and Small Business (MSE) activities through financing in the form of capital assistance loans with a relatively low level of administrative services. The management of the MSE Funding Program run by Telkom is also strengthened through the digitalization process, making it easier for MSEs to access loans while obtaining digital-based coaching programs as well as the opportunity to participate in local, national, and international exhibitions.

Throughout 2021, the UMK Funding Program funds that have been distributed by Telkom amounted to Rp223.28 billion to 5,370 MSEs engaged in the industrial, trade, agriculture, livestock, plantation, fisheries, services, and other business sectors. The following is data on the realization of the number of Fostered Partners and the distribution of MSE Funding funds per business sector from 2019 to 2021.

Table of Distribution of Partnership Program Funds and Number of Telkom Fostered Partners

No.	Business Sectors	Number of Fostered Partners			Total Distributions
					(Rp Billion)
		2021	2020	2019	2021	2020	2019
1.	Industry	1,095	1,043	1,261	47.12	45.10	46.34
2.	Trading	2,929	2,795	2,872	118.75	112.74	108.91
3.	Agriculture	110	100	108	5.07	4.46	4.53
4.	Farm	146	168	144	6.27	7.38	5.80
5.	Plantation	50	45	46	2.32	2.02	1.80
6.	Fishery	117	99	116	4.91	4.81	4.06
7.	Service	847	807	985	35.83	33.11	38.28
8.	Others	76	34	10	3.01	0.93	0.44
	Special SOE	-	-	1	-	-	25.00
	Sub Total	5,370	5,091	5,543	223.28	210.55	235.16
	Partnership Development Fund					11.11	18.28
	Total	5,370	5,091	5,543	223.28	221.66	253.44
	CAGR (%)	5.48	(8.15)	(26.07)	0.73	(12.53)	(9.48)

The number of UMK Funding Program Foster Partners in 2021 increased by 5.48% compared to 2020, while the amount of funds disbursed in 2021 increased by 0.73%.

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CAPACITY BUILDING OF FOSTERED PARTNERS

The coaching program carried out by Telkom focuses on providing training, consultation and certification for Foster Partners, ranging from traditional conditions to Go Modern, Go Digital, Go Online, to Go Global. One of Telkom's efforts to increase the Capacity of Fostered Partners is to participate in the Dubai Expo exhibition, October 2021–March 2022 and the Proudly Made Indonesia National Movement Program 2021. In this exhibition, various products from Telkom's Leading Foster Partners are presented, such as fashion and craft which are the mainstay of the economy creative Indonesia.

FUND DISTRIBUTION EFFECTIVENESS OF MSE FUNDING PROGRAM

In 2021, Telkom targets the effectiveness of the distribution of PUMK Program funds at 90% of the available funds, with the realization reaching 96.58% (score 3). This achievement has been consistent in the last three years as a form of the company's commitment to empowering the national MSE sector.

Table of Effectiveness of Distribution of Telkom Partnership Program Funds

Partnership Program	Unit	2021	2020	2019
Amount of Funds Disbursed	Rp billion	223.28	221.66	253.44
Amount of Funds Available	Rp billion	231.92	225.58	268.48
Level of Effectiveness of Funding	%	96.58	98.27	94.40
Funding Effectiveness Level Score		3	3	3

MSE FUNDING PROGRAM REFUND COLLECTIBILITY

The realization of collectibility of refunds for the Telkom UMK Funding Program in 2021 reached 74.82% (score 3), with a collectibility target of 70%. This performance has been relatively consistent in the last three years, as a form of the company's success in managing loan funds for the MSE Funding Program.

Partnership Program Refund Collectibility Table

Collectibility	Unit	2021	2020	2019
Collectibility Percentage	%	74.82	74.03	86.96
Score		3	3	3

DISTRIBUTION EFFECTIVENESS OF SOCIAL AND ENVIRONMENTAL RESPONSIBILITY PROGRAMS

In setting the 2021 target, Telkom is expected to be able to distribute 100% of the TJSL program from the budget allocation of Rp125 billion. The realization of the TJSL Program in 2021 is Rp124.76 billion or 99.80% of the budget allocation for that year.

Table of Effectiveness of Distribution of Telkom Community Development Program Funds

20
Community Development Program	Unit	2021	2020	2019
Amount of Funds Disbursed	Rp billion	124.76	124.73	115.26
Fund Allocation Available	Rp billion	125	124.74	118.93
Level of Effectiveness of Funding	%	99.80	99.99	96.91

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BUDGET ALLOCATION OF SOCIAL AND ENVIRONMENTAL RESPONSIBILITY PROGRAM

In accordance with the regulations of the Ministry of SOEs, the budget allocation for the CSR Program is part of the budget which is calculated as the Company's expenses. The total CSR budget decreased from Rp350.32 billion in 2020 to Rp345 billion in 2021. The decrease in the budget allocation for the CSR program was caused by no additional budget allocation for the MSE Funding Program, taking into account the optimization of existing revolving funds.

Telkom Social and Environmental Responsibility Program Budget Allocation Table

No.	Program Type	Changes	2021	2020	2019
		%	Rp billion
1.	MSE Funding Program	-2.47	220	225.58	265.00
2.	Social and Environmental Responsibility Program	0,2	125	124.74	118.93
	Total Number	-1.51	345	350.32	383.93

DIGITALIZATION OF MSE MANAGEMENT

Since 2016, Telkom has implemented a Partnership Program loan application service through the SmartBisnis website, installment payments through virtual bank accounts, namely Bank Mandiri and Bank BNI. Starting in 2017, Telkom has implemented an expansion of installment payment methods through virtual accounts, through synergies with Subsidiaries, namely PT Finnet Indonesia as an aggregator of non-bank payment points and payment points, including PT Pos Indonesia, PT Pegadaian, and mini market outlets.

In 2018, Telkom made an innovation in the form of a Smart Survey which serves to assist the business survey process of prospective fostered partners in an effort to improve the level of validity and accuracy of prospective fostered partners. Another innovation namely SMS Reminder, as a facility for active fostered partners to obtain billing information and notifications related to loan repayment.

Throughout 2019, Telkom again made various breakthroughs in the aspect of digitizing the CSR business process, including the CSR Dashboard as a data reporting center for the TJSL program management and activation of the TJSL Helpdesk as a communication channel between TJSL program managers and fostered partners.

Furthermore, in 2021, Telkom will digitize the management of the UMK Funding Program starting from UMK capital assistance to monitoring loan repayments through the implementation of SME Access. Through the SME Access application, it is possible to integrate the MSE management system as a whole, including with all Telkom Group service solutions for the MSE segment, in order to make the submission process for the Telkom PUMK Program easier, faster, and paperless.

All efforts to digitize the management of the TJSL program are aimed at providing MSEs with experience in accessing financial services as well as ensuring transparency and accountability in managing the TJSL program which is spread to the outermost, underdeveloped, and leading areas throughout Indonesia.

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CSR ACTIVITIES SUCCESS PARAMETERS

Telkom measures the success of CSR activities and community satisfaction as program beneficiaries using two methods, namely the CSR index (TJSL) and the Net Promoter Score (NPS). In 2021, the Company will measure the CSR (TJSL) Index with an achievement of 86.01%. This achievement illustrates that the CSR activities carried out by the Company are in the good category or strong level, and have a positive influence on the Company's image. When compared to the previous year, the CSR (TJSL) Index increased from 79.58% in 2020. This was due to an increase in the perception of fostered partners/objects of assistance and the surrounding community towards Telkom's CSR programs, particularly in the dimensions of citizenship, governance, and workplace.

Meanwhile, the Net Promoter Score (NPS) is used to measure the success of social responsibility towards the community. With NPS, Telkom identifies people's motivations to recommend or promote Telkom's products and services. The results of the 2021 NPS measurement of 53% indicate a positive value from the community's point of view in recommending the use of Telkom products. This result was higher than the previous year of 47.35%. This increase indicates that there is public motivation in recommending or promoting Telkom's products and services. The results of the 2021 NPS measurement show a positive value from the community's point of view in recommending the use of Telkom products.

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APPENDICES

273	Appendix 1	:	Glossary
280	Appendix 2	:	List of Abbreviations
284	Appendix 3	:	Cross Reference to the Circular Letter by the Financial Services Authority No. 16/SEOJK.04/2021
297	Appendix 4	:	Affiliate Transactions List

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APPENDIX 1:

GLOSSARY

2G

The abbreviation for second-generation: relating to or using a technology that gave mobile phone users improved features and allowed people to send text messages (SMS).

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

4G/LTE

A fourth generation super fast internet network technology based on IP that makes the process of data transfer much faster and more stable.

5G

A fifth generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an "ADR"), a certificate traded on a U.S. securities market (such as the New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 100 shares of common stock.

AKHLAK

Defined as Amanah (trustworthy), Kompeten (competent), Harmonis (harmonious), Loyal (loyal), Adaptif (adaptive), and Kolaboratif (collaborative) values that underlie the behavior of SOE personnel.

Application Development Platform

Defined as an application creation platform which refers to a set of technologies that can assist companies in designing, developing, and implementing these applications.

ARPU

Average Revenue per Unit, a measure used primarily by telecommunications and networking companies which states how much revenue is generated by the user on average. It is defined as the total revenue from specified services divided by the number of users of such services.

Artificial Intelligent

Defined as computer program developed by human on a system so that they can think like human and can complete certain task by processing and recognizing data pattern.

B2B (Business-to-Business)

The sale of products or services provided by one business and intended for another business, not to consumers.

B2C (Business-to-Customer)

A business that provides services or sales of goods or services to individual or group of consumers directly.

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Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic and other transmission technology.

Balanced Scorecard

One of the tools used by managers to measure the performance of a business seen from four perspectives. The four perspectives consist of a financial perspective, a customer perspective, an internal business process perspective, and a growth and learning perspective.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

Big Data Platform

Defined as a large, varied, and dynamic data processing platform.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

CFU

Customer Facing Unit, similar to a strategic business unit, which is an organizational unit that interacts with certain customer segments, with responsibility for profit and loss respectively, and is responsible for restructuring subsidiaries and business portfolios that are relevant to certain business segments that being its responsibility.

Common Stock

Our Series B shares having a par value of Rp50 per share.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer’s premises.

Cyber Attack

A cyber attack is deliberate of the exploitation of computer systems, technology-dependent enterprises, and networks. Cyber attacks use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cybercrimes, such as information and identity theft.

Cyber Security

An effort to protect information from cyber attacks. Cyber attacks in information operations are any kind of deliberate action to disrupt the confidentiality, integrity, and availability of information.

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Data Management Platform

Defined as a platform that manages data, such as collecting, organizing, and activating data from various online and offline sources, for the purposes of advertising and personalization initiatives.

Digitization

Process of converting non-digital information to digital. If a company uses this digital information to increase business, generate revenue, or simplify some business processes, it is called digitization. The result of the digitization and digitization process is called digital transformation.

Dwiwarna Share

The Series A Dwiwarna Share have a par value of Rp50 per share. The Dwiwarna Share is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance.

e-Commerce

Electronic commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Procurement

Electronic procurement, the process of procuring goods and services carried out online.

Earth Station

Antennas and related equipment used to receive or transmit telecommunication signals via satellites.

EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

Edutainment

Education and entertainment.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

Gateway

A peripheral that bridges a packet-based network (IP) and a circuit-based network (PSTN).

Gbps

Gigabit per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second.

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GHz

Gigahertz, The hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GraPARI

Telkomsel service network.

Graphical Processing Unit (GPU) Farming

Defined as a graphics processing usage allocation system.

GSM

Global System for Mobile Telecommunication which is the European standard for digital cellular telephones.

Homes Passed

A connection with access to fixed-line voice, IPTV and broadband services.

In-memory database

Defined as database processing performed on memory storage media.

Insider Trading

The trading of a public company's stock or other securities (such as bonds or stock options) by individuals with access to nonpublic information about the company. In various countries, some kinds of trading based on insider information is illegal.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

Intranet

A computer network based on TCP / IP protocols such as the internet, however the usage is restricted or closed and only certain people or users can log on and use the intranet network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IPO

Initial Public Offering, the first sale of stock by a Company to the public.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Service Provider, an organization that provides access to the internet.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

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Mbps

Megabit per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically. This network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

Multimedia Data Extraction

Defined as advances in web analytics, news, social media crawlers (such as text, sound, and images) that are integrated with analytics engines.

Network Access Point

A public network exchange facility where ISPs connected in peering arrangements.

OJK

Otoritas Jasa Keuangan, or the Financial Services Authority, the successor of Bapepam-LK, is an independent institution with the authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as a non-bank financial industry sector.

OTT

Over The Top, a generic term commonly used to refer to the delivery of audio, video, and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.

PoP

Point of Presence. An access point, location or facility that connects to and helps other devices establish a connection with the Internet, which may consist of a router, switches, servers and other data communication devices. We operate two points of presence, namely main and primary points of presence. The "main point of presence" is the main transportation network that contains traffic aggregates within a country. The "primary point of presence" is a collection of major regional transportation networks that have the ability to create a service.

Postpaid

A type of communication service where customers can use telecommunications services first and then pay for them.

Prepaid

A type of communication service where the customer makes an advance payment in order to use telecommunications services.

PSA 62

Audit Standard Statement No. 62 (PSA 62) is a statement issued by the Indonesian Accounting Association which states that in conducting audits of financial statements of government entities or other recipients of government financial assistance which conducts stock offers through the capital market, auditors must comply with the provisions of the Capital Market Law.

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PSTN

Public Switched Telephone Network, a telephone network operated and maintained by Telkom.

Pulse

The unit in the calculation of telephone charges.

Reverse Stock

The compression of shares to become a smaller amount of shares using higher value per share.

RMJ

Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

Security Insight Platform

Defined as a platform for generating insights on cyber security.

Self Assessment

Guidelines are used as a form of accountability for collegially assessing the performance of the Board of Commissioners.

SIM cards

Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.

SKKL

Sistem Komunikasi Kabel Laut/Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SKSO

Sistem Komunikasi Serat Optik/Optical Fiber Communication System is a system that transmits information or data from one point to another through optical fiber.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOA

Sarbanes-Oxley Act, effective from July 30, 2002, also known as the Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.

SOE/BUMN

State-Owned Enterprise/Badan Usaha Milik Negara is a government-owned company, state-owned company, state-owned entity, state-owned company, public-owned company, or parastatal which is a legal entity formed by the Government to conduct commercial activities on behalf of the Government as the owner.

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SOX Section 404

SOX Section 404 (Sarbanes-Oxley Act Section 404) mandates that all publicly-traded companies must establish internal controls and procedures for financial reporting and must document, test, and maintain those controls and procedures to ensure their effectiveness.

Stock Split

Splitting the number of shares to increase the shares volume using a lower value per share.

Switching

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

TPE

A normalized way to refer to transponder bandwidth which simply means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

Treasury Stock

Stock/share which bought back/repurchased by the issuing company.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

Various standalone and embedded AI capabilities

Defined as various kinds of artificial intelligence (AI) capabilities, both stand-alone and combined with other devices, such as Indonesian Natural Language Processing (NLP), Sentiment Analysis, Text to Speech, Speech to Text, Image Recognition for Objects Detection/Counting/Segmentation, Machine/Deep Learning, Facial Recognition, and Robotics Process Automation (RPA).

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPN typically employs some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. VPN provides connectivity to many machines behind a gateway or firewall.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Vulnerability Management Platform

It is a platform for managing cyber security vulnerabilities such as malware, viruses or hacking.

Whistleblower

The term for employees, former employees or workers, members of institutions or organizations who report actions that are considered to violate the regulation to the authorities.

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APPENDIX 2:

LIST OF ABBREVIATIONS

Keyword	Descriptions
A2P	Application to Person
ACHI	AKHLAK Culture Health Index
ADS	American Depositary Shares
AGMS	Annual General Meeting of Shareholders
AKHLAK	Amanah Kompeten Harmonis Loyal Adaptif Kolaboratif
AO	Application Owner
ARPU	Average Revenue per Unit
ASEAN	Association of Southeast Asian Nations
ATM	Automated Teller Machine
B2B	Business-to-Business
B2C	Business-to-Consumer
BAM	Business Account Manager
Bapepam-LK	Badan Pengawas Pasar Modal dan Lembaga Keuangan or Financial Institution Supervisory Agency
BBM	Bahan Bakar Minyak
BCM	Business Continuity Management
BCP	Business Continuity Plan
BOC	Board of Commissioners
BOD	Board of Directors
BPJS	Badan Penyelenggara Jaminan Sosial or Social Insurance Administration Organization
BPK	Badan Pemeriksa Keuangan
BPO	Business Process Outsourcing
BSCS	Batam-Singapore Cable System
BTS	Base Transceiver Station
CAPEX	Capital Expenditure
CDC	Community Development Center
CDN	Content Delivery Networks
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COCA	Calendar of Culture Action
CONS	Consumer Service
COSO	Committee of Sponsoring Organizations of the Treadway Commission
COVID-19	Corona Virus Disease 19
CPaaS	Communication Platform as a Service
CPE	Customer Premises Equipment
CSLS	Customer Satisfaction and Loyalty Survey
CRM	Customer Relationship Management
CSR	Corporate Social Responsibility
CSS	Corporate Strategic Scenario
DB	Digital Business
DRP	Disaster Recovery Plan
DSL	Digital Subscriber Line
DTH	Direct to Home
EBIS	Enterprise & Business Service
Edutainment	Education and Entertainment
EGM	Executive General Manager
ERM	Enterprise Risk Management
ESG	Environmental, Social, and Governance
ESOP	Employee Stock Ownership Program
EWR	Early Warning Report
EY	Ernst & Young

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Keyword	Descriptions
FHCI	Forum Human Capital Indonesia
FRAMES	Fraud Management System
FRM	Finance & Risk Management
Gbps	Gigabit per second
GCG	Good Corporate Governance
GCT	Group Corporate Transformation
GDP	Gross Domestic Product
GHz	Gigahertz
GMS	General Meeting of Shareholders
GRI	Global Reporting Initiative
GRO	Government Relationship Officer
GSD	Graha Sarana Duta
GSM	Global System for Mobile Communication
HAKORDIA	Hari Anti Korupsi Dunia or World Anti-Corruption Day
HAM	Hak Asasi Manusia or Human Rights
HCM	Human Capital Management
HD	High Definition
HR	Human Resource
HSDC	HyperScale Data Center
HTS	High Throughput Satellite
IA	Internal Audit
IAI	Ikatan Akuntan Indonesia
IAS	International Accounting Standards
ICOFR	Internal Control over Financial Reporting
ICT	Information and Communications Technology
IDN	Indonesia Digital Network
IDX/BEI	Indonesia Stock Exchange/Bursa Efek Indonesia
IFAS	Indonesian Financial Accounting Standard
IFRS	International Financial Reporting Standard
IGG	Indonesia Global Gateway
IIA	Institute of Internal Auditor
IICD	Indonesia Institute for Corporate Directorship
IMS	Integrated Management System
IoT	Internet of Things
IPLC	International Data Center or International Connectivity
IPO	Initial Public Offering
IPR	Intellectual Property Rights
ISAK	Interpretasi Standar Akuntansi Keuangan or Interpretation of Statements of Financial Accounting Standards
ISO	International Organization for Standardization
ISP	Internet Service Provider
IT	Information Technology
ITDRI	Indonesia Telecommunication and Digital Research Institute
JaKaLaDeMa	Jawa Kalimantan Sulawesi Denpasar Mataram
Jo.	Juncto
KAP	Kantor Akuntan Publik or Public Accountant Firm
KEKD	Komite Etika dan Kepatuhan & Disiplin
KEMPR	Komite Evaluasi dan Monitoring Perencanaan dan Risiko or Committee for Planning and Risk Evaluation and Monitoring
KEU	Keuangan or Finance
KIPAS	Komunitas Provokasi Aktivasi or Community Cultural Activation Provocation
KNR	Komite Nominasi dan Remunerasi or Committee for Nomination and Remuneration
KPI	Key Performance Indicator
KPK	Komisi Pemberantasan Korupsi or Corruption Eradication Commission
KPPU	Komisi Pengawasan Persaingan Usaha or Commission for the Supervision of Business Competition
kWh	KiloWatt Hour

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Keyword	Descriptions
LED	Light Emitting Diode
LSE	London Stock Exchange
LTI	Long Term Incentive
M&A	Merger & Acquisition
MDI	Metra Digital Investama
MDM	Metra Digital Media
MNO	Mobile Network Operator
MSOP	Management Stock Ownership Program
MSE	Micro and Small Enterprise
MTN	Medium-Term Notes
MTTI	Mean Time to Install
MTTR	Mean Time to Repair
MVNO	Mobile Virtual Network Operator
NAP	Network Access Point
NIB	Nomor Induk Berusaha
NITS	Network & IT Solution
NPS	Net Promoter Score
NPWP	Nomor Pokok Wajib Pajak or Tax Identification Number
NSP	Nada Sambung Pribadi
NYSE	New York Stock Exchange
OECD	Organization for Economic Co-operation and Development
OJK	Otoritas Jasa Keuangan or Financial Services Authority
OLO	Other Licensed Operator
OTT	Over the Top
PaDi	Pasar Digital
PAYU	Pay As You Use
PEFINDO	PT Pemeringkat Efek Indonesia
PKBL	Program Kemitraan dan Bina Lingkungan or Partnership and Community Development Program
PN	Perusahaan Negara or State Company
POJK	Peraturan Otoritas Jasa Keuangan or Regulation of Indonesia Financial Services Authority
PoP	Point of Presence
POTS	Plain Old Telephone Service
PPKM	Pemberlakuan Pembatasan Kegiatan Masyarakat
PPMP	Program Pensiun Manfaat Pasti
PSAK	Pernyataan Standar Akuntansi Keuangan or Statements of Financial Accounting Standards
PSTN	Public Switched Telephone Network
QMS	Quality Management System
QoS	Quality of Service
RJPP	Rencana Jangka Panjang Perseroan or Company’s Long Term Plan
RKAP	Rencana Kerja Anggaran dan Pendapatan or Budgeting and Revenue Work Plan
ROA	Return on Asset
ROE	Return on Equity
SaaS	Software as a Service
SAK	Standar Akuntansi Keuangan or Financial Accounting Standard
SASB	Sustainability Accounting Standards Board
SDG	Sustainable Development Goals
SEA-ME-WE 5	Southeast Asia-Middle East -Western Europe 5
SEA-US	Southeast Asia-United States
SEC	Securities and Exchange Commission
SEM	Structural Equation Modeling
SEOJK	Surat Edaran Otoritas Jasa Keuangan or Circular Letter of Indonesia Financial Service Authority
SFH	School from Home
SGM	Senior General Manager
SIUP	Surat Izin Usaha Perdagangan or Business Permit
SKKL	Sistem Komunikasi Kabel Laut or Submarine Communications Cable System

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Keyword	Descriptions
SKSO	Sistem Komunikasi Serat Optik or Fiber Optic Communication System
SLI	Sambungan Langsung Internasional or International Direct Dialing
SMAP	Sistem Manajemen Anti Penyuapan or Anti-Bribery Management System
SMB	Small Medium Business
SME	Small and Medium Enterprise
SMK	Sekolah Menengah Kejuruan or Vocational School
SMK3/OHSAS	Sistem Manajemen Keselamatan dan Kesehatan Kerja or Occupational Health and Safety Assessment System
SOX	Sarbanes Oxley Act
SP	Strategic Portfolio
SPI	Sistem Pengendalian Internal or Internal Control System
SSO	Shared Service Operation
TAM	Tele Account Management
THR	Tunjangan Hari Raya or Religious Holiday Allowance
TIOC	Telkom Integrated Operation Center
TKDN	Tingkat Komponen dalam Negeri
TLK	Telkom Ticker in New York Stock Exchange
TLKM	Telkom Ticker in Bursa Efek Indonesia
USO	Universal Service Obligation
VAR	Value Added Reseller
VOD	Video on Demand
VOD	Voice over Data
VoIP	Voice over Internet Protocol
VP	Vice President
VPN	Virtual Private Network
WBS	Whistleblowing System
WFH	Work from Home
WIB	Wholesale and International Business
WINS	Wholesale and International Service
WPO	Whistleblower Protection Officer

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APPENDIX 3:

CROSS REFERENCE TO THE CIRCULAR LETTER BY THE FINANCIAL SERVICES AUTHORITY NO. 16/SEOJK.04/2021

No.	CRITERIA		EXPLANATION		PAGES
I	FORM OF ANNUAL REPORT
1.	Annual Report is presented in the form of printed documents and electronic copies of documents.
2.	Annual Report presented as printed document should be printed on light-colored, good quality, A4 sized paper, bound and possible to be reproduced in good quality.
3.	Annual Report can present information in the form of pictures, graphs, tables, and/or diagrams by including clear titles and/or descriptions, thus they are easy to read and understand.
4.	Annual Report presented in the form of a copy of an electronic document is the Annual Report converted in PDF format.
II	CONTENT OF ANNUAL REPORT
1.	Annual Report should at least contain information about:	1)	key financial data highlight;		15-17
		2)	stock information (if any);		18-20
		3)	Board of Commissioners’ report;		22-24
		4)	Directors’ report;		25-28
		5)	Issuer or Public Company’s profile;		10-11
		6)	management discussion and analysis;		90-152
		7)	Issuer or Public Company’s governance;		154-260
		8)	Issuer or Public Company social and environmental responsibility;		262-270
		9)	audited annual financial report; and		307
		10)	statement of Directors and board of Commissioners on the responsibility for the Annual Report.		29-30
2.	Description of The Contents of Annual Report
a.	Key Financial Data Highlight

Highlights of Key Financial Data presents information in comparative form over a period of 3 (three) financial years or since the commencement of business if the Issuer or Public Company has been running for less than 3 (three) years, and should at least contain:

15-17
		1)	revenue;
		2)	gross profit;
		3)	profit (loss);
		4)	profit (loss) attributable to parent and non-controlling interests;
		5)	comprehensive profit (loss);
		6)	comprehensive profit (loss) attributable to parent and non-controlling interests;
		7)	net profit (loss) per share;
		8)	total assets;
		9)	total liabilities;
		10)	total equity;
		11)	profit (loss) to total asset ratio;
		12)	profit (loss) to equity ratio;
		13)	profit (loss) to revenue ratio;
		14)	current ratio;
		15)	liabilities to equity ratio;
		16)	liabilities to total asset ratio; and
		17)	other financial information and ratios relevant to Issuer or Public Company and their industry type.
b.	Stock Information	Information of stock for Public Company shall at least contains:			18-19
		1)	stock issued for three months period (if any) presented in comparative form in the last 2 (two) financial years at least contain:
			a)	outstanding stock;

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No.	CRITERIA		EXPLANATION		PAGES
			b)	market capitalization by the price in the Stock Exchange where the stock is listed;
			c)	highest, lowest, and closing stock price by the price in the Stock Exchange where the stock is listed; and
			d)	traded volume in the Stock Exchange where the stock is listed;
			e)	stock prices before and after corporate actions;
2)

in the event of corporate actions such as stock split, reverse stock, stock dividend, stock bonus, and par value decrease, stock price information referred to in point 1) should then include explanation concerning at least:

19-20
			a)	date of corporate actions;
			b)	ratio of stock split, reverse stock, stock dividend, stock bonus, and the changes of par value;
			c)	amount of outstanding stock before and after corporate actions; and
			d)	number of conversion effects executed (if any); and
			e)	stock price before and after corporate actions;
		3)	in the event that the company’s stock trade is suspended and/or delisted during the year reported, Issuer or Public Company should explain the reason for such suspension and/or delisting; and		No suspension/delisting
4)

in the event that the suspension as referred to in number 3) and/or the process of delisting is still ongoing until the final period of the Annual Report, the Issuer or Public Company should explain the actions taken to resolve the matter.

No suspension/delisting
c.	Board of Directors’ Report	Board of Directors’ Report shall at least contain:			25-28
		1)	brief description about the performance of Issuer or Public Company, that at least include:
			a)	strategies and strategic policies of Issuer or Public Company;
			b)	Board of Directors' role in strategy formulation and the strategic policy of the Issuer or Public Company;
			c)	the process carried out by the Board of Directors to ensure the implementation of the Issuer's or Company's strategy Public;
			d)	comparison between the results achieved with those targeted by the Issuer or Public Company; and
			e)	constraints experienced by Issuers or Public Company;
		2)	description of the Issuer or Public Company's business prospects; and
		3)	implementation of Issuer or Public Company’s governance.
d.	Board of Commissioners’ Report	Board of Commissioners’ Report shall at least contains:			22-24
1)

assessment on the performance of the Directors in managing the Issuer or Public Company, including supervision of the Board of Commissioners in the formulation and implementation of the Issuer's or Public Company's strategy by the Board of Directors;

		2)	overview on the business prospects of Issuer or Public Company established by the Board of Directors;
		3)	overview on the implementation of Issuer or Public Company’s governance;
e.	Profile of Issuer or Public Company	The Issuer or Public Company’s Profile at least contains:			10
		1)	name of Issuer or Public Company, including, if any, changes in names, reasons for such changes, and the effective date of name;
		2)	access to Issuer or Public Company, including branch or representative offices that enables people to obtain the information of:		10
			a)	address;
			b)	telephone number;
			c)	e-mail address; and
			d)	website address;
		3)	brief history of the Issuer or Public Company;		37-38
		4)	vision and mission of Issuer or Public Company and corporate culture or		32-36

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No.	CRITERIA		EXPLANATION		PAGES
company values;
		5)	business activities according to the latest articles of association, business activities conducted during the financial year, and as well as types of goods and/or services produced;		39-40
		6)	the operational area of Issuer or Public Company; is an area for the implementation of operational activities or the range of the company’s operational activities.		14
		7)	organizational structure of Issuer or Public Company in a form of chart, of at least to 1 (one) structural level under Board of Directors including the committees under Board of Directors (if any) and committees under the Board of Commissioners, accompanied by name and position;		46
		8)	a list of industry association memberships both on a national and international scale related to the implementation of sustainable finance;		47-48
		9)	profile of the Directors, consisting of at least:		60-66
			a)	name and position that corresponds to the duties and responsibilities;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background;
			f)	employment record, consisting of:
(1) legal basis of Board of Directors members appointment for the first time at the related Issuer or Public Company;
(2) double position, either as member of Directors, Commissioners, and/or committee as well as other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			g)	affiliation with other members of the Board of Directors, members of the Board of Commissioners, major shareholders, and controllers either directly or indirectly to individual owners, including the names of affiliated parties. In the event that a member of the Board of Directors has no affiliation, the Issuer or Public Company shall disclose this matter; and	67
h)

changes in the composition of the members of the Board of Directors and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Directors, it will be disclosed regarding this matter

		10)	profile of Board of Commissioners, consisting of:		49-57
			a)	name and title;
			b)	latest photograph;
			c)	age;
			d)	nationality;
			e)	educational background and/or certification;
			f)	employment record, consisting of:
(1) legal basis for the appointment as a member of the Board of Commissioners
(2) legal basis for the first appointment as a member of the Board of Commissioners who is an independent commissioner of the related Issuer or Public Company;
(3)

double position, either as member of Board of Commissioners, Directors, and/or committee, as well as other positions, both inside and outside the Issuer or Public Company. In the event that a member of the Board of Commissioners does not have double positions, then this is disclosed; and

(4) work experience and the time period both inside and outside the Issuer or Public Company;
			g)	affiliation with other members of the Board of Commissioners, major	58

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No.	CRITERIA		EXPLANATION		PAGES

shareholders, and controllers either directly or indirectly to individual owners, including names of affiliated parties; In the event that a member of the Board of Commissioners does not have any affiliation, the Issuer or Public Company shall disclose this matter;

			h)	statement of independence of the independent commissioner in the event that the independent commissioner has served more than 2 (two) terms; and	59
i)

changes in the composition of the members of the Board of Commissioners and the reasons for the changes. In the event that there is no change in the composition of the members of the Board of Commissioners, this matter shall be disclosed;

		11)	in the event of a change in the composition of the Board of Commissioners and/or Directors taking place after the fiscal year until the deadline of Annual Report submission, management composition stated in the Annual Report is then the composition of the Board of Commissioners and/or Directors both the latest and the previous one;		59
		12)	number of employees by gender, position, age, education level, and employment status (permanent/contracted) in the financial year. Disclosure of information can be presented in tabular form.		70-73
		13)	name of shareholders and ownership percentage at the end of financial year, information includes among others:		74-76
			a)	shareholders having 5% (five percent) or more shares of Issuer or Public Company;
b)

member of Directors and Board of Commissioners owning shares of Issuer or Public Company. In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not own shares, then this matter is disclosed; and

			c)	group of public shareholders each having less than 5% (five percent) share ownership of Issuer or Public Company;
The above information can be presented in tabular form.
14)

the percentage of indirect ownership of the shares of the Issuer or Public Company by members of the Board of Directors and members of the Board of Commissioners at the beginning and end of the financial year, including information on shareholders registered in the shareholder register for the benefit of indirect ownership of members of the Board of Directors and members of the Board of Commissioners;

In the event that all members of the Board of Directors and/or all members of the Board of Commissioners do not have indirect ownership of the shares of the Issuer or Public Company, this matter shall be disclosed.

75
		15)	number of shareholders and ownership percentage at the end of financial year presented in the following classifications:		75
			a)	local institution ownership;
			b)	foreign institution ownership;
			c)	local individual ownership; and
			d)	foreign individual ownership;
		16)	information concerning major and controlling shareholder of Issuer or Public Company, both direct and indirect, until the individual owner, presented in the form of scheme or diagram;		74
17)

names of subsidiaries, associated companies, joint ventures in which Issuer or Public Company owns control with the entities, along with the percentage of share ownership, line of business, total asset, and operating status of such companies (if any);

For subsidiaries, information of company’s address should be added;

77-81
18)

chronology of stock listing, number of stock, par value, and offering price from the beginning of listing up to the end of the financial year and name of Stock Exchange where Issuer or Public Company’s stock are listed

82-83

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No.	CRITERIA		EXPLANATION		PAGES

including stock splits, reverse stock, stock dividends, shares bonuses, and changes in the nominal value of shares, implementation of conversion effects, implementation of capital additions and subtractions (if any);

19)

information of other securities listing other than the securities referred to in point 18) which have not matured in the financial year at least contain the name of the securities, year of issue, interest rate/yield, maturity date, offering value, and rating of securities (if any);

84-85
		20)	information on the use of public accounting services (AP) and public accounting firms (KAP) and their networks/associations/allies include:		86-88
			a)	name and address;
			b)	assignment period;
			c)	information on audit and/or non-audit services provided;
			d)	audit and/or non-audit fee for each assignment given during the financial year; and
			e)	in the event that AP and KAP and their networks/associations/allies, which are appointed do not provide non-audit services, then the information is disclosed; and
Disclosure of information on the use of AP and KAP services and their networks/associations/allies can be presented in tabular form.
		21)	name and address of capital market supporting institutions and/or professions other than AP and KAP.		86-88
f.	Management Discussion and Analysis

Annual Report must contain discussion and analysis of Financial Report and other significant information by emphasizing material changes taking place during the year under review. It should at least contain:

94-110
		1)	operational review by business segment in accordance with the industry of Issuer or Public Company, consisting of at least:
			a)	Production, which includes process, capacity and its development;
			b)	Revenue; and
			c)	Profitability;
2)

comprehensive financial performance including a comparison between the financial performance of the last two financial years, explanation on the causes of such changes and their impact, which among others includes:

123-136
			a)	current assets, non-current assets, and total assets;
			b)	Short-term liabilities, long-term liabilities, and total liabilities;
			c)	equity;
			d)	revenue, expenses and profit (loss), other comprehensive revenue and comprehensive income (loss); and
			e)	cash flow;
		3)	capability to pay debts by presenting relevant ratio;		137
		4)	account receivables collectability of Issuer or Public Company receivable by presenting relevant ratio;		142
		5)	capital structure and management’s policies on the capital structure, as well as basis of the policy making;		138
		6)	discussion on material commitment for the investment of capital expenditure with explanation concerning:		141
			a)	purpose of such commitment;
			b)	sources of funds expected to fulfill to the commitment;
			c)	currency of denomination;
			d)	steps taken by the Issuer or Public Company to protect the position of related foreign currency against risks;
		7)	discussion on realization of investment of capital expenditure within the last Financial year, that at least contains:		140
			a)	type of capital expenditure investments;
			b)	purpose of capital expenditure investments;
			c)	value of capital expenditure investments issued;
		8)	material information and facts occurring after the date of accountant’s		143

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No.	CRITERIA		EXPLANATION		PAGES
report (if any);
9)

business prospects of Issuer or Public Company in relation to the industry, economy in general, and international market, and accompanied with the supporting quantitative data from reliable Data resource;

144-145
		10)	comparison between target/projection at the beginning of financial year and the realization, that includes:		146
			a)	revenue;
			b)	profit (loss);
			c)	capital structure; or
			d)	other information deemed necessary by the Issuer or Public Company;
		11)	target/projection of the Issuer or Public Company within 1 (one) year, that includes:		147
			a)	revenue;
			b)	profit (loss);
			c)	capital structure;
			d)	dividend policy; or
			e)	other information deemed necessary by the Issuer or Public Company;
		12)	marketing aspects of the goods and/or services of Issuer or Public Company, including among others marketing strategies and market Share;		111-122
		13)	description of dividend during the past 2 (two) financial years (if any), includes at least:		148
			a)	dividend policy; including information on the percentage of dividends distributed to net income;
			b)	date of cash dividend payment and/or date of non-cash dividend Distribution;
			c)	amount of dividend per share (cash and/or non-cash); and
			d)	amount of dividend paid per year;
Disclosure of information can be presented in tabular form. In the event that the Issuer or Public Company does not distribute dividends in the last 2 (two) years, this matter shall be disclosed.
		14)	realization of the use of proceeds from Public Offering is under the Following conditions:		149
a)

in the event that during the financial year reported, the Issuer is obliged to submit report on realization of use of proceeds, then Annual Report should disclose accumulated realization of use of Proceeds until the end of the financial year; and

b)

in the event that there is a change in the use of proceeds as stipulated in Financial Services Authority Regulation on Report on Realization of Use of Proceeds, the Issuer should then explain such change;

		15)	material information (if any) concerning, among others investment, expansion, divestment, merge, acquisition, debt/capital restructuring, affiliated transaction, and transaction with conflict of interests, taking place during the financial year (if any). Information includes:		150
			a)	date, value and object of transaction;
			b)	name of transacting parties;
			c)	nature of Affiliated relation (if any);
			d)	explanation of fairness of transaction; and
			e)	compliance with related rules and regulations;
			f)	in the event that there is an affiliation relationship, in addition to disclosing the information as referred to in letter a) to letter e), the Issuer or Public Company also discloses information:
(1)

a statement from the Board of Directors that the affiliate transaction has gone through adequate procedures to ensure that the affiliated transaction is carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle; and

(2) the role of the Board of Commissioners and the audit committee in

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No.	CRITERIA		EXPLANATION		PAGES

carrying out adequate procedures to ensure that affiliated transactions are carried out in accordance with generally accepted business practices, among others, by complying with the arms-length principle;

g)

for affiliated transactions or material transactions which are business activities carried out in order to generate business income and are carried out regularly, repeatedly and/or continuously, an explanation is added that the affiliated transactions or material transactions are business activities carried out in order to generate business income and are carried out regularly. routine, repetitive, and/or continuous;

In the case of affiliate transactions or material transactions referred to has been disclosed in the report annual financial, added information regarding disclosure references in reports the annual finances.

h)

for disclosure of affiliated transactions and/or conflict of interest transactions resulting from the implementation of affiliated transactions and/or conflict of interest transactions that have been approved by independent shareholders, additional information regarding the date of the GMS which approved the affiliated transactions and/or conflict of interest transactions is added;

			i)	in the event that there are no affiliated transactions and/or conflict of interest transactions, then such matters shall be disclosed;
		16)	description of changes in regulation which have a significant effect on the Issuer or Public Company and its impacts on the financial report (if any); and		151
		17)	changes in the accounting policy, rationale and impacts on the financial statement (if any).		152
g.	Governance of Issuer or Public Company	Governance of Issuer or Public Company at least contains brief description of:			163-170
		1)	General Meeting of Shareholders (GMS) shall at least contain:
			a)	Information regarding the resolutions of the GMS in the financial year and 1 (one) year prior to the financial year includes:
(1) resolutions of the GMS in the financial year and 1 (one) year before the financial year are realized in the financial year; and
(2) resolutions of the GMS for the financial year and 1 (one) year before the financial year that have not been realized and the reasons for not realizing them;
			b)	in the event that the Issuer or Public Company uses an independent party in the conduct of the GMS to calculate the votes, then this matter shall be disclosed;
		2)	Directors, consisting of among others:		214-228
a)

scope of work and responsibility of each member of the Directors;

Information regarding the duties and responsibilities of each member of the Board of Directors is described and can be presented in tabular form.

			b)	disclosure that the Directors have Directors’ charter;
c)

policies and implementation regarding the frequency of meetings of the Board of Directors, joint meetings of the Board of Commissioners, and the level of attendance of members of the Board of Directors in such meetings including attendance at the GMS;

Information on the level of attendance of members of the Board of Directors at the meeting of the Board of Directors, the meeting of the Board of Directors with the Board of Commissioners, or the GMS can be presented in tabular form.

			d)	training and/or competency improvement of members of the Board of Directors:
(1) policies on training and/or improving the competence of members of the Board of Directors, including an orientation program for newly

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No.	CRITERIA		EXPLANATION			PAGES
appointed members of the Board of Directors (if any); and
				(2)	training and/or competency improvement attended by members of the Board of Directors in the financial year (if any);.
			e)	The Board of Directors' assessment of the performance of the committees that support the implementation of the Board of Directors' duties for the financial year shall at least contain:
				(1)	performance appraisal procedures; and
				(2)	criteria used such as performance achievement during the financial year, competence and attendance in a meeting; and
			f)	in the case that the Issuer or Public Company does not have a committee that supports the implementation of tasks the Board of Directors, then it is disclosed regarding this matter.
		3)	Board of Commissioners, consisting of among others:			171-190
			a)	description of responsibility of the Board of Commissioners;
			b)	disclosure that the Board of Commissioners has Board of Commissioners’ charter;
c)

policies and implementation of the frequency of meetings of the Board of Commissioners, meetings of the Board of Commissioners with the Board of Directors and the level of attendance of members of the Board of Commissioners in the meeting including attendance at the GMS;

Information on the level of attendance of members of the Board of Commissioners at the meeting of the Board of Commissioners, the meeting of the Board of Commissioners with the Board of Directors, or the GMS can be presented in tabular form.

			d)	training and/or competency improvement of members of the Board of Commissioners:
				(1)	policies on training and/or improving the competence of members of the Board of Commissioners, including orientation programs for newly appointed members of the Board of Commissioners (if any); and
				(2)	training and/or competency improvement attended by members of the Board of Commissioners in the financial year (if any);
			e)	performance appraisal of the Board of Directors and the Board of Commissioners as well as each member of the Board of Directors and the Board of Commissioners, including among others:
				(1)	procedure of performance assessment implementation;
				(2)	the criteria used are performance achievements during the financial year, competence and attendance at meetings; and
				(3)	parties conducting the assessment;
			f)	The Board of Commissioners' assessment of the performance of the Committees that support the implementation of the duties of the Board of Commissioners in the financial year includes:
				(1)	performance appraisal procedures; and
				(2)	the criteria used are performance achievements during the financial year, competence and attendance at meetings;
		4)	The nomination and remuneration of the Board of Directors and the Board of Commissioners shall at least contain:			205-207
			a)	nomination procedure, including a brief description of the policies and process for nomination of members of the Board of Directors and/or members of the Board of Commissioners; and
			b)	procedures and implementation of remuneration for the Board of Directors and the Board of Commissioners, among others:
				(1)	procedures for determining remuneration for the Board of Directors and the Board of Commissioners;
				(2)	the remuneration structure of the Board of Directors and the Board of Commissioners such as salaries, allowances, bonuses and others; and

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(3) the amount of remuneration for each member of the Board of Directors and member of the Board of Commissioners; Disclosure of information can be presented in tabular form.
		5)	Syariah supervisory board, for Issuer or Public Company running business under the principles of Syariah as expressed in the Articles of Association, contains at least:		Not relevant
			a)	name;
			b)	the legal basis for the appointment of the syariah supervisory board;
			c)	period of assignment of the syariah supervisory board;
			d)	tasks and responsibilities of syariah supervisory board; and
			e)	frequency and method of advising and supervisory on the compliance of syariah principles in capital market toward the Issuer or Public Company;
		6)	Audit Committee, consisting of among others:		191-199
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as member of committee;
(2) double position, either as member of Board of Commissioners, Directors, and/or committee and other positions (if any); and
(3) work experience and the time period, both inside and outside the Issuer or Public Company;
			f)	period of service of Audit Committee members;
			g)	disclosure of independence of Audit Committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	disclosure of company policies and the implementation on frequency of Audit Committee meetings and the attendance of Audit Committee members in such meetings; and
			j)	brief description activities carried out by Audit Committee during the financial year based on what is stated in Audit Committee Charter;
		7)	Committee or function of nomination and remuneration of Issuers or Public Companies, consisting of among others:		200-205
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as committee member;
(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;
			g)	disclosure of independence of committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	description of duties and responsibilities;
			j)	disclosure that the committee has charter of committee;
			k)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings;
			l)	brief description activities during the financial year;
			m)	in the event that no nomination and remuneration committee is formed, the Issuer or Public Company is sufficient to disclose the

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information as referred to in letter i) to letter l) and disclose:
(1) reasons for not forming the committee; and
(2) the party carrying out the nomination and remuneration function;
8)

other committees the Issuer or Public Company has in order to support the function and tasks of Directors (if any) and/or committees that support the functions and duties of the Board of Commissioners, consisting of among others:

208-213
			a)	name and position in the committee;
			b)	age;
			c)	nationality;
			d)	educational background;
			e)	employment record, consisting of:
(1) legal basis of appointment as committee member;
(2) double position, either as member of Board of Commissioners, Directors and/or committee and the other positions (if any); and
(3) work experience and the time period both inside and outside the Issuer or Public Company;
			f)	period of service of committee members;
			g)	disclosure of independence of committee;
			h)	training and/or competency improvement that have been followed in the financial year (if any);
			i)	description of duties and responsibilities;
			j)	disclosure that the committee has charter of committee;
			k)	disclosure of company policies and the implementation on frequency of committee meetings and the attendance of committee members in such meetings; and
			l)	brief description activities during the financial year;
		9)	Corporate Secretary, consisting among others:		229-231
			a)	name;
			b)	domicile;
			c)	employment record, consisting of:
(1) legal basis of appointment as Corporate Secretary; and
(2) work experience and the time period both inside and outside the Issuer or Public Company;
			d)	educational background;
			e)	training and/or competency improvement that have been followed in the financial year; and
			f)	brief description activities carried out by Corporate Secretary during the financial year;
		10)	Internal audit unit, consisting among others:		232-235
			a)	name of internal audit unit’s chief;
			b)	employment record, consisting of:
(1) legal basis of appointment as internal audit unit’s chief; and
(2) work experience and the time period both inside and outside the Issuer or Public Company;
			c)	qualification/certification as an internal audit (if any);
			d)	training and/or competency improvement that have been followed in the financial year;
			e)	structure and position of internal audit unit;
			f)	description of tasks and responsibilities of internal audit unit;
			g)	disclosure that the unit has charter internal audit unit; and
h)

brief description of the implementation of the duties of the internal audit unit in the financial year including the policy and implementation of the frequency of meetings with the Board of Directors, Board of Commissioners, and/or audit committee;

		11)	description of internal control system implemented by Issuer or Public Company, consisting of at least:		236-239

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
			a)	operational and financial control, along with compliance with other prevailing rules and regulations; and
			b)	review on effectiveness of internal control system;
			c)	statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;
		12)	risk management system implemented by Issuer or Public Company, consisting of at least:		240-248
			a)	general description of risk management system of Issuer or Public Company;
			b)	types of risks and efforts to manage such risks; and
			c)	review on effectiveness of the risk management system of Issuer or Public Company;
			d)	statement of the Board of Directors and/or Board of Commissioners on the adequacy of the internal control system;
		13)	legal cases that have a material impact faced by Issuers or Public Companies, subsidiaries, members of the Board of Directors and members of the Board of Commissioners (if any), at least contain:		255
			a)	material of the case/claim;
			b)	status of settlement of case/claim; and
			c)	impacts on the financial condition of the Issuer or Public Company;
		14)	information on administrative sanctions to Issuer or Public Company, members of the Board of Commissioners and Directors, by Financial Service Authority and other authorities during the fiscal year (if any);		256
		15)	information on code of conducts and culture of Issuer or Public Company (if any) consisting of:		258-259
			a)	main points of code of conducts;
			b)	form of socialization of code of conducts and efforts to enforce it; and
			c)	disclosure of that code of conducts is applicable to member of Directors, Board of Commissioners, and employers of Issuer or Public Company;
		16)	a brief description of the policy of providing long-term performance-based compensation to management and/or employees owned by the Issuer or Public Company (if any), including the management stock ownership program (MSOP) and/or share ownership program by employees (employee stock ownership program/ESOP); In terms of providing compensation in the form of a management stock ownership program (MSOP) and/or an employee stock ownership program (ESOP), the information disclosed must at least contain:		254
			a)	amount of stock and/or options;
			b)	time period of exercise;
			c)	requirements for eligible employees and/or Management; and
			d)	exercise price;
		17)	brief description of disclosure policy information regarding:		253
a)

share ownership of members of the Board of Directors and members Board of Commissioners no later than 3 (three) working days after the occurrence of ownership or any change of ownership of the Company's shares Open; and

			b)	implementation of the said policy;
		18)	explanation on Whistleblowing System at the Issuer or Public Company to report misconducts causing potential loss to the company or the stakeholders (if any), consisting of among others:		249-252
			a)	procedure to submit whistleblowing report;
			b)	protection for whistleblower;
			c)	handling of whistleblowing;
			d)	party managing whistleblowing; and
			e)	results of whistleblowing handling, consisting of at least:
(1) number of whistleblowing registered and processed in financial

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
year; and
(2) follow up of whistleblowing;
In the event that the Issuer or Public Company does not have a whistleblowing system, it is disclosed regarding this matter.
		19)	a description of the anti-corruption policy of the Issuer or Public Company, at least containing:		260
			a)	programs and procedures implemented in overcoming the practice of corruption, kickbacks, fraud, bribery and/or gratuities in Issuers or Public Companies; and
			b)	anti-corruption training/socialization to employees of Issuers or Public Companies;
In the event that the Issuer or Public Company does not have an anti-corruption policy, the reasons for not having the said policy are explained.
		20)	implementation of Public Company Governance Guidelines for Issuer that issues Equity Securities or Public Company, consisting of:		154-160
			a)	disclosure of implemented recommendations; and/or
			b)	explanation concerning unimplemented recommendation, including reasons for such conditions and alternatives (if any).
Disclosure of information can be presented in tabular form.
h.	Social and Environmental Responsibility of Issuer or Public Company	1)

Information disclosed in the social and environmental responsibility section is a Sustainability Report as referred to in the Financial Services Authority’s Regulation No. 51/POJK.03/2017 concerning the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies, containing at least :

Information available on Sustainability Report 2021
			a)	explanation of the sustainability strategy;
			b)	an overview of sustainability aspects (economic, social, and environmental);
			c)	brief profile of the Issuer or Public Company;
			d)	explanation of the Board of Directors;
			e)	sustainability governance;
			f)	sustainability performance;
			g)	written verification from an independent party, if any;
			h)	feedback sheet for readers, if any; and
			i)	the response of the Issuer or Public Company to the previous year's report feedback;
2)

The Sustainability Report as referred to in number 1), must be prepared in accordance with the Technical Guidelines for the Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Financial Services Authority Circular Letter;

Done
		3)	Information on the Sustainability Report in number 1) could be:		Information available on Sustainability Report 2021
a)

disclosed in other relevant sections outside of the social and environmental responsibility section, such as the Directors' explanation regarding the Sustainability Report disclosed in the section related to the Directors' Report; and/or

b)

refers to other sections outside the social and environmental responsibility section while still referring to the Technical Guidelines for the Preparation of Sustainability Reports for Issuers and Public Companies as listed in Appendix II which is an integral part of this Financial Services Authority Circular Letter, such as profiles Issuer or Public Company;

		4)	The Sustainability Report as referred to in number 1) is an inseparable part of the Annual Report but can be presented separately from the Annual Report;		Information available on Sustainability

Table of Content

No.	CRITERIA		EXPLANATION		PAGES
Report 2021
		5)	In the event that the Sustainability Report is presented separately from the Annual Report, the information disclosed in the said Sustainability Report must:		Done
			a)	contains all the information as referred to in number 1); and
b)

prepared in accordance with the Technical Guidelines for the Preparation of a Sustainability Report for Issuers and Public Companies as contained in Appendix II which is an integral part of this Circular Letter of Financial Services Authority;

		6)	In the event that the Sustainability Report is presented separately from the Annual Report, then the social and environmental responsibility section contains information that information regarding social and environmental responsibility has been disclosed in the Sustainability Report which is presented separately from the Annual Report; and		262
		7)	Submission of the Sustainability Report which is presented separately from the Annual Report must be submitted together with the submission of the Annual Report.		Done
i.	Audited Financial Statement

The annual financial statements contained in the Annual Report are prepared in accordance with financial accounting standards in Indonesia and have been audited by a public accountant registered with the Financial Services Authority. The said annual financial report contains a statement regarding the accountability for financial statements as regulated in the Financial Services Authority Regulation regarding the Board of Directors' responsibility for financial reports or the laws and regulations in the capital market sector which regulates the periodic reports of securities companies in the event that the Issuer is a securities company.

307
j.	Statement of Members Board of Directors and Board of Commissioners on The Responsibility for the Annual Report

Statement of members of Directors and Board of Commissioners on the responsibility for the Annual Report is composed in accordance to the format of Statement of Members of Directors and Board of Commissioners on the Responsibility for the Annual Report as attached in the Appendix I as an inseparable part of the  Circular Letter of FSA.

29-30

Table of Content

APPENDIX 4:

AFFILIATE TRANSACTIONS LIST

Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
Telkom
1.	Advertising/Printing Service						√	√		√									√			√													√
2.	APP2P Service																																		√
3.	Technical Assistance/Investigation Survey Service															√
4.	Call Center/Contact Center Service - Outsourcing																	√
5.	Colocation/Maintenance/Supporting Facilities Service																									√
6.	CPE Managed Application Service																			√	√																			√
7.	CPE Managed Device Service										√
8.	Health Service		√
9.	I/C SLI 007 Service																					√		√	√
10.	ii_007 – Signaling Service																					√
11.	Domestic Incoming Service (Interconnection)																					√
12.	Device Installation Service													√		√
13.	Construction Service																													√
14.	Content Service/PIB																		√	√		√
15.	Data Center Service
16.	Lease & Trade Service																													√
17.	Licensing/Application Service																	√
18.	Maintenance Service																				√
19.	Management Service												√																						√
20.	Outsourcing Service

Table of Content

Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
21.	PE2PE Service																					√
22.	Building Management Service/Site								√						√		√
23.	Building Rental Service/Tower															√
24.	Supporting Service										√
25.	Telecommunication Facility Service: CINOP, GRX, etc																					√
26.	Telecommunication Service & Supporting Facilitiy												√						√			√				√								√
27.	Telecommunication Service & Supporting Facilitiy Call Center										√					√		√
28.	Telecommunication Service & Supporting Facilitiy Wifi ID																						√
29.	Satellite Link/Transponder/VISAT/Sirkit Service												√															√
30.	Satellite Service & VAS Service																																		√
31.	Link Rental Service: Metroethernet, Astinet, VPN IP, DINACCESS		√	√	√		√	√	√		√		√	√	√	√	√	√	√	√	√	√	√			√	√			√		√		√	√					√
32.	Work Facilities Rental Service/Seat Management																				√
33.	Training/Assesment Service			√				√		√			√			√		√		√			√					√		√

AdMedika
1.	Health Service	√														√

Finnet
1.	Collection Service	√																				√
2.	CPE Managed Platform Service	√
3.	Credit Voucher Fee Service/RITNAS																				√
4.	Injapati Service/VAS: call center, calling card, vas																							√
5.	e_Payment/Money Service	√

Table of Content

Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
Infomedia Solusi Humanika
1.	Outsourcing Service	√								√			√								√	√	√							√

Metraplasa
1.	Advertising/Printing Service									√

MDI
1.	Incubation Service	√

MDMedia
1.	Advertising/Printing Service	√								√						√			√			√
2.	APP2P Service	√
3.	Management Service	√
4.	Satellite Service & VAS	√
5.	SMS KA Service	√											√

Metranet
1.	Advertising/Printing Service	√				√	√						√					√		√										√					√					√
2.	Colocation/Maintenance/Supporting Service	√
3.	CPE Managed Device Service										√
4.	Licensing/Application Service	√															√
5.	Management Service							√																				√
6.	Supporting Service		√																		√
7.	Satellite Service & VAS																														√

Table of Content

Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
Nutech Integrasi
1.	CPE Managed Device Service	√																				√
2.	e_Payment/Money Service																					√
3.	Licensing/Application Service	√
4.	Supporting Service												√

Pojok Celebes Mandiri (Pointer)
1.	e-Tiketing Service	√

Telkomsat
1.	Maintenance Service															√
2.	Manage Capacity Service	√
3.	Management Service	√
4.	Telecommunication Facility Service: CINOP, GRX, etc																						√
5.	SARTEL-SARPEN Service	√
6.	Satellite Link/Transponder/VISAT/Sirkit Service	√																		√		√				√
7.	Satellite Service & VAS Service																																				√

Telkom Infra (Infratel)
1.	Colocation/Maintenance/Supporting Service																									√
2.	Device Installation Service	√
3.	Maintenance Service																					√
4.	Manage Capacity Service	√
5.	Management Service																						√
6.	Supporting Service																					√

Table of Content

Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40

Telkom Landmark Tower (TLT)
1.	Credit Voucher Fee Service/RITNAS																									√
2.	Building Management Service/Site	√		√									√	√					√	√	√	√	√				√								√
3.	Building Rental Service/Tower	√						√		√						√										√
4.	Supporting Service									√

Mitratel
1.	Technical Assistance Service/Investigation Survey	√
2.	Device Installation Service	√
3.	Maintenance Service												-
4.	Manage Capacity Service	√
5.	Building Rental Service/Tower	√																				√									√

Graha Sarana Duta (GSD)
1.	Technical Assistance Service/Investigation Survey
2.	Construction Service	√
3.	Building Management Service/Site	√	√	√	√							√	√	√				√	√		√	√	√			√	√	√							√
4.	Building Rental Service/Tower															√
5.	Supporting Service									√										√										√
6.	Transport Management	√																												√

Infomedia Nusantara
1.	Advertising/Printing Service															√
2.	Call Center/Contact Center – Outsourcing Service	√											√		√

Table of Content

Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
3.	Colocation/Maintenance/Supporting Service													√
4.	Access Network Service	√
5.	Management Service																		√
6.	Outsourcing Service	√																			√	√								√
7.	Building Management Service/Site																√
8.	Supporting Service									√													√

Melon Indonesia
1.	Content Service/PIB	√																				√		√							√
2.	Building Management Service/Site														-
3.	Supporting Service
4.	SARTEL-SARPEN Service	√

Telkom Metra
1.	Advertising/Printing Service	√
2.	Content Service/PIB	√											√
3.	Building Management Service/Site														√
4.	Building Rental Service/Tower	√
5.	Supporting Service	√								√												√								√

PINS
1.	CPE Managed Application Service	√																																						√
2.	CPE Managed Device Service																					√
3.	CPE Managed Network Service	√																												√
4.	Credit Voucher Fee Service/RITNAS	√

Table of Content

Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
5.	Maintenance Service	√
6.	Building Management Service/Site														√		√					√
7.	Supporting Service									√
8.	Work Facilities Rental Service/Seat Management	√											√							√
9.	Server Rental Service	√

Telkomsel
1.	Advertising/Printing Service	√								√																									√
2.	APP2P Service	√
3.	Colocation/Maintenance/Supporting Service
4.	Credit Voucher Fee Service/RITNAS																	√
5.	I/C SLI 007 Service	√																						√							√
6.	Domestic Incoming Service (Interconnection)	√
7.	Injapati Service /VAS: call center, calling card, vas										√
8.	Content Service/PIB	√																	√
9.	PE2PE Service	√
10.	Building Management Service/Site																√
11.	Building Rental Service/Tower															√
12.	Supporting Service													√
13.	Satellite Link/Transponder/VISAT/Sirkit Service
14.	Link Rental Service: Metroethernet, Astinet, VPN IP, DINACCESS	√
15.	SMS KA Service																																		√

Telin

Table of Content

Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
1.	Technical Assistance Service/Investigation Survey																																						√
2.	Colocation/Maintenance/Supporting Service
3.	Hosting Service/CDN	√																√
4.	Content Service/PIB																		√
5.	International Service IPLC/SIMBOX	√
6.	Building Management Service/Site																√
7.	SARTEL-SARPEN-WIFI ROAMING (IDR) Service	√
8.	SARTEL-SARPEN-WIFI ROAMING (USD) Service	√
9.	Satellite Link/Transponder/VISAT/Sirkit Service	√
10.	Link Rental Service: Metroethernet, Astinet, VPN IP, DINACCESS	√

Telin Hong Kong
1.	I/C SLI 007 Service	√
2.	Injapati Service/VAS: call center, calling card, vas			√
3.	Content Service/PIB																		√
4.	Building Rental Service/Tower																					√
5.	Supporting Service									√
6.	Satellite Link/Transponder/VISAT/Sirkit Service	√

Telin Singapore
1.	I/C SLI 007 Service	√
2.	Supporting Service																		√

Sigma

Table of Content

Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
1.	Colocation/Maintenance/Supporting Service	√											√	√	√		√		√			√	√		√					√
2.	Licensing Service /Application															√
3.	Maintenance Service																				√

Telkomedika
1.	Health Service	√							√				√	√	√	√	√		√		√	√	√							√	√
2.	Medical Equipment Sales	√

Sarana Swadharma Informatika
1.	Satellite Link/Transponder/VISAT/Sirkit Service	√

Bosnet
1.	Management Service	√								√

Telkom Akses
1.	Technical Assistance Service/Investigation Survey															√
2.	Access Network Service	√
3.	Construction Service	√
4.	Lease & Trade Service	√
5.	Maintenance Service	√
6.	Manage Capacity Service	√
7.	Transport Management																√

Telin Timor Leste
1.	I/C SLI 007 Service																					√

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Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
2.	Content Service/PIB																		√

Collega Inti Pratama
1.	Licensing Service/Application	√

Telin USA
1.	Technical Assistance Service/Investigation Survey							√

Media Nusantara Data Global
1.	Colocation/Maintenance/Supporting Service	√												√									√
2.	Data Center Service												√

MD Media
1.	Advertising/Printing Service	√								√						√			√			√
2.	APP2P Service	√
3.	Management Service	√
4.	Satellite Service & VAS	√
5.	SMS KA Service	√											√

Telin Malaysia
1.	Satellite Link/Transponder/VISAT/Sirkit Service																																						√

Digiserve
1.	CPE Managed Application Service	√																				√	√
2.	Incubation Service	√

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Service Receiver
	Service Provider	Telkom	AdMedika	Finnet	Infomedia Solusi Humanika	Metra Plasa	Balebat	MDI	GYS	Metranet	Nutech	Pointer	Telkomsat	Infratel	TLT	Mitratel	GSD	Infomedia Nusantara	Melon	Telkom Metra	PINS	Telkomsel	Telin	Telin HK	Telin Singapore	Sigma	Telkomedika	Sarana Swadharma Informatika	Bosnet	Telkom Akses	Telin Timor Leste	Collega Inti Pratama	Telin USA	Media Nusantara Data Global	MD Media	Signet Pratama	Metrasat	Telin Malaysia	TSGN	Digiserve	Sigma Tata Sadaya
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38	39	40
3.	Licensing Service/Application															√
4.	Management Service	√

Persada Sokka Tama
1.	Technical Assistance Service/Investigation Survey	√
2.	Manage Capacity Service	√
3.	Building Rental Service/Tower																					√

Metrasys
1.	Licensing/Application Service																						√

Sigma Group
1.	Colocation/Maintenance/Supporting Service	√
2.	Supporting Service									√

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CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 99	Audited Consolidated Financial Statements 2021
Audited Financial Statements 2021 for Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (formerly Program Kemitraan dan Bina Lingkungan) (Community Development Center)

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ANNUAL REPORT 2021 FEEDBACK FORM

PT TELKOM INDONESIA (PERSERO) TBK

Thank you for your willingness to read this 2021 Annual Report. As part of an effort to perfect the contents of the following year's reporting. we look forward to hearing from you by answering the questions below.

QUESTION

1.	In your opinion, this Annual Report has provided useful information regarding various activities carried out by PT Telkom Indonesia (Persero) Tbk.
	SA	A	OTA	D	SD
2.	In your opinion, the material in this report including the data and information presented is easy to understand and understand.
	SA	A	OTA	D	SD
3.	In your opinion, the material in this report including the data and information presented is quite complete, covering all sustainability issues.
	SA	A	OTA	D	SD
4.	In your opinion, the material in this report including the data and information presented is reliable for decision-making.
	SA	A	OTA	D	SD

Remarks:

SA: Strongly Agree	A: Agree	OTA: On The Average	D: Disagree	SD: Strongly Disagree

5.	In your opinion, what information has been submitted in this report and is felt to be useful?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.	In your opinion, what information has been conveyed in this report and is felt to be of little use?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.	In your opinion, what about the display of this report both from the contents, design and layout as well as photos included?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8.	In your opinion, what information is felt to be lacking and must be completed in the upcoming Annual Report?
	a.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	b.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
	c.	. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Your profile
Full name	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Age and Gender	: . . . . . . . . . . .Yo. M / F (cross the unnecessary ones)
Institution / Company	: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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Type of Institution / Company	:	Government	Industry	Media
		NGO	Public	Etc

Returning forms and other matters related to the 2021 Annual Report can be submitted to:

Investor Relations

The Telkom Hub, Telkom Landmark Tower 39th Floor

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia

Phone	: (62-21) 521 5109
Fax	: (62-21) 522 0500
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id